To Our Shareholders:

You are cordially invited to attend the 2003 annual meeting of shareholders of AHL Services, Inc. to be held on [            ], 2003 at [            ] a.m. local time, at [            ]. The enclosed notice of annual meeting and proxy statement describe in detail the proposals to be considered at the annual meeting.

As more fully described in the proxy statement, one of the proposals to be considered is the adoption of a merger agreement, as amended as of May 8, 2003, and approval of the merger of AHL with Huevos Holdings, Inc., a wholly owned subsidiary of CGW Southeast Partners IV, L.P., a private equity fund specializing in middle-market investments. On March 28, 2003, AHL entered into a merger agreement pursuant to which Frank A. Argenbright, Jr., our chairman; certain affiliates of Mr. Argenbright; A. Clayton Perfall, our chief executive officer; Caledonia Investments plc (whom we refer to collectively as the “Re-Investing Shareholders”) and Huevos Holdings agreed to acquire, through the merger, the outstanding shares of AHL common stock not already held by the Re-Investing Shareholders. The merger, if consummated, will result in AHL no longer being a publicly traded company. In the merger, holders of AHL common stock other than the Re-Investing Shareholders will receive $1.50 in cash for each share of AHL common stock held by such shareholder immediately prior to the merger. Each share of AHL common stock held by the Re-Investing Shareholders will be converted into 1.5 shares of AHL’s series B participating preferred stock. Please read the enclosed proxy statement carefully for details of the proposed merger.

In order to eliminate any conflict of interest in evaluating, negotiating and recommending approval of the merger and adoption of the merger agreement, the board of directors of AHL formed a special committee, composed entirely of independent directors who are not officers or employees of AHL and who have no financial interest in the proposed merger different from AHL shareholders generally. In connection with its evaluation of the merger, the special committee engaged Raymond James & Associates, Inc. to act as its financial advisor. Raymond James rendered its opinion that, based on and subject to the assumptions, limitations and qualifications set forth in such opinion, the cash merger consideration of $1.50 per share to be received in the merger is fair, from a financial point of view, to the shareholders of AHL other than the Re-Investing Shareholders.

The special committee has concluded that the terms of the merger agreement and the proposed merger are fair from a financial point of view to, and in the best interests of, the public shareholders of AHL. The board of directors, acting on the unanimous recommendation of the special committee, has approved the merger agreement and the merger. Therefore, the board of directors, based on the unanimous recommendation of the special committee and with both Mr. Argenbright and Mr. Perfall abstaining from participating in the discussion and voting on the proposal, recommends that you vote FOR the adoption of the merger agreement and approval of the merger.

Your vote is very important.    The merger cannot be completed unless the merger agreement is adopted and the merger is approved by the affirmative vote of the holders of a majority of the outstanding shares of common stock, and by the affirmative vote of the holders of a majority of the outstanding shares of common stock not held by the Re-Investing Shareholders. Regardless of whether you plan to attend the annual meeting, please complete, sign and return the enclosed proxy card. Returning the proxy card does not deprive you of your right to attend the annual meeting and vote your shares in person.

If you complete, sign and return your proxy card without indicating how you wish to vote, your proxy will be counted as a vote FOR approval of the merger, adoption of the merger agreement and the other proposals. If you fail to return your proxy card and fail to vote at the annual meeting, the effect will be the same as a vote AGAINST approval of the merger and adoption of the merger agreement.

Sincerely,

/s/    A. CLAYTON PERFALL

A. Clayton Perfall

Chief Executive Officer

Arlington, Virginia

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger agreement or the proposed merger, determined if the accompanying proxy statement is adequate or accurate or determined the fairness or merits of the proposed merger.  Any representation to the contrary is a criminal offense.

This proxy statement is dated [            ], 2003 and is first being mailed to AHL’s shareholders on or about [            ], 2003.

1000 Wilson Boulevard

Suite 910

Arlington, Virginia 22209

NOTICE OF THE 2003 ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON [    ], 2003

To Our Shareholders:

The 2003 annual meeting of the shareholders of AHL Services, Inc., a Georgia corporation, will be held on [            ], 2003, at [            ] a.m., local time, at [            ], for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of March 28, 2003 and amended as of May 8, 2003, by and among Huevos Holdings, Inc., a Georgia corporation, and AHL, Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc (Mr. Argenbright and his affiliates, Mr. Perfall and Caledonia are referred to collectively as the “Re-Investing Shareholders”) and to approve the merger of Huevos Holdings into AHL. Pursuant to the merger agreement:

•	Huevos Holdings will merge into AHL, with AHL continuing as the surviving corporation;

•	each outstanding share of AHL’s common stock will be cancelled and converted into the right to receive $1.50 in cash, except for shares beneficially owned by the Re-Investing Shareholders and shares held by shareholders who perfect their dissenters’ rights under Georgia law; and

•	each outstanding share of AHL’s common stock held by the Re-Investing Shareholders will be cancelled and converted into the right to receive 1.5 shares of series B participating preferred stock of AHL (as the surviving corporation).

2.	To consider and vote upon a proposal to amend and restate AHL’s articles of incorporation, which amendment will, among other things, authorize two classes of capital stock in AHL, as the surviving corporation after the merger, of which there will be designated:

•	50,000,000 shares of common stock, no par value; and

•	90,000,000 shares of preferred stock, no par value, of which 30,000,000 shares will be designated series A preferred stock, 55,000,000 shares will be designated series B participating preferred stock, 2,250,000 shares will be designated as series C preferred stock and 2,750,000 shares will be undesignated.

3.	To elect two directors to serve until the 2006 annual meeting of shareholders or, if earlier, the completion of the merger and to elect one director to serve until the 2004 annual meeting of shareholders or, if earlier, the completion of the merger.

4.	To consider and vote upon an amendment to AHL’s employee stock purchase plan to authorize an increase of the number of shares to be issued under that plan.

AHL shareholders have the right to dissent from the proposed merger and, upon compliance with procedural requirements of the Georgia Business Corporation Code, to receive “fair value” for their shares if the merger is completed. See “Description of the Merger—Dissenters’ Rights” in the accompanying proxy statement. A copy of the relevant sections of the Georgia Business Corporation Code is attached as Appendix D to the proxy statement.

The board of directors has specified the close of business on [            ], 2003 as the record date for the purpose of determining AHL shareholders who are entitled to receive notice of, and to vote at, the annual meeting. Each share of AHL common stock will be entitled to one vote.

The board of directors, acting on the unanimous recommendation of a special committee of the board of directors and with both Mr. Argenbright and Mr. Perfall abstaining from participating in the discussion and voting on the proposal, has approved the merger agreement and the merger and recommends that you vote FOR the adoption of the merger agreement and approval of the merger. The board of directors also unanimously recommends that you vote FOR the approval of the amended and restated articles of incorporation, FOR the election of directors to serve until our 2006 and 2004 annual meetings of shareholders, or, if earlier, completion of the merger, and FOR the amendment to our employee stock purchase plan.

Your vote is very important.    Whether or not you plan to attend the annual meeting and regardless of the number of shares of AHL common stock that you own, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope to ensure that your shares are voted at the annual meeting. If you attend the annual meeting and wish to vote in person, you may withdraw your proxy and vote in person. Please do not send any certificates for your shares at this time. If the merger is completed, you will receive a letter of transmittal with instructions as to how you exchange shares for the merger consideration.

By Order of the Board of Directors,

/s/ HEINZ STUBBLEFIELD
Chief Financial Officer Arlington, Virginia

[                ], 2003

i

ii

INDEPENDENT AUDITORS	83

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	84

OTHER MATTERS FOR ACTION AT THE ANNUAL MEETING	84

SHAREHOLDER PROPOSALS	84

WHERE YOU CAN FIND MORE INFORMATION	84

INCORPORATION BY REFERENCE	85

Appendix A—Agreement and Plan of Merger, including the First Amendment to the Agreement and Plan of Merger

Appendix B—Opinion of Raymond James & Associates, Inc.

Appendix C—Form of Amended and Restated Articles of Incorporation

Appendix D—Sections 14-2-1301 to 14-2-1332 of the Georgia Business Corporation Code

Appendix E—AHL Annual Report on Form 10-K for the fiscal year ended December 31, 2002

Appendix F—AHL Quarterly Report on Form 10-Q for the quarter ended March 31, 2003

iii

QUESTIONS AND ANSWERS

As used in this proxy statement:

•	the terms “AHL,” “we,” “us,” “our” and “the company” refers to AHL Services, Inc.;

•	the term “CGW” refers to CGW Southeast Partners IV, L.P., a Georgia limited partnership;

•	the term “Huevos Holdings” refers to Huevos Holdings, Inc., a Georgia corporation and wholly owned subsidiary of CGW;

•	the term “merger agreement” refers to the Agreement and Plan of Merger dated as of March 28, 2003, as amended as of May 8, 2003, by and among Huevos Holdings, AHL, and the Re-Investing Shareholders.

•	the term “Public Shareholders” refers to those holders of AHL common stock other than the Re-Investing Shareholders; and

•	the term “Re-Investing Shareholders” refers to Francis “Frank” A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc.

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger, the annual meeting and other matters to be considered by AHL’s shareholders at the annual meeting. These questions and answers may not address all questions that may be important to you as a shareholder. Please refer to the more detailed information contained elsewhere in this proxy statement, the appendices to this proxy statement and the documents referred to in this proxy statement.

Q1:     On what am I being asked to vote?

A1:      You are being asked to vote on the following matters:

•       a proposal to adopt the Agreement and Plan of Merger dated as of March 28, 2003, as amended on May 8, 2003, by and among Huevos Holdings, AHL and the Re-Investing Shareholders and to approve the merger of Huevos Holdings into AHL. Pursuant to the merger agreement:

•       Huevos Holdings will merge into AHL, with AHL continuing as the surviving corporation;

•       each outstanding share of AHL common stock held by the Public Shareholders will be cancelled and converted into the right to receive $1.50 in cash, except for shares held by shareholders who perfect their dissenters’ rights under Georgia law; and

•       each outstanding share of AHL common stock held by the Re-Investing Shareholders will be cancelled and converted into the right to receive 1.5 shares of series B participating preferred stock of AHL (as the surviving corporation);

•       a proposal to amend and restate AHL’s articles of incorporation which amendment will, among other things, authorize two classes of capital stock in AHL, as the surviving corporation after the merger, of which there will be designated (1) 50,000,000 shares of common stock, no par value, and (2) 90,000,000 shares of preferred stock, no par value, of which 30,000,000 shares will be designated as series A preferred stock, 55,000,000 shares will be designated as series B participating preferred stock, 2,250,000 shares will be designated as series C preferred stock and 2,750,000 shares will not be designated;

•       the election of two directors to serve until the 2006 annual meeting of the shareholders or, if earlier, the completion of the merger and the election of one director to serve until the 2004 annual meeting of the shareholders or, if earlier, the completion of the merger; and

•       amendments to our employee stock purchase plan to authorize an increase of the number of shares to be issued pursuant to that plan.

Q2:     If the merger is completed, what will I receive for my AHL common stock?

A2:      If the merger is completed and you are a Public Shareholder, each share of AHL common stock owned by you will be automatically cancelled and converted into the right to receive $1.50 in cash, without interest or any other payment thereon. However, if you perfect your dissenters’ rights, your shares will be subject to appraisal in accordance with Georgia law.

Q3:     What will be the effect of the merger?

A3:      After the merger, you will no longer own any AHL stock. All of the capital stock of AHL following completion of the merger will be owned by CGW, the Re-Investing Shareholders, our senior lenders under our credit agreement and other AHL officers.

Q4:     If the merger is completed, what will the Re-Investing Shareholders receive for their AHL common stock?

A4:      If the merger is completed, each share of AHL common stock held by the Re-Investing Shareholders will be converted into the right to receive 1.5 shares of series B participating preferred stock in AHL (as the surviving corporation).

Q5:     What will be the effect of the merger on outstanding stock options?

A5:      Each outstanding stock option or other right to purchase shares of AHL common stock will become fully vested and exercisable by the holder of the stock option or right prior to the effective time of the merger and, if not exercised by the holder immediately prior to the effective time of the merger, the stock options or rights will be cancelled in accordance with their terms. At the effective time of the merger, no stock options or rights will be outstanding.

Q6:     What will CGW receive in the merger?

A6:      CGW is the sole stockholder of Huevos Holdings. Each share of common stock of Huevos Holdings issued and outstanding and held by CGW immediately prior to the merger will be converted into .0625 of a share of common stock of AHL (as the surviving corporation) and one share of series B participating preferred stock of AHL (as the surviving corporation). In addition, as part of a concurrent refinancing of AHL (as the surviving corporation), CGW will provide up to approximately $26 million to repay some of our outstanding indebtedness and, in exchange, CGW will have the option of receiving additional shares of series B participating preferred stock, subordinated debt or both.

In addition, on March 28, 2003, CGW and Securicor plc entered into an agreement pursuant to which CGW has agreed to purchase from Securicor, for $3 million in cash, all of Securicor’s rights, title and interest in certain promissory notes of AHL held by Securicor in the aggregate amount of $13 million. Pursuant to its commitment letter with AHL, at the effective time of the merger CGW will convert these notes into 10 million shares of series A preferred stock of AHL.

Q7:     What are the relationships among the parties to the merger agreement?

A7:      CGW, the proposed acquirer of AHL, formed Huevos Holdings as its wholly owned subsidiary solely for the purpose of effecting the merger. Mr. Argenbright is the founder and chairman of the board of AHL. Mr. Perfall is AHL’s chief executive officer. Caledonia Investments plc is a shareholder which directly owns 1,682,000 shares of AHL common stock. The Re-Investing Shareholders together own beneficially approximately 60.2% of the outstanding shares of AHL common stock. Neither CGW nor Huevos Holdings directly owns any shares of AHL common stock. Each of the Re-Investing Shareholders has agreed to vote his, her or its shares in favor of approval of the merger, adoption of the merger agreement and approval and adoption of the amended and restated articles of incorporation.

Q8:     What vote is required to adopt the merger agreement and approve the merger?

A8:      Approval of the merger and adoption of the merger agreement require the affirmative vote of a majority of all of the shares of AHL common stock outstanding and entitled to vote at the annual meeting, including shares owned or controlled by the Re-Investing Shareholders. Under the terms of the merger agreement, the holders of a majority of the shares of AHL common stock owned by the Public Shareholders must also approve the merger and adopt the merger agreement.

Q9:     What vote is required to approve the adoption of the amended and restated articles of incorporation?

A9:      Approval of AHL’s amended and restated articles of incorporation requires the affirmative vote of the holders of at least 70% of AHL’s outstanding common stock, including shares owned or controlled by the Re-Investing Shareholders. Under the terms of the merger agreement, the approval of the holders of a majority of the shares of AHL common stock owned by the Public Shareholders is also required. Completion of the merger requires the approval of the amended and restated articles of incorporation, as well as adoption of the merger agreement and approval of the merger. Approval of the amended and restated articles of incorporation is conditioned on the adoption of the merger agreement and approval of the merger.

Q10:   How will Huevos Holdings and CGW finance the merger?

A10:   Huevos Holdings and CGW estimate that approximately $112 million will be required to complete the merger and the related transactions. Under a subscription agreement with Huevos Holdings, CGW committed to provide Huevos Holdings with up to $10 million, which will provide Huevos Holdings with the funds necessary to pay the Public Shareholders the cash merger consideration of $1.50 per share.

In addition, CGW expects to refinance AHL immediately prior to the merger, and in this regard:

•      CGW entered into a commitment letter with AHL pursuant to which CGW committed to provide AHL up to approximately $26 million to repay amounts owed by AHL to the senior secured lenders under AHL’s credit agreement and to certain other holders of indebtedness of AHL, as well as to pay fees and expenses in connection with the merger. CGW’s investment will be in the form of series B participating preferred stock of AHL, convertible subordinated debt, or both, at CGW’s option.

•      CGW is in negotiations for an approximate $58 million line of credit to repay amounts owed by AHL to the senior secured lenders under AHL’s existing credit agreement, restructure debt owed to Mr. Argenbright, pay fees and expenses related to the merger and provide ongoing working capital to AHL.

Q11:   Why did our board of directors form the special committee?

A11:    The Re-Investing Shareholders, which includes Messrs. Argenbright and Perfall, will own 26.1% of the equity capital of AHL and 33.0% of the voting power of AHL immediately following the completion of the merger. The board of directors believed that a special committee, comprised entirely of independent directors of AHL who are not officers or employees of AHL, are not affiliates of either Mr. Argenbright or Mr. Perfall and who have no financial interest in the merger different from the Public Shareholders, should be formed to eliminate any conflict of interest in evaluating, negotiating and recommending the merger and the terms of the merger agreement to the board of directors. The members of the special committee are Thomas V. Beard, John W. Ward and Wyck A. Knox, Jr.

The special committee independently selected and retained legal counsel and a financial advisor to assist it in deliberations. The special committee received an opinion from its financial advisor, Raymond James & Associates, Inc., that, based on and subject to the assumptions, limitations, and qualifications set forth in such opinion, the $1.50 per share that the Public Shareholders will receive in the merger is fair from a financial point of view to the Public Shareholders.

Q12:   Has the special committee concluded that the merger is fair to the Public Shareholders?

A12:    Yes. The special committee has unanimously determined that the merger is fair from a financial point of view to the Public Shareholders. In reaching this conclusion, the special committee considered, among other factors, the following:

•     the opinion issued by Raymond James, to the effect that the price per share to be received by the Public Shareholders pursuant to the merger agreement was fair from a financial point of view;

•     the fact that AHL and its financial advisors had explored other opportunities for AHL to refinance its debt or sell some or all of the company, and had not located any viable opportunities;

•     the impending expiration of AHL’s credit facility on March 31, 2003, and the fact that the lenders had refused to extend such expiration date on terms acceptable to AHL absent a signed merger agreement;

•     the fact that the termination fee provisions in the merger agreement likely would not significantly discourage another potential bidder from bidding on AHL; and

•     the fact that the merger agreement requires that a majority of shares held by the Public Shareholders approve the merger.

Q13:   Has AHL’s board of directors determined that the merger is fair to AHL and the Public

Shareholdersand what does it recommend regarding the merger agreement?

A13:    After receiving the unanimous recommendation of the special committee, our board of directors,

based on the recommendation of the special committee and with both Mr. Argenbright and Mr. Perfall abstaining from participating in the discussion and voting on the proposal, determined that the terms of the merger are fair from a financial point of view to, and in the best interests of, AHL and the Public Shareholders.

Our board of directors recommends that you vote “FOR” the adoption of the merger agreement and approval of the merger.

Q14:   Is the merger subject to the satisfaction of any conditions?

A14:   Yes. Before completion of the merger, certain closing conditions must be satisfied or waived. These conditions are discussed in detail under “Proposal One—Approval of the Merger and Adoption of the Merger Agreement—Conditions to the Merger” and include, among other conditions:

•      obtainingrequired consents and approvals;

•       adoption of the merger agreement, approval of the merger and approval of the amended and restated articles of incorporation by obtaining the required shareholder vote; and

•       Huevos Holdings and CGW obtaining the financing required to complete the merger and related transactions contemplated by the merger agreement.

If these conditions are not satisfied or waived, the merger will not be completed even if the required shareholder votes to adopt the merger agreement, approve the merger and approve the amended and restated articles of incorporation are obtained.

Q15:   Am I entitled to dissenters’ rights?

A15:   Yes. You may dissent from adoption of the merger agreement and approval of the merger and obtain a cash payment for the fair value of your shares. To exercise dissenters’ rights, you must NOT vote in favor of the adoption of the merger agreement and approval of the merger, and you must strictly comply with all of the applicable requirements of Georgia law. The fair value of your shares, as determined by a court, may be more than, less than or equal to the $1.50 to be paid to you in the merger.

Q16:   What are the federal income tax consequences of the receipt of cash in the merger?

A16:   The receipt of cash for shares of AHL’s common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. You will recognize gain or loss equal to the difference between $1.50 per share and your tax basis for the shares of AHL’s common stock that you owned immediately before completion of the merger. For U.S. federal income tax purposes, this gain or loss generally will be a capital gain or loss if you held the share of common stock as a capital asset.

The tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the application of state, local, foreign or other tax laws.

Q17:   When and where is the annual meeting?

A17:   The annual meeting is scheduled to take place on [            ], 2003 at [            ] a.m. local time, at [            ].

Q18:   Who can vote at the annual meeting?

A18:   If you are a shareholder of record as of the close of business of [            ], 2003, you will be entitled to receive notice of, and vote at, the annual meeting on each of the proposals described in this proxy statement.

Q19:   What should I do now?

A19:   After you read and consider carefully the information contained in this proxy statement, please submit your proxy as soon as possible so that your shares may be represented at the annual meeting. If your shares of AHL common stock are registered in your own name, you may submit your proxy by filling out and signing the proxy card and then mailing your signed proxy card in the enclosed envelope. If your shares are held in “street name” you should follow the directions your broker or bank provides.

Your proxy card will instruct the persons named on the proxy card to vote your shares at the annual meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote on each proposal, your proxy will be voted FOR any proposal not so indicated. If you do not vote or if you abstain, the effect will be a vote against the merger, the merger agreement and the amended and restated articles of incorporation.

Q20:   If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A20:   Yes, but only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted by your broker.

Q21:   Can I change my vote or revoke my proxy after I have mailed my signed proxy card?

A21:   Yes. You can change your vote at any time before your proxy is voted at the annual meeting. You can do this in one of three ways:

•       you can send a written notice stating that you would like to revoke your proxy;

•       you can complete and submit a new proxy card; or

•       you can attend the annual meeting and vote in person.

If you choose one of the first two methods, we must receive your notice of revocation or your new proxy card before the start of the annual meeting.

Simply attending the meeting will not revoke your proxy; you must vote at the meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q22:   Should I send in my stock certificates now?

A22:   No. If the merger agreement is adopted and the merger is approved and other conditions to the merger are satisfied, shortly after the merger is completed, you will receive a letter of transmittal with instructions informing you how to send in your stock certificates to Wachovia Bank, N.A., the exchange agent appointed by AHL and Huevos Holdings. YOU SHOULD NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY CARD.

Q23:   When do you expect the merger to be completed?

A23:   We are working towards completing the merger as soon as possible. Assuming timely satisfaction of necessary closing conditions, we expect the merger to be completed in the third quarter of 2003.

Q24:   Who can help answer my other questions?

A24:   If you have more questions about the merger, you should contact [        ].

SUMMARY

This summary highlights certain material information from this proxy statement but does not contain all of the information that is important to you. To understand the merger and the transactions contemplated by the merger agreement fully, you should read carefully this entire proxy statement, the appendices and the additional documents referred to in this proxy statement.

The Parties to the Merger (Page 20)

AHL

AHL Services, Inc., headquartered in Arlington, Virginia, is a leading provider of marketing support services in North America. AHL’s integrated marketing support solutions enhance the effectiveness and efficiency of many marketing companies. Strategic offerings include consumer promotion and fulfillment services, trade promotion and fulfillment services and retail merchandising.

AHL also operates specialized staffing services that provide temporary staffing solutions to a broad range of clients utilizing both skilled and semi-skilled workers throughout Germany. AHL’s specialized staffing services is one of the largest German-based staffing agencies, satisfying a broad range of clients’ staffing needs in many business sectors, including the automotive, aerospace and engineering sectors.

Huevos Holdings, Inc.

Huevos Holdings was organized at the direction of CGW solely for the purpose of effecting the merger. Huevos Holdings has not conducted any significant activities other than those incident to its approval and execution of the merger agreement and related documents. Huevos Holdings has no material assets or liabilities, other than its rights and obligations under the merger agreement and the related documents and has not generated any revenues or material expenses (other than those associated with the merger). Pursuant to a subscription agreement between CGW and Huevos Holdings, CGW committed to provide Huevos Holdings with up to $10 million, which will provide Huevos Holdings with the funds necessary to pay the Public Shareholders the cash merger consideration of $1.50 per share.

Re-Investing Shareholders

Frank A. Argenbright, Jr. and his affiliates.    Mr. Argenbright is the Chairman of our board of directors. Kathleen B. Argenbright is Mr. Argenbright’s spouse. Mr. and Mrs. Argenbright control Argenbright Partners, L.P. and Mr. Argenbright is the sole trustee of the Francis A. Argenbright, Jr. Charitable Remainder Trust.

A. Clayton Perfall.    Mr. Perfall is the chief executive officer of AHL.

Caledonia Investments plc.    Caledonia Investments plc is an investment holding company organized under the laws of the United Kingdom.

For additional information, see “Special Factors—Interests of Certain Persons in the Merger.”

Annual Meeting (Page 18)

Date, Time and Place

The annual meeting of the shareholders of AHL will be held on [    ], 2003 at [    ] a.m. local time, at [    ].

Matters to be Considered at the Annual Meeting

At the annual meeting, you are being asked to:

•	approve a proposal to adopt the merger agreement and to approve the merger of Huevos Holdings into AHL. Pursuant to the merger agreement:

•	Huevos Holdings will merge into AHL, with AHL continuing as the surviving corporation;

•	each outstanding share of AHL common stock will be cancelled and converted into the right to receive $1.50 in cash, except for shares beneficially owned by the Re-Investing Shareholders and shares held by shareholders who perfect their dissenters’ rights under Georgia law; and

•	each outstanding share of AHL common stock held by the Re-Investing Shareholders will be cancelled and converted into the right to receive 1.5 shares of series B participating preferred stock of AHL (as the surviving corporation);

•	approve a proposal to amend and restate AHL’s articles of incorporation to, among other things, authorize two classes of capital stock in AHL, as the surviving corporation after the merger, of which there will be designated (1) 50,000,000 shares of common stock, no par value and (2) 90,000,000 shares of preferred stock, no par value, of which 30,000,000 shares will be designated as series A preferred stock, 55,000,000 shares will be designated as series B participating preferred stock, 2,250,000 shares will be designated as series C preferred stock, and 2,750,000 will be undesignated;

•	elect two directors to serve until the 2006 annual meeting of shareholders or, if earlier, the completion of the merger, and the election of one director to serve until the 2004 annual meeting of shareholders or, if earlier, the completion of the merger; and

•	approve an amendment to our employee stock purchase plan to authorize an increase in the number of shares to be issued pursuant to the plan.

Record Date and Voting Information

You are entitled to vote at the annual meeting if you owned shares of AHL common stock at the close of business on [    ], 2003, which is the record date for the annual meeting. You will have one vote at the annual meeting for each share of AHL common stock you owned at the close of business on the record date. On the record date, there were [    ] shares of AHL common stock entitled to vote at the annual meeting.

Required Vote

The following vote is required to approve the proposals to be considered at the annual meeting:

•	Adoption of the merger agreement and approval of the merger requires the affirmative vote of a majority of the outstanding shares of AHL common stock entitled to vote at the annual meeting including shares owned and/or controlled by the Re-Investing Shareholders, as well as, under the terms of the merger agreement, the affirmative vote of a majority of the outstanding shares of AHL common stock owned by the Public Shareholders.

•	Approval of the amended and restated articles of incorporation requires the affirmative vote of at least 70% of the outstanding shares of AHL common stock, including shares owned and/or controlled by the Re-Investing Shareholders as well as, under the terms of the merger agreement, the affirmative vote of a majority of the outstanding shares of AHL common stock owned by the Public Shareholders.

•	Election of those persons nominated to serve as directors requires the plurality of the votes for each director, meaning that the three nominees receiving the highest number of affirmative votes will be elected directors.

•	Approval of the amendment to the employee stock purchase plan requires that more votes be cast in favor of the proposal than votes against it.

Abstentions and broker non-votes will have the effect of a vote “AGAINST” the adoption and approval of the merger agreement, the merger and the amended and restated articles of incorporation, but will not affect the election of directors or approval of the amendments to the employee stock purchase plan. See “Annual Meeting—Required Votes, Abstentions and Broker Non-Votes.”

The Re-Investing Shareholders beneficially own or have voting control over 60.2% of the outstanding shares of AHL common stock, and have agreed to vote their shares to adopt the merger agreement, approve the merger and approve the adoption of the amended and restated articles of incorporation.

The Merger

Purposes and Structure of the Merger (Page 30)

The principal purposes of the merger agreement are:

•	to permit the Public Shareholders to realize cash for their shares of AHL common stock in an amount in excess of the market price at which such shares traded just prior to the announcement of the signing of the merger agreement;

•	to allow AHL to realize cost savings by eliminating the requirements that it make periodic public reports under the Securities Exchange Act of 1934, as amended, and reducing the expenses of shareholder communications; and

•	to allow the management of AHL to concentrate on the long-term growth of AHL, as a private company, rather than on the quarter-to-quarter performance often emphasized by the public markets.

The proposed transaction has been structured as a going private, cash merger of Huevos Holdings into AHL. AHL will be the surviving corporation in the merger.

Conversion of Shares (Page 51)

At the effective time of the merger:

•	each outstanding share of AHL common stock held by the Public Shareholders will be cancelled and converted into the right to receive $1.50 in cash, except for shares held by shareholders who perfect their dissenters’ rights under Georgia law;

•	each share of AHL common stock held by the Re-Investing Shareholders will be cancelled and converted into 1.5 shares of series B participating preferred stock of AHL (as the surviving corporation);

•	each share of common stock of Huevos Holdings then issued and outstanding will be converted into .0625 of a share of common stock of AHL and one share of series B participating preferred stock of AHL (as the surviving corporation); and

•	each outstanding share of preferred stock of AHL issued after the approval of the amended and restated articles of incorporation but prior to the merger will remain issued and outstanding.

Conditions to the Merger (Page 55)

Completion of the merger depends upon meeting or waiving a number of conditions including:

•	the adoption of the merger agreement and approval of the merger by the affirmative vote of a majority of the outstanding shares of AHL common stock and a majority of the outstanding shares of AHL common stock held by the Public Shareholders;

•	the approval of the adoption of the amended and restated articles of incorporation by the affirmative vote of at least 70% of the outstanding shares of AHL common stock and a majority of the outstanding shares of AHL common stock held by the Public Shareholders;

•	Huevos Holdings having obtained financing on terms that, in the reasonable judgment of Huevos Holdings’ board of directors, exercised in good faith, satisfy the requirements of the merger agreement, unless the failure to obtain the financing was the result of a failure by Huevos Holdings to perform any covenant or condition contained in its financing commitments or in the merger agreement or as a result of the inaccuracy of any representation or warranty of Huevos Holdings;

•	the agreement dated February 25, 2003, by and among CGW and certain of AHL’s senior secured lenders, pursuant to which those lenders agreed to (a) accept as payment in full for all of AHL’s obligations under its credit agreement, an amount in cash equal to the total amount of such obligations less $14.9 million, plus shares of AHL’s series C preferred stock, and (b) extend the maturity date under AHL’s credit agreement to August 29, 2003, shall be in full force and effect and shall not have been terminated by the lenders, unless the termination was the result of a failure by CGW or Huevos Holdings to perform any covenant or agreement in the February 25, 2003 agreement;

•	the agreement dated March 28, 2003, by and among CGW and Securicor plc, pursuant to which CGW agreed to purchase from Securicor, for $3 million in cash, all of its rights, title and interest in certain promissory notes of AHL held by Securicor in the aggregate principal amount of $13 million, shall be in full force and effect and shall not have been terminated by Securicor, unless the termination was the result of a failure by CGW or Huevos Holdings to perform any covenant or agreement in the March 28, 2003 agreement;

•	the seventh amendment to the AHL credit agreement shall be in full force and effect and shall not have been terminated by any of the parties thereto;

•	Huevos Holdings shall have funded the $5 million which is to be loaned by AHL to Frank A. Argenbright, Jr.; and

•	other customary closing conditions.

Termination (Page 59)

Under certain circumstances, the merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, whether before or after approval of the merger by AHL’s shareholders.

Except for provisions in the merger agreement regarding confidentiality of non-public information and payment of fees and expenses, if the merger agreement is terminated as described above, the merger agreement will become void and have no effect. In addition, if the merger agreement is terminated, except for the payment of the termination fees and expenses, as described below, there will be no liability on the part of Huevos Holdings or AHL, except to the extent that the termination results from a breach by any party of any of its representations, warranties, covenants or agreements contained in the merger agreement.

In addition, termination of the merger agreement will cause our credit agreement to be cancelled and all amounts outstanding under the credit agreement will become due and payable immediately. See “Risk Factors.”

Fees (Page 61)

The merger agreement provides that, in certain circumstances, AHL will be required to reimburse Huevos Holdings for certain expenses incurred and pay certain fees to Huevos Holdings in connection with the merger. These reimbursements and fees could range from $400,000 to $3.25 million in the aggregate.

Dissenters’ Rights (Page 49)

AHL is a corporation organized under Georgia law. Under Article 13 of the Georgia Business Corporation Code, if you do not vote in favor of the merger agreement and the merger and instead follow the appropriate procedures for demanding and perfecting dissenters’ rights as described on pages 49 through 50 and in Appendix D, you will receive a cash payment for the “fair value” of your shares of voting stock instead of the $1.50 per share merger consideration to be received by the Public Shareholders in connection with the merger. The “fair value” of AHL common stock may be more than, less than or equal to the $1.50 merger consideration you would have received for each of your shares of AHL common stock in the merger if you had not exercised your dissenters’ rights.

Generally, in order to exercise dissenters’ rights, among other things:

•	you must not vote for adoption of the merger agreement and approval of the merger; and

•	you must make written demand for appraisal in compliance with Georgia law prior to the vote on the merger agreement and the merger.

Merely voting against the merger agreement and the merger will not preserve your dissenters’ rights under Georgia law. Appendix D to this proxy statement contains the Georgia statute relating to your dissenters’ rights. If you want to exercise your dissenters’ rights, please read and carefully follow the procedures described on pages 49 through 50 and in Appendix D. Failure to take all of the steps required under Georgia law may result in the loss of your dissenters’ rights.

Special Committee (Page 25)

The special committee is a committee of our board of directors, consisting of three non-employee, non-officer directors of AHL. The special committee was formed to eliminate any conflict of interest in evaluating, negotiating and recommending the merger proposal, including the terms of the merger agreement and the proposed merger with Huevos Holdings. The special committee consists solely of directors who are not officers or employees of AHL and who have no financial interest in the proposed merger different from Public Shareholders. The members of the special committee are John W. Ward, Wyck A. Knox, Jr. and Thomas V. Beard.

Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger (Page 30)

The special committee has determined unanimously that the merger consideration is fair from a financial point of view to the Public Shareholders and has recommended that our board of directors declare the merger advisable and in the best interests of AHL and the Public Shareholders, adopt the merger agreement, and recommend that our shareholders vote to adopt the merger agreement and approve the merger. Our board of directors, based on the unanimous recommendation of the special committee and with Mr. Argenbright and Mr. Perfall abstaining from participation in the discussion and voting on the proposal, determined that the merger consideration is fair from a financial point of view to the Public Shareholders and that the merger agreement and the merger are advisable to, and in the best interests of, AHL and the Public Shareholders. Accordingly, the board of directors, based on the recommendation of the special committee, recommends that you vote “FOR” the proposal to adopt the merger agreement and approve the merger.

Opinion of Special Committee’s Financial Advisor (Page 34)

In connection with the merger, the special committee received the opinion of Raymond James & Associates, Inc. as to the fairness of the merger, from a financial point of view, to the Public Shareholders of AHL. The full text of Raymond James’ written opinion is attached to this proxy statement as Appendix B. You are encouraged to read that opinion carefully for a description of the assumptions made, matters considered and limitations and qualifications on the review undertaken.

The Re-Investing Shareholders’ Position Regarding the Fairness of the Merger (Page 34)

The Re-Investing Shareholders believe the merger consideration to be fair to the Public Shareholders. In reaching this determination, these parties relied on numerous factors, including, among other things, the per share price to be paid on AHL common stock in the merger represents a premium of approximately 168% over the reported closing sale price of $0.56 for shares of AHL common stock on March 28, 2003, which was the last day on which shares of AHL common stock traded prior to the March 31, 2003 announcement of the execution of the merger agreement.

Interests of Certain Persons in the Merger (Page 41)

Some members of our board of directors, certain of our executive officers, and other shareholders have interests in the merger that are different from yours as a holder of AHL common stock, and that may present or may appear to present, a conflict of interest. For example, the Re-Investing Shareholders, which include Messrs. Argenbright and Perfall, will receive shares of AHL’s series B participating preferred stock. In addition, certain of AHL’s executive officers and directors will receive lump-sum payments upon completion of the merger.

Financing of the Merger; Fees and Expenses of the Merger (Page 45)

It is anticipated that the total amount necessary to complete the merger and the related transactions is approximately $112 million. Of this amount, $84 million represents cash payments from the following sources:

•	an equity investment by CGW in Huevos Holdings of up to $10 million;

•	an investment by CGW in AHL of up to approximately $26 million for shares of series B participating preferred stock, convertible subordinated debt, or both; and

•	at least $48 million from a secured line of credit.

Certain Effects of the Merger (See Page 44)

Upon the effective time of the merger, the Public Shareholders will cease to have ownership interests in AHL or rights as AHL shareholders. Therefore, the Public Shareholders will not participate in any future earnings or growth of AHL and will not benefit from any appreciation in value of AHL common stock. Upon completion of the merger, CGW and the Re-Investing Shareholders are expected to own 95.2% of the equity capital and 98.7% of the voting power of the surviving corporation outstanding immediately after the merger, with the remaining amount held by AHL’s senior lenders and other AHL officers. As a result of the merger, the AHL common stock will cease to be quoted on the Nasdaq SmallCap Market and there will be no public market for AHL common stock.

Accounting Treatment (Page 47)

The merger will be accounted for using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired. The excess purchase price over the fair value of the assets acquired will be allocated to goodwill.

Material U.S. Federal Income Tax Consequences (page 47)

The receipt of $1.50 in cash for each outstanding share of AHL common stock will be a taxable transaction for U.S. federal income tax purposes. Each of the Public Shareholders generally will recognize taxable gain or loss measured by the difference, if any, between the shareholder’s amount realized in the merger ($1.50 per share) and the tax basis of each share of AHL common stock owned by such shareholder.

SELECTED FINANCIAL INFORMATION

The following selected financial data are qualified by reference to and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2002 which is attached to this proxy statement as Appendix E. The selected financial data presented below as of and for each of the fiscal years in the three-year period ended December 31, 2002, have been derived from our financial statements, which have been audited by independent public accountants. AHL’s consolidated financial statements for fiscal years 2001, 2000, 1999 and 1998 and the three months ended March 31, 2002 have been restated to reflect the reclassification of our German specialized staffing business from discontinued operations to continuing operations. See Note 2 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002. The reclassification adjustments for the two fiscal years ending December 31, 1999 have not been audited by independent public accountants. The selected financial data presented below as of and for the three months ended March 31, 2003 and 2002 have been derived from our unaudited statements of operations and balance sheet contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 which is attached to this proxy statement as Appendix F. Except as otherwise stated, all amounts represent continuing operations of AHL.

	Fiscal Year Ended December 31,(1)(2)					Three Months Ended March 31,(1)
	2002	2001	2000	1999	1998(3)	2003	2002
		(as restated)	(as restated)	(as restated) (unaudited)	(as restated) (unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues (4)	$264,575	$276,828	$322,596	$268,754	$106,964	$69,376	$59,489
Income (loss) from continuing operations (4) (5) (6)	$(52,086)	$(98,816)	$(46,539)	$11,351	$5,218	$(1,797)	$(2,678)
Income (loss) from discontinued operations	$114	$(17,821)	$49,908	$8,243	$7,905	$—	$(641)
Cumulative effect of change in accounting principle (6)	$(20,723)	$—	$—	$—	$—	$—	$(20,723)
Net income (loss)	$(72,695)	$(116,637)	$3,369	$19,594	$13,123	$(1,797)	$(24,042)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(3.42)	$(6.46)	$(2.87)	$0.66	$0.38	$(0.12)	$(0.18)
Income (loss) from discontinued operations	$0.01	$(1.17)	$3.08	$0.48	$0.57	$—	$(0.04)
Cumulative effect of change in accounting principle	$(1.36)	$—	$—	$—	$—	$—	$(1.36)

Net income (loss)	$(4.77)	$(7.63)	$0.21	$1.14	$0.95	$(0.12)	$(1.58)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(3.42)	$(6.46)	$(2.87)	$0.64	$0.36	$(0.12)	$(0.18)
Income (loss) from discontinued operations	$0.01	$(1.17)	$3.08	$0.47	$0.55	$—	$(0.04)
Cumulative effect of change in accounting principle	$(1.36)	$—	$—	$—	$—	$—	$—

Net income (loss)	$(4.77)	$(7.63)	$0.21	$1.11	$0.91	$(0.12)	$(1.36)

	December 31,					March 31,
	2002	2001	2000	1999	1998(3)	2003	2002
		(as restated)	(as restated)	(as restated) (unaudited)	(as restated) (unaudited)	(unaudited)	(as restated) (unaudited)
	(in thousands)
Balance Sheet Data:
Total assets	$150,302	$264,810	$356,250	$493,162	$321,887	$160,164	$230,887
Debt	$72,696	$104,149	$68,176	$216,364	$169,726	$76,150	$77,906
Shareholders’ equity	$12,718	$86,109	$206,216	$221,298	$105,688	$11,363	$82,716

(1)	Reported results from continuing operations include the marketing support services businesses in the United States and the specialized staffing services businesses in Germany. The marketing support services businesses include the operations of the PIMMS store set-up business from its date of acquisition through its date of abandonment.
(2)	Our United States operations’ fiscal year ends on the last Friday in December. Fiscal years 2002, 2001, 2000 and 1998 for U.S. operations consist of 52 weeks. Fiscal year 1999 for U.S. operations consists of 53 weeks.
(3)	Reported results from continuing operations for fiscal year 1998 include the operations of Gage Marketing Services, now known as Archway Marketing Services, from its acquisition date of July 1998 through the end of the fiscal year. Reported results from continuing operations for fiscal year 1998 also include the operations of three acquisitions of German specialized staffing services from their respective dates of acquisition through the end of the fiscal year.
(4)	Reported results from continuing operations include the abandoned PIMMS store set-up business which closed operations on March 16, 2001. Revenues from PIMMS were $0.9 million, $36.6 million and $36.3 million for fiscal years 2001, 2000 and 1999, respectively. Income (loss) from continuing operations from the PIMMS business was $(1.5) million, $(49.3) million and $1.9 million for fiscal years 2001, 2000 and 1999, respectively.
(5)	Loss from continuing operations in fiscal year 2001 includes $35.3 million in non-recurring charges and $45.9 million in impairment charges as further discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2002 which is attached as Appendix E to this proxy statement.
(6)	Loss from continuing operations in fiscal year 2002 includes $49.3 million in impairment charges on goodwill, recorded pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142. AHL also recorded a $20.7 million impairment of goodwill classified as a cumulative effect of change in accounting principle with the adoption of SFAS No. 142. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2002 which is attached as Appendix E to this proxy statement. For pro forma effects on net income related to goodwill that is no longer being amortized in accordance with SFAS No. 142, see Note 3 to the Consolidated Financial Statements.

No separate financial information for Huevos Holdings is provided since it was formed for the sole purpose of effecting the merger. Huevos Holdings has no liabilities and its only asset is the funding provided by CGW to enable Huevos Holdings to carry out the merger and the other transactions contemplated by the merger agreement. See “Description of the Merger—Financing of the Merger.”

No pro forma data giving effect to the proposed merger is provided because we do not believe that such information is material to the Public Shareholders in evaluating the proposed merger and merger agreement. The only material change to AHL’s financial position resulting from the merger will be the refinancing of AHL’s debt and changes in the capitalization of AHL. See “Description of the Merger — Financing of the Merger” and “Description of the Merger — Certain Effects of the Merger.” We do not believe that the changes to AHL’s financial condition resulting from the merger would provide meaningful or relevant information in evaluating the cash merger consideration to be received by the Public Shareholders in the merger, since the Public Shareholders will not be shareholders of, and will have no interest in, AHL following the merger.

RISK FACTORS

As of May 9, 2003, Huevos Holdings and AHL have received financing commitments for an aggregate of only $36 million of the $84 million in cash necessary to complete the merger and refinance AHL’s debt. Also, with the exception of the $10 million subscription in Huevos Holdings from CGW, all of the financing to be provided to Huevos Holdings or AHL will be subject to a number of conditions. CGW is in negotiations for an approximate $58 million line of credit. There can be no assurance that CGW will be able to obtain all or any of the necessary financing. If CGW is unsuccessful in obtaining all of the necessary financing, the merger will not be completed.

In addition, completion of the merger is subject to various additional risks, including, but not limited to, the following:

•	a majority of the outstanding shares of AHL common stock held by the Public Shareholders may not be voted in favor of the merger;

•	AHL may experience a circumstance, event, occurrence, change or effect that, individually or in the aggregate has, or would reasonably be expected to have, a material adverse effect on AHL and, as a result, Huevos Holdings may terminate the merger agreement;

•	the parties may not have performed in all material respects their obligations contained in the merger agreement at or before the effective time of the merger;

•	there may be material litigation or similar proceedings pending or threatened against AHL at the time of the closing that has, or would reasonably be expected to have, a material adverse effect on AHL;

•	the representations and warranties made by the parties in the merger agreement may not be true and correct to the extent provided in the merger agreement immediately before the effective time of the merger; and

•	AHL’s current senior lenders or Securicor plc may have cancelled their agreements with CGW, which may result in Huevos Holdings being able to terminate the merger agreement.

As a result of various risks to the completion of the merger, there can be no assurance that the merger will be completed even if the requisite shareholder approval is obtained. It is expected that, if AHL shareholders do not adopt the merger agreement and approve the merger or if the merger is not completed for any other reason, the board of directors and current management of AHL will continue to manage AHL as an ongoing business. However, if we are unable to complete the merger, we may be unable to continue to operate our business. Costs related to the merger, such as legal, accounting and financial advisor fees, and, in certain circumstances, fees owed to Huevos Holdings under the merger agreement must be paid even if the merger is not completed.

In addition, if the merger is not completed or if the merger agreement is terminated, our senior lenders may cancel our credit facility and declare all amounts borrowed under the credit facility due and payable. We cannot assure you that we will be able to obtain any replacement credit facility or that other sources of liquidity will be available to AHL if the merger is not completed and our credit facility is cancelled.

You should review the risk factors contained in AHL’s annual report on Form 10-K for the year ended December 31, 2002, included as Appendix E to this proxy statement, for a description of the risk factors associated with the continued operation of AHL.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement contains certain “forward-looking statements” within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements generally preceded by, followed by or that include the words “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financing and operating results, strategies, contingencies, financing plans and similar matters and related transactions.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate. We do not represent and cannot assure you that the results contemplated in these statements will be realized. Forward-looking statements reflect our current expectations and are not guarantees of future performance. You should not place undue reliance on any forward-looking statement. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events. Factors that could cause actual results to differ materially from the results described in any forward-looking statement include, but are not limited to, factors discussed under the heading “Risk Factors” and the following:

•	changes in general economic conditions;

•	changes in the availability of capital;

•	changes in competitive conditions in the outsourced services industry;

•	changes in the business practices of our key client industries; and

•	changes in labor laws affecting outsourcing and specialized staffing businesses.

ANNUAL MEETING

Date, Time and Place

This proxy statement is furnished in connection with the solicitation of proxies by our board of directors for an annual meeting of holders of our common stock to be held on [     ], 2003 at [     ] a.m. local time, at [     ], or at any adjournment or postponement of the annual meeting. Shares of our common stock represented by properly executed proxies received by us will be voted at the annual meeting or any adjournment or postponement of the annual meeting in accordance with the terms of such proxies, unless revoked.

Matters to Be Considered at the Annual Meeting

The purpose of the annual meeting is:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of March 28, 2003, as amended, by and among Huevos Holdings, AHL and the Re-Investing Shareholders and to approve the merger of Huevos Holdings into AHL;

2.	To consider and vote upon a proposal to amend and restate AHL’s articles of incorporation;

3.	To elect two directors to serve until the 2006 annual meeting of the shareholders or, if earlier, the completion of the merger and to elect one director to serve until the 2004 annual meeting of the shareholders or, if earlier, the completion of the merger; and

4.	To consider and vote upon an amendment to AHL’s employee stock purchase plan to authorize an increase of the number of shares to be issued under the plan

Approval of Proposals 1 and 2 are conditioned on one another. Proposals 3 and 4 are not conditioned on any other Proposal.

Record Date, Outstanding Voting Securities, Voting Rights and Quorum

The board of directors has set the close of business on [    ], 2003 as the record date for determining shareholders of AHL entitled to notice of, and to vote at, the annual meeting. As of the record date, there were [    ] holders of record of AHL common stock, and [    ] shares of AHL common stock outstanding.

Each outstanding share of AHL common stock entitles its holder to one vote on all matters properly coming before the annual meeting. Any shareholder entitled to vote may vote either in person or by properly executed proxy. A majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, will constitute a quorum at the annual meeting. Abstentions and broker non-votes (meaning proxies submitted by brokers or banks as holders of record on behalf of their customers that do not indicate how to vote on a proposal) are counted for the purpose of establishing a quorum at the annual meeting.

Required Votes, Abstentions and Broker Non-Votes

The following votes are required to approve the proposals to be considered at the annual meeting:

•	Approval of the merger and adoption of the merger agreement require the affirmative vote of a majority of the outstanding shares of AHL common stock entitled to vote at the annual meeting including shares held by the Re-Investing Shareholders, as well as, pursuant to the terms of the merger agreement, the affirmative vote of a majority of the outstanding shares of AHL common stock held by the Public Shareholders.

•	Approval of the amended and restated articles of incorporation requires the affirmative vote of at least 70% of the outstanding shares of AHL common stock, including shares held by the Re-Investing

Shareholders, as well as, pursuant to the terms of the merger agreement, the affirmative vote of a majority of the outstanding shares of AHL common stock held by the Public Shareholders.

•	Election of those persons nominated to serve as directors requires the plurality of the votes for each director, meaning that the three nominees receiving the highest number of affirmative votes will be elected directors.

•	Approval of the amendment to the employee stock purchase plan requires that more votes be cast in favor of the proposal than votes cast against it.

Abstentions and broker non-votes will have the effect of a vote “AGAINST” the adoption and approval of the merger agreement, the merger and the amended and restated articles of incorporation, but will not affect the election of directors or approval of the amendments to the employee stock purchase plan.

As of the record date, the Re-Investing Shareholders beneficially own or have voting control over 9,500,123 shares of AHL common stock (including options to purchase shares of AHL common stock) representing approximately 60.2% of the outstanding shares of AHL common stock, and have agreed to vote their shares to adopt the merger agreement, approve the merger and approve the amended and restated articles of incorporation. Other than Messrs. Argenbright and Perfall, none of our directors or officers have informed us whether they currently intend to vote any shares of AHL common stock owned or controlled by them for or against the merger or the merger agreement, nor have any of the executive officers, other than Messrs. Argenbright and Perfall, made a recommendation, individually, either in support of or opposed to the merger or the merger agreement.

Proxies; Revocation of Proxies

Shares that are entitled to vote and are represented by a properly signed proxy that is received at or prior to the annual meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a proxy is signed and returned without indicating voting instructions for a matter coming before the annual meeting, shares represented by the proxy will be voted “FOR” that matter. The board of directors is not currently aware of any business to be acted upon at the annual meeting other than as described in this proxy statement.

If you have instructed a broker to vote your shares, follow the directions received from your broker to change those instructions.

If you have submitted a proxy, you may revoke it by:

•	delivering a later dated, signed proxy card or a written revocation of such proxy to AHL care of [ ];

•	delivering a later dated, signed proxy card or a written revocation to us at the annual meeting; or

•	attending the annual meeting and voting in person.

If you choose one of the first two methods, we must receive your notice of revocation or your new proxy card before the start of the annual meeting. Attendance at the annual meeting will not by itself constitute the revocation of a proxy; to revoke a proxy you must vote in person at the meeting.

Expenses of Proxy Solicitation

AHL will bear the expenses in connection with the solicitation of proxies. Upon request, we will reimburse brokers, dealers and banks, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy materials to the beneficial owners of shares of AHL common stock which such persons hold of record. Solicitation of proxies will be made principally by mail. Proxies may also be solicited in person, or by telephone or facsimile, by our officers and regular employees. Such persons will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services. Proxies will not be solicited via the Internet. We have engaged [                                                                                      ] as our proxy solicitor to assist in the dissemination of proxy materials and in obtaining proxies and to answer your questions. We will pay them a fee of [                ]     and reimburse them for their expenses.

Adjournments

Although it is not expected, the annual meeting may be adjourned for the purpose of soliciting additional proxies. Any adjournment of the annual meeting may be made without notice, other than by an announcement made at the annual meeting, by approval of the holders of a majority of the outstanding shares of voting stock present in person or represented by proxy at the annual meeting, whether or not a quorum exists.

THE PARTIES TO THE MERGER

AHL Services, Inc.

AHL Services, Inc., headquartered in Arlington, Virginia, is a leading provider of marketing support services in North America. AHL’s integrated marketing support solutions enhance the effectiveness and efficiency of many marketing companies. Strategic offerings include consumer promotion and fulfillment services, trade promotion and fulfillment services and retail merchandising.

AHL also operates specialized staffing services which provide temporary staffing solutions to a broad range of clients utilizing both skilled and semi-skilled workers throughout Germany. AHL’s specialized staffing services is one of the largest German based staffing agencies, satisfying a broad range of clients’ staffing needs in many business sectors, including the automotive, aerospace and engineering sectors. The address and telephone number of AHL’s principal executive offices are: 1000 Wilson Boulevard, Suite 910, Arlington Virginia 22209, Telephone: (703) 528-9688.

Huevos Holdings, Inc.

Huevos Holdings was organized at the direction of CGW solely for the purpose of effecting the merger. Huevos Holdings has not conducted any significant activities other than those incident to its approval and execution of the merger agreement and related documents. Huevos Holdings has no material assets or liabilities, other than its rights and obligations under the merger agreement and the related documents and has not generated any revenues or material expenses (other than those associated with the merger). Pursuant to a subscription agreement between CGW and Huevos Holdings, CGW has committed to provide Huevos Holdings with up to $10 million, which will provide Huevos Holdings with funds necessary to pay the Public Shareholders the cash merger consideration of $1.50 per share. Huevos Holdings’ address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305 and its telephone number is (404) 816-3255.

Re-Investing Shareholders

Frank A. Argenbright, Jr. and Affiliates

For information about Mr. Argenbright including his stock ownership, see “Proposal 3—Election of Directors” and “Security Ownership of Beneficial Owners and Management.” Kathleen B. Argenbright is Mr. Argenbright’s spouse. Mr. and Mrs. Argenbright control Argenbright Partners, L.P. a Georgia limited partnership and the Francis A. Argenbright, Jr. Charitable Remainder Trust, a trust organized in Georgia. The principal place of business and principal office of Mr. Argenbright and his affiliates is 3343 Peachtree Road, NE, Suite 710, Atlanta, Georgia 30326. Mr. and Mrs. Argenbright are both citizens of the United States.

A. Clayton Perfall

For information about Mr. Perfall, see “Proposal 3—Election of Directors” and “Security Ownership of Beneficial Owners and Management.” The principal place of business and principal office of Mr. Perfall is 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209, telephone number (703) 528-9688. Mr. Perfall is a citizen of the United States.

Caledonia Investments plc

Caledonia Investments plc is an investment holding company organized under the laws of the United Kingdom. The principal place of business and principal office of Caledonia Investments plc is Cayzer House, 30 Buckingham Gate, London, England SWIE 6NN. The directors and executive officers of Caledonia Investments plc are Charles M. Allen-Jones; Peter N. Buckley; J. Burnett-Stuart; Jonathan H. Cartwright; C. W. Cayzer; Mark E. T. Davies; Graeme P. Denison; Timothy C. W. Ingram; David Kinlock; James R. H. Loudon and Michael G. Watt.

None of AHL, the Re-Investing Shareholders, nor, to the best knowledge of AHL and the Re-Investing Shareholders, any of the directors and executive officers of AHL or Caledonia, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, or a finding of any violation of, federal or state securities laws.

For additional information, see “Special Factors—Interests of Certain Persons in the Merger” and “Description of the Merger—Certain Effects of the Merger.”

SPECIAL FACTORS

Background of the Merger

Preliminary Negotiations

Since 2000, we have been refocusing our business on outsourced marketing services, which we view as a business with high growth and low volatility. Those efforts continued through fiscal 2001, during which we experienced significant organizational changes, including the reorganization of our outsourced marketing services division. Also, as part of these efforts, in October 2000, we engaged an investment banking firm to sell our specialized staffing businesses in the United Kingdom and Germany. As a result, we classified those businesses as discontinued operations for accounting purposes in fiscal 2001. In March 2002, we sold the United Kingdom staffing business for $29.5 million and used the proceeds to reduce debt.

As of December 31, 2001, we were not in compliance with certain of the covenants contained in our credit facility. We received a waiver of those defaults through April 15, 2002 and on April 12, 2002 we reached an agreement with our lenders to amend the facility. The amendment eliminated the defaults, extended the maturity date of the credit facility to January 3, 2003, reduced the credit availability, increased the interest rates and modified the financial covenants. Additionally, the amendment required us to diligently market our debt and equity securities for the purpose of obtaining cash proceeds sufficient to repay the credit facility in full on or before September 30, 2002. If we did not repay the credit facility in full by such date or if we were unsuccessful in our efforts to sell the German staffing business by July 31, 2002, we were required to diligently pursue a business combination transaction.

On March 12, 2002, our board of directors met, among other things, to evaluate the status of negotiations regarding the amendment of our credit facility described above and the status of our efforts to sell our specialized staffing businesses in the United Kingdom and Germany. The board authorized Mr. Perfall to retain the services of an investment banking firm for purposes of assisting the company in issuing common stock or preferred stock to obtain sufficient funds to repay the amounts outstanding pursuant to the credit facility. After discussions with several firms, we subsequently engaged CIBC World Markets as our exclusive financial advisor.

Beginning in May 2002, CIBC World Markets contacted, on our behalf, approximately 43 parties to determine their interest in either acquiring our North American outsourced marketing services business or in making a significant capital investment in the company. An information memorandum containing business and financial information about us was distributed to approximately 28 parties that executed a confidentiality agreement and that expressed an interest in exploring a possible transaction with us. Seven parties indicated preliminary interest in a business combination with, or investment in, the company. All seven were invited to conduct due diligence and were provided with a presentation by our management regarding our business and operations. The due diligence and management presentation sessions were conducted from June through August 2002.

Concurrently, during the spring and summer of 2002, we continued our efforts to sell our German staffing business. We received proposals from several potential purchasers of the German staffing business and we granted exclusivity to one of the potential purchasers. After months of diligence and negotiation, this potential purchaser declined to move forward with the transaction due to its inability to reach agreement with the managers of the German staffing business regarding their investment in the business. During the late summer, we conducted discussions with several other potential purchasers of our German staffing business. None of these efforts led to offers from qualified purchasers.

As the result of, among other things, the historical financial performance of the company, and our inability to identify a purchaser for our German staffing business, we did not receive any offers from parties interested in an equity investment in, or a business combination with, willing to invest in the debt or equity of the company. Accordingly, during the summer of 2002 we instructed CIBC World Markets to approach additional strategic and financial investors, including parties that had previously expressed interest in our North American marketing services business, regarding a possible acquisition of the entire company. None of these additional parties submitted offers to acquire the entire company.

In the late summer of 2002, Mr. Argenbright contacted CGW to discuss the potential of a joint effort by CGW and Mr. Argenbright to purchase the German staffing business. On August 16, 2002, Mr. Argenbright met with principals of CGW to discuss such proposal. On August 19, 2002, a representative of CGW contacted Mr. Argenbright and indicated that, although CGW did not have an interest in a transaction involving just the German staffing business, it might be interested in a transaction involving the acquisition of the entire company. The parties agreed to discuss the possibility further. On September 5, 2002, Mr. Argenbright met with representatives of CGW. The meeting resulted in continued interest by CGW in a transaction involving the acquisition of the entire company.

On October 3, 2002, CGW representatives traveled to our headquarters, where management, including Mr. Perfall, made a presentation regarding our outsourced marketing services business and our German staffing business. On October 9th and 10th, CGW representatives visited our operations in Rogers, Minnesota, where they toured the site and met with local management. The site visits and management presentations led to another general meeting to discuss a potential transaction on October 16th and 17th. Officers of our German staffing business participated in the meeting. Messrs. Long and McCarthy represented CGW. Officers of EmployBridge, a staffing company in which CGW and its affiliates own a controlling interest, also attended the meeting at the invitation of CGW. The meeting resulting in continued interest by CGW, but no firm proposal.

On October 29, 2002, Mr. Perfall received a written proposal from CGW, which he distributed to the members of our board. On October 29, 2002, our board held a telephonic meeting to discuss the company’s financial condition and strategic alternatives, including the CGW proposal. During this meeting, Mr. Perfall reviewed with the board the company’s financial obligations pursuant to the credit facility and to Securicor plc and Mr. Argenbright. He suggested to the board that we could attempt to sell the German staffing business and to condition the use of the proceeds to repay indebtedness on the agreement of the lenders that they would extend the maturity of the credit facility through January 2004. Mr. Perfall explained that this course of action would give us an opportunity to execute our business plan and, if the financial markets recovered sufficiently, to complete an equity offering. Noting the risks involved in this course of action, he concluded that it amounted to buying time to address the company’s financial problems.

Next, Mr. Perfall explained the CGW proposal to the board, stating that it was a non-binding indication of interest pursuant to which CGW proposed a “going-private” transaction that would result in AHL’s shareholders receiving $1.50 in cash per share of our common stock. He stated that the indication of interest contemplated, among other things, our lenders accepting 70% of the principal amount of the indebtedness outstanding under our credit agreement in full satisfaction of that debt and Securicor agreeing to accept 50% of the principal amount of the indebtedness represented by the promissory notes we issued to it in April 2002, in the aggregate principal amount of $13 million, in full satisfaction of such notes. The indication of interest contemplated CGW commencing its due diligence investigation after it had successfully conducted its negotiations with our lenders and was conditioned on CGW’s completion of its due diligence investigation. Finally, Mr. Perfall noted that CGW requested that we agree to refrain from initiating, soliciting or entering into any other competing transaction for a period of 45 business days.

The board discussed the CGW proposal and the process that would be required to consider it. In this regard, Mr. Perfall advised the board that it would be necessary for the board to appoint a special committee of disinterested directors to consider the CGW proposal. He noted that he and Mr. Argenbright would not be disinterested directors because they would be required to invest in the company as part of the transaction proposed by CGW. The board concluded that it would proceed to evaluate the CGW proposal and determine whether or not to grant CGW the 45-day period of exclusivity it requested. The board noted that it was required to respond to CGW prior to November 8, 2002.

On November 7, 2002, our board met, among other things, to consider our financial alternatives. During this meeting, Mr. Perfall described for the board the status of discussions with a potential purchaser of our German staffing business and discussions with CGW since the October 29 meeting. He stated, among other things, that he had received advice from legal counsel that formation of a special committee was not necessary to approve CGW’s request for a 45-day exclusivity period and that, therefore, the board had not yet constituted the committee. He also noted that, if CGW were able to negotiate a discount in the amount of indebtedness outstanding under our credit facility, it would be able to enter into a definitive agreement and to close a transaction relatively rapidly. After a discussion of the potential sale of our German staffing business and the CGW proposal, the board concluded that the CGW proposal appeared to be a favorable transaction for our shareholders and that it presented our lenders with the opportunity to negotiate a transaction that was acceptable to them. The board directed Mr. Perfall to meet with our lenders and CGW in an attempt to assess whether CGW and our lenders would be able to negotiate a discount to the indebtedness outstanding under the credit agreement that would not result in a material diminution of the value of the proposed transaction to our shareholders. The board also instructed Mr. Perfall to continue negotiations with the potential purchaser of our German staffing business. Mr. Perfall did not sign the written proposal received from CGW and, therefore, CGW was not granted exclusivity. However, CGW continued with its due diligence investigation and with its efforts to arrange a transaction.

From October through December 2002, CIBC World Markets continued to hold discussions, on our behalf, with several parties concerning a possible transaction with us. Two parties indicated an interest in a possible transaction with us and our management made presentations to those parties. Both parties, however, indicated interest in only a portion of our North American business. Mr. Perfall had a conference call with representatives of another management buy-out fund in early December 2002. In March, 2003, this fund sent a letter to Mr. Argenbright expressing an indication of interest (without making an offer) in acquiring our U.S. operations for a purchase price of between $60 million and $70 million. During November and December, CGW and Mr. Perfall conducted discussions with our lenders and Securicor and advised the board regarding the status of such discussions. During January, CGW retained Alston & Bird LLP as legal counsel and Deloitte & Touche LLP as accounting advisors and each firm began to conduct due diligence.

On January 27, 2003, we entered into an agreement with CGW pursuant to which we agreed that we would not solicit, initiate or encourage the submission of, or enter into any agreement or understanding with respect to, an “acquisition proposal” or participate in, engage in or encourage any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to assist or facilitate any inquiries or the making of, any proposal that constitutes or could lead to any “acquisition proposal.” The term “acquisition proposal” was defined to include any proposal with respect to a merger, consolidation, share exchange, tender offer, exchange offer, business combination or similar transaction involving us or any of our subsidiaries. The term also included any purchase of all or any significant portion of our assets or the assets of any of our subsidiaries or 10% or more of any class of our capital stock or the capital stock of any of our subsidiaries. We were permitted pursuant to the January 27 agreement to continue with our efforts to sell our German staffing business. The prohibitions of the January 27 agreement, which extended to our directors, officers, employees and advisors, expired on March 31, 2003. We entered into this agreement in consideration of CGW’s expenditures in connection with its efforts to effect a “going-private” transaction with us on terms that were described in summary fashion in the January 27 agreement. Such terms were referred to as the “preliminary terms.”

The preliminary terms outlined in the January 27 agreement were as follows:

•	our lenders would accept a $14.96 million discount on the total amount of obligations under our credit facility in exchange for repayment of the remaining amount and shares of AHL non-voting subordinated liquidating preferred stock having a value of $2.25 million;

•	Securicor would agree to exchange the promissory notes we issued to it in April 2002, in the aggregate principal amount of $13 million, for newly issued AHL preferred stock with an aggregate value of $10.0 million;

•	Mr. Argenbright would receive $5.0 million cash in satisfaction of a promissory note in such amount we issued to him in April 2002; and

•	the holders of AHL common stock would receive aggregate value of approximately $23 million, with approximately one-third of the holders receiving cash and the remainder receiving equity securities of AHL.

In the January 27 agreement, we also agreed to reimburse CGW for its out-of-pocket expenses under the following circumstances:

•	we agreed to reimburse CGW for up to $200,000 of its out-of-pocket expenses if CGW were unable, prior to February 10, 2003, to enter into an agreement with our lenders on the terms described above;

•	we agreed to reimburse CGW for up to $200,000 of its out-of-pocket expenses if, prior to March 31, 2003, CGW concluded that our business, operations or financial condition differed materially from that assumed by CGW when it proposed the preliminary terms;

•	we agreed to reimburse CGW for up to $200,000 of its out-of-pocket expenses if, prior to March 31, 2003, CGW confirmed in writing that it was prepared to enter into a definitive agreement on terms substantially similar to the preliminary terms and our lenders were unwilling to approve the transaction; and

•	we agreed to reimburse CGW for up to $400,000 of its out-of-pocket expenses if, prior to March 31, 2003, CGW confirmed in writing that it was prepared to enter into a definitive agreement on terms substantially similar to the preliminary terms and we were unwilling to approve the transaction.

During February 2003, CGW continued to negotiate with our lenders. On February 25, 2003, CGW entered into an agreement with our lenders pursuant to which the lenders agreed to (a) accept as payment in full for all of our obligations pursuant to the credit facility an amount in cash equal to the total amount of such obligations less $14.96 million, plus shares of AHL series C preferred stock and (b) extend the maturity date of our credit facility to July 31, 2003. CGW’s agreement with our lenders was subsequently amended to extend the maturity date of our credit facility to August 29, 2003. In addition, CGW continued to negotiate with Securicor, which ultimately resulted in an agreement on March 28, 2003, pursuant to which CGW agreed to purchase from Securicor plc the promissory notes that we issued to it in April 2002 for $3 million cash.

On February 7, 2003, during a regular meeting of our board, Mr. Perfall reported on the status of CGW’s activities with respect to the proposed transaction. Among other things, he described CGW’s discussions with its financing sources and the challenges CGW had encountered in obtaining financing. Also, given the advanced stage of discussions with CGW, Mr. Perfall suggested that it would be appropriate for the board to constitute the previously discussed special committee. Finally, he described his discussions with Securicor related to CGW’s requirement that it agree to a discount on the promissory notes we issued to it in April 2002.

The Special Committee

On March 7, 2003, the board, acting by unanimous written consent, appointed Mr. Thomas V. Beard as a new member of the board to fill a recent vacancy and designated Mr. Beard, Wyck A. Knox, Jr., and John W. Ward as members of the special committee. The special committee was authorized to review, evaluate and negotiate the terms of any business combination transaction involving AHL, to establish such procedures, review such information and engage such financial advisors and legal counsel as it deemed appropriate, and to execute and deliver, in our name, a definitive agreement to consummate such business combination. The board also agreed to pay each member of the special committee a fixed fee of $50,000, and an additional $1,000 for each meeting attended in person and $500 for each meeting in which the member participated via telephone.

The special committee engaged Kilpatrick Stockton LLP as its legal counsel to advise it regarding its duties in connection with a possible sale of the company. Mr. Knox is a partner in Kilpatrick Stockton. On March 12, 2003, the special committee met with Kilpatrick Stockton to discuss various matters, including, among others, the qualifications and independence of the members of the special committee to serve on the special committee, the qualification and independence of Kilpatrick Stockton to serve as counsel to the special committee, and developments at the company during the past several months (including the company’s efforts to pursue a financing or sale of the company). The special committee also discussed business issues which potentially would need to be addressed in connection with the proposed transaction, and the proposed timing for the transaction.

Counsel also advised the special committee on the special committee’s legal responsibilities and the legal principles applicable to, and the legal consequences of, actions taken by the special committee with respect to an offer to acquire the company. At this meeting, the special committee also elected Mr. Knox to serve as its Chairman.

On the same day, the special committee interviewed several firms to serve as the special committee’s financial advisor. After those meetings, and subsequent discussions with counsel, the special committee selected Raymond James & Associates, Inc. to serve as its financial advisor for the purpose of advising the special committee, assisting the special committee in negotiations with CGW, and considering delivery of a fairness opinion to the special committee in connection with the proposed transaction. The special committee instructed Raymond James to commence its investigation and analysis of the value of the company.

From March 12 through March 28, 2003, Raymond James reviewed financial and other information concerning the company, including our audited and interim financial statements, projections supplied by our management, the marketing process undertaken by CIBC World Markets beginning in May 2002 on our behalf to sell our North American outsourced marketing services business and, subsequently, the entire company, the efforts of another investment banking firm to sell the German staffing business, and other information concerning us described below in “—Opinion of Special Committee’s Financial Advisor.” Raymond James also met with members of our management, Ernst & Young, our independent auditors, and representatives from CIBC World Markets, among other parties. CIBC World Markets provided Raymond James with an overview of the marketing process it had conducted on our behalf.

On March 12, 2003, the special committee received a preliminary draft of a merger agreement from Alston & Bird, along with a draft of proposed amended and restated articles of incorporation for the company. The draft of the merger agreement included a proposed purchase price per share for the Public Shareholders of $1.50 in cash, and a proposed termination fee of $5 million. The agreement also provided that the merger would be subject to the approval of a majority of shares held by the Public Shareholders.

On March 13, 2003, the special committee met with Raymond James and Kilpatrick Stockton to discuss the proposed timeline for the CGW transaction, key issues in the transaction (including negotiations with Securicor and Mr. Argenbright and consideration to be received by members of our management), and the status of the audit of our financial statements and the related financial statement adjustments required in connection with the accounting for our German operations.

On March 17, 2003, Raymond James and Kilpatrick Stockton met with members of our management and representatives of our independent auditors to review our financial position and the financial position of our competitors, as well as our operations and financial statements. Our management made a presentation to, and answered questions from, Kilpatrick Stockton and Raymond James concerning efforts to market the company. Management described the efforts undertaken on our behalf during the previous eight months soliciting buyers for both our German staffing business, and for the company as a whole, without success. Our management also discussed our recent financial and operating history.

On March 18, 2003, the special committee met with Kilpatrick Stockton and Raymond James to discuss various matters, including developments in CGW’s negotiations with Securicor, the status of CGW’s negotiation of financing commitments, the draft amended and restated articles of incorporation of the company, and the status of Ernst & Young’s audit of our financial statements. The special committee also further discussed the efforts that had been undertaken to locate financing or sale opportunities for the company.

The special committee also discussed the contents of a letter that it learned had been sent to Mr. Argenbright in March 2003 from another management buy-out fund, expressing an indication of interest (without making an offer) in acquiring our U.S. operations for a purchase price of between $60 million and $70 million. After this initial discussion, the special committee instructed Raymond James to evaluate the financial basis for the proposal received by Mr. Argenbright.

The special committee, Raymond James and Kilpatrick Stockton also discussed issues raised by the draft merger agreement received from Alston & Bird. The special committee noted the need to obtain from CGW the terms and conditions of CGW’s financing arrangements to evaluate certain closing conditions contained in the agreement. The special committee also discussed in detail the proposed amount and terms of the breakup fee contained in the draft merger agreement. In addition, the special committee analyzed the definition of and limitations on the “material adverse effect” clause in the proposed agreement, the outside date for consummation of the proposed transaction, and the possibility of extending the maturity date of our credit facility.

During those discussions, the special committee emphasized the desirability of obtaining flexibility to entertain competing offers from other interested potential acquirors after the signing of a merger agreement, should those acquirors approach us with a competing offer. In order to retain that flexibility, the special committee directed Kilpatrick Stockton to seek terms in the merger agreement that would minimize the termination fees we would be required to pay if we terminated the merger agreement to pursue a competing proposal.

During a March 24, 2003 meeting, the special committee discussed what it understood to be CGW’s difficulties in obtaining financing for the German staffing company to replace the financing provided by our credit facility, and the benefits and risks inherent with our signing the merger agreement and announcing the transaction without CGW first having obtained financing commitments for the transaction.

Raymond James then led a discussion of its preliminary valuation analysis of the company. Among other issues, Raymond James discussed the various approaches to valuing the company, provided data from comparable transactions concerning termination fee provisions, and discussed how that data impacted its view of the termination fee provisions of the proposed merger agreement.

Raymond James also offered additional information concerning a proposal sent to Mr. Argenbright in March from the buy-out fund referred to above. After significant discussion, the special committee determined that it would not be advisble for us to pursue such proposal at this time, based on the following factors:

•	the indication of interest was very preliminary and subject to various significant conditions;

•	the interest was only for the acquisition of the U.S. operations, and it would not be feasible to thereafter pursue a sale of the German operations separately, given our prior attempts to do so;

•	the preliminary and conditional price that was proposed for the U.S. operations was not sufficiently high to risk losing the CGW transaction;

•	our exclusivity agreement with CGW extended through March 31, 2003, thereby prohibiting any discussions with another party through that date; and

•	our credit facility expired on such date, thereby limiting our ability to thereafter engage in discussions with the potential buyer that had contacted Mr. Argenbright.

The special committee then discussed significant outstanding issues in the merger agreement, including the following:

•

Termination Fees.    The special committee considered the possibility of requesting that CGW pay a termination fee if it did not obtain financing for the proposed transaction by a specified date. Alternatively, the special committee discussed using that possibility as leverage to negotiate a reduction of the amount of the termination fee that we could be required to pay. Ultimately, the special committee directed Kilpatrick Stockton to attempt to limit the scenarios under which we would be required to pay any such fees.

•	CGW Guaranty. The special committee directed Kilpatrick Stockton to request that CGW provide a guaranty of the Purchaser’s performance under the merger agreement, or that CGW become a party to the agreement.

•	Company Material Adverse Effect. The special committee discussed various proposed carveouts to the definition of Company Material Adverse Effect, and directed Kilpatrick Stockton to negotiate to include several such carveouts in the merger agreement.

On March 25, 2003, Mr. Knox and representatives of Kilpatrick Stockton and Raymond James met with CGW and its counsel. At that meeting, CGW advised the special committee that its financing source for our German staffing company had decided not to pursue the transaction. CGW discussed with the special committee the reasons for such decision and financing alternatives potentially available to CGW. The parties also discussed a draft financing term sheet received by CGW to finance a significant percentage of the proposed transaction, and the status of CGW’s negotiations with other potential lenders to finance a separate portion of the transaction. At the same meeting, Mr. Knox requested that CGW become a party to the merger agreement, or guaranty Huevos Holdings’ obligations under that agreement. CGW stated, however, that it was not willing to take any such action.

Later that afternoon, Mr. Knox and Kilpatrick Stockton reported to the special committee on the discussions with CGW. Among other issues, the special committee discussed the possibility of requesting an extension on the maturity date of our credit facility past March 31, 2003, to allow AHL and the special committee more time to resolve financing contingencies with respect to the CGW transaction. After discussion, the special committee directed Mr. Knox (with assistance from Mr. Perfall) to contact Wachovia Bank, agent for our lenders, to request such an extension.

On March 26 and 27, 2003, the special committee met several times with Kilpatrick Stockton, Raymond James and CGW and its counsel. On March 27, Mr. Knox reported to the special committee that he and Mr. Perfall had made a request to Wachovia that the credit agreement maturity date be extended, but that Wachovia had refused to consider such an extension on terms acceptable to the company absent a signed merger agreement. At the same meeting, the special committee also discussed the status of CGW’s financing discussions, as well as the status of CGW’s negotiations with Securicor plc.

On March 27, 2003, during a discussion with the special committee, Raymond James indicated that it had concerns about whether it could advise the special committee to approve the proposed transaction, based in particular on the termination fee provisions currently included in the merger agreement. Later that day, the special committee and its advisors again met with CGW to discuss open issues in the merger agreement, including the various termination fee provisions. During those conversations, the special committee indicated to CGW Raymond James’ concerns with the transaction terms. Among other alternatives discussed by the parties, the special committee proposed on several occasions an increase in the per share price to be paid to the Public Shareholders in exchange for concessions concerning the termination fee provisions. CGW responded that it was not willing to raise its proposed price above $1.50 per share. During this meeting, the parties also discussed other points concerning the termination fee provisions and carveouts from the definition of Company Material Adverse Effect.

The special committee, CGW and their respective advisors met again on March 28, 2003. The parties explored various ways in which to structure the termination fee provisions. The parties also continued to negotiate revisions to the definition of Company Material Adverse Effect, our ability to consider unsolicited bids after execution of the merger agreement, and related issues. Ultimately, after extensive negotiations, the parties resolved various issues, including an agreement to reduce the amount of the termination fee and expenses which we could be required to pay to a maximum of $3.25 million.

The special committee met with Kilpatrick Stockton and Raymond James later that afternoon to discuss the revised merger agreement. Kilpatrick Stockton opened the meeting with a report on the legal standards governing the actions of the special committee. This report covered issues such as the independence of the members of the special committee, the independence of Raymond James and Kilpatrick Stockton as advisors to the special committee, the deliberative nature of the actions taken by the special committee thus far, and the legal standards applicable to the actions being considered by the special committee in the present circumstances.

Kilpatrick Stockton then initiated a discussion of the current CGW proposal to purchase the company, beginning with a history of the negotiations between the parties that led to the current proposal. That discussion included a description of our financial situation due to the impending expiration of our credit facility three days later, despite our efforts and the efforts of the special committee to convince our lenders to further extend the expiration date. The special committee also discussed our unsuccessful attempts to alleviate our debt problems, and the unsuccessful efforts to sell our German staffing business separately or the company as a whole. Raymond James discussed the extensive process undertaken by CIBC World Markets, on our behalf, in soliciting third party indications of interest in the company, and stated Raymond James’ belief that CIBC World Markets had performed an adequate marketing process regarding the possible acquisition of, or a significant capital investment in the company.

The special committee next discussed the indication of interest Mr. Argenbright received in early March. The special committee discussed the conditional preliminary nature of such proposal and that the proposal related only to our U.S. operations. The special committee also discussed the fact that Mr. Argenbright received the proposal during CGW’s exclusivity period, making a response to the letter impossible without risking the possibility that CGW would abandon its proposal.

Kilpatrick Stockton then reviewed the terms of the current proposal from CGW, including, among other things, the cash price offered to the public shareholders, the required vote by these public shareholders to approve the transaction, the definition of Company Material Adverse Effect in the proposed merger agreement, the termination fee structure and an extensive review of the provisions relating to the financing of the proposal.

Raymond James then presented its analysis used in evaluating the fairness of the CGW proposal. Initially, Raymond James described the role it had played in the overall deal process and the analysis techniques used in performing the valuation of the company. Raymond James then presented its valuation of the company, which was based on four valuation methodologies: comparable public companies analysis, precedent transaction analysis, premiums paid analysis and discounted cash flows analysis. During this presentation, Raymond James answered various questions from the special committee regarding the valuation methodologies and the implications of their results. Raymond James then delivered its opinion, both orally and by presenting a confirming opinion letter, that the CGW proposal of $1.50 per share would be fair to the Public Shareholders from a financial point of view.

Based in part on the Raymond James opinion and the valuation analyses presented by Raymond James to the special committee, the special committee’s belief that the $1.50 per share price was the best offer available and the other factors described below in “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger—Reasons for the Special Committee’s Determination’’ and after further detailed discussions, the special committee unanimously voted to accept the CGW proposal, and to recommend to our board that the merger agreement and the proposed merger be approved by the board and recommended to our shareholders.

Thereafter, the board met to receive the report of the special committee. Mr. Argenbright and Mr. Perfall abstained from the discussions because of their conflict of interest with respect to the transaction. The special committee and its counsel reported to the board on the special committee’s review of the merger agreement, and stated that the special committee unanimously recommended to the board that the board accept the $1.50 offer and approve and adopt the merger agreement. After such report, the board (with Mr. Argenbright and Mr. Perfall abstaining) approved the merger agreement and resolved to recommend the approval of the merger agreement, the merger, and the amended and restated articles to our shareholders.

On March 31, 2003, we issued a press release announcing that based on the unanimous recommendation of the special committee, the board had approved CGW’s merger proposal and the offer of $1.50 per share in cash.

Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger

Recommendation of the Special Committee

At a meeting held on March 28, 2003, the special committee determined that the merger, the merger agreement and the transactions contemplated thereby were fair and in the best interests of the Public Shareholders and unanimously recommended that the board approve the merger agreement, the merger and the transactions contemplated thereby and recommend the merger agreement, the merger and the transactions contemplated thereby to the shareholders of AHL. In reaching its conclusion, the special committee was assisted in its deliberations by Raymond James and Kilpatrick Stockton. See “Special Factors—the Special Committee.” Additionally, the special committee met on [    ] occasions between March 12, 2003 and the date of this proxy statement, in person or by telephone conference, to consider developments relating to a possible sale of AHL. The special committee is unaware of any development since its March 28, 2003 meeting that would affect its determination, and, accordingly, the special committee reconfirms, as of the date of this proxy statement, its determination that the merger, the merger agreement and the transactions contemplated thereby are fair and in the best interests of the Public Shareholders.

Reasons for the Special Committee’s Determination

In recommending the merger agreement and the merger to the board of directors, the special committee considered the current overall position of AHL, including our current financial position, our service offerings and operations, our strategic business plan, our potential for future viability and growth and current securities market conditions. Specifically, the most significant factors that the special committee evaluated in connection with these considerations and believed supported its determination include:

•	The fact that AHL and its financial advisors had explored other opportunities to finance or sell AHL, since as early as 2000, and had not located any viable prospects. The special committee considered the fact that AHL had made significant attempts to sell all or a portion of AHL, including through substantial efforts undertaken, on our behalf, by CIBC World Markets and the investment banking firm we retained to market our German staffing business to solicit interest in such opportunities, and that such efforts had not resulted in any serious interest in AHL, other than by CGW.

•	The special committee’s belief that it was unlikely another bidder would make a definitive proposal that would result in a transaction providing greater value to the Public Shareholders, and its conclusion that provisions of the merger agreement permitting the board, in the exercise of its fiduciary duties, to consider competing bids, and the reasonable termination fees imposed on AHL if the board were to accept an alternative proposal, would facilitate any competing bid. In addition, the special committee believed that the $1.50 per share price was the highest price that could be obtained from CGW, and considered the possibility that CGW would withdraw its bid if its proposal was used to attempt to generate higher bids from third parties. This view was reinforced by the lack of any serious interest in acquiring AHL by any person other than CGW, despite the efforts of AHL and its financial advisors to solicit such interest.

•	The impending expiration of AHL’s credit facility on March 31, 2003, and the fact that the senior lenders had refused to extend such expiration date on terms acceptable to AHL absent a signed merger agreement. The special committee considered the fact that the senior lenders had repeatedly refused to further extend the maturity date of AHL’s credit facility beyond March 31, 2003 on terms acceptable to AHL, despite various requests from AHL, CGW and the special committee, including a request made by the special committee on March 27, 2003. The special committee believed that without the ability to extend the credit facility, and due to the absence of other viable opportunities to refinance AHL’s debt, AHL would have serious risk of not being able to finance its operations if it did not pursue the transaction proposed by CGW.

•	Raymond James’ opinion delivered to the special committee on March 28, 2003 that the $1.50 in cash to be received by the Public Shareholders was fair to such holders from a financial point of view. The full text of the written opinion of Raymond James, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached hereto as Appendix B and is incorporated herein by reference. The special committee adopted the analyses and findings of Raymond James in its determination that the merger is fair to the Public Shareholders. AHL’s shareholders are urged to and should read Raymond James’ opinion in its entirety. In reaching its opinion as to the fairness of the merger, Raymond James employed generally accepted valuation methods. These valuation methods included comparable public company analysis, precedent transaction analysis, premiums paid analysis and discounted cash flow analysis. These analyses are all more fully described in “—Opinion of Special Committee’s Financial Advisor.”

•	The proposed terms and conditions of the merger agreement. In particular, the special committee considered the fact that the merger agreement does not provide for unreasonable termination fees and expense reimbursement obligations which would have the effect of unreasonably discouraging competing bids and that, subject to the satisfaction of specified conditions, the board would be able to withdraw or modify its recommendation to the shareholders regarding the merger and enter into an agreement with respect to a more favorable transaction with a third party, if such a transaction becomes available prior to the consummation of the merger.

•	The condition in the merger agreement that the merger be approved by holders of a majority of the outstanding shares of AHL common stock held by the Public Shareholders. Under the terms of the merger agreement, the merger must be approved by a majority of the outstanding shares of AHL common stock held by the Public Shareholders. The special committee believed that such approval requirement, which is not required under applicable law, was an important safeguard in light of the significant percentage of AHL’s common stock held by the Re-Investing Shareholders.

•	The market price of AHL’s common stock, which, on March 28, 2003, had closed at $0.56 per share, and the approximate 168% premium over this price represented by the $1.50 per share to be received by the Public Shareholders in the merger. In addition, the special committee considered Raymond James’ analyses of the premiums paid in comparable merger transactions, which indicated that the premium represented by the consideration offered in the proposed merger was substantially above the mean and median premiums paid in the transactions to which Raymond James compared the merger.

•	The ability of AHL’s shareholders who may not support the merger to obtain “fair value” for their shares if they properly perfect and exercise their dissenters’ rights under Georgia law. The special committee felt that it was important that Georgia law provides shareholders with the opportunity to exercise dissenters’ rights and to seek a determination in court of the fair value of their shares if they are dissatisfied with the consideration offered in the merger.

•	The fact that the merger agreement and the merger are the product of arm’s-length negotiations between CGW and the special committee. During the course of these negotiations, the special committee was able to negotiate more favorable terms in the termination fee and expense reimbursement provisions in the merger agreement, resulting in a decrease in such payments potentially required by AHL, from an initial proposal by CGW of $5 million plus certain expenses to a range between $400,000 and $3.25 million in the aggregate, as well as more limited circumstances in which such payments would be required. These negotiations also produced additional changes to other terms and conditions of the merger agreement that are beneficial to AHL and the Public Shareholders.

•

The fact that AHL may be managed more effectively as a private company not subject to pressures from public shareholders and market professionals to maintain and grow earnings per share. The special committee believes that as a private company AHL would have greater flexibility to consider business strategies that have long-term benefits, but that would adversely impact earnings per share and the market price of AHL’s common stock in the short term if AHL were a public company. As a private company, AHL would also have greater flexibility to wait for the financing markets to improve, because AHL would not be subject to the pressures on a public company to maintain and grow revenues on a quarterly and annual basis.

•	The present economic environment in the United States and internationally, including the fact that, in general, equity markets have sustained significant decreases in value in recent years and the lack of confidence that this trend would abate in the near future. The special committee believes this economic environment makes the consummation of the merger more beneficial to the Public Shareholders, as the traditional equity markets may not offer the Public Shareholders sufficient liquidity to make an open market sale of their holdings in AHL common stock a viable exit strategy.

•	The likelihood of completion of the merger, taking into account CGW’s interest in consummating the merger and the strong motivations of the senior lenders and Securicor to complete the merger.

•	The fact that the merger consideration is all cash, which provides certainty of value and complete liquidity to the Public Shareholders, compared to a transaction in which the Public Shareholders would receive stock or some other form of consideration.

•	The compliance, insurance, regulatory and other costs of being a public company listed on the Nasdaq Smallcap Market, including the additional costs associated with complying with the recently enacted Sarbanes-Oxley Act and the rules being proposed and implemented by Nasdaq.

The special committee also considered certain risks and other potentially negative factors concerning the merger agreement and the merger, but ultimately determined that these factors were outweighed by the factors that supported the special committee’s determination. These potentially negative factors included:

•	The actual or potential conflicts of interest to which Messrs. Argenbright and Perfall and their affiliates are subject in connection with the merger, including:

•	In connection with the proposed merger, AHL entered into a conditional amendment, dated March 28, 2003, to its employment agreement with Mr. Perfall. According to the terms of the conditional agreement, if the merger is consummated, Mr. Perfall will be entitled to receive 1,900,000 restricted shares of AHL’s series B participating preferred stock in lieu of the lump-sum cash payment of $2,500,000 which would be due to Mr. Perfall upon a change of control of AHL pursuant to Mr. Perfall’s existing employment agreement with AHL.

•	In 2001, AHL entered into a settlement agreement with Mr. Argenbright regarding his former employment with AHL. As part of this settlement, AHL agreed to guarantee up to $10,000,000 of Mr. Argenbright’s personal debt for a period of three years from the date of the sale of AHL’s European staffing business or such earlier time as allowed by AHL’s credit facility. In connection with the merger, AHL entered into an agreement with Mr. Argenbright, dated March 28, 2003, pursuant to which AHL may elect to terminate its obligation to guarantee Mr. Argenbright’s personal indebtedness at any time prior to the sale of AHL’s European staffing business in return for an advance to Mr. Argenbright of $2,000,000.

•	Upon the consummation of the merger, AHL will loan to Mr. Argenbright $5 million.

•	Mr. Argenbright expects to enter into a consulting/non-competition agreement with AHL in exchange for $250,000 per year fee payable over the four years following completion of the merger.

•

CGW provided members of AHL’s senior management an opportunity to re-invest their equity interest in AHL into an investment in the surviving corporation of the merger. This re-investment will result in ownership of 27.9% of the series B participating preferred shares of AHL by Mr. Argenbright, his affiliates and Mr. Perfall. The special committee considered that the rollover of a substantial portion of the current equity investment in AHL would indicate a level of confidence in

AHL’s prospects that might be inconsistent with the special committee’s assessment of the risks associated with AHL’s future, but the special committee noted that members of AHL’s senior management believed that AHL would likely have better access to capital as a private company controlled by a party such as CGW. The special committee also considered that, as a private company, AHL could operate free from the pressures of public shareholders and securities analysts to report predictable growth in earnings from quarter to quarter.

•	The possibility that the merger will not be completed, and the risks associated with such an occurrence, including the negative publicity that may be generated for AHL and the adverse impact such publicity may have on AHL’s business. In this regard, the special committee noted the contingent nature of the financing for the merger, but ultimately determined that it was reasonable to believe that CGW ultimately would secure such financing, based in part on discussions which the special committee and Raymond James conducted with CGW and its potential financing sources.

•	The fact that AHL will no longer be a public company following completion of the merger, and the resultant fact that AHL’s shareholders will have no further opportunities to participate in any future growth of AHL.

Due to the variety of factors considered in connection with its evaluation of the merger agreement and the merger, the special committee found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered and did not determine that any single factor was of particular importance in reaching its determination that the merger agreement and the merger are fair to, and in the best interests of, the Public Shareholders. Rather, the special committee viewed its recommendations as being based upon its judgment, in light of the totality of the information presented and considered, of the overall effect of the merger on the Public Shareholders compared to any alternative transaction and the likely effect of rejecting the merger proposal.

The special committee noted that the Re-Investing Shareholders, who beneficially own approximately 60.2% of the outstanding shares of AHL’s common stock have agreed to vote in favor of the merger. The special committee also considered that the obligation of AHL to consummate the merger is conditioned upon the favorable vote of holders of a majority of the outstanding shares of AHL common stock held by the Public Shareholders.

The special committee believes that the procedure that was followed in determining the purchase price to be paid to the Public Shareholders was fair to the Public Shareholders. As described above, the five-member board (two of whom are Re-Investing Shareholders), appointed as the only members of the special committee three non-employee directors who were not members of or affiliated with the Re-Investing Shareholders and CGW, and granted the special committee exclusive authority on behalf of the board to review, evaluate and negotiate the proposed transaction.

Based on the foregoing, the special committee unanimously determined that the merger, the merger agreement and the transactions contemplated thereby were fair and in the best interests of the Public Shareholders and recommended to the board approval of the merger agreement and that it be recommended to the shareholders of AHL.

Position of Board of Directors as to Fairness of the Merger

AHL’s board of directors consists of five members, three of whom served on the special committee. The remaining two members of the board are Mr. Argenbright and Mr. Perfall. At the March 28, 2003 meeting of the board of directors, the special committee, with representatives of Kilpatrick Stockton participating, reported to the entire board of directors on its review of the merger agreement and the related form of amended and restated articles of incorporation. Mr. Argenbright and Mr. Perfall confirmed that they continued to have a conflict of interest in the merger and recused themselves from any further deliberations or vote with respect to the merger or the merger agreement. The board of directors, other than Messrs. Argenbright and Perfall, considered the analysis performed by, and the conclusions and recommendations of, the special committee. The board of directors believes that given the conflicts of certain members of the board and the careful deliberations and process employed by the special committee, including the advice received by the special committee from Raymond James, and based on the recommendation of the special committee, the merger and the merger agreement are fair to, and in the best interest of, AHL and the Public Shareholders.

Position of the Re-Investing Shareholders as to the Fairness of the Merger

The Re-Investing Shareholders have concluded that the merger is fair from a financial point of view to the Public Shareholders based upon the following factors:

•	their familiarity with AHL and its prospects;

•	the conclusions and recommendations of the special committee; and

•	the fact that Raymond James issued a fairness opinion to the special committee to the effect that the merger is fair to the Public Shareholders from a financial point of view.

In reaching the conclusion that the merger is fair to the Public Shareholders, the Re-Investing Shareholders placed significant reliance upon the fact that $1.50 represents a premium of approximately 168% over the $0.56 closing sale price for AHL’s common stock on the last trading day before AHL announced the signing of the merger agreement. The Re-Investing Shareholders did not conduct a detailed analysis regarding the financial terms of the merger agreement. The Re-Investing Shareholders based its valuation decisions primarily on the historical market price of AHL’s common stock and its belief, based on such historical market prices, of where the Re-Investing Shareholders believed AHL’s market price would be in the future and otherwise adopted the conclusions and analyses of the special committee with respect to the fairness of the merger. The Re-Investing Shareholders did not retain a financial advisor, nor did they rely on the analysis of any other person with respect to the merger or the merger agreement.

The Re-Investing Shareholders believe that these analyses and factors considered together provide a reasonable basis for them to believe that the merger is fair to the Public Shareholders, even though no disinterested representative, other than the special committee and its advisors, was retained to act solely on behalf of the Public Shareholders. In view of the variety of factors considered in reaching the decision, the Re-Investing Shareholders did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. The Re-Investing Shareholders recognized that their interests in the merger are not the same as the interest of the Public Shareholders. See “—Interests of Certain Persons in the Merger.” The foregoing should not be construed as a recommendation by the Re-Investing Shareholders to vote to approve the merger.

Opinion of Special Committee’s Financial Advisor

Pursuant to an engagement letter dated March 13, 2003, the special committee retained Raymond James & Associates, Inc. to act as its financial advisor in connection with its evaluation of the merger proposal. On March 28, 2003, at a meeting of the special committee, Raymond James delivered its written opinion to the special committee that, as of that date, the consideration to be received by the Public Shareholders pursuant to the terms of the merger agreement is fair, from a financial point of view, to such Public Shareholders.

The full text of Raymond James’ written opinion, dated March 28, 2003, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Raymond James in connection with the opinion, is attached as Appendix B to this proxy statement and is incorporated into this proxy statement by reference. AHL shareholders are urged to read Raymond James’ opinion in its entirety. The summary of the Raymond James opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

The Raymond James opinion was delivered to the special committee for its consideration of the proposed merger and is not a recommendation to any AHL shareholder as to whether the merger is in that shareholder’s best interest or as to whether any shareholder should vote for or against the merger.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as set forth in the merger agreement;

•	reviewed the audited financial statements of AHL as of and for the years ended December 31, 2001 and 2000 and the unaudited financial statements for the periods ended September 30, 2002, June 30, 2002 and March 31, 2002 and draft financial statements for the year ended December 31, 2002;

•	reviewed AHL’s Annual Reports filed on Form 10-K for the years ended December 31, 2001 and December 31, 2000, and AHL’s Quarterly Reports filed on Form 10-Q for the quarters ended September 30, 2002, June 30, 2002 and March 31, 2002 and a draft of AHL’s Report to be filed on Form 10-K for the year ended December 31, 2002;

•	reviewed certain materials prepared in conjunction with the actions undertaken on AHL’s behalf by certain other advisors, including CIBC World Markets and the investment banking firm we retained to market our German staffing business, as they related to various strategic initiatives undertaken by AHL;

•	reviewed other AHL financial and operating information requested from or provided by AHL;

•	reviewed certain other publicly available information on AHL and any other information Raymond James deemed relevant to its inquiry; and

•	discussed with members of the senior management of AHL information relating to the aforementioned and any other matters which Raymond James has deemed relevant to its inquiry.

For the purposes of its opinion, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by AHL, AHL’s management, or any other party believed by Raymond James to be reliable, and Raymond James has undertaken no duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of AHL. With respect to financial forecasts and other information and data regarding AHL provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of AHL management, and Raymond James has relied upon AHL management to promptly advise it of any inaccuracies in information previously provided or if any information previously provided needed to be updated during the period of its review.

Raymond James’ opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of the date of its opinion. Any material change in such circumstances and conditions would require a reevaluation of its opinion, which Raymond James has not been requested to undertake. Raymond James’ opinion did not address the relative merits of the merger or any other business strategy considered by the special committee in contemplation of the merger.

In rendering its opinion, Raymond James assumed that the merger will be consummated on the terms described in the merger agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which AHL is a party, as contemplated by the merger agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on AHL. In its review and analysis and in arriving at its opinion, Raymond James assumed that the Public Shareholders would receive $1.50 per share in cash consideration. The amount of consideration to be paid to the Public Shareholders if the merger is consummated was not recommended by Raymond James, but rather, was the result of arm’s length negotiations among the parties to the merger agreement.

The following is a summary of the financial analyses Raymond James performed and presented to the special committee on March 28, 2003 in connection with the delivery of its opinion. No company or transaction used in the analyses described below is directly comparable to AHL or the proposed merger. The information summarized in the tables that follow should be read in conjunction with the accompanying text.

With respect to the comparable public company analysis and the precedent transaction analysis, the two distinct business segments of the company (marketing support services and specialized staffing services) were reviewed individually. Raymond James identified comparable companies and precedent transactions selected for each of these two business lines. Individual multiples were then derived and applied to the financial results of that respective division of AHL. The implied valuations of the two units were then combined to provide an implied valuation for the company as a combined entity. Premiums paid analysis and the discounted cash flow analysis were reviewed on a combined company basis.

Comparable Publicly-Traded Company Analysis

Raymond James analyzed selected historical financial, operating, and market data of AHL and other publicly-traded companies that Raymond James deemed to be comparable to AHL. The companies deemed by Raymond James to be reasonably comparable to AHL in terms of services offered, markets served, and business prospects were:

Market Support Services Comparables	Specialized Staffing Comparables
Harte Hanks, Inc.	Manpower, Inc.
Valassis Communications, Inc.	Kelly Services, Inc.
Advo, Inc.	Spherion Corp.
Equity Marketing, Inc.	Westaff, Inc.
The SPAR Group, Inc.
Innotrac Corporation
Co Active Marketing Group, Inc.

Raymond James examined certain publicly available financial data of the publicly traded comparable companies, including the ratio of enterprise value (equity value plus total debt, including preferred stock, less cash and cash equivalents) to LTM (latest twelve months) revenue, to LTM earnings before interest, taxes, depreciation, and amortization (EBITDA) and to LTM earnings before interest and taxes (EBIT). The following table summarizes the results of this analysis.

	Market Multiples
	Range	Mean		Median
Marketing Support Services
Total Enterprise Value / LTM Revenue	0.3x - 1.9x	1.0	x	0.8	x
Total Enterprise Value / LTM EBITDA	4.2x - 11.6x	7.7	x	7.5	x
Total Enterprise Value / LTM EBIT	5.4x - 14.8x	9.5	x	9.5	x

Specialized Staffing Services
Total Enterprise Value / LTM Revenue	0.1x - 0.2x	0.2	x	0.1	x
Total Enterprise Value / LTM EBITDA	5.7x - 9.7x	7.6	x	7.4	x
Total Enterprise Value / LTM EBIT	12.5x - 34.4x	25.6	x	27.7	x

Raymond James then applied the ratios shown above and derived from its comparable company analysis to the operating results for the fiscal year ended December 31, 2002 from AHL’s marketing support services business line and AHL’s specialized staffing services business line. These results were then combined to result in a range of enterprise values for AHL’s combined operations. Raymond James then subtracted AHL’s net debt as of December 31, 2002 in order to determine a range of implied equity values per share for AHL for each of the above financial measures. The following table summarizes the results of the comparable company analysis for each of the above financial measures:

	Implied Equity Value per Share ($)
	Range	Mean	Median
Combined Company
Total Enterprise Value / LTM Revenue	0.00 - 12.61	4.18	2.27
Total Enterprise Value / LTM EBITDA	0.00 - 3.47	0.55	0.41
Total Enterprise Value / LTM EBIT	0.00 - 1.37	0.00	0.00

None of the comparable companies is, of course, identical to the respective AHL business line. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public valuation of the comparable companies, as well as that of AHL.

Precedent Transaction Analysis

Raymond James compared the proposed merger with selected comparable merger and acquisition transactions. The universe was limited to transactions within the industry in which AHL participates and transactions for which information was available publicly. No transaction analyzed in Raymond James’ comparable transaction analysis was identical to the merger. Accordingly, this analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics, and in other factors that distinguish AHL’s transaction from the other transactions considered, because all of these factors, both individually and cumulatively, could affect the acquisition value of the target companies to which AHL is being compared. Raymond James utilized the following transactions for purposes of this comparison:

Marketing Support Services		Specialized Staffing Services
Target	Acquiror	Target	Acquiror
HA-LO Industries	HIG Capital	Fairplace Consulting	Vedior
Promotions.com	IVillage	OnStaff	Hall Kinion & Assoc
UPSHOT	Equity Marketing	Locum Group	Reed Health Group
Maxxcom	MDC Corp.	Start	United Services Group
Krane Holdings	Thane Industrial	AHL Services (UK)	Epock2 Ltd.
Logistix	Equity Marketing	Jobpilot	Adecco
Paradigm Direct	Mosaic Group	Euristt	CRIT
Opus Creative Marketing	MICE Group	Exult	ADP
		ASI Solutions	Aon Corp.
		Initial Personnel Services	Ingleby Ltd.
		Spring Education	Protocol Associates
		LPNS Ltd	Nestor Healthcare Group
		AHL Services (US)	Investor Group
		Corinth Medical Services	Investor Group
		Strategic Legal resources	Investor Group
		Gentiva Health Services Staffing	Investor Group
		General Employment Services	Corestaff
		Umano	Randstad
		Temps & Co.	Randstad
		Staffmark—Commercial Services	Stephens Group
		ACSYS	Vedior
		Solomon Page Group	Investor Group
		Westaff	Investor Group

Raymond James examined certain publicly available financial data of the comparable transactions, including the ratio of enterprise value (equity value plus total debt, including preferred stock, less cash and cash equivalents) to LTM (latest twelve months) revenue, to LTM earnings before interest, taxes, depreciation, and amortization (EBITDA) and to LTM earnings before interest and taxes (EBIT). The following table summarizes the results of this analysis:

Market Multiples
	Range	Mean	Median
Marketing Support Services
Total Enterprise Value / LTM Revenue	0.3x - 1.8x	0.8x	0.6x
Total Enterprise Value / LTM EBITDA	4.5x - 7.8x	6.2x	6.2x
Total Enterprise Value / LTM EBIT	7.0x - 11.1x	7.6x	7.6x

Specialized Staffing Services
Total Enterprise Value / LTM Revenue	0.2x - 1.3x	0.6x	0.5x
Total Enterprise Value / LTM EBITDA	5.0x - 10.9x	7.4x	7.1x
Total Enterprise Value / LTM EBIT	3.0x - 17.8x	9.2x	8.2x

Raymond James then applied the ratios shown above and derived from its precedent transaction analysis to the operating results for the fiscal year ended December 31, 2002 from AHL’s marketing support services business line and AHL’s specialized staffing services business line. These results were then combined to result in a range of enterprise values for AHL’s combined operations. Raymond James then subtracted AHL’s net debt as of December 31, 2002 in order to determine a range of implied equity values per share for AHL for each of the above financial measures. The following table summarizes the results of the precedent transaction analysis for each of the above financial measures:

	Implied Equity Value per Share ($)
	Range	Mean	Median
Combined Company
Total Enterprise Value / LTM Revenue	0.00 - 21.25	6.37	3.71
Total Enterprise Value / LTM EBITDA	0.00 - 1.20	0.00	0.00
Total Enterprise Value / LTM EBIT	0.00 - 0.00	0.00	0.00

None of the comparable precedent transactions considered by Raymond James was identical to the proposed merger by AHL. An analysis of the results, therefore, requires complex considerations and judgments regarding the financial and operating characteristics of AHL and the companies involved in the comparable precedent transactions analysis, as well as other facts that could affect their transaction values.

Premiums Paid Analysis

Raymond James analyzed the premiums paid in publicly announced going private and buyout transactions, as well as all middle market acquisition transactions generally, announced since January 1, 2001 with transaction values from $25 million to $200 million. The high and low as well as the mean and the median premiums paid over the targets’ stock prices four weeks before the announcement date, one week before the announcement date, and one day before the announcement date were derived from the available data and are shown in the following table:

	Market Transaction Premiums (%)
	Range	Mean	Median
Going Private/Buyout Transactions
1 Day Prior	-10.30 - 202.0	50.50	35.90
1 Week Prior	-7.60 - 193.9	55.10	35.80
4 Weeks Prior	-12.80 - 190.4	57.10	49.50

All Middle Market transactions
1 Day Prior	-55.70 - 260.0	49.40	39.80
1 Week Prior	-49.00 - 261.4	54.10	42.30
4 Weeks Prior	-58.20 - 366.4	70.10	58.20

Raymond James then applied the premiums derived from the premiums paid analysis to AHL’s stock price four weeks, one week, and one day prior to March 27, 2003, to determine implied equity values per share for AHL. March 27, 2003 was the last date that trading data was available prior to the delivery of the Fairness Opinion to the special committee. The following table summarizes the results of this analysis:

	Implied Price/Share ($)
	Range	Mean	Median
Going Private/Buyout Transactions
1 Day Prior	0.49 - 1.66	0.83	0.75
1 Week Prior	0.57 - 1.82	0.96	0.84
4 Weeks Prior	0.58 - 1.92	1.04	0.99

All Middle Market Transactions
1 Day Prior	0.24 - 1.98	0.82	0.77
1 Week Prior	0.32 - 2.24	0.96	0.88
4 Weeks Prior	0.28 - 3.08	1.12	1.04

Discounted Cash Flow Analysis

Raymond James performed a discounted cash flow (DCF) analysis to estimate the present value of the unlevered discounted cash flows projected to be generated by AHL over the next three years. The projections used in the DCF for calendar years 2003-2005, were prepared by AHL management.

Terminal values were calculated by applying an EBITDA exit multiple ranging from 4.0 to 8.0 to the projected EBITDA of AHL in 2005. This range of exit multiples was derived from an analysis of multiples of the comparable transactions described earlier. Additionally, discount rates ranging from 22.5% to 26.5% were selected to reflect the risk inherent in AHL’s business and its projections. Based on this analysis, AHL’s implied per share equity value ranged from $1.81 to $7.65, with a midpoint of $4.60.

DCF analysis is a widely used valuation methodology, but it relies on numerous assumptions, including assets and earnings growth rates, terminal values, and discount rates. This analysis is not necessarily indicative of the actual present or future value or results of AHL, which may be significantly more or less favorable than suggested by such analysis.

Summary

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the opinion of Raymond James, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering Raymond James’ opinion. Raymond James did not form an opinion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Raymond James considered the results of all such analyses and did not assign specific weights to particular analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The analyses performed by Raymond James, particularly those based on forecasts, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Raymond James’ analysis of the fairness, from a financial point of view, to the Public Shareholders of the consideration to be paid by Huevos Holdings pursuant to the merger agreement. The special committee imposed no limitations on the scope of analyses performed by Raymond James. The summary in this proxy statement of Raymond James’ opinion is qualified in its entirety by reference to the full text of Raymond James’ opinion. Raymond James does not, however, make any recommendation to the Public Shareholders of AHL, or to any other person or entity, as to whether such shareholders should vote for or against the merger.

Pursuant to a letter agreement dated March 13, 2003, AHL agreed to pay Raymond James (1) an initial retainer of $75,000 upon signing the letter agreement, and (2) a fee of $150,000 upon delivery of its fairness opinion or its determination that it was unable to deliver a fairness opinion. In addition, AHL has agreed to reimburse Raymond James for its reasonable out-of-pocket expenses up to $25,000. Raymond James’ compensation is not based on the successful completion of the merger.

As a condition of the engagement, AHL has also agreed to indemnify and hold harmless Raymond James & Associates, Inc. and Raymond James Financial, Inc., together with their respective officers, directors, shareholders, employees and agents and each person, if any, who controls Raymond James and any of its affiliates from any and all losses, suits, actions, judgments, penalties, fines, costs, damages, liabilities or claims of any kind or nature, relating to or arising out of Raymond James’ engagement.

Raymond James & Associates, Inc., a subsidiary of Raymond James Financial, Inc., is a nationally recognized investment banking firm. Raymond James and its affiliates, as part of their investment banking activities, are regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The special committee selected Raymond James as its financial advisor on the basis of Raymond James’ experience and expertise in mergers and acquisitions transactions.

Interests of Certain Persons in the Merger

In considering the recommendations of the board of directors, AHL shareholders should be aware that some of our executive officers and members of our board of directors have interests in the transaction that are different from, or in addition to, the interests of AHL shareholders generally. The board of directors appointed the special committee, consisting solely of directors who are not officers or employees of AHL and who have no financial interest in the proposed merger different from the Public Shareholders, to evaluate, negotiate and recommend the merger agreement and to evaluate whether the merger is in the best interests of the Public Shareholders. The special committee was aware of these differing interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending to the board of directors that the merger agreement and the merger be approved and adopted.

Series A Preferred Stock

Pursuant to an agreement, dated March 28, 2003, by and among CGW, Securicor and AHL, CGW agreed to purchase from Securicor all of its rights, title and interest in certain promissory notes of AHL held by Securicor in the aggregate principal amount of $13 million in exchange for $3 million in cash. Pursuant to the terms of its commitment letter, at the effective time of the merger CGW will convert these notes into $10 million of AHL’s series A preferred stock. These shares of series A preferred stock will represent 17.0% of the equity interest in AHL and have no voting rights.

Common Stock and Series B Participating Preferred Stock

In the merger, the Re-Investing Shareholders will receive 1.5 shares of AHL’s series B participating preferred stock for each share of AHL common stock held by them. As a result, the Re-Investing Shareholders will continue to have the opportunity to participate in any future earnings of AHL and any increase in value of AHL following the merger. Through their ownership of series B participating preferred stock, Mr. Argenbright, together with his affiliates, will own approximately 18.3% of the equity interests and 23.1% of the voting interests in AHL following the merger, and Mr. Perfall will own approximately 3.5% of the equity interests and 4.4% of the voting interests in AHL following the merger. In addition, CGW as the sole shareholder of Huevos Holdings will receive for each share of Huevos Holdings common stock issued and outstanding immediately prior to the merger .0625 of a share of AHL common stock and one share of AHL series B participating preferred stock. Also, as part of a concurrent refinancing of AHL, CGW will provide an aggregate amount of up to approximately $26 million to repay some of our outstanding indebtedness and, in exchange, CGW will have the option of receiving additional shares of series B participating preferred stock or subordinated debt. Through its ownership of all of the AHL common stock and shares of series B participating preferred stock, following the merger CGW will hold approximately 69.0% of the equity interests and 65.7% of the voting interests in AHL. See “Description of the Merger—Certain Effects of the Merger.”

Series C Preferred Stock

As part of the refinancing of AHL immediately prior to the effective time of the merger, all of AHL’s obligations to its current senior lenders will be repaid pursuant to an agreement dated February 25, 2003, by and among CGW and certain of AHL’s senior secured lenders. Under the agreement the lenders agreed to accept as payment in full for all of AHL’s obligations, an amount in cash equal to the total amount of such obligations less $14.9 million, plus shares of AHL’s series C preferred stock. These lenders will be the sole holders of series C preferred stock of AHL, which will represent approximately 3.8% of the equity interest in AHL and have no voting rights.

Transactions with Mr. Argenbright

When the merger is consummated, AHL will execute and deliver to Mr. Argenbright an amended and restated promissory note under which AHL will owe Mr. Argenbright $5 million, which we refer to as the amended note. This note will replace the $5 million promissory note issued by AHL to Mr. Argenbright on April 12, 2002. Interest will accrue and compound annually on the outstanding principal balance of the amended note at an interest rate determined by AHL and Mr. Argenbright when the merger is consummated. The outstanding principal balance and accrued interest will be due in a single payment upon the earlier of:

•	the fifth anniversary of the consummation of the merger; or

•	the sale of AHL.

Additionally, when the merger is consummated, Mr. Argenbright will borrow $5 million from AHL pursuant to a promissory note. Interest on this note will accrue and compound annually at a rate determined by the parties on the date of the loan. The outstanding principal balance and accrued interest will be due in a single payment upon the earlier of:

•	a date which is 65 months after the consummation of the merger; or

•	the sale of AHL.

Both notes will have the right of offset with respect to any other indebtedness owed by the borrower under the note.

In 2001, we entered into a settlement agreement with Mr. Argenbright regarding his former employment with AHL. As part of this settlement, we agreed to guarantee up to $10,000,000 of Mr. Argenbright’s personal debt for a period of three years from the date of the sale of our European staffing business or such earlier time as allowed by our credit facility. In connection with the proposed merger, we entered into an agreement with Mr. Argenbright, dated March 28, 2003, pursuant to which we may elect to terminate our obligation to guarantee Mr. Argenbright’s personal indebtedness at any time prior to the sale of our European staffing business in return for an advance to Mr. Argenbright of $2,000,000.

In addition, AHL will enter into a consulting/non-competition agreement with Mr. Argenbright in exchange for a $250,000 per year fee payable to Mr. Argenbright over the four years following the closing of the merger.

Stock Options Held by Directors and Executive Officers

Our directors and executive officers as a group hold options to purchase 1,545,000 shares of AHL common stock as of April 30, 2003. In accordance with the merger agreement, these options, together with all outstanding options will, prior to completion of the merger, be fully vested and then exercisable. If these options are not exercised prior to consummation of the merger, they will be cancelled. Since none of the outstanding options have exercise prices below $1.50 per share, we do not expect any of the holders of the options to exercise their options.

Change of Control Payments

In connection with the proposed merger, we entered into a conditional amendment, dated March 28, 2003, to the employment agreement with Clay Perfall, our chief executive officer. According to the terms of the agreement, if the merger is consummated, Mr. Perfall will be entitled to receive 1,900,000 restricted shares of AHL series B participating preferred stock in lieu of the $2.5 million lump-sum cash payment which would be due to Mr. Perfall upon a change of control of AHL pursuant to Mr. Perfall’s existing employment agreement.

We entered into an employment agreement with Mr. Stubblefield on April 1, 2002. Upon a change in control before April 1, 2004, the agreement provides for a lump-sum payment to Mr. Stubblefield of $500,000, which would be reduced to $250,000 if a change of control occurs after that date. As a condition to employment, Mr. Stubblefield has agreed to one year noncompetition and nonsolicitation provisions.

Directors and Officers Insurance; Release of Claims

Pursuant to the merger agreement, for not less than six years from the completion of the merger, the surviving corporation is required to maintain in effect directors’ and officers’ liability insurance policies for the current and former directors and officers of AHL or any of its subsidiaries. Subject to certain limitations, these policies must provide at least the same coverage, and contain terms and conditions that are no less advantageous to the directors and officers who are covered by them as AHL’s policies in effect on March 28, 2003 (the date of signing the merger agreement).

Pursuant to the terms of the merger agreement, the Re-Investing Shareholders released and discharged AHL, and our officers, directors, employees and shareholders, from all liabilities which any of the Re-Investing Shareholders may have or may later claim to have, that arise out of any occurrence through the effective date of the merger, as a result of the Re-Investing Shareholder’s relationship with AHL as a director, officer or shareholder of AHL other than (1) claims such Re-Investing Shareholder may have related to indemnification by AHL under AHL’s articles of incorporation, bylaws or any indemnification agreements or (2) claims by any Re-Investing Shareholder for salaries, wages and expense reimbursements owed in the ordinary course of business.

Executive Officers to Remain After the Merger

It is expected that all of AHL’s executive officers will continue to serve in their current capacities following the merger.

Payment to Caledonia Investments

In connection with the execution of the merger agreement, CGW, which is acting as Huevos Holdings’ financial advisor and is receiving a fee from Huevos Holdings for such service, entered into an agreement with Caledonia Investments. Under that agreement, CGW will direct a portion of the fee it receives from Huevos Holdings to Caledonia Investments in the amount of $100,000 upon completion of the merger, in exchange for Caledonia performing and complying in all material respects with its obligations under the merger agreement, which includes voting in favor of the merger agreement and the merger and delivering a certificate certifying its compliance. CGW’s obligation is also conditioned on CGW receiving a fee from Huevos Holdings in connection with the merger.

DESCRIPTION OF THE MERGER

Certain Effects of the Merger

Upon the effective time of the merger, the Public Shareholders will cease to have ownership interests in AHL or rights as AHL shareholders. Therefore, the current Public Shareholders will not participate in any future earnings or growth of AHL and will not benefit from any appreciation in the value of AHL.

Our common stock is currently quoted on the Nasdaq Smallcap Market under the symbol “AHLS.” After the merger, the common stock will cease to be quoted on the Nasdaq Smallcap Market, and there will be no public market for AHL common stock. Our common stock is also registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Following the merger, we expect to deregister our shares of common stock and cease to be a public reporting company. Accordingly, we will no longer be required to file periodic and current reports with the SEC, such as Forms 10-K, 10-Q and 8-K.

At the effective time of the merger, the directors of Huevos Holdings immediately prior to the effective time of the merger will become the directors of the surviving corporation and the officers of AHL immediately prior to the effective time of merger will become officers of the surviving corporation. At the effective time of the merger, the amended and restated articles of incorporation of AHL as in effect immediately prior to the effective time of the merger and as approved at the annual meeting will become the articles of incorporation of the surviving corporation.

It is expected that, following completion of the merger, the operations of AHL will be conducted substantially as they are currently being conducted. AHL’s management and the Re-Investing Shareholders and CGW will continue to evaluate our business and operations after the merger and may develop new plans and proposals that AHL or these parties consider to be in the best interests of AHL and its shareholders.

Each outstanding stock option or other right to purchase shares of AHL common stock will become fully vested and exercisable by the holder of the stock option or right prior to the effective time of the merger and, if not exercised by the holder immediately prior to the effective time of the merger, the stock options or rights will be cancelled in accordance with their terms. At the effective time of the merger, no stock options or rights will be outstanding.

The following table sets forth the stock ownership and approximate percentage of beneficial ownership of AHL common stock as of April 30, 2003 for Huevos Holdings and each of the Re-Investing Shareholders:

	Number of Shares Actually Owned(1)	Options Exercisable Within 60 Days(2)	Shares with Shared Voting Power(3)	Total Beneficial Ownership	Percent of Outstanding Shares(4)
Huevos Holdings (5)	—	—	9,500,123	9,500,123	60.2%
Frank A. Argenbright	5,786,313	6,250	3,707,560	9,500,123	60.2%
Kathleen B. Argenbright	622,027	—	8,878,096	9,500,123	60.2%
Argenbright Partners, L.P.	668,660	—	8,831,463	9,500,123	60.2%
Francis A. Argenbright, Jr. Charitable Remainder Trust	103,473	—	9,396,650	9,500,123	60.2%
A. Clayton Perfall	106,400	525,000	8,868,123	9,500,123	60.2%
Caledonia Investments plc (6)	1,682,000	—	7,818,123	9,500,123	60.2%

(1)

Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. This table is based upon information supplied by executive officers, directors and principal shareholders, and Schedules 13D filed with the SEC.

(2)	Represents shares that can be acquired through stock option exercises on or prior to June 30, 2003.

(3)	As a part of the proposed merger and pursuant to the merger agreement, Mr. Perfall, Mr. Argenbright and certain of his affiliates, and Caledonia Investments have agreed to vote in favor of the merger agreement, the merger and the amended and restated articles of incorporation, all shares of common stock that they have the authority to vote. By virtue of the voting agreement, each of these shareholders and Huevos Holdings may have shared voting power over the shares shown in this table as beneficially owned by each such shareholder and the shares subject to options exercisable within 60 days. As a result, the shareholders may be deemed to have shared voting power over an aggregate of 9,500,123 shares of common stock (which amount includes shares subject to options exercisable within 60 days).

(4)	Based on an aggregate of 15,246,792 shares of common stock issued and outstanding as of April 1, 2003. Assumes that all options beneficially owned by the person are exercised. The total number of shares outstanding used in calculating this percentage assumes that none of the options beneficially owned by other persons are exercised.

(5)	Huevos Holdings does not have sole or shared investment power over any of the shares of common stock. This information is based on a Schedule 13D filed with the SEC on April 7, 2003.

(6)	The information is based on an amended Schedule 13D filed with the SEC on April 18, 2003.

The following table sets forth the interest in the net book value and net loss of AHL after the merger of Huevos Holding and each of the Re-Investing Shareholders, based upon the approximate percentage interest of each member:

	Common Stock	Series A	Series B		Percentage Equity Interest	Percentage Voting Interest
CGW	588,555	10,000,000	30,000,000	(1)	69.0%	65.7%
Frank A. Argenbright	—	—	8,679,470		14.8%	18.6%
Kathleen B. Argenbright	—	—	933,041		1.6%	2.0%
Argenbright Partners, L.P.	—	—	1,002,990		1.7%	2.2%
Francis A. Argenbright, Jr. Charitable Remainder Trust	—	—	155,210		0.3%	0.3%
A. Clayton Perfall	—	—	2,059,600		3.5%	4.4%
Caledonia Investments plc	—	—	2,523,000		4.3%	5.4%

(1)	Assumes that CGW elects to receive shares of series B participating preferred stock for a portion of CGW’s $26 million investment in AHL.

Financing of the Merger

It is anticipated that the total amount necessary to complete the merger and the related transactions is approximately $112 million, of which approximately $84 million represents cash payments. The cash payments include approximately $10 million to pay the Public Shareholders, approximately $61 million to pay payments owed to the senior lenders under AHL’s credit facility, $5 million to fund a loan from AHL to Mr. Argenbright and $8 million to pay fees and expenses in connection with the merger and related transactions. The cash payments are expected to be funded from the following sources:

•	an equity investment by CGW in Huevos Holdings of up to $10 million;

•	an investment by CGW in AHL of up to approximately $26 million for shares of series B participating preferred stock, convertible subordinated debt, or both; and

•	at least $48 million from a secured line of credit from [ ].

Equity Investment in Huevos Holdings by CGW

CGW entered into a subscription agreement, dated March 28, 2003, with Huevos Holdings pursuant to which CGW agreed to purchase up to 10 million shares of Huevos Holdings common stock for an aggregate amount of up to $10 million. It is expected that the $10 million will provide Huevos Holdings with the necessary funds to pay the Public Shareholders the cash merger consideration of $1.50 per share.

CGW Investment

CGW provided a commitment letter, dated March 27, 2003, to AHL pursuant to which CGW committed to provide AHL an aggregate amount of up to approximately $26 million to repay amounts owed by AHL to the senior lenders under AHL’s credit agreement, to fund a $5 million loan from AHL to Mr. Argenbright and to pay fees and expenses in connection with the merger and related transactions, to the extent these amounts are not paid by other financing sources. For this investment, CGW will receive series B participating preferred stock or subordinated debt of AHL, or both, at CGW’s option. Any subordinated debt would be convertible into AHL series B participating preferred stock at a ratio of one share of series B participating preferred stock for every $1.00 owed by AHL.

CGW’s obligation to make the investment is subject to, among other conditions, the completion of definitive documents related to the investment and the satisfaction of all conditions precedent to the other financing arrangements and to the merger. AHL has agreed to reimburse CGW for all reasonable costs and expenses associated with completing CGW’s investment. AHL has also agreed to indemnify CGW and its affiliates, and their directors, officers, partners, investors, employees and agents against all losses and claims to third parties arising out of the transactions described in the commitment letter.

Senior Secured Line of Credit

CGW is in negotiations for an approximate $58 million line of credit which will be used along with the equity investments by CGW to refinance AHL’s indebtedness.

Fees and Expenses of the Merger

The merger agreement provides that the AHL and Huevos Holdings will pay their own direct costs and expenses resulting from the merger and related transactions. However, the merger agreement also provides that AHL will pay all fees and expenses related to the printing and mailing of this proxy statement, the solicitation of shareholder approval of the merger and the related transactions, the filing of a Schedule 13E-3 with the SEC, and other necessary regulatory filings (if any). Under certain circumstances described in “Proposal 1—Approval of the Merger and Adoption of the Merger Agreement—Termination of the Merger Agreement—Termination Fee and Termination Expenses,” AHL will be required to reimburse Huevos Holdings for certain expenses incurred and pay certain fees to Huevos Holdings, which fees and expenses could range from $400,000 to $3.25 million.

Fees and expenses of the merger are estimated at this time to be as follows:

Description	Amount
Advisory fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Financing fees and expenses	*
Special Committee fees and expenses	*
SEC filing fee	$4,575
Printing, solicitation and mailing costs	*
Antitrust filing fees	*
Miscellaneous expenses	*

Total	*

*To be provided by amendment.

These expenses will not reduce the $1.50 per share merger consideration to be paid to the Public Shareholders.

Accounting Treatment of the Merger

The merger will be accounted for using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired. The excess purchase price over the fair value of the assets acquired will be allocated to goodwill.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are generally applicable to the Public Shareholders who receive cash pursuant to the merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated under the Code, and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences of the merger to the holders of AHL common stock.

The following discussion does not address tax issues relevant to:

•	the Re-Investing Shareholders or persons (such as their family members or affiliated entities) having a relationship to a Re-Investing Shareholder that is described in Section 318 of the Code;

•	classes of taxpayers, such as banks, insurance companies, tax-exempt investors, S corporations, entities classified as partnerships for federal income tax purposes securities dealers, or traders electing a mark-to-market method of tax accounting;

•	taxpayers who hold shares of AHL common stock as part of a “straddle,” a “hedge” or a “conversion transaction” as those terms are defined under the Code;

•	warrant or option holders, or shareholders who acquired their shares of common stock through the exercise of employee or director stock options or other compensation arrangements; or

•	foreign corporations or individuals who are neither citizens nor residents of the United States.

All such shareholders should consult their own tax advisors concerning the federal income tax consequences of the merger in their particular situations.

Public Shareholders who receive cash for their shares will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received and the tax basis of the shares exchanged in the merger. If a shareholder holds shares of AHL common stock as a capital asset, the gain or loss will be capital gain or loss. If the shareholder’s holding period for the shares is one year or less, the gain or loss will be short-term gain or loss. If the shareholder’s holding period for the shares is more than one year, the gain or loss will be long-term gain or loss.

Cash payments pursuant to the merger might be subject to “backup withholding” at a rate of up to 30%, unless the holder of AHL common stock (a) is a corporation, a foreign person or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number to the exchange agent in the manner requested, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Amounts subject to backup withholding may be credited against a shareholder’s actual U.S. federal income tax liability, which may entitle the shareholder to a refund.

The merger may result in state local or foreign income (or other) tax consequences to shareholders of AHL. All shareholders are strongly urged to consult their tax advisors with respect to their personal tax consequences of the merger.

Conduct of AHL’s Business After the Merger

CGW will continue to evaluate AHL’s business, outlook, assets, practices, operations, properties, corporate structure, capitalization, management and personnel and to consider what changes, if any, will be desirable or necessary following the merger. Subject to the foregoing, CGW expects that the day-to-day business operations of AHL following the merger will be conducted substantially as they are currently being conducted by AHL. With the possible exception of AHL’s German operations, CGW does not currently intend to dispose of any assets of AHL, other than in the ordinary course of business. Current members of the AHL board of directors will resign effective upon the closing of the merger, and the directors of Huevos Holdings will become the directors of the surviving corporation. Other than this change, CGW expects that, in general, all members of AHL’s current management will continue as management of AHL after the merger.

Regulatory Approvals

AHL and CGW will make the necessary filings with regulatory authorities pursuant to any applicable antitrust laws.

We are not aware of any license or other regulatory permit that appears to be material to our business that might be adversely affected by the merger or of any approval or other action by any federal or state governmental, administrative or regulatory authority or agency that would be required prior to the merger. Should any such approval or other action be required, it is our present intention to seek such approval or action. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial effort or that adverse consequences might not result to our business, or that certain parts of our business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken.

Effective Time of the Merger

The merger will be consummated and become effective at the time a certificate of merger is filed with the Secretary of State of the State of Georgia or such later time as specified in the certificate of merger. We refer to this time as the “effective time.” If the merger agreement is adopted and the merger is approved by our shareholders and the other conditions to the merger agreement are satisfied or waived, we expect to complete the merger no later than five business days after the satisfaction or waiver of the other conditions.

The merger agreement may be terminated prior to the effective time of the merger by AHL or Huevos Holdings in certain circumstances, whether before or after the adoption and approval of the merger agreement by our shareholders. See “Proposal 1 — Approval of the Merger and Adoption of the Merger Agreement — Termination of the Merger Agreement.”

Payment of Merger Consideration and Surrender of Stock Certificates

We and Huevos Holdings have appointed Wachovia Bank, N.A., the transfer agent for AHL common stock, to act as the exchange agent for purposes of making the cash payments contemplated by the merger agreement. Immediately prior to the effective time of the merger, there will be deposited in trust with the exchange agent cash in U.S. dollars in an aggregate amount equal to the merger consideration to be paid to all Public Shareholders. The exchange agent will, pursuant to irrevocable instructions, deliver to you the merger consideration according to the procedure summarized below.

As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to you a letter of transmittal and instructions advising you of the effectiveness of the merger and the procedure for surrendering to the exchange agent your certificates in exchange for the merger consideration. Upon the surrender for cancellation to the exchange agent of your certificates, together with a letter of transmittal, executed and completed in accordance with its instructions, and any other items specified by the letter of transmittal, the exchange agent will promptly pay to you your merger consideration. No interest will be paid or accrued in respect of the merger consideration. Payments of the merger consideration also will be reduced by applicable withholding taxes.

You should not forward your stock certificates to the exchange agent without a letter of transmittal, and you should not return your stock certificates with the enclosed proxy.

At and after the effective time of the merger, you will cease to have any rights as our shareholder, except for the right to surrender your stock certificate in exchange for payment of the merger consideration, or, if you exercise your appraisal rights, the right to perfect your right to receive payment for your shares pursuant to Georgia law, and no transfer of shares of AHL common stock will be made on the stock transfer books of AHL. Certificates presented to AHL after the effective time will be cancelled and exchanged for cash as described above.

Dissenters’ Rights

Under Georgia law, you are entitled to dissent from the merger and to obtain payment of the fair value of your shares, if you comply with the applicable requirements of Article 13 of the Georgia Business Corporation Code, or GBCC.

If you wish to assert your dissenters’ rights, you must:

•	deliver to us before the vote is taken at the annual meeting written notice of your intent to demand payment for your shares if the merger is effectuated; and

•	not vote your shares in favor of adoption of the merger agreement and approval of the merger.

Merely voting against the merger, however, will not satisfy your notice requirement if you intend to exercise your dissenters’ rights. You must follow the steps outlined above in order to be entitled to payment of “fair value” of your shares. Failure to vote against the merger will not constitute a waiver of your dissenters’ rights.

If the merger is approved, we will be required to deliver a written dissenters’ notice to all holders of AHL common stock who satisfied the above requirements. We will be required to send this notice no later than 10 days after the merger is approved. The notice must:

•	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

•	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

•	set a date by which we must receive the payment demand, which cannot be fewer than 30 nor more than 60 days after the date our written dissenters’ notice is delivered; and

•	be accompanied by a copy of Article 13 of the GBCC on dissenters’ rights along with the notice.

If you properly assert your dissenters’ rights and we send you a dissenters’ notice, you will have to demand payment and deposit your certificates in accordance with the terms of the notice. If you do not demand payment or deposit your share certificates where required, each by the date set forth in the dissenters’ notice, you will not be entitled to payment for your shares.

Within 10 days of the later of the date the merger is effectuated or receipt of a payment demand, we, by notice to each dissenter who complied with the terms of the dissenters’ notice, must offer to pay to such dissenter the amount which we estimate to be the fair value of the dissenters’ shares, plus accrued interest. The offer of payment must be accompanied by:

•	our balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	a statement of our estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenters’ right to demand payment under Section 14-2-1327 of the GBCC; and

•	a copy of Article 13 of the GBCC on dissenters’ rights.

If you are a dissenting shareholder who accepts our offer by written notice to us within 30 days after our offer or are deemed to have accepted such offer by failure to respond within those 30 days, payment for your shares will be made within 60 days after the making of the offer or effectuating the merger, whichever is later. If we do not effectuate the merger within 60 days after the date set for demanding payment and depositing share certificates, we will have to return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited certificates and releasing transfer restrictions, we then effectuate the merger, we would be required to send a new dissenters’ notice and repeat the payment demand procedure.

A dissenter may notify us in writing of such shareholder’s own estimate of the fair value of the shares and amount of interest due, and demand payment thereof, if:

•	the dissenter believes that the amount offered by us is less than the fair value of the shares or that the interest due is incorrectly calculated; or

•	we, having failed to effectuate the merger, do not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

A dissenter would waive the right to demand payment and would be deemed to have accepted our offer unless the dissenter were to notify us of his, her or its demand in writing in the manner described above within 30 days after we offered payment for such shareholder’s shares.

If we do not offer payment within the specified time:

•	the dissenting shareholder may demand our balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any, and we would be required to provide the information to the shareholder within ten days after receipt of a written demand for the information; and

•	the shareholder, at any time, within a three year period following the merger, may notify us of such shareholder’s own estimate of the fair value of the shares and the amount of interest due and demand payment of his estimate of the fair value of such shareholder’s shares and interest due.

If a demand for payment remains unsettled, we will be required to commence a proceeding within 60 days after receiving the payment demand and petition a superior court in Georgia to determine the fair value of the shares and accrued interest. If we fail to commence the proceeding within the 60 day period, we will be required to pay each dissenter whose demand remains unsettled the amount demanded. The court may assess the costs of such proceedings, and the fees and expenses of attorneys, against us or against the dissenter, to the extent the court finds the dissenter acted arbitrarily, vexatiously or not in good faith. No action by a dissenter to reinforce the dissenters’ rights may be brought more than three years after the merger.

A copy of the relevant sections of the GBCC regarding dissenters’ rights is attached hereto as Appendix D to this proxy statement.

PROPOSAL 1—APPROVAL OF THE MERGER AND ADOPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement, but does not describe all of the terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement which is attached as Appendix A to this proxy statement and incorporated herein by this reference. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger.

Closing; Effective Time of the Merger

The completion of the merger will occur:

•	no later than the second business day after the later of:

(1)	the effective date of the last required consent to the merger from any regulatory authority; and

(2)	the date on which a majority of the outstanding shares of AHL common stock and a majority of the outstanding shares of the AHL common stock held by Public Shareholders approve the merger; or

•	at such other date or time as may be agreed to in writing by AHL and Huevos Holdings.

If the merger agreement is adopted and the merger is approved at the annual meeting, we currently expect to complete the merger promptly following receipt of shareholder approval.

As soon as practicable after all conditions to the completion of the merger are satisfied, AHL will execute and file a certificate of merger with the Secretary of State of the State of Georgia relating to the merger. The effective time of the merger will be on the date and at the time specified in the certificate of merger.

Merger Consideration

In the merger:

•	holders of Huevos Holdings common stock will receive, for each share of Huevos Holdings common stock issued and outstanding immediately prior to the merger .0625 of a share of AHL (as the surviving corporation) common stock and one share of AHL (as the surviving corporation) series B participating preferred stock;

•	holders of AHL common stock, other than the Re-Investing Shareholders, will receive, for each share of AHL common stock issued and outstanding immediately prior to the merger, a cash payment in the amount of $1.50; and

•	the Re-Investing Shareholders will receive, for each share of AHL common stock issued and outstanding immediately prior to the merger, 1.5 shares of AHL (as the surviving corporation) series B participating preferred stock.

Each share of AHL preferred stock that is issued and outstanding following the adoption of the amended and restated articles of incorporation and prior to the closing will continue to be issued and outstanding following the merger. All treasury shares of AHL will be cancelled and retired without any consideration paid in exchange.

Treatment of AHL Stock Options

Each outstanding stock option or other right to purchase shares of AHL common stock will become fully vested and exercisable by the holder of the stock option or right prior to the effective time of the merger and, if not exercised by the holder immediately prior to the effective time of the merger, the stock options or rights will be cancelled in accordance with their terms. At the effective time of the merger, no stock options or rights will be outstanding.

Representations and Warranties of AHL, Huevos Holdings and the Re-Investing Shareholders

The merger agreement contains customary representations and warranties made by AHL and relating to, among other things:

•	due organization and good standing of AHL;

•	authorization to enter into the merger agreement and to consummate the merger;

•	enforceability of the merger agreement;

•	no breach of organizational documents or material agreements as a result of the merger agreement or the consummation of the merger;

•	accuracy and completeness of information supplied for inclusion in this proxy statement;

•	compliance with laws;

•	no material legal proceedings;

•	regulatory matters;

•	AHL’s capital structure;

•	subsidiaries of AHL;

•	compliance with SEC reporting requirements and the accuracy of information contained in such SEC reports;

•	AHL’s financial statements complying with SEC regulations and GAAP;

•	absence of material undisclosed liabilities;

•	absence of certain changes since September 30, 2002;

•	tax matters and the payment of taxes;

•	assets of AHL, including accounts receivable;

•	intellectual property;

•	environmental matters;

•	labor and employee matters;

•	appropriate funding of employee benefit plans and compliance with applicable regulations;

•	material contracts and debt instruments;

•	real property;

•	unclaimed or abandoned property;

•	filing and accuracy of reports filed with regulatory authorities;

•	state takeover laws;

•	required shareholder approvals;

•	receipt of opinion of financial advisor; and

•	approval of the merger agreement by AHL’s board of directors.

The merger agreement contains representations and warranties made by Huevos Holdings relating to, among other things:

•	due organization and good standing of Huevos Holdings;

•	authorization to enter into the merger agreement and to consummate the merger;

•	enforceability of the merger agreement;

•	no breach of organizational documents or material agreements as a result of the merger agreement or the consummation of the merger;

•	accuracy and completeness of information supplied for inclusion in this proxy statement;

•	compliance with laws;

•	no material legal proceedings;

•	regulatory matters;

•	financing of the merger; and

•	operating history of Huevos Holdings.

In addition to the representations and warranties made by AHL and Huevos Holdings, the merger agreement contains additional representations and warranties made by the Re-Investing Shareholders relating to, among other things:

•	authorization to enter into the merger agreement and to consummate the merger;

•	ownership of AHL common stock;

•	exemption of the issuance to the Re-Investing Shareholders of AHL (as the surviving corporation) series B participating preferred stock in connection with the merger from registration under the Securities Act; and

•	accuracy and completeness of information supplied for inclusion in this proxy statement.

Conduct of AHL’s Business Pending the Merger

Until the completion of the merger, AHL has agreed that, unless permitted by obtaining Huevos Holdings’ prior written consent or except as contemplated by the merger agreement, it will, and will cause its subsidiaries to, among other things:

•	operate its and their business only in the usual, regular and ordinary course of business;

•	preserve intact its business organization and assets and maintain its rights and franchises; and

•	not take any action that would (1) adversely affect the ability of any party to the merger agreement to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction of any type on AHL or AHL subsidiaries, or (2) adversely affect the ability of any party to the merger agreement to perform its covenants and agreements under the merger agreement.

In addition, pending completion of the merger, AHL has agreed that, without Huevos Holdings’ prior written consent or except as contemplated by the merger agreement, it will not, and will cause its subsidiaries not to, among other things:

•	amend their organizational documents;

•	incur any indebtedness, except in the ordinary course of business consistent with past practices;

•	create or suffer to exist any lien on assets, except under specified instances and in specified amounts;

•	repurchase, redeem or otherwise acquire or exchange any securities of AHL or any AHL subsidiary;

•	declare or pay any dividend or make any other distribution in respect of AHL’s capital;

•	issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any AHL securities or any stock appreciation rights, or any option, warrant or other rights to acquire AHL stock, except in specified instances;

•	adjust, split, combine or reclassify any capital stock of AHL or its subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of AHL common stock;

•	sell, lease, mortgage or otherwise dispose of or otherwise encumber (1) any shares of capital stock of any subsidiary of AHL (unless sold or otherwise transferred to another subsidiary of AHL) or (2) any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	except in certain specified instances, purchase any securities or make any material investment in, or otherwise acquire direct or indirect control over any entity or person other than wholly owned subsidiaries of AHL;

•	grant any material increase in compensation or benefits to employees or officers, pay any severance or termination pay or any bonus (other than as disclosed to Huevos Holdings prior to the date of the merger agreement), enter into or amend any severance agreements with any officers, grant any material increase in fees or other increases in compensation or other benefits to directors, or waive any stock repurchase rights, accelerate, amend or change the period of exercisability of, reprice or authorize cash payments in exchange for, any right to acquire stock except in specified instances;

•	enter into any employment contract with any person that AHL or its subsidiaries does not have the unconditional right to terminate without liability at any time on or after the completion of the merger;

•	adopt any new employee benefit plan or terminate or withdraw from or make any material change in or to, any existing employment, severance or other arrangement other than as required by law or under other specified instances;

•	make any significant change to any tax or accounting methods or systems of internal accounting controls, except as required by changes in law or GAAP;

•	commence any litigation other than in accordance with past practice or settle any litigation involving any liability of AHL or its subsidiaries for material money damages or restrictions upon operations of AHL or any subsidiary;

•	except in the ordinary course of business, enter into, modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims, including taking certain actions relating to AHL’s credit facility; or

•	abandon, cancel, sell or transfer any intellectual property owned by AHL, except in the ordinary course of business.

Conduct of Huevos Holdings’ Business Pending the Merger

Until the completion of the merger, Huevos Holdings has agreed that, unless permitted by obtaining AHL’s prior written consent or except as contemplated by the merger agreement, it will not take any action which would:

•	materially adversely affect the ability of any party to the merger agreement to obtain consents required for the transactions contemplated by the merger agreement with out imposition of a condition or restriction; or

•	materially adversely affect the ability of any party to the merger agreement to perform its covenants and agreements under the merger agreement.

Financing

Huevos Holdings agreed to use its best efforts to obtain financing commitments on or prior to April 30, 2003 that are reasonably satisfactory to AHL and that provide for an amount sufficient to fund the cash payment to be made to the Public Shareholders, pay amounts owed to the senior lenders under AHL’s credit agreement, fund a $5 million loan from AHL to Frank A. Argenbright, Jr., fund up to $8 million of fees associated with the merger and fund up to €10 million to satisfy the working capital requirements of AHL’s German business.

Adverse Change in Condition

Each party is required to give prompt written notice upon the occurrence or impending occurrence of any event or circumstance that (1) is reasonably likely to have individually or in the aggregate a material adverse effect or (2) would constitute a material breach of the party’s representations, warranties or covenants contained in the merger agreement.

Shareholder Meeting; Shareholder Approval

The merger agreement requires AHL to call and hold a meeting of its shareholders to adopt the merger agreement, approve the merger and approve the amended and restated articles of incorporation. However, AHL is not required to hold a shareholders’ meeting if the merger agreement is terminated. See “—Termination.” Additionally, subject to certain fiduciary duty considerations, the board of directors of AHL has agreed to recommend that AHL’s shareholders vote in favor of adoption of the merger agreement, approval of the merger and approval of the amended and restated articles of incorporation. See “—No Solicitation.”

Employee Benefits Following the Merger

Except as required by collective bargaining agreements executed under German law, Huevos Holdings has agreed, for a period of 12 months following the effective time of the merger, that AHL (as the surviving corporation) will provide generally to officers and employees of AHL and its subsidiaries employee benefits under employee benefit and welfare plans, on terms and conditions which, when taken as a whole, are substantially similar to those currently provided to similarly situated officers and employees of AHL and its subsidiaries. Huevos Holdings has also agreed to cause AHL to honor, in accordance with their terms, all provisions for vested benefits or other vested amounts earned or accrued through the effective time of the merger under AHL’s benefit plans.

AHL’s board of directors has agreed to take all action required and necessary prior to the effective time of the merger to (1) accelerate and cancel all outstanding stock options whether granted under AHL’s 1997 Stock Incentive Plan or outside of the 1997 Stock Incentive Plan and (2) terminate AHL’s employee stock purchase plan and any purchase period or options thereunder, and to return to each participant in the employee stock purchase plan the balance of his or her plan account.

Conditions to the Merger

Conditions to Each Party’s Obligations to Effect the Merger

The obligations of AHL and Huevos Holdings to complete the merger are subject to the satisfaction or, where permissible, waiver of the following conditions:

•	the approval and adoption of the merger agreement, the amended and restated articles of incorporation and the merger by the affirmative vote of a majority of all holders of AHL common stock and a majority of the shares of AHL common stock held by the Public Shareholders;

•	all consents of, filings and registrations with, and notifications to, all regulatory authorities required for consummation of the merger have been obtained or made and are in full force and effect and all waiting periods required by law have expired;

•	each party to the merger agreement has obtained any and all consents required for consummation of the merger or for the preventing of any default under any contract or permit of such party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on AHL or Huevos Holdings, as applicable;

•	no court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts in a material and fundamental manner or makes illegal the consummation of the merger; and

•	Huevos Holdings shall have obtained financing on terms contemplated by the financing commitments or alternative financing on terms that, in the reasonable judgment of Huevos Holdings’ board of directors, exercised in good faith, satisfy the requirements of the merger agreement unless the failure to obtain the financing or alternative financing was the result of a failure by Huevos Holdings to perform any covenant or condition contained in the financing commitments or in the merger agreement or as a result of the inaccuracy of any representation or warranty of Huevos Holdings.

Conditions to the Obligations of Huevos Holdings to Effect the Merger

The obligations of Huevos Holdings to complete the merger are subject to the satisfaction or, where permissible, waiver of the following conditions:

•	each of the representations and warranties of AHL and, as applicable, the Re-Investing Shareholders contained in the merger agreement shall be correct and accurate as of the closing of the merger as if made on the date of closing as long as the aggregate effect of any inaccuracies does not, or is not reasonably likely to have, a material adverse effect upon AHL;

•	AHL and the Re-Investing Shareholders shall have performed or complied in all material respects with all covenants required by the merger agreement to be performed by such entity on or prior to the effective time of the merger;

•	Huevos Holdings shall have received from AHL:

•	a certificate, dated as of the effective date of the merger and signed by the chief executive officer and the chief financial officer of AHL, certifying on behalf of AHL to each of the above conditions;

•	certified copies of resolutions adopted by the AHL board of directors, the special committee and AHL’s shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of the merger agreement, and the consummation of the transactions contemplated by the merger agreement; and

•	a certificate, dated as of the closing and signed by the chief financial officer of AHL, certifying that AHL is not as of the closing, and has not been at any time during the 5-year period ending on the closing date, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

•	Huevos Holdings shall have received from each Re-Investing Shareholder a certificate, dated as of the effective time of the merger and signed by each Re-Investing Shareholder, to the effect that the conditions set forth in the merger agreement relating to the Re-Investing Shareholder are satisfied;

•	the agreement dated February 25, 2003, by and among CGW and the senior lenders under AHL’s credit agreement, pursuant to which those lenders agreed to:

•	accept as payment in full for all of AHL’s obligations, an amount in cash equal to the total amount of such obligations less $14.9 million, and shares of AHL’s series C preferred stock; and

•	extend the maturity date for the credit facility to August 29, 2003 or such earlier time as the merger is completed, subject to certain conditions,

shall be in full force and effect and shall not have been terminated by the senior lenders, unless such termination was the result of a failure by CGW or Huevos Holdings to perform any covenant or agreement in the February 25, 2003 agreement;

•	the agreement dated March 28, 2003, by and among CGW and Securicor, pursuant to which CGW has agreed to purchase from Securicor all of its rights, title and interest in certain promissory notes of AHL held by Securicor in the aggregate amount of $13 million in exchange for $3 million in cash, shall be in full force and effect and shall not have been terminated by Securicor, unless any such termination was the result of a failure by CGW or the Purchaser to perform any covenant or agreement in the March 28, 2003 agreement; and

•	the seventh amendment to AHL’s credit agreement shall be in full force and effect and shall not have been terminated by any of the parties thereto.

As used in the merger agreement in connection with AHL, a “material adverse effect” means any event, change or occurrence that has a material adverse impact on:

•	the financial condition, business or results of operations of AHL or its subsidiaries taken as a whole; or

•	the ability of AHL to perform its obligations under the merger agreement or consummate the merger or other transactions contemplated by the merger agreement.

A “material adverse effect” for AHL does not include:

•	declines in the price or trading volume of AHL common stock;

•	adverse effects resulting from changes in the global economy, the United States or European economies, or the respective capital or financial markets of such economies generally;

•	adverse effects attributable to any mandatory change in accounting requirements or principles;

•	adverse effects attributable to war, other military action or any terrorist activity, except for the war or military action underway as of March 28, 2003 in and around the Republic of Iraq; or

•	adverse effects attributable to changes in the negotiations in the Federal Republic of Germany relating to taxes, tariffs or other levies on the temporary staffing industry.

Conditions to the Obligations of AHL to Effect the Merger

The obligations of AHL to complete the merger are subject to the satisfaction or, where permissible, waiver of the following conditions:

•	each of the representations and warranties of Huevos Holdings contained in the merger agreement shall be correct and accurate as of the closing of the merger as if made on the date of closing as long as the aggregate effect of any inaccuracies does not, or is not reasonably likely to have, a material adverse effect upon Huevos Holdings;

•	Huevos Holdings shall have performed or complied in all material respects with all covenants required by the merger agreement to be performed by Huevos Holdings on or prior to the effective time of the merger;

•	AHL shall have received from Huevos Holdings:

•	a certificate, dated as of the effective date of the merger and signed by the chief executive officer and chief financial officer of Huevos Holdings certifying on behalf of Huevos Holdings to each of the above conditions; and

•	certified copies of resolutions adopted by Huevos Holdings’ board of directors and CGW, the sole shareholder, evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of the merger agreement, and the consummation of the transactions contemplated by the merger agreement;

•	AHL shall have received from the exchange agent a certificate, dated as of the effective time of the merger, to the effect that Huevos Holdings has deposited with the exchange agent sufficient funds to make payments for the cash portion of the merger consideration; and

•	Huevos Holdings shall have funded the $5 million which is to be loaned by AHL to Frank A. Argenbright, Jr.

No Solicitation

AHL has agreed that it will not, nor will it permit any of its subsidiaries, or any officer, director, employee, or agent or representative, which AHL collectively refers to as “AHL’s representatives,” directly or indirectly, to:

•	solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal;

•	participate in any discussions or negotiations regarding, or furnish to any person or group any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any agreement contemplating or otherwise relating to any acquisition transaction.

However, AHL may furnish information to, or enter into or participate in discussions or negotiations with, any person or entity that makes an unsolicited bona fide written acquisition proposal to AHL, provided that:

•	neither AHL nor any representative has violated the restrictions on solicitation described above;

•	the special committee determines in good faith, after consultation with its financial advisors, that the acquisition proposal constitutes a “superior proposal,” as defined below, or is reasonably likely to lead to a superior proposal;

•	the special committee concludes in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties to shareholders imposed by law;

•	prior to furnishing any nonpublic information to, or entering into discussions or negotiations with, such person or group, (1) AHL gives Huevos Holdings written notice of the identity of such person or group and of AHL’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and (2) AHL enters into a confidentiality agreement with that person or group the terms of which are no less favorable to the disclosing party than the terms of the confidentiality agreement entered into with Huevos Holdings; and

•	contemporaneously with furnishing such nonpublic information to such person or group, AHL furnishes such nonpublic information to Huevos Holdings, to the extent such nonpublic information has not been previously furnished by AHL to Huevos Holdings.

For purposes of the merger agreement, an “acquisition proposal” means a proposal (other than the merger with Huevos Holdings) by any person regarding any of the following “acquisition transactions” involving AHL or any AHL subsidiary or combination of subsidiaries, the assets of which constitute 10% or more of the consolidated assets of AHL:

•	any acquisition or purchase from AHL by any person or group of 5% or more of the total outstanding voting securities of AHL or any of its subsidiaries, any tender offer or exchange that if consummated would result in any person or group beneficially owning 5% or more in interest of the total outstanding voting securities of AHL or any of its subsidiaries, or any merger, consolidation, business combination or similar transaction involving AHL pursuant to which AHL’s shareholders immediately preceding such transaction hold less than 95% of the equity interest in the surviving entity of such transaction;

•	any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of AHL; or

•	any liquidation or dissolution of AHL.

For purposes of the merger agreement, a “superior proposal” means any bona fide written acquisition proposal:

•	involving the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, AHL and its subsidiaries; and

•	with respect to which the AHL board of directors:

•	determines in good faith that such acquisition proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the person or group making the acquisition proposal; and

•	determines in its good faith judgment, based in part on the advice of its financial advisor, to be more favorable to AHL’s shareholders (other than the Re-Investing Shareholders) than the merger taking into account all relevant factors, including whether, in the good faith judgment of the AHL board of directors, after obtaining the advice of its financial advisor, the person or group making such acquisition proposal is reasonably able to finance the transaction, and any proposed changes to the merger agreement that may be proposed by Huevos Holdings in response to such acquisition proposal.

Termination of the Merger Agreement

Right to Terminate

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, whether before or after approval of the merger by AHL’s shareholders or CGW, as the sole shareholder of Huevos Holdings:

•	by mutual written consent of Huevos Holdings and AHL;

•	by either Huevos Holdings or AHL if:

•	any other party to the merger agreement or, with respect to Huevos Holdings’ right to terminate, any Re-Investing Shareholder, materially breaches any representation, warranty, covenant or agreement contained in the merger agreement which cannot be, or has not been, cured within 10 days after the giving of written notice to the breaching party of the breach, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	any consent of any regulatory authority required for consummation of the merger and the other transactions contemplated by the merger agreement shall have been denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal;

•	any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger shall have become final and nonappealable;

•	AHL does not obtain the required approval of its shareholders, including the required approval of the Public Shareholders;

•	the merger has not been consummated by October 31, 2003; however, neither Huevos Holdings nor AHL may terminate the merger agreement if its breach of a representation, warranty or covenant is the reason that the merger has not been consummated by October 31, 2003;

•	Huevos Holdings does not obtain commitment letters for the financing on or prior to May 31, 2003; or

•	in the event that any of the conditions precedent to the obligations of such party to consummate the merger cannot be satisfied or fulfilled by October 31, 2003;

•	by AHL if, prior to approval by AHL’s shareholders:

•	the AHL board of directors has approved or recommended any acquisition proposal made by another person or entity other than Huevos Holdings; provided that:

•	prior to any such termination, AHL shall, and shall cause its advisors to, negotiate with Huevos Holdings to make such adjustments in the terms and conditions of the merger agreement as would enable AHL to proceed with the transactions contemplated in the merger agreement on such adjusted terms; and

•	AHL shall have tendered to Huevos Holdings payment in full of a termination fee, discussed below, along with a notice of termination;

•	by Huevos Holdings if:

•	the AHL board of directors shall have failed to reaffirm its approval upon Huevos Holdings’ request for such reaffirmation of the merger and the transactions contemplated by the merger agreement (to the exclusion of any other acquisition proposal), or shall have resolved not to reaffirm the merger;

•	the AHL board of directors shall have failed to include in this proxy statement its recommendation, without modification or qualification, that AHL shareholders approve the merger agreement, the amended and restated articles of incorporation and the merger or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Huevos Holdings, the recommendation of the board of directors to AHL’s shareholders that they approve the merger agreement, the amended and restated articles of incorporation and the merger; or

•	the AHL board of directors shall have affirmed, recommended or authorized entering into any acquisition transaction other than the merger or, within ten business days after commencement of any tender or exchange offer for any shares of AHL common stock, the AHL board of directors shall have failed to recommend against acceptance of such tender or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender or exchange offer by the AHL shareholders.

Effect of Termination

Except for provisions in the merger agreement regarding confidentiality of non-public information and the payment of fees and expenses, if the merger agreement is terminated as described above, the merger agreement will become void and have no effect. In addition, if the merger agreement is so terminated, except for the payment of certain termination fees and expenses as described below there will be no liability on the part of

Huevos Holdings or AHL, except to the extent that the termination results from a breach by any party of any of its representations, warranties, covenants or agreements contained in the merger agreement. The confidentiality agreement, dated July 15, 2002, between CGW and AHL will continue in effect notwithstanding any termination of the merger agreement.

Termination Fee and Termination Expenses

Except as described below, and other than the expenses associated with the filing, printing and mailing of this proxy statement and all filings required to be made by parties to the merger agreement pursuant to the Hart-Scott-Rodino Act or the German antitrust laws, which shall be paid by AHL, each party to the merger agreement will bear its own fees and expenses in connection with the transactions contemplated by the merger agreement.

AHL will be required to pay certain fees and expenses of CGW and Huevos Holdings if the merger agreement is terminated:

•	by Huevos Holdings or AHL, if

•	AHL does not obtain the approval of its shareholders, including the separate approval of the Public Shareholders;

•	the merger has not been consummated by October 31, 2003; however, neither Huevos Holdings nor AHL may terminate the merger agreement if its breach of a representation, warranty or covenant is the reason that the merger has not been consummated by October 31, 2003;

•	in the event that any of the conditions precedent to the obligations of Huevos Holdings or AHL to consummate the merger cannot be satisfied or fulfilled by October 31, 2003;

and there has been publicly announced and not withdrawn another acquisition proposal;

•	by Huevos Holdings, if

•	the AHL board of directors shall have failed to reaffirm its approval upon Huevos Holdings’ request for such reaffirmation of the merger and the transactions contemplated by the merger agreement (to the exclusion of any other acquisition proposal), or shall have resolved not to reaffirm the merger;

•	the AHL board of directors shall have failed to include in this proxy statement its recommendation, without modification or qualification, that AHL shareholders approve the merger agreement, the amended and restated Articles of Incorporation and the merger or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Huevos Holdings, the recommendation of the board of directors to AHL’s shareholders that they approve the merger agreement, amended and restated articles of incorporation and the merger; or

•	the AHL board of directors shall have affirmed, recommended or authorized entering into any acquisition transaction other than the merger or, within ten business days after commencement of any tender or exchange offer for any shares of AHL common stock, the AHL board of directors shall have failed to recommend against acceptance of such tender or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender or exchange offer by the AHL shareholders; or

•	by AHL, if

•	prior to obtaining shareholder approval, the AHL board of directors has approved or recommended any acquisition proposal, in accordance with the terms of the merger agreement, made by another person or entity other than Huevos Holdings; provided that:

•	prior to any such termination, AHL shall, and shall cause its advisors to, negotiate with Huevos Holdings to make such adjustments in the terms and conditions of the merger agreement as would enable AHL to proceed with the transactions contemplated in the merger agreement on such adjusted terms; and

•	AHL shall have tendered to Huevos Holdings payment in full of a termination fee, discussed below, along with a notice of termination.

The fees and expenses that AHL may be required to pay if the merger agreement is terminated as a result of any of the above conditions will be equal to:

•	the fees and expenses of the advisors to CGW and Huevos Holdings, up to an aggregate of $1,250,000, and an option to purchase 1,000,000 shares of AHL common stock at an exercise price of $1.50 per share, if the termination is effective prior to the time that Huevos Holdings enters into commitment letters sufficient to provide the financing for the transactions contemplated by the merger agreement;

•	$750,000, and reimbursement of breakup and termination fees relating to the financing arrangements or commitment letters and the fees and expenses of the advisors to CGW and Huevos Holdings, up to an aggregate of $2,500,000, if the termination is effective on or after the time of which Huevos Holdings enters into commitment letters sufficient to provide the financing.

AHL will be required to pay certain other fees and expenses as the result of the termination of the merger agreement for the following other reasons:

•	the fees and expenses of the advisors to CGW and Huevos Holdings, up to an aggregate of $400,000 if the merger agreement is terminated because (1) the February 25, 2003 agreement between CGW and AHL’s senior lenders has been terminated or breached by the senior lenders, or (2) Huevos Holdings has not obtained commitment letters sufficient to provide the financing for the transactions contemplated by the merger agreement prior to May 31, 2003;

•	the fees and expenses of the advisors to CGW and Huevos Holdings, up to an aggregate of $400,000 if Huevos Holdings terminates the merger agreement because of a breach by AHL or any of the Re-investing Shareholders of the representations and warranties or covenants and agreements contained in the merger agreement if such termination is effective prior to the date on which Huevos Holdings obtains commitment letters sufficient to provide the financing;

•	the fees and expenses of the advisors to CGW and Huevos Holdings, up to an aggregate of $1,750,000 if Huevos Holdings terminates the merger agreement because of a breach by AHL or any of the Re-Investing Shareholders of the representations and warranties or covenants and agreements if such termination is effective on or after the date on which Huevos Holdings obtains commitment letters sufficient to provide the financing; or

•	the fees and expenses of the advisors to CGW and Huevos Holdings, up to an aggregate of $1,750,000 if Huevos Holdings terminates the merger agreement because of a breach by AHL of its covenants and agreements in the merger agreement and within 12 months of such termination, AHL shall enter into an agreement with respect to an acquisition transaction.

Waiver and Amendment of the Merger Agreement

The merger agreement may be amended by the parties in writing at any time before or after the shareholder approvals are obtained, but after AHL shareholder approval, no amendment may be made which by law requires the further approval of AHL’s shareholders. If the merger agreement is amended after the mailing of this proxy statement and your vote is required for the amendment, we will resolicit your vote.

At any time before the completion of the merger, either Huevos Holdings or AHL may, in writing:

•	extend the time for the performance of any of the obligations or other acts of the other party; or

•	waive compliance with any of the agreements or conditions of the other party contained in the merger agreement, except as specified.

By law, neither Huevos Holdings nor AHL can waive:

•	the requirement that holders of AHL common stock and a majority of the shares of AHL common stock owned by the Public Shareholders approve the merger; or

•	any court order or law preventing the closing of the merger.

Whether any of the other conditions would be waived would depend on the facts and circumstances as determined by the reasonable business judgment of Huevos Holdings’ board of directors or AHL’s board of directors.

Indemnification; Directors’ and Officers’ Insurance

Under the merger agreement, Huevos Holdings will indemnify and hold harmless, to the full extent permitted by applicable law, for six years after the completion of the merger each officer, director, employee or agent of AHL or any AHL subsidiary against any losses, claims, liabilities, expenses, judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any action by or on behalf of any or all security holders of AHL, or any of its subsidiaries, or by or in the right of AHL, or any of its subsidiaries, in which any of these persons is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that he or she is or was an officer, director, employee or agent of AHL or any of its subsidiaries.

Huevos Holdings is obligated to purchase, at or before the completion of the merger, liability insurance policy coverage for AHL’s directors and officers for a period of six years that will provide the directors and officers with coverage on substantially similar terms as currently provided by AHL to these directors and officers.

Voting of Shares by the Re-Investing Shareholders

Pursuant to the merger agreement, the Re-Investing Shareholders have agreed to vote all shares of AHL common stock beneficially owned by each of them for the approval of the merger and adoption of the merger agreement and approval of the amended and restated articles of incorporation.

Shareholders’ Agreement

Under the merger agreement, each of the Re-Investing Shareholders has agreed to enter into a shareholders’ agreement with CGW. Each of the Re-Investing Shareholders also agrees, if required, to pledge his, her or its shares of AHL (as the surviving corporation) series B participating preferred stock, except for certain shares held by Mr. Argenbright, to AHL’s new senior lenders as security for amounts provided to repay certain of AHL’s current lenders provided CGW also pledges its shares of series B participating preferred stock.

Waiver by Re-Investing Shareholders

Each of the Re-Investing Shareholders has agreed to release, effective as of the closing of the merger, all claims it or its affiliates have or may have against AHL as a result of such Re-Investing Shareholder’s relationship as a director, officer or shareholder of AHL other than (1) claims such Re-Investing Shareholder may have related to indemnification by AHL under AHL’s articles of incorporation, bylaws or any indemnification agreements or (2) claims by any Re-Investing Shareholder for salaries, wages and expense reimbursements owed in the ordinary course of business.

Recommendation of the Board of Directors

The board of directors, with Messrs. Argenbright and Perfall abstaining from discussion and voting and acting on the unanimous recommendation of the special committee, has considered and approved the merger agreement and the merger and recommends that the AHL shareholders vote FOR Proposal 1.

PROPOSAL 2—APPROVAL OF AMENDMENTS TO AHL’S ARTICLES OF INCORPORATION

As a condition to each party’s obligation to complete the merger, at least 70% of the outstanding shares of AHL common stock and a majority of shares of AHL common stock held by the Public Shareholders must approve the amendment and restatement of the AHL articles of incorporation. At the special meeting, you will be asked to consider and vote on the proposed amendment and restatement of the articles of incorporation. The following is a summary of the proposed amendments. This summary is qualified in its entirety by reference to the full text of the proposed amended and restated articles of incorporation which is attached as Appendix C to this proxy statement.

Because the proposed amendments to the articles affect several provisions designed to prevent hostile takeover bids, AHL’s existing articles require that at least 70% of the outstanding shares of AHL common stock approve the amendment and restatement. If approved, the amendment and restatement will become effective immediately prior to the effective time of the merger, as provided in the certificate of amendment and restatement to be filed with the Secretary of State for the State of Georgia. Approval of Proposal 2 is contingent upon approval of the merger. If the merger is not approved, no certificate of amendment and restatement will be filed and AHL’s existing articles of incorporation will remain in place unchanged.

The amendment and restatement is necessary in order to establish the capital structure needed to complete the financing of the transactions contemplated by the merger agreement immediately prior to the merger. If both the merger and the amendment and restatement of the articles of incorporation are approved by the AHL shareholders, upon the effective time of the amendment and restatement of the articles of incorporation, each share of AHL outstanding common stock will continue to represent one share of common stock in the recapitalized corporation. Immediately thereafter the outstanding common stock held by the Public Shareholders will be converted into the right to receive the cash merger consideration without further action by the AHL shareholders, as more fully described elsewhere in this proxy statement.

Our current articles of incorporation authorize 55,000,000 shares of capital stock, divided into two classes as follows: (1) 50,000,000 shares of common stock, having a par value of $.01 per share, and (2) 5,000,000 shares of preferred stock, having no par value. As of May 1, 2003, there were 15,246,792 shares of common stock outstanding and no shares of preferred stock outstanding. We have not currently designated any classes of preferred stock out of the authorized share capital.

The amended and restated articles of incorporation that we propose to adopt provide for an authorized share capital of 140,000,000 shares, divided into two classes as follows: (1) 50,000,000 shares of common stock, and (2) 90,000,000 shares of preferred stock, each having no par value. The preferred stock is further divided into three classes of preferred stock, consisting of 30,000,000 shares of series A preferred stock, 55,000,000 shares of series B participating preferred stock, and 2,250,000 shares of series C preferred stock, leaving 2,750,000 shares as undesignated preferred stock.

Under our current articles of incorporation, holders of our common stock are entitled to one vote per share of common stock held. The amended and restated articles of incorporation also provide for one vote per share of common stock held, as well as one vote per share of series B participating preferred stock held. The holders of series A preferred and series C preferred do not have any right to vote under the amended and restated articles of incorporation.

Holders of series A preferred stock under the amended and restated articles of incorporation are entitled to be paid preferential dividends in the form of additional shares of series A preferred stock. Dividends on each share of series A preferred stock outstanding will accrue on a daily basis at the rate of 5% per year, computed based on the original issue price of $1.00 per share of series A preferred stock. The holders of series A preferred stock are entitled to receive dividends prior and in preference to holders of series B participating preferred stock, series C preferred stock and common stock. In turn, the holders of series B participating preferred stock rank senior to the holders of series C preferred stock and common stock with respect to the payment of dividends. The amended and restated articles of incorporation state that no dividends will be paid with respect to shares of series C preferred stock. In addition, no dividends will be paid with respect to shares of common stock, as long as shares of series A preferred stock or series B participating preferred stock are outstanding.

In the event of any liquidation, dissolution or winding up of AHL, the amended and restated articles of incorporation entitle the holders of the preferred stock and common stock to receive the following distributions, in order of preference:

•	first, holders of series A preferred stock will receive a cash distribution in an amount equal to the sum of $1.00 per share of series A preferred stock plus accrued and unpaid dividends;

•	next, the holders of series B participating preferred stock will receive a cash distribution in an amount equal to $1.00 per share of series B participating preferred stock, plus any accrued and unpaid dividends, plus a 30% return premium per share of series B participating preferred stock;

•	then, the holders of series C preferred stock will receive a cash distribution equal to $1.00 per share; and

•	last, upon completion of the above distributions, the remaining assets of AHL will be distributed among the holders of common stock and series B participating preferred stock pro rata based on the number of shares held.

Under the amended and restated articles of incorporation, we may at any time redeem all, or any portion, of the outstanding shares of series A preferred stock or series C preferred stock by paying the holders of redeemed shares a cash redemption price equal to $1.00 per share of series A or series C preferred stock held, plus, in the case of the series A preferred stock, any accrued and unpaid dividends. In addition, prior to our redeeming any other shares of preferred stock or prior to a liquidation event, we will be required to redeem shares of series B participating preferred stock (or the rights to purchase series B participating preferred stock, whether or not the rights have been exercised) acquired by a holder in connection with financing provided to AHL or in connection with the holder’s employment, if the holder is a party to a written agreement with us which requires the redemption.

Both the current and the proposed articles of incorporation include provisions exculpating and indemnifying AHL’s directors and executive officers for liability incurred as a result of their position, subject to some limitations. The amended and restated articles of incorporation include several other changes to conform the articles to those typical of a privately held company, including the removal of staggered terms for the directors, allowance for action of the shareholders by less than unanimous written consent, and the ability to amend the articles of incorporation with the minimum approval required by law.

The Board of Directors has considered and approved the amendment and restatement of the articles of incorporation and recommends that the AHL shareholders vote “FOR” Proposal 2.

PROPOSAL 3—ELECTION OF DIRECTORS

Under our articles of incorporation and bylaws, the board of directors determines the number of directors, which is currently set at five. Our bylaws divide the board of directors into three classes with the directors in each class serving a term of three years. The terms of one class of directors expires at this annual meeting. The other two classes of directors have terms that expire in 2004 and 2005.

On February 24, 2003, Bill W. Shoptaw resigned from the board. On March 7, 2003, the remaining members of the board elected Thomas V. Beard to fill the vacancy created by Mr. Shoptaw’s resignation and to serve in the class of directors whose term expires in 2004.

In accordance with Georgia law and AHL’s bylaws, directors elected by the board to fill newly-created directorships or to fill vacancies on the board may only serve until the annual meeting of shareholders immediately following the election. For this reason, Mr. Beard, whose term does not expire until 2004, is being put forward to our shareholders for a vote.

The board of directors has nominated the following persons for election as directors:

•	Mr. Beard has been nominated to stand for re-election as a director to serve until the 2004 Annual Meeting of Shareholders.

•	Mr. Argenbright has been nominated to stand for re-election as a director to serve until the 2006 Annual Meeting of Shareholders.

•	Mr. Perfall has been nominated to stand for re-election as a director to serve until the 2006 Annual Meeting of Shareholders.

In addition to Messrs. Beard, Argenbright and Perfall, there are two other incumbent directors continuing to serve on the board. John W. Ward is in the class of directors whose term expires at the 2004 Annual Meeting of Shareholders, and Wyck A. Knox, Jr. is in the class of directors whose term expires at the 2005 Annual Meeting of Shareholders.

The board of directors has no reason to believe that the nominees for director will be unavailable for election as directors. However, if at the time of the annual meeting a nominee is unable to serve or, for good cause, will not serve, the persons named in the proxy will vote as recommended by the board of directors to elect a substitute nominee recommended by the board of directors.

Nominee for Election—Term expiring 2004

Thomas V. Beard has been a director of AHL since March 2003. Mr. Beard has been a Managing Director in the Corporate and Executive Services Group of the Atlanta office of Deutsche Bank Alex Brown (“DBAB”), a global investment banking firm, since July 2000. Before joining DBAB, Mr. Beard was manager of the Atlanta office of Stephens Inc., an investment banking firm, from 1981 to 2000, where he promoted and directed the Stephens investment banking interests both nationally and internationally. Mr. Beard is a member of the board of directors of Children’s Healthcare of Atlanta, the University of Georgia’s Business School of Distinguished Practitioners and Camp Sunshine. Mr. Beard is 57 years old. Mr. Beard is a citizen of the United States.

Nominees for Election—Term expiring 2006

Frank A. Argenbright, Jr. founded AHL Services in 1979. In connection with the sale of AHL’s U.S. and European aviation and facility services businesses to Securicor in December 2000, Mr. Argenbright assumed the position of Chief Executive Officer of the U.S. Security Operations of Securicor to facilitate the transition. Mr. Argenbright, therefore, resigned as AHL’s Chairman and Co-Chief Executive Officer and assumed the position of AHL’s Vice Chairman on December 29, 2000. In October 2001, upon completion of his services to Securicor, Mr. Argenbright was again elected Chairman of the Board. He previously served as AHL Services’ Chairman from 1979 until December 2000. In addition, Mr. Argenbright served as Co-Chief Executive Officer from 1994 until December 2000 and Chief Executive Officer from 1979 to 1994. Mr. Argenbright is 55 years old. Mr. Argenbright is a citizen of the United States.

A. Clayton Perfall has been a director of AHL since October 2001. He was appointed Chief Executive Officer of AHL Services in October 2001. From January 2001 to September 2001, he was Chief Executive Officer of Convergence Holdings LLC, a private investment company. Mr. Perfall was Chief Financial Officer and a Director of Snyder Communications, Inc., an international marketing company, from September 1996 to November 2000. Prior to that, he was with Arthur Andersen LLP for fifteen years. Mr. Perfall is 44 years old. Mr. Perfall is a citizen of the United States.

Recommendation of the Board of Directors

The board of directors recommends a vote FOR each of the nominees.

Incumbent Director—Term expiring 2004

John W. Ward has been a director of AHL Services since July 2000. Mr. Ward has served as Chairman of Transition International, Inc., a management consulting firm which he owns, since its formation in 1993. He is a member of the board of directors of Ameritrade Holding Corporation. Mr. Ward is 60 years old. Mr. Ward is a citizen of the United States.

Incumbent Director—Term expiring 2005

Wyck A. Knox, Jr. has been a director of AHL since November 2001. Mr. Knox has been a partner in the law firm of Kilpatrick Stockton LLP or its predecessor firms since 1994. Kilpatrick Stockton is serving as counsel to the special committee. He is also a director of AGL Resources, Inc. and Thomson Oak Flooring Company, and is a trustee of the University of Georgia Foundation. Mr. Knox is a general partner of Knox Properties, L.P. and is president of Knox Charity Fund, Inc. Mr. Knox is 62 years old. Mr. Knox is a citizen of the United States.

Meetings of the Board of Directors

During 2002, the board of directors held seven meetings. All of the directors attended at least 75% of the board meetings and committee meetings (of committees on which they were a member) in 2002.

Committees of the Board of Directors

The board of directors has a standing audit committee and a standing compensation committee. It does not have a nominating committee.

Audit Committee.

The Audit Committee currently consists of Messrs. Beard, Knox and Ward. Mr. Knox is chairman of the Audit Committee. During 2002, the Audit Committee held three meetings, and the Audit Committee reviewed our quarterly financial reports and discussed them on a quarterly basis with our auditors. The Audit Committee is responsible for:

•	recommending to the board the firm to be employed as our independent public accountants;

•	meeting with our independent public accountants at least annually to review with the independent auditor our financial statements and internal accounting controls and review the plans and results of the audit engagement;

•	approving the professional services provided by the independent auditor;

•	reviewing the independence of the independent auditor;

•	considering the range of audit and non-audit fees; and

•	reviewing the adequacy of our internal accounting controls.

Compensation Committee.

The Compensation Committee currently consists of Messrs. Knox and Ward.

Mr. Ward is Chairman of the Compensation Committee. During 2002, the Compensation Committee held four meetings. The Compensation Committee is responsible for:

•	reviewing, approving, recommending and reporting to the Chief Executive Officer and the board of directors matters regarding the compensation of our Chief Executive Officer and other key executives and compensation levels or plans affecting the compensation of our other employees; and

•	administering our 1997 Stock Incentive Plan.

Compensation of Directors

We pay our outside directors $10,000 annually plus $1,000 for each board meeting attended and $500 for each committee meeting attended. In addition, directors are reimbursed for expenses incurred in connection with attendance at board and committee meetings. On March 19, 2002, Mr. Argenbright and Mr. Knox were granted options to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share. The options vest ratably over four years beginning November 7, 2001.

In March 2003, our board of directors formed a special committee to review and evaluate the fairness of the merger. The members of the special committee are Mr. Knox, Mr. Ward and Mr. Beard. We will pay each of these directors $50,000 for service on this special committee, in addition to their customary board and committee fees. We will also pay to each member of the special committee an additional $1,000 for each meeting attended in person and $500 for each meeting in which the member participated by telephone. We also have entered into indemnification agreements with each of the directors on our special committee under which we have agreed to indemnify the directors from any judgments, settlements, fines and expenses incurred by them as a result of serving as a director, provided that they acted in good faith and in a manner reasonably believed to be in the best interests of AHL.

PROPOSAL 4—APPROVAL OF AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

Our chief executive officer has adopted an amendment to our Amended and Restated Employee Stock Purchase Plan USA to increase the number of shares of our common stock eligible for issuance under the Plan from 100,000 shares to 137,267 shares.

We adopted, and our shareholders approved, the stock purchase plan in 1999. The stock purchase plan is qualified as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, and permits eligible employees to purchase shares of our common stock at 90% of the market price of our common stock. The purpose of the stock purchase plan is to encourage stock ownership by eligible employees in the belief that such ownership will increase the employees’ interest in the success of AHL and will provide an additional incentive for employees to remain in the employ of AHL and its subsidiaries.

Currently, no shares of our common stock remain available for issuance under the stock purchase plan.

Eligible Participants

To be eligible to participate in the stock purchase plan, an employee must have been employed by AHL, or by a designated subsidiary corporation at least 50% of the total combined voting power of which is owned directly or indirectly by AHL, for at least three calendar months and must be regularly scheduled to work more than 20 hours each week. In addition, an employee may not own, immediately after the right to purchase stock under the stock purchase plan is granted, 5% or more of the total combined voting power or value of all of AHL’s common stock. Participation in the stock purchase plan is voluntary. As of April 30, 2003, approximately 1,391 employees would have been eligible to participate in the stock purchase plan.

Administration of the Plan

The stock purchase plan is administered by AHL as the plan administrator, with the exception of certain powers that are expressly granted to the compensation committee of the board of directors. The plan administrator has the power to construe and interpret the stock purchase plan and may delegate, in whole or in part, its power and authority to another person.

The compensation committee or its delegate has the exclusive power to set the election period for participation in the stock purchase plan as described below, designate the AHL subsidiaries whose employees are eligible to participate in the stock purchase plan and set the minimum cash withdrawal limit under the stock purchase plan.

Terms of Participation in the Plan

Eligible employees may elect to participate in the stock purchase plan for a calendar quarter, referred to as a “purchase period,” by properly completing and filing an election form at any time during a designated period immediately preceding the purchase period. A participation election is in effect until it is revoked by the participant. The eligible employee must authorize AHL to withhold a minimum of $10.00 per pay period of his or her compensation during the purchase period, subject to a maximum of $25,000 during any calendar year.

On or about the 21st day of each month during the purchase period, unless a participating employee has withdrawn all of the contributions credited to the account established for him or her by the plan administrator, the employee’s payroll deductions automatically will be used to exercise an “option” granted to the participant under the stock purchase plan to purchase shares of our common stock from AHL. The purchase price for shares of common stock under the stock purchase plan is 90% of the closing sale price per share of common stock on the Nasdaq SmallCap Market on the date of purchase.

A participant may amend his or her payroll deduction election form during a purchase period to reduce or stop his or her payroll deductions. A participant also has the right at any time on or before the last day of the purchase period to withdraw the shares of common stock, in whole shares, and the cash balance (without interest) credited to his or her account. Alternatively, a participant may elect in a withdrawal to receive cash in lieu of the shares of common stock in his or her account, in which case the plan administrator will sell such shares on the open market and distribute to the participant the proceeds thereof, net of transaction costs.

If a participant’s status as an eligible employee terminates for any reason during a purchase period, the shares of common stock and cash credited to such participant’s account will be refunded to the participant. If a participant’s account has a remaining balance at the end of any purchase period, the balance will automatically be refunded to the participant as soon as practicable following the end of the purchase period.

Transferability

No employee may assign, transfer, or otherwise dispose of the balance credited to his or her account or the right to purchase shares of AHL common stock under the stock purchase plan except by will or the applicable laws of descent and distribution.

Federal Income Tax Consequences

The stock purchase plan, as well as the rights of employees to purchase stock under the stock purchase plan, is intended to qualify as an “employee stock purchase plan” under section 423 of the Code. The following is a general summary of the federal income tax consequences of the stock purchase plan, assuming the stock purchase plan satisfies the requirements of Section 423, based on current federal income tax laws, regulations (including proposed regulations) and judicial and administrative interpretations thereof, all of which are frequently amended, and which may be retroactively applied to transactions described herein. Individual circumstances may vary these results. Furthermore, individuals participating in the stock purchase plan may be subject to taxes other than federal income taxes, such as federal employment taxes, state and local income taxes and estate or inheritance taxes.

The amounts deducted from a participating employee’s pay to purchase shares will be taxable income to the employee and must be included in gross income for federal income tax purposes in the year in which the amounts otherwise would have been paid to the employee. An employee will not be required to recognize any income for federal income tax purposes upon the purchase of shares. However, the employee will determine his or her taxable income for the year in which he or she sells or otherwise disposes of shares purchased under the stock purchase plan in accordance with the following paragraphs.

The federal income tax consequences of a sale or disposition of shares acquired under the stock purchase plan depend in part on the length of time the shares are held by an employee before such sale or disposition. If an employee sells or otherwise disposes of shares acquired under the stock purchase plan (other than any transfer resulting from his or her death) within two years after the first day of the purchase period for the shares, the employee must recognize ordinary income in the year of such sale or disposition in an amount equal to the excess of (1) the fair market value of the shares on the date the shares were purchased by him or her over (2) his or her purchase price. This amount of ordinary income is recognized by the employee even if the fair market value of the shares has decreased since the date the shares were purchased, and the ordinary income recognized is added to his or her basis in the shares. Any gain realized on the sale or disposition in excess of the basis in the shares (after increasing the basis by the amount of the ordinary income recognized) will be taxed as capital gain, and any loss realized (after increasing the basis in the shares by the ordinary income recognized) will be a capital loss. Whether the capital gain or loss will be long-term or short-term gain or loss will depend on how long the shares were held.

If an employee sells or otherwise disposes of shares acquired under the stock purchase plan after holding the shares for two years after the first day of the purchase period for the shares, or the employee dies, he or she must include as ordinary income in the year of sale (or his or her taxable year ending with his or her death) an amount equal to the lesser of (1) the excess of the fair market value of the shares on the date the shares were purchased by him or her over his or her purchase price of the shares on the first day of the purchase period, or (2) the excess of the fair market value of the shares on the date he or she sells or otherwise disposes of the shares, or on the date of his or her death, over the purchase price. Except in the case of a transfer as a result of death, the amount of ordinary income recognized by the employee is added to his or her basis in the shares. The basis of shares transferred as a result of the death of an employee will not be increased as a result of the ordinary income recognized by the deceased employee. Any gain realized on the sale or disposition in excess of the employee’s basis (after increasing the basis in the shares by the ordinary income recognized) will be taxed as a long-term capital gain. Any loss realized will be treated as long-term capital loss.

Termination and Amendment

The chief executive officer of AHL may amend the stock purchase plan from time to time as he or she deems necessary or appropriate. Any amendment to the stock purchase plan will be subject to shareholder approval to the extent such approval is required under Section 423, the laws of Georgia, the rules of the Nasdaq SmallCap Market or any other exchange on which our common stock is listed or traded or other applicable law. The board may terminate the stock purchase plan and any purchase period at any time.

Recommendation of Board of Directors

The board of directors recommends a vote FOR the amendment to the plan to increase in the number of shares eligible for grant under the Plan from 100,000 shares to 137,267 shares.

MARKETS AND MARKET PRICES OF THE COMMON STOCK AND

RELATED SHAREHOLDER MATTERS

Common Stock

We completed our initial public offering on March 27, 1997, and our common stock was traded on the Nasdaq National Market under the symbol “AHLS.” We were notified on October 12, 2002 by the Nasdaq National Market that our closing bid price had failed to meet the minimum bid requirement of $1.00 for the previous 30 consecutive trading days. We were provided a 90 day grace period until January 13, 2003 to regain compliance. Because we were not able to maintain a bid price over $1.00 for 10 consecutive trading days prior to this date, effective February 3, 2003, our common stock began trading on the Nasdaq SmallCap Market under the symbol “AHLS.” The transfer to the Nasdaq SmallCap Market extends AHL’s grace period to achieve a $1.00 minimum bid price per share for the common stock to April 14, 2003. On April 14, 2003, we were notified by Nasdaq that we had regained compliance with the Nasdaq SmallCap Market’s minimum bid price per share requirement and that Nasdaq has closed its review of the matter.

The following table sets forth the high and low sales prices per share for the common stock, for the periods indicated, as reported by the Nasdaq Stock Market.

	High	Low
2003:
First Quarter	$1.43	$0.40
Second Quarter (through May 8, 2003)	$1.38	$1.28
2002:
First Quarter	$3.100	$1.980
Second Quarter	$3.350	$1.710
First Quarter	$3.100	$1.980
Second Quarter	$3.350	$1.710
Third Quarter	$2.150	$0.380
Fourth Quarter	$0.990	$0.140

2001:
First Quarter	$11.500	$7.500
Second Quarter	$8.688	$6.016
Third Quarter	$8.125	$1.600
Fourth Quarter	$3.130	$1.210

On March 28, 2003, which was the last day on which shares of AHL common stock traded prior to the March 31, 2003 announcement of the execution of the merger agreement, the last sale price of our common stock as reported on the Nasdaq SmallCap market was $0.56. On [                    ], 2003, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $[        ] per share, and there were [        ] registered holders of record of our common stock.

Shareholders

The approximate number of holders of record of our common stock as of the record date was [    ], inclusive of those brokerage firms and/or clearinghouses holding shares of common stock for their clientele (with each such brokerage house and/or clearing house being considered as one holder).

Dividend Policy

We have never paid any dividends on our common stock and currently intend to retain all earnings to finance continued growth of our business for the foreseeable future. The payment of any dividends will be at the discretion of our board of directors and will depend upon, among other things, results of operations, financial condition, credit facility terms, cash requirements and other factors deemed relevant by the board of directors. Under the terms of our current credit facility, we are prohibited from paying dividends.

Stock Price Performance Graph

The following stock price performance graph compares the performance of our common stock to The Nasdaq Stock Market and the index of Nasdaq Non-Financial Stocks. The stock price performance graph assumes an investment of $100 in our common stock on March 27, 1997 and an investment of $100 in the two indexes on March 31, 1997 and further assumes the reinvestment of all dividends. The difference in the initial start date is due to the fact that our common stock did not start trading publicly until March 27, 1997. We believe that the net effect of this difference in start dates will not have a material effect on the performance graph. Stock price performance, for the period from March 31, 1997 through December 31, 2002 is not necessarily indicative of future results.

	March 1997	Dec. 1997	Dec. 1998	Dec. 1999	Dec. 2000	Dec. 2001	Dec. 2002
AHL	100	246.25	312.5	208.75	100.63	29.21	8.00
The Nasdaq Stock Market	100	129.7	182.55	333.09	200.58	158.35	108.43
Nasdaq 100—Non-Financial Stocks	100	125.8	184.37	354.59	210.52	141.78	88.50

The stock price performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of common stock as of April 30, 2003 for:

•	directors of AHL Services;

•	our Chief Executive Officer and the other most highly compensated executed officers (the “Named Executive Officers”);

•	our directors and executive officers as a group; and

•	each person who is a shareholder holding more than a 5% interest in our common stock.

Unless otherwise indicated, the business address of each person listed is: c/o AHL Services, Inc., 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209.

Name	Number of Shares Actually Owned (1)	Options Exercisable Within 60 Days (2)	Shares with Shared Voting Power (3)	Total Shares Beneficially Owned	Percent of Outstanding Shares (4)
Executive Officers and Directors:
A. Clayton Perfall	106,400	525,000	8,868,723	9,500,123	60.2%
Heinz Stubblefield	—	62,500	—	62,500	*
Steven D. Anderson	419	—	—	419	*
Debra McCreight	6,919	—	—	6,919	*
Frank A. Argenbright, Jr. (5)	7,180,473	6,250	2,313,400	9,500,123	60.2%
Wyck A. Knox, Jr.	221,527	6,250	—	227,777	1.5%
John W. Ward	15,000	5,000	—	20,000	*
Thomas V. Beard	—	—	—	—	*
All directors and executive officers as a group (8 persons) (6)	7,530,738	605,000	1,682,000	9,817,738	61.9%

Other Five Percent Shareholders:
Caledonia Investments plc (7)	1,682,000	—	7,818,123	9,500,123	60.2%
Dimensional Fund Advisors Inc. (8)	1,042,960	—	—	1,042,960	6.8%
Gerald L. Trooien	940,850	—	—	940,850	6.2%
Edwin C. “Skip” Gage (10)	766,742	—	—	766,742	5.0%
Huevos Holdings, Inc. (11)	—	—	9,500,123	9,500,123	60.2%

*	Less than 1.0%.

(1)	Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. This table is based upon information supplied by executive officers, directors and principal shareholders, and Schedules 13D filed with the SEC.

(2)	Represents shares that can be acquired through stock option exercises on or prior to May 31, 2003.

(3)	As part of the merger and pursuant to the merger agreement, Mr. Perfall, Mr. Argenbright and certain of his affiliates and Caledonia Investments plc agreed to vote in favor of the proposed merger and the amended and restated articles of incorporation of AHL all shares of common stock that they have the authority to vote. By virtue of the voting agreement, each of these Re-Investing Shareholders along with Huevos Holdings, as a party to the merger agreement, may have shared voting power over the shares shown in this table as beneficially owned by each of them and the shares subject to options exercisable within 60 days. As a result, each Re-Investing Shareholder and Huevos Holdings may be deemed to have shared voting power over an aggregate of 9,500,123 shares of common stock (which amount includes 531,250 shares subject to options exercisable within 60 days).

(4)	Based on an aggregate of 15,246,792 shares of common stock issued and outstanding as of May 1, 2003. Assumes that all options beneficially owned by the person are exercised. The total number of shares outstanding used in calculating this percentage assumes that none of the options beneficially owned by other persons are exercised.

(5)	Includes (a) 668,660 shares beneficially owned by Argenbright Partners, L.P., of which a limited liability company managed by Mr. Argenbright and his spouse is the general partner, (b) 103,473 shares owned by the Francis A. Argenbright, Jr. Charitable Remainder Trust, of which Mr. Argenbright is sole trustee and (c) 622,027 shares owned by Kathleen B. Argenbright.

(6)	The amount of shares over which the directors and executive officers as a group have shared voting power represents 1,682,000 shares beneficially owned by Caledonia Investments plc over which both Mr. Perfall and Mr. Argenbright have shared voting power.

(7)	The principal business address of Caledonia Investments plc is Cayzer House, 30 Buckingham Gate, London, England SW 1E 6NN. This information is based on a Schedule 13D dated December 24, 2002 that has been filed with the SEC and an amendment to the Schedule 13D filed with the SEC on April 8, 2003.

(8)	The principal business address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The information is based on a Schedule 13G filed with the SEC on February 11, 2003.

(9)	The principal business address of Mr. Trooien is 10 River Park Plaza, Suite 800, St. Paul, MN 55107. The information is based on a Schedule 13G filed with the SEC on February 13, 2003.

(10)	The principal business address of Mr. Gage is 10000 Hwy 55, Minneapolis, MN, 55441. Includes 216,742 shares held by Gage Marketing Group, LLC, of which Mr. Gage is the Chairman and Chief Executive Officer. As such, Mr. Gage is deemed to have sole voting and investment power over the shares. Also includes 275,000 shares held by Mr. Gage and 275,000 shares held by Mr. Gage’s spouse.

(11)	The principal business address of Huevos Holdings, Inc. is Twelve Piedmont Center, Suite 210, Atlanta, Georgia, 30305. Huevos Holdings does not have sole or shared investment power over any of the shares of common stock. This information is based on a Schedule 13D filed with the SEC on April 7, 2003.

EXECUTIVE COMPENSATION

The following table sets forth, for the last three fiscal years, compensation information for our Chief Executive Officer and our other Named Executive Officers. We do not have a fifth Named Executive Officer as defined in Item 402 of Regulation S-K.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation		Long Term Compensation Shares Underlying Options
		Salary	Bonus
A. Clayton Perfall (1)	2002	$400,000	$175,000	—
Chief Executive Officer and Director	2001	$100,000	$—	1,200,000
Heinz Stubblefield (2)	2002	$187,500	$46,875	250,000
Chief Financial Officer
Steven D. Anderson	2002	$153,333	$9,300	20,000
Vice President of Finance and Secretary	2001	$143,333	$—	5,000
	2000	$130,833	$40,500	5,000
Debra McCreight	2002	$139,500	$8,424	15,000
Vice President of Human Resources	2001	$132,500	$—	5,000
	2000	$117,167	$36,000	5,000

(1)	Mr. Perfall was named Chief Executive Officer effective October 1, 2001.

(2)	Mr. Stubblefield was named Chief Financial Officer effective April 1, 2002.

The following table sets forth information regarding option grants during fiscal 2002 to each of the Named Executive Officers:

Option Grants in Fiscal 2002

	Individual Grants
Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal 2002	Exercise Price Per Share	Market Price Per Share at Date of Grant	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
						5%	10%
A. Clayton Perfall	—	—	—	—	—	$—	$—
Heinz Stubblefield	250,000	57.5%	$5.00	$2.20	04/01/2012	$—	$176,558
Steven D. Anderson	20,000	4.6%	$5.00	$1.68	07/10/2012	$—	$—
Debra McCreight	15,000	3.4%	$5.00	$1.68	07/10/2012	$—	$—

(1)	Options granted in fiscal 2002 were made under the 1997 Stock Incentive Plan (the “Plan”). These options:

•	Expire ten years from the date of the grant, unless otherwise earlier terminated in certain events related to termination of employment; and

•	Vest in 25% increments on the anniversary date of the grant, subject to the terms and conditions of the Plan.

(2)	We are required by the Securities and Exchange Commission to use a 5% and 10% assumed rate of appreciation over the ten-year option term. This does not represent our estimate or projection of the future common stock price. If our common stock does not appreciate, the Named Executive Officers will receive no benefit from the options.

During 2001, we filed a tender offer statement pursuant to which certain employees were offered the opportunity to exchange their existing options to purchase shares of common stock as granted under the Plan for new options to be granted under the Plan on or after July 1, 2002. The number of shares granted to employees was equal to the number of shares exchanged by the option holder. The exercise price of the new option was equal to the closing sale price of common stock as reported on the replacement grant date, or $5.00, whichever was greater. Under this program, options for the purchase of 185,000 shares of common stock were issued at an exercise price of $5.00 per share on July 10, 2002. Directors and officers of AHL at the time of the filing of the tender offer were not eligible to participate in the exchange. Mr. Anderson and Ms. McCreight were not Named Executive Officers at the time of the filing, and therefore they were eligible to participate in the option exchange.

The following table details the option repricings for Mr. Anderson and Ms. McCreight.

Ten-Year Option/SAR Repricings

Name	Number of Securities Underlying Options Repriced or Amended	Market Price of Stock at Time of Repricing or Amendment	Exercise Price at Time of Repricing or Amendment	New Exercise Price	Length of Original Term Remaining at Date of Repricing or Amendment (In Years)
Steven D. Anderson	5,000	$1.68	$7.91	$5.00	9.36
	5,000	$1.68	$8.81	$5.00	8.36
	5,000	$1.68	$25.38	$5.00	7.37
	5,000	$1.68	$21.75	$5.00	6.78
Debra McCreight	5,000	$1.68	$7.91	$5.00	9.36
	5,000	$1.68	$8.81	$5.00	8.36
	5,000	$1.68	$21.75	$5.00	6.78

None of the Named Executive Officers exercised any options during fiscal 2002. The following table sets forth certain information with respect to the status of their options at December 31, 2002.

Fiscal Year-End Option Value

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-end		Value of Unexercised In -the-Money Options at Fiscal Year-end (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
A. Clayton Perfall	525,000	675,000	$—	$—
Heinz Stubblefield	—	250,000	$—	$—
Steven D. Anderson	—	20,000	$—	$—
Debra McCreight	—	15,000	$—	$—

(1)	This number is calculated by subtracting the option exercise price from the closing price of the common stock on December 31, 2002 ($0.80) to get the “average value per option,” and multiplying the average value per option by the number of exercisable and unexercisable options. The amounts in this column may not represent amounts actually realized the by Named Executive Officers.

Executive Officers

For information concerning Mr. Perfall, see page 21.

Heinz Stubblefield was appointed Chief Financial Officer on April 1, 2002. Prior to joining AHL, Mr. Stubblefield served as Senior Vice President and Chief Financial Officer of XM Satellite Radio, Inc., a company providing domestic satellite service directly to automobiles, since June 1998. From March 1996 to May 1998, he was Chief Financial Officer for WorldSpace International, a company providing satellite radio service internationally. From February 1993 to February 1996, Mr. Stubblefield was Corporate Controller for Next Software Corporation, a software and IT consulting company.

Steven D. Anderson has been with AHL since we purchased Archway, formerly known as Gage Marketing Services, in July 1998. He served as Vice President and Controller prior to being promoted to Vice President of Finance in late 1999. Prior to joining AHL, he spent six years with Gage Marketing Group. During his tenure with Gage Marketing Group, Mr. Anderson held positions in operations management and finance with responsibility for various operations of the consumer fulfillment business, and all Gage finance functions.

Debra McCreight has been with AHL since we purchased Archway, formerly known as Gage Marketing Services, in July 1998. Prior to joining AHL, she spent six years with Gage Marketing Group where Ms. McCreight was promoted from Director of Human Resources to Vice President of Human Resources.

Employment and Severance Agreements

We have entered into employment agreements with Messrs. Perfall, Stubblefield and Anderson and Ms. McCreight.

A. Clayton Perfall.    We entered into an employment agreement with Mr. Perfall on October 1, 2001. The agreement with Mr. Perfall expires on September 30, 2005. This agreement may be terminated by us (a) upon the employee’s death or inability to perform his duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon 90 days’ written notice. The agreement may be terminated by the employee upon 90 days’ written notice. If the agreement is terminated by us prior to September 30, 2003, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to two times the employee’s base salary in effect on such termination date. If the agreement is terminated by us after September 30, 2003, except for cause or upon employee’s death or disability, we must continue to pay the employee’s base salary and bonus through the expiration date of September 30, 2005. The agreement provides for an annual base salary of $400,000 and for an annual bonus of up to 50% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by the board of directors. Upon a change in control, the agreement provides for a lump-sum payment to Mr. Perfall of $2,500,000, which may be reduced on a dollar for dollar basis if the employee has realized total compensation in excess of $4,000,000 per year on a prorated basis. As a condition to employment, Mr. Perfall has agreed to two year noncompetition and nonsolicitation provisions. In connection with the merger, we entered into a conditional amendment, dated March 28, 2003, to Mr. Perfall’s employment agreement. According to the conditional amendment, if the merger is consummated, Mr. Perfall will be entitled to receive 1,900,000 restricted shares of AHL’s series B participating preferred stock in lieu of the lump-sum cash payment of $2,500,000 which would be due to Mr. Perfall upon a change in control of AHL.

Heinz Stubblefield.    We entered into an employment agreement with Mr. Stubblefield on April 1, 2002. The agreement with Mr. Stubblefield expires on April 1, 2006. This agreement may be terminated by us (a) upon the employee’s death or inability to perform his duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon written notice. The agreement may be terminated by the employee upon 30 days’ written notice. If the agreement is terminated by us, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to the employee’s annual base salary in effect on such termination date. The agreement provides for an annual base salary of $250,000 and for an annual bonus of up to 50% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by the Chief Executive Officer. Upon a change in control before

April 1, 2004, the agreement provides for a lump-sum payment to Mr. Stubblefield of $500,000, which would be reduced to $250,000 if a change of control occurs after this date. As a condition to employment, Mr. Stubblefield has agreed to one year noncompetition and nonsolicitation provisions.

Steven D. Anderson.    We entered into an employment agreement with Mr. Anderson on July 28, 1998. The agreement with Mr. Anderson renews automatically for successive one-year terms unless either we or the employee notify the other, at least 90 days before July 28th of any calendar year, that the employee or we do not wish to renew beyond July 28th of any calendar year. This agreement may also be terminated by us (a) upon the employee’s death or inability to perform his duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon written notice. The agreement may be terminated by the employee upon 90 days’ written notice. If the agreement is terminated by us, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to one half the employee’s annual base salary in effect on such termination date. The agreement provides for an annual base salary of $100,000, or such greater amount as determined by the board of directors, and for an annual bonus of up to 30% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by us. Mr. Anderson’s 2002 annual base salary was $153,333. As a condition to employment, Mr. Anderson has agreed to one year noncompetition and nonsolicitation provisions.

Debra McCreight.    We entered into an employment agreement with Ms. McCreight on July 28, 1998. The agreement with Ms. McCreight renews automatically for successive one-year terms unless either we or the employee notify the other, at least 90 days before July 28th of any calendar year, that the employee or we do not wish to renew beyond July 28th of any calendar year. This agreement may also be terminated by us (a) upon the employee’s death or inability to perform her duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon written notice. The agreement may be terminated by the employee upon 90 days’ written notice. If the agreement is terminated by us, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to one half the employee’s annual base salary in effect on such termination date. The agreement provides for an annual base salary of $100,000, or such greater amount as determined by the board of directors, and for an annual bonus of up to 30% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by us. Ms. McCreight’s 2002 annual base salary was $139,500. As a condition to employment, Ms. McCreight has agreed to one year noncompetition and nonsolicitation provisions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Mr. Knox and Mr. Ward. During 2002:

•	no member of the Compensation Committee was an officer or employee of AHL or any of its subsidiaries;

•	no member of the Compensation Committee entered into any transaction with AHL in which the amount involved exceeded $60,000;

•	no executive officer of AHL served as a director of another entity where one of that entity’s executive officers served on the Compensation Committee; and

•	no executive officer of AHL served on the compensation committee of another entity where one of that entity’s executive officers served as a director of AHL.

In 2003, we will pay Mr. Knox and Mr. Ward $50,000 for service on a special committee to review and evaluate the fairness of any business combination transaction that we may consider under the terms of our Credit Facility. In addition, members of the special committee receive $1,000 for each committee meeting attended in person and $500 for each committee meeting attended by phone. Including the customary director fees, meeting attendance fees, and the special committee compensation, we will pay Mr. Knox and Mr. Ward in excess of $60,000 in 2003.

CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

Mr. Edwin C. Gage, a former member of our board of directors and current beneficial owner of 5% of our common stock, has direct or indirect ownership interests in several companies with which we have had business relationships during 2001 and 2002. These relationships and the amounts we received or paid in 2001 and 2002 were:

•	Gage Marketing Group, LLC, which purchased fulfillment services from us totaling $718,000 in 2001 and $1.1 million in 2002, provided information technology and other services to us totaling $942,000 in 2001 and $720,000 in 2002 and rented real estate to us totaling $149,000 in 2001 and $15,000 in 2002.

•	Carlson Real Estate Company, which rented real estate to us in Maple Plain, Howard Lake and Plymouth, Minnesota totaling $1.3 million in 2001 and $1.5 million in 2002.

•	Gage Travel, Inc., which provided travel services to us totaling $149,000 in 2001 and $2,000 in 2002.

•	Marketing Bridge, LLC, which provided Web-based consulting services to us totaling $432,000 in 2001 and $408,000 in 2002.

•	Gage In-Store Marketing, LLC, which rented real estate to us totaling $275,000 in 2001 and $64,000 in 2002.

•	Carlson Marketing Group, which purchased lettershop services from us totaling $1.5 million in 2001 and $469,000 in 2002.

In March 2003, we signed a settlement agreement with Gage Group, LLC and its affiliate, Gage Marketing Group, LLC, or GMG. The agreement provided that we pay $80,000 to GMG in exchange for limited use of the “Gage” trade name and trademarks, limited IT services and the release of claims relating predominantly to disputes on (1) freight charges to a mutual customer and (2) the co-marketing agreement entered into in conjunction with the sale of Gage Marketing Services, now known as Archway Marketing Services, to AHL in 1998.

Mr. Gage and his immediate family together control and actively manage Gage Marketing Group, LLC, Gage Travel, Inc., Marketing Bridge, LLC, and Gage In-Store Marketing, LLC. Neither Mr. Gage nor his family control or actively manage Carlson Real Estate Company or Carlson Marketing Group, Inc. All transactions were priced at arm’s length.

In 2003, we will pay to each of Mr. Knox, Mr. Ward and Mr. Beard $50,000 for service on a special committee to review and evaluate the fairness of the proposed merger. Including the customary director fees, meeting attendance fees, and the special committee compensation, we will pay Mr. Knox, Mr. Ward and Mr. Beard in excess of $60,000 in 2003.

In 2001, we entered into a settlement agreement with Mr. Argenbright regarding his former employment with us. As part of this agreement, we agreed to guarantee up to $10,000,000 of Mr. Argenbright’s personal debt for a period of three years from the date of the sale of our European staffing business or such earlier time as allowed by our credit facility. In connection with the merger, we entered into an agreement with Mr. Argenbright, dated March 28, 2003, pursuant to which we may elect to terminate our obligation to guarantee Mr. Argenbright’s personal indebtedness at any time prior to the sale of our European staffing business in return for an advance to Mr. Argenbright of $2,000,000.

On April 12, 2002, in connection with our settlement agreement with Securicor plc relating to post-closing adjustments for the sale of our US and European aviation and facility services business, we agreed to pay Mr. Argenbright $5 million to induce him to enter into the settlement agreement with Securicor. The agreement contained a release of AHL from certain claims asserted against AHL by Securicor and was conditioned upon a release by both AHL and Mr. Argenbright of certain claims against Securicor. The obligation to pay Mr. Argenbright matures on October 12, 2003, is unsecured and does not bear interest.

Effective September 2002, we entered into an agreement with a third party and Air Serv Corporation, or Air Serv, a corporation owned by Mr. Argenbright and Mr. Knox, to sublet our courtside suite at the Philips Arena through the remaining lease term of August 2004. Air Serv and the third party have agreed to pay 50% of the remaining lease payments under the lease agreement, or approximately $108,000, in exchange for 100% access to the suite. These payments will reduce our future rent expense. The transaction was priced at arm’s length.

At December 31, 2002, AHL holds a receivable from Mr. Argenbright for approximately $24,000 relating to employee wages and benefits paid by AHL, on Mr. Argenbright’s behalf, to an employee who, in 2001, was working jointly for AHL and Mr. Argenbright personally.

Any future transactions between AHL Services and its officers, directors or principal shareholders will be approved by a majority of the disinterested members of the board of directors.

REPORT OF THE AUDIT COMMITTEE

Our Audit Committee, which operates under a written charter, oversees our company’s financial reporting process on behalf of the board of directors. The Audit Committee is responsible for, among other things, reviewing with our independent auditors the scope and results of their audit engagement. In connection with the fiscal 2002 audit, the Audit Committee has:

•	reviewed and discussed with management and Ernst & Young LLP (“Ernst & Young”), our independent auditors, our financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2002, 2001 and 2000,

•	reviewed and discussed with management and Ernst & Young our financial statements included in our Quarterly Reports on Form 10-Q for the year ended December 31, 2002,

•	discussed with Ernst & Young the matters required by Statement of Accounting Standards No. 61 (Communications with Audit Committee), and

•	received from and discussed with Ernst & Young the written disclosures and letter from Ernst & Young required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee) regarding their independence.

The Audit Committee has reviewed the other services, including non-audit services, provided to AHL during the year ended December 31, 2002 and determined that the provision of the non-audit services described in “All Other Fees” below is compatible with maintaining Ernst & Young’s independence.

Ernst & Young has served as our independent auditor since May 31, 2002 and is familiar with our business affairs, financial controls, accounting procedures and industry segment. The Audit Committee appointed Ernst & Young to audit our financial statements for the year ending December 31, 2003.

Our company’s management is responsible for our company’s internal controls and financial reporting. Ernst & Young, our independent auditors, are responsible for auditing our company’s annual financial statements in accordance with generally accepted auditing standards and for issuing a report on those financial statements. The Audit Committee is responsible for monitoring and reviewing these processes. As part of this oversight process, the Audit Committee regularly meets with our company’s management and our outside auditors. It is not the Audit Committee’s duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and rely, without independent verification, on the information provided to them and on the representations made to them by management and the independent accountants.

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above, the Audit Committee recommended to the board of directors that the audited consolidated financial statements of the Company be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

All of the members of the Audit Committee have been determined to be independent in accordance with the requirements of Rule 4350(d)(2) of the National Association of Securities Dealers listing standards.

AUDIT COMMITTEE

Wyck A. Knox, Jr., Chairman

John W. Ward

Thomas V. Beard

March 31, 2003

INDEPENDENT AUDITORS

The consolidated balance sheets as of December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years ended December 31, 2002, 2001 and 2000, respectively, included in the Annual Report on Form 10-K for the year ended December 31, 2002 attached as Appendix D to this proxy statement have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, which is included and incorporated by reference in this proxy statement. A representative of Ernst & Young LLP will be present at the annual meeting, where they will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

On May 31, 2002, we dismissed Arthur Andersen LLP as our independent public accountants, effective as of May 31, 2002. We appointed Ernst & Young as our new independent public accountants, effective as of May 31, 2002. The decision to dismiss Arthur Andersen and to retain Ernst & Young was approved by our board of directors upon the recommendation of our audit committee.

The audit reports of Arthur Andersen on our consolidated financial statements as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During our two fiscal years ended December 31, 2001, and the subsequent interim period through May 31, 2002, there were no disagreements between us and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC occurred within our two fiscal years ended December 31, 2001 and 2000, and the subsequent interim period through May 31, 2002.

Audit and All Other Fees

Audit Fees

Fees for audit services totaled approximately $638,000 in 2002 and approximately $215,000 in 2001, including fees associated with our annual audit and reviews of our quarterly reports.

Audit-Related Fees

Fees for audit-related services totaled approximately $17,500 in 2002 and approximately $133,000 in 2001. Audit related services principally include fees in connection with business dispositions, services associated with securities filings and accounting consultations.

Tax

Fees for tax services, including tax compliance, tax advice and tax planning, totaled approximately $210,000 in 2002 and $1,010,000 in 2001.

All Other Fees

Fees for all other services not described above totaled approximately $59,000 in 2002 and $0 in 2001, principally including services related to the sale of the German specialized staffing services business.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who beneficially own more than ten percent of our common stock to file with the Securities and Exchange Commission certain reports, and to furnish copies thereof to us, with respect to each such person’s beneficial ownership of our equity securities. Based solely upon a review of the copies of such reports furnished to us and certain representations of such persons, we believe that all filings were timely, except for one late Form 3 filing for Mr. Stubblefield concerning the grant of an option to purchase 250,000 shares of AHL common stock.

OTHER MATTERS FOR ACTION AT THE ANNUAL MEETING

Our board of directors is not aware of any matters to be presented for action at the annual meeting other than described herein and does not intend to bring any other matters before the annual meeting; however, if other matters which are unknown a reasonable time before the solicitation of proxies should come before the annual meeting, it is intended that the holders of proxies solicited hereby will vote thereon in their discretion.

SHAREHOLDER PROPOSALS

If the merger is completed, there will be no public participation in any future meetings of shareholders of AHL. However, if the merger is not completed, AHL shareholders will continue to be entitled to attend and participate in AHL shareholders’ meetings.

If the merger is not consummated, proposals of shareholders intended to be presented at the 2004 annual meeting of shareholders must be received by AHL at our principal executive offices on or prior to             , 2003 to be eligible for inclusion in our proxy statement and form of proxy relating to that meeting. If a shareholder wishes to present a proposal at our 2004 annual meeting and the proposal is not intended to be included in our proxy statement relating to that meeting, the shareholder must deliver written notice to us by [            ], 2003.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational filing requirements of the Exchange Act and, in accordance therewith, are required to file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Information as of particular dates concerning our directors and officers, their remuneration, the principal holders of our securities and any material interest of such persons in transactions with us is required to be disclosed in periodic reports filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain written information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. These materials filed by us with the SEC are also available to the website of the SEC at www.sec.gov.

Because the merger is a “going private” transaction, AHL and the Re-Investing Shareholders have filed with the SEC a Rule 13E-3 Transaction Statement on Schedule 13e-3 under the Exchange Act with respect to the merger. This proxy statement does not contain all of the information set forth in the Schedule 13E-3 and the exhibits thereto. Copies of the Schedule 13E-3 and the exhibits thereto are available for inspection and copying at our principal executive offices during regular business hours by any of our shareholders, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to AHL Services, Inc. at the address below.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement, and later information filed with the SEC will update and supercede the information in this proxy statement.

We incorporate by reference each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the annual meeting. We also incorporate by reference into this proxy statement our Annual Report on Form 10-K for the year ended December 31, 2002 (included at Appendix E) that we have filed with the SEC and our Quarterly Report on Form 10-Q for the period ended March 31, 2003 (included as Appendix F) that we have filed with the SEC.

All subsequent documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the date of the special meeting will be deemed to be incorporated by reference into this proxy statement and to be a part of the proxy statement from the date of filing of those documents.

You should rely only on the information contained in (or incorporated by reference into) this proxy statement. We have not authorized anyone to give any information different from the information contained in (or incorporated by reference into) this proxy statement. This proxy statement is dated            , 2003. You should not assume that the information contained in this proxy statement is accurate as of any later date, and the mailing of this proxy statement to you shall not create any implication to the contrary.

Documents incorporated by reference are available from us without charge, excluding all exhibits (unless we have specifically incorporated by reference an exhibit into this proxy statement). You may obtain documents incorporated by reference by requesting them in writing or by telephone as follows:

AHL Services, Inc.

1000 Wilson Boulevard

Arlington, Virginia 22209

Attention: Corporate Secretary

Telephone: (703) 528-9688

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HUEVOS HOLDINGS, INC.

AND

AHL SERVICES, INC.,

FRANK A. ARGENBRIGHT, JR.,

KATHLEEN B. ARGENBRIGHT,

ARGENBRIGHT PARTNERS, L.P.,

FRANCIS A. ARGENBRIGHT, JR. CHARITABLE REMAINDER TRUST,

A. CLAYTON PERFALL,

AND

CALEDONIA INVESTMENTS PLC

Dated as of March 28, 2003

EXHIBIT INDEX

Description	Exhibit
Amended and Restated Articles of Incorporation	A
Amended and Restated Bylaws	B

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 28, 2003, by and among HUEVOS HOLDINGS, INC. (“Purchaser”), a Georgia corporation, AHL SERVICES, INC. (the “Company”), a Georgia corporation and Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc (Messrs. Argenbright and Perfall, Ms. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, and Caledonia Investments plc are hereinafter collectively referred to as the “Re-Investing Shareholders”).

Preamble

WHEREAS, the respective Boards of Directors of Purchaser and the Company (in the case of the Company, acting on the recommendation of a special committee appointed by the Board of Directors of the Company (the “Special Committee”)) have approved the merger of Purchaser with and into the Company, upon the terms and subject to the conditions set forth in this Agreement, whereby at the Effective Time of such Merger, each issued and outstanding share of Company Common Stock, other than the Rollover Shares, shall be converted into the right to receive a cash payment from the Surviving Corporation.

WHEREAS, the Re-Investing Shareholders are presently the beneficial owners of 8,968,873 shares of Company Common Stock (the “Rollover Shares”).

WHEREAS, at the Effective Time of the Merger, the Rollover Shares shall be canceled and in exchange therefore, the Re-Investing Shareholders will receive shares of Surviving Corporation Series B Participating Preferred Stock.

WHEREAS, the Re-Investing Shareholders have agreed to vote the Rollover Shares beneficially owned by them in favor of the approval and adoption of this Agreement.

WHEREAS, the transactions described in this Agreement are subject to the approval (i) of CGW, the sole shareholder of the Purchaser, (ii) by a majority of all shares of Company Common Stock entitled to vote at the Shareholders’ Meeting (the “Company Shareholder Approval”) and (iii) by a majority of all shares of Company Common Stock not held by the Re-Investing Shareholders and entitled to vote at the Shareholders’ Meeting (the “Disinterested Shareholder Approval”).

Certain capitalized terms used in this Agreement are defined in Section 12.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1    Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company in accordance with the provisions of Section 14-2-1101 of the Georgia Business Corporation Code (“GBCC”) and with the effect provided in Section 14-2-1106 of the GBCC (the “Merger”). The Company shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Georgia. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of the Company and Purchaser and by CGW, as the sole shareholder of Purchaser.

1.2    Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 5:00 P.M., Eastern Standard Time, on the date that the Effective Time occurs, or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties.

1.3    Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger (“Certificate of Merger”) reflecting the Merger shall become effective with the Secretary of State of the State of Georgia (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on or before the second business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the Company Shareholder Approval and the Disinterested Shareholder Approval are obtained.

ARTICLE 2

TERMS OF MERGER

2.1    Amended and Restated Articles of Incorporation.

The Company shall adopt and file with the Secretary of State of the State of Georgia, immediately following the Company Shareholder Approval and the Disinterested Shareholder Approval and prior to the Closing, the Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit A. The Amended and Restated Articles of Incorporation shall be the Amended and Restated Articles of Incorporation of the Surviving Corporation until duly amended or repealed.

2.2    Bylaws.

The Board of Directors of the Company shall adopt and file with the Secretary of the Company the Amended and Restated Bylaws, substantially in the form attached hereto as Exhibit B, which shall become effective as of the Effective Time. The Amended and Restated Bylaws shall be the Amended and Restated Bylaws of the Surviving Corporation until duly amended or repealed.

2.3    Directors and Officers.

The directors of Purchaser in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Amended and Restated Bylaws of the Surviving Corporation. The officers of the Company in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Amended and Restated Bylaws of the Surviving Corporation.

ARTICLE 3

MANNER OF CONVERTING SHARES

3.1    Conversion of Shares.

Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a)  Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into .0625 shares of Surviving Corporation Common Stock and one (1) share of Surviving Corporation Series B Participating Preferred Stock.

(b)  Each share of Company Common Stock (excluding the Rollover Shares, the Treasury Shares and the shares held by shareholders who perfect their statutory dissenters’ rights as provided in Section 3.3) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from the Surviving Corporation a cash payment in the amount of $1.50, without interest (less any required withholding of Taxes, the “Cash Payment”), upon surrender of the Certificates in the manner provided by Section 4.1.

(c)  Each of the Rollover Shares shall automatically be canceled and retired and shall cease to exist, and in exchange for such cancellation the Re-Investing Shareholders shall receive 1.5 shares of Surviving Corporation Series B Participating Preferred Stock (the “Stock Payment”) for each Rollover Share held by them.

(d)  Each share of Company Common Stock that is owned by the Company or any Subsidiary of the Company (the “Treasury Shares”) shall automatically be canceled and retired and shall cease to exist, and no cash or other treasury stock consideration shall be delivered or deliverable in exchange therefore.

(e)  Each share of Company Preferred Stock issued and outstanding following the adoption of the Amended and Restated Articles of Incorporation and prior to the Closing shall remain issued and outstanding.

3.2    Cancellation of Stock Options.

Each outstanding option or other Equity Right to purchase shares of Company Common Stock (“Company Options”) granted by the Company or any of its Subsidiaries under the 1997 Stock Incentive Plan, or otherwise (other than under the Employee Stock Purchase Plan), shall become fully vested and exercisable immediately prior to the Effective Time, whether or not otherwise vested or exercisable. Holders of such Company Options shall be given the opportunity to exercise their Company Options effective immediately prior to the Effective Time. In addition, the Company shall take all action necessary to terminate the Employee Stock Purchase Plan and each Company Option outstanding thereunder prior to the Effective Time. Any Company Option issued under the 1997 Stock Incentive Plan, or otherwise, which is outstanding immediately prior to the Effective Time and is not exercised pursuant to this Section 3.2 shall be canceled in accordance with the terms of the Company Stock Plans and applicable Law, and shall become null and void, and, except for those Company Options described in Section 5.3(d) of the Company Disclosure Memorandum, no consideration shall be exchanged in lieu thereof. At the Effective Time, no Company Options, or rights with respect to Company Options, shall remain outstanding.

3.3    Dissenting Shareholders.

Any holder of shares of Company Common Stock who perfects such holder’s dissenters’ rights in accordance with and as contemplated by Section 14-2-1302 of the GBCC shall be entitled to receive from the Surviving Corporation the value of such shares in cash as determined pursuant to such provision of Law;

provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the GBCC and surrendered to the Company the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of the Company fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s shares, the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of Company Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing the shares of Company Common Stock held by such holder. If and to the extent required by applicable Law, the Surviving Corporation will establish (or cause to be established) an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrow amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to the Surviving Corporation.

ARTICLE 4

EXCHANGE OF SHARES

4.1    Exchange Procedures.

(a)  Promptly after the Effective Time, Purchaser and the Company shall cause the Surviving Corporation’s transfer agent or another agent selected by Purchaser (the “Exchange Agent”) to mail to each holder of record of a certificate or certificates which represented shares of Company Common Stock immediately prior to the Effective Time (the “Certificates”) appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of Company Common Stock so delivered shall be duly endorsed as the Exchange Agent may require. In the event of a transfer of ownership of shares of Company Common Stock represented by Certificates that is not registered in the transfer records of the Company, the Cash Payment provided by Section 3.1(b) may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Purchaser and the Exchange Agent may reasonably require and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Cash Payment.

(b)  After the Effective Time, each holder of shares of Company Common Stock (other than shares to be canceled pursuant to Section 3.1(d) or as to which statutory dissenters’ rights have been perfected as provided in Section 3.3) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefore the Cash Payment or the Stock Payment, as applicable. The Surviving Corporation shall not be obligated to deliver the Cash Payment or the Stock Payment, as applicable, to which any former holder of Company Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates for exchange as provided in this Section 4.1.

(c)  Each of the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld by the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.

(d)  Any other provision of this Agreement notwithstanding, none of the Surviving Corporation or the Exchange Agent shall be liable to a holder of Company Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

4.2    Rights of Former Company Shareholders.

At the Effective Time, the stock transfer books of the Company shall be closed as to holders of Company Common Stock immediately prior to the Effective Time and no transfer of Company Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Company Common Stock (other than shares to be canceled pursuant to Section 3.1(d) or as to which statutory dissenters’ rights have been perfected as provided in Section 3.3) shall from and after the Effective Time represent for all purposes only the right to receive the Cash Payment or the Stock Payment, as applicable, in exchange therefore.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser as follows:

5.1    Organization, Standing, and Power of the Company.

The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Section 5.1 of the Company Disclosure Memorandum sets forth those states of the United States and foreign jurisdictions where the Company is duly qualified or licensed to transact business as a foreign corporation. The Company is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The minute book for the Company and the Company’s restated and amended articles of incorporation (the “Company Articles of Incorporation”) and bylaws (the “Company Bylaws”) have been made available to Purchaser for its review and are true and complete in all material respects as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors) and shareholders thereof.

5.2    Authority of Company; No Breach By Agreement.

(a)  The Company has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger and the filing of the Amended and Restated Articles of Incorporation, perform this Agreement, and with respect to the Merger and the filing of the Amended and Restated Articles of Incorporation, upon the approval of this Agreement, the Amended and Restated Articles of Incorporation and the Merger by the Company’s shareholders in accordance with this Agreement and Georgia Law and subject to filing the Certificate of Merger and the Amended and Restated Articles of Incorporation with the Georgia Secretary of State in accordance with the GBCC, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Company, subject to receipt of the Company Shareholder Approval and the Disinterested Shareholder Approval as contemplated by Section 9.1. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)  Except as disclosed in Section 5.2(b) of the Company Disclosure Memorandum, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Company Articles of Incorporation or the Company Bylaws or the articles of incorporation or bylaws or other organizational documents of any Company Subsidiary, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Company Entity under, any Contract or Permit of any Company Entity or, (iii) except as provided in Section 5.2(c) and subject to receipt of the requisite Consents referred to in Section 10.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Company Entity or any of their respective material Assets, except in the case of clauses (ii) and (iii), for any Default or Lien, or the absence of any Consent, that would not reasonably be expected to have individually or in the aggregate a Company Material Adverse Effect.

(c)  Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and the rules of The Nasdaq Stock Market, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act or similar Antitrust Laws of the Federal Republic of German (the “German Antitrust Laws”), no notice to, filing with, or Consent of, any Regulatory Authority is necessary for the consummation by the Company of the Merger and the other transactions contemplated in this Agreement, except for any notice, filing or Consent the absence of making or obtaining would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.3    Capital Stock of the Company.

(a)  The authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock, of which 17,427,392 shares are issued and outstanding as of the date of this Agreement, and (ii) 5,000,000 shares of preferred stock, no par value per share, none of which are issued and outstanding. As of the date of this Agreement, 2,180,600 Treasury Shares are held in the treasury of the Company. All of the issued and outstanding shares of capital stock of the Company are duly and validly issued and outstanding and are fully paid and nonassessable. All of the issued Treasury Shares are duly and validly issued and are fully paid and nonassessable. None of the outstanding shares of capital stock of the Company has been issued in violation of any preemptive rights of the current or any past shareholders of the Company. Except as disclosed in Section 5.3(a) of the Company Disclosure Memorandum, all outstanding shares of capital stock have been issued by the Company in compliance with the Securities Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Except as set forth in Sections 5.3(a) or 5.3(d), there are no shares of capital stock or other equity securities of the Company outstanding and, except as specifically contemplated by this Agreement or as disclosed in Section 5.3(b) of the Company Disclosure Memorandum, the Company is not a party to and, to the Knowledge of the Company no Person has, any Contract or any Equity Right for the purchase, subscription or issuance of any securities of the Company or for the registration of the securities pursuant to the Securities Laws.

(c)  Except as contemplated by this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which it is bound relating to the issued or unissued capital stock of the Company (including any such agreements or understandings that may limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the shareholders of the Company with respect to this Agreement and the Merger) and granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the Company’s Board of Directors.

(d)  Section 5.3(d) of the Company Disclosure Memorandum identifies the number of shares of Company Common Stock which are reserved and subject to the Company Stock Plans or which have otherwise been granted by the Company either within or outside of a Company Stock Plan. Section 5.3(d) of the Company Disclosure Memorandum also indicates the holder of the option, the optionholder’s country of residence, the name of the Company Stock Plan (if granted pursuant to a Company Stock Plan), the type of stock option granted, the date of the grant, the number of shares subject to the option granted, and the exercise price thereof (each option holder who is a resident of the Federal Republic of Germany, as identified on the Company Disclosure Memorandum, is referred to as a “German Optionholder”). As of the date hereof, options to purchase 2,830,000 shares of Company Common Stock were outstanding, of which 2,500,000 options had been granted under the Company Stock Plans and 330,000 options had been granted by the Company outside of the Company Stock Plans. None of the outstanding Company Options are exercisable at an exercise price below $1.50 per share of Company Common Stock. Except with respect to the Company Options held by German Optionholders as disclosed in Section 5.3(d) of the Company Disclosure Memorandum, all outstanding Company Options granted by the Company under the 1997 Stock Incentive Plan or options granted outside the 1997 Stock Incentive Plan may be accelerated and cancelled by the Company’s Board of Directors prior to the Effective Time, in its sole discretion and without the consent of any optionholders. The Employee Stock Purchase Plan and any purchase period thereunder may be terminated by the Company’s Board of Directors at any time, in its sole discretion and without the consent of any participants in the Employee Stock Purchase Plan. The actions to be taken in Sections 3.2 and 9.9(b) hereof with respect to all outstanding Company Options are permissible under the terms of such options without any further action on the part of the Company, the Purchaser or the holders of such options, except as contemplated by this Agreement.

5.4    Company Subsidiaries.

The Company has disclosed in Section 5.4 of the Company Disclosure Memorandum each of the Company Subsidiaries that is a corporation (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, the number of shares owned, the par value of such shares, which Company Entity holds such shares and the percentage ownership interest represented by such share ownership) and each of the Company Subsidiaries that is a general or limited partnership, limited liability company, other non-corporate entity or other corporate entity formed pursuant to the Law of a foreign jurisdiction (identifying the foreign jurisdiction which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, the amount and nature of the ownership interest therein and which Company Entity holds such interests). A Company Entity owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Company Subsidiary. Except as disclosed in Section 5.4 of the Company Disclosure Memorandum, (i) no capital stock (or other equity interest) of any Company Subsidiary is or may become required to be issued (other than to another Company Entity) by reason of any Equity Rights, and there are no Contracts by which any Company Subsidiary is bound to issue (other than to another Company Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Company Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Company Subsidiary (other than to another Company Entity); (ii) there are no Contracts to which any Company Entity, or to the Knowledge of the Company any other Person, is a party relating to the rights of any Company Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Company Subsidiary; and (iii) all of the shares of capital stock (or other equity interests) of each Company Subsidiary held by a Company Entity are fully paid and nonassessable, were issued or acquired in accordance with all applicable Laws and are owned by the Company

Entity free and clear of any Lien and, with respect to shares of capital stock of a German Company Entity, there has been no open or disguised repayment of any capital contribution. Except as disclosed in Section 5.4 of the Company Disclosure Memorandum, none of the German Company Entities is a party to a profit and loss pooling agreement or domination agreement. Each Company Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Company Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The minute book and other organizational documents for each Company Subsidiary have been made available to Purchaser for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors, or other governing body, and shareholders thereof.

5.5    SEC Filings; Financial Statements.

(a)  Except as disclosed in Section 5.5 of the Company Disclosure Memorandum, the Company has timely filed or furnished all SEC Documents required to be filed or furnished by the Company since December 31, 1999 (the “Company SEC Reports”). Except as disclosed in Section 5.5 of the Company Disclosure Memorandum, the Company SEC Reports (i) at the time filed or furnished, complied in all material respects as to form with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any SEC Documents.

(b)  Except as disclosed in Section 5.5 of the Company Disclosure Memorandum, each of the Company Financial Statements (including, in each case, any related notes) contained in the Company SEC Reports, including any Company SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

5.6    Proxy Statement.

None of the information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement to be sent to the Company’s shareholders in connection with the Shareholders’ Meeting, and the Schedule 13E-3, as of the date the Proxy Statement is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Insofar as they relate to the Company or its Subsidiaries or the information supplied by the Company for inclusion therein, the Proxy Statement and the Schedule 13E-3 will, when filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the SEC rules and regulations promulgated thereunder.

5.7    Absence of Undisclosed Liabilities.

Except as disclosed in Section 5.7 of the Company Disclosure Memorandum, no Company Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, except Liabilities which (i) are accrued or reserved against in, or described in the notes to, the consolidated balance sheets of the Company as of September 30, 2002, contained in the Company SEC Reports filed prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past business practice, (iii) incurred in connection with the transactions contemplated by this Agreement, or (iv) are accrued or reserved against in, or described in the notes to, the draft of the consolidated balance sheets of the Company as of December 31, 2002 delivered to Purchaser on the date of this Agreement.

5.8    Absence of Certain Changes or Events.

Since September 30, 2002, except as disclosed in Section 5.8 of the Company Disclosure Memorandum, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

5.9    Tax Matters.

(a)  Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, all Company Entities have timely filed with the appropriate Regulatory Authorities all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all respects except where such failure would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, none of the Company Entities is the beneficiary of any extension of time within which to file any Tax Return. All material Taxes due and owing by the Company Entities (whether or not shown on any Tax Return) have been fully and timely paid or are being contested in good faith in appropriate proceedings as disclosed in Section 5.9 of the Company Disclosure Memorandum. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Company Entities. Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, no written claim has ever been received by a Company Entity from an authority in a jurisdiction where such Company Entity does not file a Tax Return that such Company Entity may be subject to Taxes by that jurisdiction.

(b)  Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, none of the Company Entities has received any written notice of assessment or proposed assessment in connection with any Taxes, and there are no pending, or the Knowledge of the Company, threatened disputes, claims, audits or examinations regarding any Taxes of any Company Entity or the assets of any Company Entity exclusive of the standard audits of tax matters required for German filings. No officer or employee responsible for Tax matters of any Company Entity expects any Regulatory Authority to assess any material amount of additional Taxes for any period for which Tax Returns have been filed. Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, none of the Company Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency except to the extent such Tax assessment or deficiency has been paid.

(c)  Each Company Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

(d)  The unpaid Taxes of each Company Entity (i) did not, as of the date of the most recent Company Financial Statements filed with the SEC, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) included in such Company Financial

Statements for such Company Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company Entities in filing their Tax Returns (disregarding for purposes of this representation any cancellation of indebtedness income recognized by the Company after the date of this Agreement).

(e)  Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, none of the Company Entities is a party to any Tax allocation or sharing agreement and none of the Company Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company); none of the Company Entities will have a liability to any third party on or after the Effective Time under any Tax allocation or sharing agreement; and none of the Company Entities has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Company is parent), or as a transferee or successor, by contract or otherwise.

(f)  During the five-year period ending on the date hereof, none of the Company Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.

(g)  Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, none of the Company Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code, under Section 8a of the German Korperschaftsteuergesetz or Section 4 paragraph 4a of the German Einkommensteuergesetz. The Company is not and has not at any time during the 5-year period ending on the date of the Closing been a United States real property holding corporation within the meaning of Section 897(c) of the Internal Revenue Code. None of the Company Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. The net operating losses and net built-in losses of the Company Entities are not subject to any limitation on their use under the provisions of Sections 382, 384 or 269 of the Internal Revenue Code or any other provisions of the Internal Revenue Code or the Treasury Regulations dealing with the utilization of net operating losses or net built-in losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement. The losses of the German Company Entities are not subject to any limitation on their use under the provisions of Section 8 paragraph 4 of the German Korperschaftsteuergesetz, under Section 12 paragraph 3 of the German Umwandlungsteuergesetz, under Section 15a of the German Einkommensteuergesetz or any other provisions of German tax law dealing with the utilization of losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(h)  Since January 1, 2000, each of the Company Entities has been in substantial compliance with, and its records contain (or the Company Entities have access to) all information and documents (including properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state, local or any foreign Tax Laws, and such records identify with reasonable specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

(i)  None of the Company Entities has filed a consent pursuant to the provisions of Section 341(f) of the Internal Revenue Code (or any corresponding provision of state, local, or foreign income tax law) or agreed to have Section 341(f)(2) of the Internal Revenue Code (or any corresponding provision of state, local, or foreign income tax law) apply to any disposition of any asset owned by it.

(j)  The Company Entities comply in all material respects with the requirements of Section 482 of the Internal Revenue Code and the regulations thereunder as well as the income allocation rules under Section 8 paragraph of the German Korperschaftsteuergesetz, Section 1 of the German Au(beta)ensteuergesetz and Section 4 paragraph 4 of the German Einkommensteuergesetz as they apply to transfer pricing between controlled entities, including the contemporaneous documentation requirements regarding transfer pricing policies.

(k)  None of the German Company Entities has or had any positive balance (positiver Endbetrag) in the meaning of Section 38 paragraph 1 sentence 1 of the German Korperschaftsteuergesetz.

(l)  None of the Company Entities owns any real property (Grundstucke within the meaning of the Grunderwerbsteuergesetz) situated in the Federal Republic of Germany.

(m)  Section 50c of the German Einkommensteuergesetz was not and is not applicable on any share in any of the German Company Entities including any of such entity’s predecessors.

(n)  Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, Section 21 of the German Umwandlungsteuergesetz is not applicable on any share in any of the German Company Entities. None of the shares in any of the German Company Entities have been acquired directly or indirectly from an individual at a value below fair market value. Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, none of the shares in any of the German Company Entities have been written off with tax effect.

(o)  Except as disclosed in Section 5.9 of the Company Disclosure Memorandum, each German Company Entity is and always has been entitled to a full deduction of input VAT.

(p)  During the five-year period ending on the date hereof, none of the German Company Entities was directly or indirectly participating in a transaction intended to be governed by Section 15 of the German Umwandlungsteuergesetz.

(q)  None of the German Company Entities maintains a reserve (Rucklage) established under Section 6b of the German Einkommensteuergesetz or under chapter (Abschnitt) 35 paragraph 4 of the German Einkommensteuerrichtlinien.

(r)  During the five-year period ending on the date hereof, none of the German Company Entities has received investment grants (Investitionszulage) or investment subsidies (Investitionszuschusse) or has claimed accelerated depreciation allowances pursuant to Section 2 of the German Fordergebietsgesetz.

5.10    Assets.

(a)  Except as disclosed in Section 5.10 of the Company Disclosure Memorandum, as disclosed or reserved against in the Company Financial Statements or as disclosed in the Company SEC Reports, the Company Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets owned by them, except for any such Liens or other defects of title which are not reasonably likely to have a Company Material Adverse Effect. All tangible properties used in the businesses of the Company Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with the Company’s past practices.

(b)  Except as disclosed in Section 5.10 of the Company Disclosure Memorandum, the accounts receivable of the Company Entities as set forth on the most recent balance sheet included in the Company Financial Statements filed with the SEC prior to the date of this Agreement or arising since the date thereof are valid and genuine; have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; are not subject to valid defenses, set-offs or counterclaims subject to the recorded allowance for collection losses on such balance sheet or recorded since the date thereof. The allowance for collection losses on such balance sheet has been determined in accordance with GAAP and, to the Knowledge of the Company, are sufficient to provide for any losses which may be sustained on realization of the accounts receivable shown on such balance sheet.

(c)  Except as disclosed in Section 5.10 of the Company Disclosure Memorandum, the unbilled services and reimbursable customer expenses as set forth on the most recent balance sheet included in the Company Financial Statements filed with the SEC prior to the date of this Agreement or arising since the date thereof are valid and genuine; have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice and such amounts have been determined in accordance with GAAP.

(d)  All Assets which are material to the Company’s business on a consolidated basis, held under leases or subleases by any of the Company Entities, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(e)  Section 5.10(e) of the Company Disclosure Memorandum lists all insurance policies maintained by the Company Entities. Such insurance policies will remain in full force and effect through the Closing Date. Except as set forth in Section 5.10(e) of the Company Disclosure Memorandum, none of the Company Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $250,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Company Entity under such policies.

(f)  The Assets of the Company Entities include all Assets required to operate the business of the Company Entities as presently conducted.

5.11    Intellectual Property.

(a)  Except as disclosed in Section 5.11 of the Company Disclosure Memorandum, each Company Entity owns or has a license to use all of the Intellectual Property used by such Company Entity in the ordinary course of its business, free and clear of all Liens, except where such failure to own or license such Intellectual Property or such Lien would not reasonably be expected to have individually or in the aggregate have a Company Material Adverse Effect (collectively, the “Company Intellectual Property”). Each Company Entity is the owner of or has a license to any Company Intellectual Property sold, distributed or licensed by such Company Entity in connection with such Company Entity’s current business operations. Section 5.11 of the Company Disclosure Memorandum lists all trademark, trade name, patent, service mark, brand mark, brand name, industrial design and copyright registered and owned by each Company Entity, identified by its owner (collectively, the “Identified Intellectual Property,” and along with all other Intellectual Property owned by each Company Entity which is used in the ordinary course of its business will be collectively referred to as the “Owned Intellectual Property”). Section 5.11 of the Company Disclosure Memorandum lists all the material third party Intellectual Property used, accessed, licensed, sold or sublicensed by each Company Entity, identified by such party, in its current or proposed business (collectively, the “Licensed Intellectual Property”). All Owned Intellectual Property is valid and has been obtained and maintained in material compliance with all Laws.

(b)  No Company Entity has distributed or disclosed any Owned Intellectual Property without a written agreement which protects and preserves each Company Entity’s ownership rights therein. To the Knowledge of the Company, no party to a permission, license, agreement or sublicense to use any Owned Intellectual Property is in Default. No Company Entity or, to the Knowledge of the Company, any third party licensor is in Default under any agreement, permission, license or sublicense to use, sell, distribute or access any Licensed Intellectual Property. No Company Entity has sold, distributed, granted access to or sublicenses to use any Licensed Intellectual Property without the consent of the applicable third party owner, when required to do so.

(c)  No proceedings have been instituted, or are pending or, to the Knowledge of Company, are threatened, which challenge the rights of any Company Entity with respect to the Company Intellectual Property used, accessed, sold or licensed by such Company Entity, nor has any person claimed or alleged any rights to such Company Intellectual Property.

(d)  To the Knowledge of the Company, no third party Intellectual Property infringes on any Owned Intellectual Property.

(e)  Each Company Entity has complied, in all material respects, with all privacy regulations as mandated by Law and/or as required by third parties. Each Company Entity has complied in all material respects with all privacy regulations set forth within such Company Entity’s privacy policy and/or Company Entity websites. No software or process of any Company Entity has manifested significant operating problems, other than such problems that have been adequately corrected or are correctable in the ordinary course of business. Such software or process operating problems will not, in the aggregate, result in a material amount of losses or expenses to such Company Entity.

(f)  To the Knowledge of the Company, the conduct of the business of the Company Entities, including without limitation, the use, sale, license and/or distribution of the Owned Intellectual Property, does not infringe any Intellectual Property of any other person.

(g)  No Company Entity is obligated to pay any recurring royalties to any Person with respect to any Company Intellectual Property.

(h)  Since January 1, 2001, every current or former officer or director of any Company Entity is a party to a Contract which requires such officer or director to assign any interest in any Owned Intellectual Property to a Company Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Company Entity. Except as disclosed in Section 5.11 of the Company Disclosure Memorandum, to the Knowledge of the Company, no officer, director or employee of any Company Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Company Entity.

5.12    Environmental Matters.

(a)  Each Company Entity has been in compliance in all material respects with all Environmental Laws. No Company Entity has received notice of an alleged violation of any Environmental Law from any Regulatory Authority and, to the Knowledge of the Company, no such notice of a violation is being threatened from any Regulatory Authority.

(b)  During the period of any Company Entity’s ownership or operation of any of their respective current properties, to the Knowledge of the Company, there have been no Releases of Hazardous Material in, on, under, from, adjacent to, or affecting (or potentially affecting) such properties and no Hazardous Materials have been used by any Company Entity except as necessary to the conduct of the business and in compliance with all applicable Laws and all material health and safety permits required under all applicable Environmental Laws have been obtained.

5.13    Compliance with Laws.

Each Company Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Company Material Adverse Effect. Except as disclosed in Section 5.13 of the Company Disclosure Memorandum or as disclosed in the Company SEC Reports, none of the Company Entities:

(a)  is in Default under any of the provisions of its articles of incorporation or bylaws (or other governing instruments);

(b)  is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Company Material Adverse Effect;

(c)  since January 1, 2000, has received any notification or communication from any agency or department of federal, state, local or foreign government or any Regulatory Authority or the staff thereof (i) asserting that any Company Entity is not, or may not be, in compliance with any Laws or Orders, (ii) threatening to revoke any Permits, or (iii) requiring any Company Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its employment decisions, its employment or safety policies or practices, or its management;

(d)  since January 1, 2000, has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Company Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Company Entity; and no Company Entity has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law. Except as set forth in Section 5.13 of the Company Disclosure Memorandum, none of any Company Entity’s employees has suffered an “employment loss” (as defined in the WARN Act) since six months prior to the Closing Date.

(e)  Pursuant to that Acquisition Agreement, dated December 14, 2000, by and among Securicor PLC, Securicor Georgia, Inc., AHL Services, Inc, Argenbright Holdings Limited, Argenbright, Inc., Argenbright Security, Inc., The ADI Group Limited, and AHL Europe Limited, Securicor plc and Argenbright Security, Inc. have agreed to indemnify and hold the Company harmless from any breach by Argenbright Security of that certain Guilty Plea Agreement dated April 14, 2000 by and between Argenbright Holdings Limited and the United States Attorney for the Eastern District of Pennsylvania (the “Plea”). No Litigation related to the facts and circumstances giving rise to the Plea is pending against a Company Entity or, to the Knowledge of the Company, threatened against a Company Entity. No Permit necessary for operating the business, as currently conducted, of the Company was or, to the Knowledge of the Company, will be revoked because of the Plea or the actions of Argenbright Security, Inc. giving rise to the Plea.

(f)  All persons classified as independent contractors of each Company Entity meet the standards under all applicable Laws (including Treasury Regulations under the Internal Revenue Code and federal, state and foreign labor and employment Laws) as independent contractors and no such Person is an employee of any Company Entity under any applicable Law.

(g)  Copies of all reports, and notices relating to any inspection, audit, monitoring or other form of review or enforcement action commenced since January 1, 2000 by a Regulatory Authority have been made available to Purchaser, except for any reports or notices relating to any inspections, audits, monitorings, reviews or enforcement actions, which, if adversely determined against any Company Entity would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(h)  All Permits required under the Laws of the Federal Republic of Germany for the conduct of the business of the German Company Entities, including but not limited to the temporary staffing business, have been obtained, are unconditional and are not subject to any limitations on applicability. No such Permit is, or to the Knowledge of the Company Entities has been threatened to be, the subject of a proceeding for revocation or invalidation, and the Company Entities know of no reason why such Permits should not be re-issued upon their expiration. Reviews of the business of the German Company Entities by Regulatory Authorities in the Federal Republic of Germany have not resulted in any action by such Regulatory Authority, the effect of which could reasonably be expected to result in a Company Material Adverse Effect. All filings required by any Regulatory Authority in the Federal Republic of Germany, including but not limited to filings with the labor offices, the social security institutions and social insurance institutions for occupational accidents but excluding those filings and disclosures required by Section 325 of the German Commercial Code, have been timely submitted, and when filed did not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein not misleading. None of the German Company Entities have provided temporary staffing personnel to any entity engaged in the business of construction (to be defined within the activities prohibited under the temporary staffing regulations) in the Federal Republic of Germany.

5.14    Labor Relations.

(a)  No Company Entity is the subject of any Litigation asserting that it or any other Company Entity has committed a violation of Law or breached a collective bargaining agreement with respect to current or former applicants for employment, employees, independent contractors, or employment practices and policies or with respect to any labor organization or seeking to compel it or any other Company Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Company Entity subject to any bargaining order, injunction or other Order relating to such entity’s relationship or dealings with its employees, any labor organization or any other employee representative. Except as set forth in Section 5.14(a) of the Company Disclosure Memorandum, no employee of a Company Entity is represented by a labor organization and no Company Entity is party to any collective bargaining agreement, shop agreement or similar agreement with any labor organization, or subject to any generally binding customs, betriebliche Ubungen, in the Federal Republic of Germany. There is no strike, slowdown, lockout or other job action or labor dispute involving any Company Entity pending or, to the Knowledge of the Company, threatened and there have been no such actions or disputes in the past five years. To the Knowledge of the Company and except as set forth in Section 5.14(a) of the Company Disclosure Memorandum, in the past five years, there has not been any attempt by any Company Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Company Entity.

(b)  Except as set forth in Section 5.14(b) of the Company Disclosure Memorandum, the employment of each employee, other than those employees who are employed in Canada, Mexico or the Federal Republic of Germany, and the engagement of each independent contractor of each Company Entity is terminable at will by the relevant Company Entity without any penalty, liability or severance obligation incurred by any Company Entity. With regards to employees resident in Canada, Mexico or Germany or otherwise subject to Canadian, Mexican or German labor laws, there are no restrictions to their termination other than those provided for by applicable Laws or collective bargaining agreements.

(c)  Except as disclosed in Section 5.14(c) of the Company Disclosure Memorandum, all employees who at any time were employed by a Canadian Company Entity or a German Company Entity and were terminated, were terminated in accordance with all applicable Laws.

(d)  The Company Entities have received necessary written documentation from each employee employed in the United States identifying such employee as either a United States citizen or as being legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(e)  The Company has made all payments owed and fulfilled all obligations pursuant to the certain settlement agreement entered into in the United States District Court for the District of Massachusetts in the

matter of Robert Kane v. AHL Services, Inc., Argenbright, Inc., and Gage Merchandising Services, Inc. regarding unpaid overtime wages allegedly owed by the Company.

5.15    Employee Benefit Plans

(a)  Section 5.15 of the Company Disclosure Memorandum sets forth a list of (i) each Employee Benefit Plan and all amendments thereto currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Company Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate, whether any of the foregoing individuals is or was employed by such Company Entity or ERISA Affiliate in the United States, Canada or the Federal Republic of Germany (collectively, the “Company Benefit Plans”) and (ii) each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which the Company Entity or ERISA Affiliate has any Liability. Copies of all such Company Benefit Plans and Employee Benefit Plans have been delivered or made available to Purchaser. Any of the Company Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), and which is maintained solely or primarily for current or former employees who are or were employed in the United States, is referred to herein as a “Company ERISA Plan.” Each Company ERISA Plan which is also a “defined benefit plan” (as defined in Internal Revenue Code Section 414(j)) is referred to herein as a “Company Pension Plan. Each Company Benefit Plan maintained by a Company Entity solely or primarily for current or former employees who are or were employed in the United States is referred to herein as a “US Company Benefit Plan.” Each Company Benefit Plan maintained by a Company Entity solely or primarily for current or former employees who are or were employed in Canada is referred to herein as a “Canadian Benefit Plan.”

(b)  The Company has delivered to Purchaser prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Company Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, advisory opinions, written approvals or written notices issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation or any Regulatory Authority of Canada or the Federal Republic of Germany with respect to a Company Benefit Plan during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2002-47 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Company Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto for any Company Benefit Plan.

(c)  Except as disclosed in Section 5.15 of the Company Disclosure Memorandum, each Company Benefit Plan is in compliance with the terms of such Company Benefit Plan and in compliance with all applicable Laws, including, where the Company Benefit Plan is a US Company Benefit Plan, all applicable requirements of the Internal Revenue Code and ERISA, the breach or violation of any of which would have, individually or in the aggregate, a Company Material Adverse Effect. Each Company ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS that is still in effect and applies to the Company ERISA Plan, or the Company is within the time permitted under Internal Revenue Code Section 401(b) to apply for a favorable determination letter which when issued will apply retroactively to the Company ERISA Plan as amended and as administered. To the Knowledge of the Company, there are no circumstances likely to result in revocation of any such favorable determination letter. The Company has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Company Benefit Plan with applicable Laws as of the Effective Time. No Company Benefit Plan is currently being audited by a governmental agency for compliance with applicable Laws or has been audited within the past five years with a determination by the governmental agency that the Employee Benefit Plan failed to comply with applicable Laws.

(d)  There has been no oral or written representation or communication with respect to any aspect of the Company Benefit Plans made to employees of the Company which is not in accordance with the written or otherwise preexisting terms and provisions of such plans which individually or in the aggregate would have a Company Material Adverse Effect. Neither the Company nor, to the Knowledge of the Company, any administrator or fiduciary of any Company Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which would subject the Company or Purchaser to any Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or, in the case of a US Company Benefit Plan, any other duty under part 4 of Title I of ERISA. There are no material unresolved claims or disputes under the terms of, or in connection with, the Company Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, hearing or investigation has been commenced with respect to any Company Benefit Plan.

(e)  Except as disclosed in Section 5.15(e) of the Company Disclosure Memorandum, all Company Benefit Plan annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Company Benefit Plans are correct and complete, have been timely filed, where applicable, with the IRS, the DOL, the Canada Customs and Revenue Agency or distributed to participants of the Company Benefit Plans (to the extent required by Law). The Company has filed the registration statement required to be filed by the DOL within 120 days of the Company’s adoption of the Company’s AHL Services Non-Qualified Plan and the ADISTRA Corporation Non-Qualified Plan (the “Non-Qualified Deferred Compensation Plans”) or, prior to the Closing, the Company will have completed the DOL’s Delinquent Filer Voluntary Compliance Program with respect to the Non-Qualified Deferred Compensation Plans.

(f)  To the Knowledge of Company, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Internal Revenue Code Section 4975(e)(2)) of any US Company Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Internal Revenue Code Section 4975(c) or ERISA Section 406).

(g)  Neither the Company nor any of its ERISA Affiliates has any Liability under Title IV of ERISA.

(h)  Except as disclosed in Section 5.15 of the Company Disclosure Memorandum, no Company Entity has any Liability for retiree health and life benefits under any of the Company Benefit Plans and there are no restrictions on the rights of such Company Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent, if applicable, required under Part 6 of Title I of ERISA or Internal Revenue Code Section 4980B. No Taxes, penalties or fees which would have, individually or in the aggregate, a Company Material Adverse Effect are owing in respect of any Company Benefit Plans, including, without limitation, under Internal Revenue Code Sections 4980B or 5000 with respect to any US Company Benefit Plan, and, to the Knowledge of the Company, no circumstance exists which could give rise to such Taxes.

(i)  Section 5.15 of the Company Disclosure Memorandum sets forth the payments (including, without limitation, severance and change of control payments) that will be made by the Company at the Effective Time as a result of the consummation of the transactions contemplated by this Agreement, stating to whom such payments are owed, under what agreement and a description of the amount owed. Except as disclosed in Section 5.15 of the Company Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Company Entity from any Company Entity under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit. The Employment Agreement dated October 1, 2001 by and between the Company and A. Clayton Perfall has been amended to provide that if the Merger is consummated, Mr. Perfall will receive 1.9 million shares of restricted Surviving Corporation Series B Participating Preferred Stock in lieu of any cash payment otherwise owed to him under the terms of such agreement.

(j)  The assets held under each trust maintained by the Company or its ERISA Affiliates with respect to the Non-Qualified Deferred Compensation Plans equal the accrued benefits under such Non-Qualified Deferred Compensation Plans as of the Closing Date. The actuarial present values of all other accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Company Entity and their respective beneficiaries have been fully reflected on the Company Financial Statements to the extent required by and in accordance with GAAP.

(k)  All individuals who render services to any Company Entity and who are authorized to participate in a Company Benefit Plan pursuant to the terms of such Company Benefit Plan are in fact eligible to and authorized to participate in such Company Benefit Plan. All individuals participating in (or eligible to participate in) any Company Benefit Plan are common-law employees of a Company Entity.

(l)  All bonuses which any employee has a nonforfeitable right to be paid by the Company or any Company Subsidiary have been fully paid to eligible recipients or are fully reflected on the Company Financial Statements to the extent required by and in accordance with GAAP as of the Closing Date.

(m)  All payments, contributions or premiums required as of the Effective Time to be remitted or paid to or in respect to each Company Benefit Plan have been remitted and paid in a timely fashion in accordance with the terms thereof, any contract with respect thereto and applicable Laws. Except as disclosed in Section 5.15 of the Company Disclosure Memorandum, none of the Company Entities maintains or contributes to a registered pension plan in Canada. All of the Canadian Company Benefit Plans are registered and administered in accordance with applicable Laws where required to be so registered and administered. Except as disclosed in Section 5.15 of the Company Disclosure Memorandum, none of the Company Benefit Plans maintained solely or primarily for individuals who are or were employed in Germany provide for pension benefits or entitlements.

5.16    Material Contracts.

(a)  Except as disclosed in Section 5.16 of the Company Disclosure Memorandum or as disclosed in the Company SEC Reports, none of the Company Entities nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under:

(i)  any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, provided however, that this amount shall be $100,000 with respect to any Person employed by a German Company Entity;

(ii)  any Contract relating to the borrowing of money by any Company Entity or the guarantee by any Company Entity of any such obligation (other than Contracts evidencing trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business);

(iii)  any Contract which prohibits or restricts any Company Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person;

(iv)  any Contract between or among Company Entities, or between and among a Company Entity and an Affiliate of a Company Entity;

(v)  any partnership, joint venture, strategic alliance or cooperation agreement (or any agreement similar to the foregoing);

(vi)  any brokerage or finders fee agreements;

(vii)  any license or sublicense of Owned Intellectual Property or Licensed Intellectual Property (other than Contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses);

(viii)  any Contract relating to the provision of data processing, network communication, or other technical services to or by any Company Entity;

(ix)  any Contract relating to the purchase or sale of any goods or services by or to any Company Entity (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of one percent (1%) of the consolidated gross revenues for the Company for the year ended December 31, 2002;

(x)  any contract for the purchase or sale of a real property interest for which such sale or purchase is pending;

(xi)  all contracts and agreements that by their terms provide indemnification rights or obligations of any Company Entity, which provide for potential payments after the Effective Time to any Person in excess of $250,000; and

(xii)  any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by the Company with the SEC as of the date of this Agreement (together with all Contracts referred to in Sections 5.11, 5.15(a) and 5.17(a), the “Company Contracts”).

With respect to each Company Contract: (A) the Contract is in full force and effect; (B) no Company Entity is in Default thereunder except for any Default that would not reasonably be expected to have a Company Material Adverse Effect; (C) no Company Entity has repudiated or waived any material provision of any such Contract; and (D) no other party to any such Contract is, to the Knowledge of the Company, in Default in any respect or has repudiated or waived any material provision thereunder. Except as disclosed in Section 5.16 of the Company Disclosure Memorandum, all of the indebtedness of any Company Entity for money borrowed is prepayable at any time by such Company Entity without penalty or premium.

(b)  Except as disclosed in Section 5.16 of the Company Disclosure Memorandum, since January 1, 2003, no material licensor, vendor, supplier, licensee, customer or client of any Company Entity has canceled or otherwise modified (in a manner materially adverse to the Company) its relationship with the Company Entity and (i) no such Person has notified any Company Entity of its intention to do so and (ii) to the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not affect any of such relationships in a manner that would result in a Company Material Adverse Effect.

(c)  Attached as Section 5.16(c) of the Company Disclosure Memorandum is a true and complete copy of the Seventh Amendment to the Credit Agreement. To the Knowledge of the Company, there exists no facts or circumstances regarding the Company Entities that are reasonably likely to cause a Default (under and as defined in the Credit Agreement) prior to August 29, 2003.

5.17    Real Property.

(a)  Section 5.17 of the Company Disclosure Memorandum sets forth a complete list of all real property leased by the Company Entities or otherwise used by the Company Entities in the conduct of their business or operations (collectively, together with all buildings, structures and other improvements and fixtures located on or under the land described in this Section 5.17 and all easements, right and other appurtenances thereto, means the “Real Property”). Except as set forth in Section 5.17 of the Company Disclosure Memorandum, the Company has provided to Purchaser a true, correct and complete copy of each lease agreement related to the Real Property, as amended if applicable, and effective as of the date hereof (a “Real Property Lease”). No Company Entity owns any Real Property. Each Company Entity has good leasehold interests in the leased Real Property, free and clear of all Liens. There are no proceedings, claims, disputes or conditions affecting any Real Property that would reasonably be expected to curtail or interfere with the current use and operation of such property.

(b)  No Company Entity or, to the Knowledge of the Company, any landlord under a Real Property Lease, is in violation of any applicable building, zoning, health or other Law, contractual restriction, covenant or easements in respect of the use or occupation of the Real Property or structures or their operations thereon except where such violations would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of Company, no improvements located on the Real Property are in violation of any applicable building, zoning, health or other Law, contractual restriction, covenant or easement.

(c)  Each Real Property Lease is in full force and effect and there is no existing Default or event of Default, real or claimed, or event which with notice or lapse of time or both would constitute a default thereunder by the applicable Company Entity, or to the Knowledge of Company, any other party to such Real Property Leases.

(d)  Neither the Company nor any Company Entity has in its possession any studies or reports which indicate any defects in the design or construction of any improvements located on the Real Property.

5.18    Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Company, threatened against any Company Entity, or against any director, officer or employee in their capacities as such, or against any Employee Benefit Plan of any Company Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Section 5.18 of the Company Disclosure Memorandum contains a summary of all Litigation instituted and pending or, to the Knowledge of the Company, threatened as of the date of this Agreement to which any Company Entity is a party and which names a Company Entity as a defendant or cross-defendant or for which any Company Entity has any potential Liability. Section 5.18 of the Company Disclosure Memorandum contains a summary of all Orders to which any Company Entity is subject.

5.19    Unclaimed or Abandoned Property; Escheat.

Except as disclosed in Section 5.19 of the Company Disclosure Memorandum, (a) each Company Entity is in compliance with the Laws of the various states dealing with abandoned or unclaimed property or escheat, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (b) no amounts which are, or would be, or would become, unclaimed property or presumed abandoned under state Laws dealing with abandoned or unclaimed property have been written off, written or reversed to income, or otherwise removed or excluded from the latest balance sheet included in the Company Financial Statements.

5.20    Reports.

Since January 1, 2000 or the date of organization if later, each Company Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities except where the failure to file such report or statement would not reasonably be expected to have a Company Material Adverse Effect. As of its respective date (or if amended or superseded by a later filing, then on the date of such filing), each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.21    Regulatory Matters.

No Company Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 10.1(b) or result in the imposition of a condition or restriction imposed upon any Company Entity by a Regulatory Authority.

5.22    State Takeover Laws.

The Company and the Special Committee have taken all necessary action to comply with or, if applicable, exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “fair price,” “business combination,” “control share,” or other anti-takeover Laws, including Sections 14-2-1111 and 14-2-1132 of the GBCC (collectively, “Takeover Laws”).

5.23    Required Vote.

The affirmative vote of a majority of all shares of Company Common Stock entitled to vote at the Shareholders’ Meeting is required to approve and adopt this Agreement, the Amended and Restated Articles of Incorporation and approve the Merger. No other vote of the shareholders of the Company is required by law, the Company Articles of Incorporation or the Company Bylaws or otherwise in order for the Company to consummate the Merger.

5.24    Financial Advisors.

The Special Committee has received the opinion of the Special Committee Financial Advisor, dated as of or earlier than the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Company Common Stock (other than the Re-Investing Shareholders) is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Purchaser.

5.25    Board Recommendation.

The Board of Directors of the Company, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) and upon the unanimous recommendation of the Special Committee (i) adopted this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, the Amended and Restated Articles of Incorporation and the transactions contemplated thereby, taken together, are fair to and in the best interests of the Company’s shareholders and (ii) resolved to recommend that the holders of the shares of Company Common Stock approve this Agreement, the Merger and the Amended and Restated Articles of Incorporation.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE RE-INVESTING SHAREHOLDERS

The Re-Investing Shareholders severally represent and warrant to Purchaser as follows:

6.1    Authority of Re-Investing Shareholders.

Each Re-Investing Shareholder has the full power, capacity and authority necessary to enter into and perform his or its obligations under this Agreement and to consummate the transactions contemplated hereby. With respect to Caledonia Investments plc, Argenbright Partners, L.P and the Francis A. Argenbright, Jr. Charitable Remainder Trust, the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein by each such Re-Investing Shareholder, have been duly and validly authorized by all necessary corporate, limited partnership and trust action, as applicable, in respect thereof on the part of each such Re-Investing Shareholder.

6.2    Ownership of Company Common Stock by Re-Investing Shareholders.

Each Re-Investing Shareholder is the owner of all right, title and interest (legal and beneficial) in and to that number of shares of Company Common Stock set forth next to his or its name in Section 6.2 of the Re-Investing Shareholders Disclosure Memorandum, free and clear of all Liens, except for those Liens described in Section 6.2 of the Re-Investing Shareholders Disclosure Memorandum.

6.3    Investment and Securities Matters.

(a)  Each Re-Investing Shareholder acknowledges and understands that (i) the issuance of the Surviving Corporation Series B Participating Preferred Stock will not be registered under the Securities Act or any other applicable Securities Laws; (ii) the issuance of the Surviving Corporation Series B Participating Preferred Stock is intended to be exempt from registration under the Securities Act and any other applicable Securities Laws by virtue of certain exemptions thereunder, including Section 4(2) of the Securities Act and the provisions of Regulation D promulgated thereunder, and, therefore, the Surviving Corporation Series B Participating Preferred Stock cannot be resold unless registered under the Securities Act and any other applicable Securities Laws or unless an exemption from registration is available.

(b)  Such Re-Investing Shareholder acknowledges that Purchaser and its advisors will rely on the representations and warranties of such Re-Investing Shareholder contained in this Section 6.3 for purposes of determining whether the issuance of the Surviving Corporation Series B Participating Preferred Stock is exempt from registration under the Securities Act and any other applicable Securities Laws.

(c)  Such Re-Investing Shareholder understands that the Surviving Corporation Series B Participating Preferred Stock will be characterized as “restricted securities” under the Securities Act. In this connection, such Re-Investing Shareholder represents that such Re-Investing Shareholder is familiar with Rule 144 promulgated under the Securities Act.

(d)  Such Re-Investing Shareholder is acquiring the Surviving Corporation Series B Participating Preferred Stock solely for his or its own account for investment purposes and not with a view toward any distribution, except as permitted under applicable Securities Laws.

(e)  Such Re-Investing Shareholder has reviewed the Company SEC Reports.

(f)  Such Re-Investing Shareholder (i) has the financial ability to bear the economic risk of the investment in the Surviving Corporation Series B Participating Preferred Stock, (ii) has adequate means for providing for his or its current needs and contingencies, (iii) has no need for liquidity with respect to the investment in the Surviving Corporation Series B Participating Preferred Stock, and (iv) can afford a complete loss of the investment in the Surviving Corporation Series B Participating Preferred Stock at this time and in the foreseeable future.

(g)  Such Re-Investing Shareholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Surviving Corporation Series B Participating Preferred Stock and of making an informed investment decision with respect thereto.

(h)  Such Re-Investing Shareholder is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Without in any way limiting the representations set forth above, such Re-Investing Shareholder further agrees not to make any disposition of all or any portion of the Surviving Corporation Series B Participating Preferred Stock unless and until: (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or (ii) otherwise in compliance with the Shareholders’ Agreement.

(i)  Such Seller acknowledges and agrees that the certificates representing the Surviving Corporation Series B Participating Preferred Stock shall bear substantially the following legend:

The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any other applicable securities laws in reliance upon various exemptions therefrom. These shares have been acquired for investment and may not be offered for sale, sold, transferred, or otherwise disposed of, nor will any assignee or transferee thereof be recognized by the Corporation as having any interest in such shares, in the absence of (i) an effective registration statement with respect to the shares under the Securities Act or (ii) an opinion of holder’s counsel, which opinion of holder’s counsel shall be reasonably satisfactory to the Corporation, to the effect that the transaction by which such shares will be offered for sale, sold, transferred, or otherwise disposed of is exempt from or otherwise in compliance with the registration requirements of the Securities Act and any other applicable securities laws.

6.4    Statements True and Correct.

None of the information supplied or to be supplied by any Re-Investing Shareholder in writing to the Company or Purchaser for inclusion in the Proxy Statement or Schedule 13E-3 will, at the respective time such documents are filed with the SEC and first published or sent or given to the Company’s shareholders, and in the case of the Proxy Statement, at the time that it or any amendment or supplement thereto is mailed to the Company’s shareholders, at the time of the Shareholders’ Meeting or at the Effective Time, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company as follows:

7.1    Organization, Standing, and Power.

Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Purchaser is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The authorized capital stock of Purchaser consists of 15,000,000 shares of Purchaser Common Stock, all of which are validly issued and outstanding, fully paid and nonassessable and are owned by CGW free and clear of any Liens.

7.2    Authority; No Breach By Agreement.

(a)  Purchaser has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized and adopted by all necessary corporate action in respect thereof on the part of Purchaser, including, without limitation, the approval thereof by CGW. This Agreement represents a legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)  Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Purchaser’s Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Purchaser under, any Contract or Permit of any Purchaser or, (iii) subject to receipt of the requisite Consents referred to in Section 10.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to Purchaser or any of its respective material Assets.

(c)  Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, or under the HSR Act or the German Antitrust Laws, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Purchaser of the Merger and the other transactions contemplated in this Agreement.

7.3    Compliance with Laws.

Purchaser has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser is not:

(a)  in Default under its articles of incorporation or bylaws; or

(b)  in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(c)  since the date of its formation, received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that Purchaser is not, or may not be, in compliance with any Laws or Orders, (ii) threatening to revoke any Permits, or (iii) requiring Purchaser to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

7.4    Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Purchaser, threatened against Purchaser, or against any director, employee or employee benefit plan of Purchaser, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, nor are there any Orders outstanding against Purchaser, that is reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

7.5    Statements True and Correct; Proxy Statement.

None of the information supplied or to be supplied by Purchaser in writing for inclusion in the Proxy Statement or Schedule 13E-3 will, at the respective time such documents are filed with the SEC and first published or sent or given to the Company’s shareholders, and in the case of the Proxy Statement, at the time that it or any amendment or supplement thereto is mailed to the Company’s shareholders, at the time of the Shareholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 13E-3 will, when filed by Purchaser with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the SEC’s rules and regulations promulgated thereunder.

7.6    Regulatory Matters.

Purchaser has not taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 10.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

7.7    Financing.

Purchaser has provided the Company with complete and correct copies of (a) a commitment letter dated March 27, 2003, from CGW pursuant to which CGW has committed to the Company, subject to the terms and conditions set forth therein, to provide an aggregate amount of up to $26.1 million to repay amounts owed to the Senior Lenders and certain other holders of indebtedness of the Company, as well as to pay fees and expenses in connection with the Merger; (b) a subscription agreement from CGW to purchase, subject to the terms and conditions set forth therein, up to 10 million shares of Purchaser Common Stock for an aggregate amount of up to $10 million from CGW to provide the necessary funds for the Cash Payment; (c) a term sheet dated March 12, 2003, from Merrill Lynch Capital pursuant to which it has indicated its interest, subject to the terms and conditions set forth therein, to provide an aggregate amount of $27.5 million to repay amounts owed to the Senior Lenders of the Company (the “Senior Financing”); and (d) a term sheet dated March 27, 2003, from American Capital pursuant to which it has indicated its interest, subject to the terms and conditions set forth therein, to provide an aggregate amount of $15 million to repay amounts owed to the Senior Lenders of the Company (the “Subordinated Financing”)(collectively the arrangements described in (a) through (d) of this Section, the “Financing Arrangements”). As of the date hereof, the Financing Arrangements have not been withdrawn and, to Purchaser’s knowledge, no circumstances exist which would reasonably be likely to cause any of the terms or conditions of any of Financing Arrangements to not be satisfied.

7.8    Status of Purchaser.

Purchaser is a newly formed entity, has no operating history and has not entered into any contracts or other agreements other than as contemplated pursuant to the Agreement. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by the Agreement.

7.9    No Other Representations.

Notwithstanding anything to the contrary contained in the Agreement, Purchaser acknowledges and understands that the Company is making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement.

ARTICLE 8

CONDUCT OF BUSINESS PENDING CONSUMMATION

8.1    Affirmative Covenants of Company.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Purchaser shall have been obtained, and except as otherwise expressly contemplated herein, the Company shall, and shall cause each of its Subsidiaries to, (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and Assets and maintain its rights and franchises, and (c) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of any type on any Company Entity, or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

8.2    Negative Covenants of Company.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Purchaser shall have been obtained, and except as otherwise expressly contemplated herein, the Company covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)  amend the articles of incorporation, bylaws or other governing instruments of any Company Entity;

(b)  incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Company Entity to another Company Entity) except in the ordinary course of the business of the Company Entities consistent with past practices, or impose, or suffer the imposition, on any Asset of any Company Entity of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the Company Disclosure Memorandum);

(c)  repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under Employee Benefit Plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Company Entity, or declare or pay any dividend or make any other distribution in respect of the Company’s capital stock;

(d)  except for this Agreement, or for the issuance of Company Preferred Stock to the Senior Lenders and CGW in connection with the Financing, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 8.2(d) of the Company Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Company Common Stock or any other capital stock of any Company Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right;

(e)  adjust, split, combine or reclassify any capital stock of any Company Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Company Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Company Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Company Entity) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;

(f)  except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Company Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business or (ii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(g)  grant any material increase in compensation or benefits to the employees or officers of any Company Entity, except in accordance with past practice or as disclosed in Section 8.2(g) of the Company Disclosure Memorandum or as required by Law or by the collective bargaining agreements currently under negotiation in the Federal Republic of Germany between the trade unions and the employers’ associations of the temporary staffing industry (the “German Collective Bargaining Agreements”); pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 8.2(g) of the Company Disclosure Memorandum; enter into or amend any severance agreements with officers of any Company Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Company Entity except in accordance with past practice or as disclosed in Section 8.2(g) of the Company Disclosure Memorandum or; except as provided in Section 3.2, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or reprice Equity Rights granted under the Company Stock Plans or authorize cash payments in exchange for any Equity Rights;

(h)  enter into or amend any employment Contract between any Company Entity and any Person (unless such amendment is required by Law or the German Collective Bargaining Agreements) that the Company Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(i)  adopt any new employee benefit plan of any Company Entity or terminate or withdraw from, or make any material change in or to, any existing Employee Benefit Plans of any Company Entity other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice;

(j)  make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP;

(k)  commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any Company Entity for material money damages or restrictions upon the operations of any Company Entity;

(l)  except in the ordinary course of business, enter into, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims; provided, however, in no event shall the Company amend the Credit Agreement in a manner, take any other action, or fail to take any action, (i) which would result in the Expiration Date (under and as defined in the Credit Agreement) or the maturity of the Credit Agreement occurring prior to July 31, 2003, (ii) which could cause the full and final payment of the Obligations (under and as defined in the Credit Agreement) to become due before such date or (iii) which would result in a Default under the Credit Agreement; or

(m)  except in the ordinary course of business, abandon, cancel, sell or transfer any Owned Intellectual Property.

8.3    Covenants of Purchaser.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Company shall have been obtained, and except as otherwise expressly contemplated herein, Purchaser covenants and agrees that it shall take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

8.4    Adverse Changes in Condition.

(a)  Each Party agrees to give written notice promptly to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance, describing such event or circumstance in reasonable detail, relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

(b)  Upon Purchaser’s receipt of a notice from the Company pursuant to Section 8.4(a) relating to the Company Financial Statements for the years ended December 31, 2000, 2001 and 2002, as audited by the Company’s independent auditors, Purchaser shall have ten (10) business days in which to notify the Company in writing of its intention to terminate the Agreement. To the extent Purchaser does not so notify the Company within such time period, Purchaser shall thereafter be precluded from asserting that the event or circumstance specified in such Notice constitutes a Company Material Adverse Effect or grounds for termination of the Agreement.

8.5    Reports.

Each Party and their Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other copies of all such reports promptly after the same are filed. All such reports will comply as to form in all material respects with the provisions of applicable Law. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

ARTICLE 9

ADDITIONAL AGREEMENTS

9.1    Proxy Statement and Schedule 13E-3; Shareholder Approval.

(a)  As promptly as practicable after the execution of this Agreement, the Company and Purchaser shall cooperate and promptly prepare and file with the SEC a proxy statement relating to the meeting of the Company’s shareholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”), a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) with respect to the Merger. The respective parties shall cause the Proxy Statement and the Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Exchange Act, including Regulation 14A and Rule 13e-3. The respective Parties, after consultation with the other, will use all reasonable efforts to respond to any comments made by the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of the Purchaser and the Company shall furnish to each other all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Proxy Statement and the Schedule 13E-3.

(b)  No amendment or supplement to the Proxy Statement, the Schedule 13E-3 or any other SEC Document will be made by the Company without the reasonable approval of Purchaser. The Company will advise Purchaser, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or any other SEC Document or comments thereon and responses thereto or requests by the SEC for additional information.

(c)  Each of the Parties agrees to use its reasonable efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement and the Schedule 13E-3. Each Party agrees promptly to supplement, update and correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 to the extent that it is or shall have become incomplete, false or misleading. If at any time prior to the Effective Time, any event or circumstance relating to Purchaser or its officers and directors, should be discovered by Purchaser which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, Purchaser shall promptly inform the Company. If at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3, the Company shall promptly inform Purchaser.

(d)  As promptly as practicable after the clearance of the Proxy Statement and the Schedule 13E-3 by the SEC, the Company shall mail the Proxy Statement to its shareholders (or, if the SEC chooses not to review the Proxy Statement and the Schedule 13E-3, within 10 days after the date that the SEC notifies the Company that it will not review the Proxy Statement). Subject to Sections 9.1(h) and 9.2, the Proxy Statement shall include the recommendation of the Board of Directors of the Company and the Special Committee thereof that approval of this Agreement, the Merger and the Amended and Restated Articles of Incorporation by the Company’s shareholders is advisable and that the Board of Directors of the Company and the Special Committee have determined that the Merger and the Amended and Restated Articles of Incorporation is fair to, and in the best interests of, the Company’s shareholders.

(e)  In accordance with the Company Articles of Incorporation and Company Bylaws, the Company shall duly call, give notice of, convene and hold a Shareholders’ Meeting, to be held as promptly as practicable after execution of this Agreement, on a date reasonably acceptable to Purchaser, for the purpose of voting upon approval of this (i) Agreement, (ii) the Amended and Restated Articles of Incorporation and (iii) the Merger by the Company’s shareholders and such other related matters as it deems appropriate. The Company shall use its reasonable efforts to hold the Shareholders’ Meeting as promptly as practicable after the date on which the Proxy Statement is cleared by the SEC.

(f)  The Company shall use its best efforts to obtain the Company Shareholder Approval and the Disinterested Shareholder Approval, subject to the terms of Section 9.1(h) and 9.2.

(g)  In connection with the Merger, the Company shall furnish Purchaser with mailing labels containing the names and addresses of all record holders of shares of Company Common Stock and with security position listings of shares of Company Common Stock held in stock depositories, each as of a recent date, and of those persons becoming record holders subsequent to such date. The Company shall furnish Purchaser with all such additional information (including, but not limited to, updated lists of holders of shares of Company Common Stock and their addresses, mailing labels and lists of security positions) and such other assistance as Purchaser or its agents may reasonably request in soliciting proxies and communicating the Merger to the record and beneficial owners of shares of Company Common Stock. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Proxy Statement and any other documents necessary to consummate the Merger, Purchaser shall hold in confidence the information contained in such labels, listings and files, and shall use such information only in connection with the Merger. If this Agreement is terminated, Purchaser will deliver to the Company all copies of such information (and extracts and summaries thereof) then in its or its agent’s or advisor’s possession.

(h)  Neither the Board of Directors of the Company nor any committee thereof shall, except as expressly permitted by this Section 9.1(h), (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Purchaser, the approval or recommendation of such Board of Directors of this Agreement, the Amended and Restated Articles of Incorporation or the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to obtaining the Disinterested Shareholder Approval, the Special Committee determines in good faith, after it has received a Superior Proposal and after receipt of advice from outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of the Company would breach its fiduciary duties to the Company’s shareholders under applicable Law, the Board of Directors of the Company may (subject to this sentence) inform the Company’s shareholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this sentence) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement, the Amended and Restated Articles of Incorporation or the Merger) (a “Subsequent Determination”), but only at a time that is after the second business day following Purchaser’s receipt of written notice advising Purchaser that the Board of Directors of the Company has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. Notwithstanding any other provision of this Agreement, the Company shall submit this Agreement and the Amended and Restated Articles of Incorporation to its shareholders at its Shareholders’ Meeting even if the Board of Directors of the Company determines at any time after the date hereof that it is no longer advisable or recommends that the Company’s shareholders reject it.

9.2    Other Offers.

(a)  No Company Entity shall, nor shall it authorize or permit any of its Affiliates or Representatives to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, or (iv) enter into any agreement contemplating or otherwise relating to any Acquisition Transaction. Notwithstanding the foregoing, this Section 9.2(a) shall not prohibit a Company Entity from furnishing nonpublic information regarding any Company Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if all of the following conditions are met: (A) no Company Entity or Representative or Affiliate thereof shall have solicited, initiated, encouraged or induced the making, submission or announcement of any Acquisition Proposal, (B) the Special Committee determines in its good faith judgment (based on, among other things, the advice of the Special Committee Financial Advisor or any other financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, (C) the Special Committee concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, as such duties would exist in the absence of this Section 9.2, to the shareholders of the Company under applicable Law, (D) (1) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, the Company gives Purchaser written notice of the identity of such Person or Group and of the Company’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) the Company receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, the Company furnishes such nonpublic information to Purchaser (to the extent such nonpublic information has not been previously furnished by the Company to Purchaser).

(b)  In addition to the obligations of the Company set forth in Section 9.2(a), as promptly as practicable, and in any event within one business day after any of the executive officers of the Company become aware thereof, the Company shall advise Purchaser of any request received by the Company for nonpublic information which the Company reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. The Company shall keep Purchaser informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

(c)  The Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use their respective reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 9.2, by any Affiliate or Representative of any Company Entity shall be deemed to be a breach of this Section 9.2 by the Company.

(d)  Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal.

9.3    Antitrust Notification; Consents of Regulatory Authorities.

(a)  To the extent required by the HSR Act and the German Antitrust Laws, each of the Parties will, within a reasonable period of time, file with the United States Federal Trade Commission (“FTC”), the United States Department of Justice (“DOJ”) and the appropriate Regulatory Authority in the Federal Republic of Germany the notification and report form required for the transactions contemplated hereby, will promptly file any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act or the German Antitrust Laws, and will comply in all material respects with the requirements of the HSR Act and the German Antitrust Laws. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted with respect to the Merger under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the German Antitrust Laws and any other federal, state or foreign Law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”). In the event any Litigation is threatened or instituted challenging the Merger as violative of Antitrust Laws, each Party shall use its reasonable efforts to avoid the filing of, or resist or resolve such Litigation. Each Party shall use its reasonable efforts to take such action as may be required by: (i) the DOJ and/or the FTC and/or any Regulatory Authority in the Federal Republic of Germany in order to resolve such objections as any of them may have to the Merger under the Antitrust Laws, or (ii) any federal or state court of the United States, or similar court of competent jurisdiction in any foreign jurisdiction, in any suit brought by any Regulatory Authority or any other Person challenging the Merger as violative of the Antitrust Laws, in order to avoid the entry of any Order (whether temporary, preliminary or permanent) which has the effect of preventing the consummation of the Merger and to have vacated, lifted, reversed or overturned any such Order. Reasonable efforts shall not include the willingness of Purchaser to accept an Order agreeing to the divestiture, or the holding separate, of any Assets of any Affiliate of Purchaser or any Company Entity which Purchaser reasonably determines to be material to Purchaser or to the benefits of the transaction for which it has bargained for hereunder. Purchaser shall be entitled to direct any proceedings or negotiations with any Regulatory Authority relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein. Notwithstanding anything to the contrary in this Section, no Affiliate of Purchaser shall be required to divest any of its businesses, product lines or Assets, or to take or agree to take any other action or agree to any limitation, that is reasonably likely to have a Material Adverse Effect on Purchaser or on Purchaser combined with the Company after the Effective Time.

(b)  The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (which shall include the filings pursuant to subsection (a) above), and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

9.4    Filings with State Offices.

Upon the terms and subject to the conditions of this Agreement, the Company shall execute and file the Certificate of Merger and the Amended and Restated Articles of Incorporation with the Secretary of State of the State of Georgia in connection with the Closing.

9.5    Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 10; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

9.6    Investigation and Confidentiality.

(a)  Prior to the Effective Time, the Company shall keep Purchaser advised of all material developments relevant to its business and to consummation of the Merger and shall permit Purchaser to make or cause to be made such investigation of the business and properties of the Company and its Subsidiaries and of their respective financial and legal conditions as Purchaser reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with the normal operations of the Company. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party.

(b)  In addition to Purchaser’s obligations under the Confidentiality Agreement, which is hereby reaffirmed and adopted, and incorporated by reference herein Purchaser shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the Company concerning the Company and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, Purchaser shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from Company.

(c)  Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable.

9.7    Press Releases.

Prior to the Effective Time, the Company and Purchaser shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 9.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

9.8    State Takeover Laws.

Each Company Entity shall take all necessary steps to comply with or exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law.

9.9    Employee Benefits.

(a)  Except as may otherwise be required by the German Collective Bargaining Agreements, Purchaser agrees that, for a period of 12 months following the Effective Time, the Surviving Corporation shall provide generally to officers and employees of the Company Entities employee benefits under employee benefit and welfare plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Company Entities to their similarly situated officers and employees. Purchaser also shall cause the Surviving Corporation to honor in accordance with their terms all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Company Benefit Plans.

(b)  The Company’s Board of Directors shall take all action required and necessary (i) to accelerate and cancel all outstanding Company Options whether under the 1997 Stock Incentive Plan or otherwise (other than under the Employee Stock Purchase Plan), prior to the Effective Time, (ii) in connection with the foregoing, to obtain the consent of each German Optionholder to the acceleration and cancellation of all Company Options held by him or her prior to the Effective Time and (iii) to terminate the Employee Stock Purchase Plan, any purchase period thereunder and all Company Options thereunder, prior to the Effective Time. The Company shall return to each participant in the Employee Stock Purchase Plan the balance of his or her plan account prior to the Effective Time.

9.10    Indemnification.

(a)  For a period of six years after the Effective Time, Purchaser shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Company Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees or agents of the Company or, at the Company’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Georgia Law and the Company Articles of Incorporation and Company Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not Purchaser is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Purchaser and the Indemnified Party.

(b)  Purchaser shall, or shall cause the Surviving Corporation to, use its reasonable efforts (and the Company shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time the Company’s existing directors’ and officers’ liability insurance policy (provided that Purchaser or the Surviving Corporation may substitute therefor (i) policies of at least $5 million of coverage containing terms and conditions which are substantially no less advantageous or (ii) with the consent of the Company given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither Purchaser nor the Surviving Corporation shall be obligated to make aggregate annual premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Company’s directors and officers, 150% of the annual premium payments on the Company’s current policy in effect as of the Effective Time (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Purchaser or the Surviving Corporation shall use its best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

(c)  Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 9.10, upon learning of any such Liability or Litigation, shall promptly notify the Surviving Corporation thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)  If the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 9.10.

(e)  The provisions of this Section 9.10 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

9.11    Votes of the Re-Investing Shareholders.

Each of the Re-Investing Shareholders agrees to vote all shares of Company Common Stock beneficially owned by him, her or it and identified on Section 6.2 of the Re-Investing Shareholders Disclosure Memorandum for the approval and adoption of this Agreement, the Amended and Restated Articles of Incorporation and the Merger.

9.12    Purchaser Financing.

Purchaser shall use its best efforts to obtain financing commitments (the “Commitment Letters”) on or prior to April 30, 2003, that are reasonably satisfactory to the Company and that provide for an amount sufficient to fund the Cash Payment, pay amounts owed to the Senior Lenders under the Credit Agreement (giving effect to the terms of the Senior Lender/CGW Agreement), fund $5 million owed by the Company to Frank A. Argenbright, Jr., fund up to $8 million of fees associated with the consummation of the transactions contemplated by this Agreement, and fund up to (euro)10 million to satisfy the working capital requirements of the Company’s German business (the “Financing”). The Purchaser shall seek to obtain the Commitment Letters on substantially the same terms contemplated by the Financing Arrangements or shall seek Commitment Letters for alternative financing on terms that are not materially less favorable from the Financing Arrangements, or with lenders substantially similar to those indicated in Section 7.7 as providing the Financing Arrangements, and will use its best efforts to satisfy any conditions to obtaining such Commitment Letters as detailed in the Financing Arrangements. In addition, Purchaser and the Company shall use their reasonable efforts to negotiate and finalize definitive agreements with respect to the Financing prior to the mailing of the Proxy Statement, which obligation shall in no way (i) restrict the conditions that may be imposed in such definitive agreements with respect to the closing of such Financing or (ii) alter the Company’s obligation to mail the Proxy Statement to its shareholders at the earliest practicable time. For the avoidance of doubt, obtaining Financing shall not require Purchaser to pay materially greater financing or other fees than as set forth in the Financing Arrangements or require Purchaser to issue any equity to any source of Financing in an amount that is materially more than what is contemplated by the Financing Arrangements. Purchaser shall, for each Commitment Letter, provide the Company with written notice (each a “Commitment Letter Notice”) when the negotiation of such Commitment Letter has been completed and the Purchaser is prepared to accept and execute such Commitment Letter.

The Company may request, by written notice (each a “Delay Notice”) that the Purchaser delay the acceptance and execution of any Commitment Letter for up to 72 hours following the receipt by the Purchaser of the related Delay Notice, if the Company believes in good faith that such additional period is reasonably necessary for the Company to adequately consider any Acquisition Proposal, notice of which has been made and delivered to the Purchaser in accordance with this Agreement. The Purchaser agrees to comply with such Delay Notice and refrain from the acceptance and execution of the related Commitment Letter unless such delay would, in the good faith belief of the Purchaser, result in the withdrawal of such Commitment Letter by the lender thereunder, or unless such delay would otherwise cause the Purchaser to breach any of its obligations under this Agreement or would cause any of the conditions in this Agreement not to be met.

9.13    Shareholders’ Agreement.

Each of the Re-Investing Shareholders agrees to enter into a shareholders’ agreement with CGW (who together with the Re-Investing Shareholders will hold all of the outstanding shares of Surviving Corporation Series B Participating Preferred Stock) containing customary terms and conditions (the “Shareholders’ Agreement”). Each of the Re-Investing Shareholders, other than Mr. Argenbright with respect to 3,450,000 shares of Surviving Corporation Series B Participating Preferred Stock representing Company Common Stock currently pledged by Mr. Argenbright, also agree to pledge their shares of Series B Participating Preferred Stock to Merrill Lynch Capital as security for amounts provided by Merrill Lynch Capital to repay the Senior Lenders in the event CGW also pledges its shares of Surviving Corporation Series B Participating Preferred Stock.

9.14    Release of Claims.

In consideration of the transactions contemplated by this Agreement and effective upon the Effective Time, the Re-Investing Shareholders each agree, on behalf of themselves and their successors and assigns, now and forever, to release and discharge the Company and its Affiliates, officers, directors, stockholders, employees, agents, attorneys, successors and assigns from any and all liabilities, claims, charges, allegations, actions, causes of action, sums of money due, suits, debts, contracts, agreements, promises and demands whatsoever, in law or in equity, whether known or unknown, which any of the Re-Investing Shareholders may now have or may later claim to have had arising out of anything that has occurred up through the Effective Time, as a result of such Re-Investing Shareholders’ relationship with the Company as a director, officer or shareholder of the Company.

9.15    Company Financial Advisor.

The Company agrees to terminate the Engagement Letter dated October 24, 2000 (as amended on February 25, 2002 and July 31, 2002) between Deutsche Bank and the Company, on or prior to the date the Proxy Statement is first mailed to the shareholders of the Company, and provide Purchaser with a copy of such termination notice.

ARTICLE 10

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

10.1    Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 12.7:

(a)  Shareholder Approval.    The Company Shareholder Approval and the Disinterested Shareholder Approval shall have been obtained at the Shareholders’ Meeting for the approval and adoption of the Agreement, the Amended and Restated Articles of Incorporation and the Merger.

(b)  Regulatory Approvals.    All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.

(c)  Consents and Approvals.    Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 10.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable.

(d)  Legal Proceedings.    No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts in a material and fundamental manner or makes illegal the consummation of the transactions contemplated by this Agreement.

(e)  Purchaser Financing.    Purchaser shall have obtained the Financing on terms contemplated by the Commitment Letters or alternative financing on terms that, in the reasonable judgment of the Board of Directors of Purchaser, exercised in good faith, satisfy the standards set forth in Section 9.12, or with lenders substantially similar to those indicated in Section 7.7 as providing the Financing Arrangements (the “Alternative Financing”), unless the failure to obtain the Financing or Alternative Financing was the result of a failure by Purchaser to perform any covenant or condition contained therein or herein or the inaccuracy of any representation or warranty of Purchaser. CGW shall have exchanged the Securicor Notes for shares of Series A Preferred Stock in the Surviving Corporation, unless the failure to exchange was the result of a failure by CGW or the Purchaser to perform any covenant or agreement required to be performed in the Securicor Agreement.

(f)  Fairness Opinion.    The Special Committee shall have received from the Special Committee Financial Advisor a letter, dated after the date the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, has been filed with the SEC and prior to the date of the Proxy Statement, to the effect that, in the opinion of such firm, the consideration to be received by the holders of the Company Common Stock (other than the Re-Investing Shareholders) in connection with the Merger is fair, from a financial point of view, to such shareholders as of the date of this Agreement.

10.2    Conditions to Obligations of Purchaser.

The obligations of Purchaser to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Purchaser pursuant to Section 12.7(a):

(a)  Representations and Warranties.    For purposes of this Section 10.2(a), the accuracy of the representations and warranties of the Company and, as applicable, the Re-Investing Shareholders set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.3 (other than in Section 5.4(d)) and 6.2 shall be true and correct in all respects. There shall not exist inaccuracies in the representations and warranties of the Company and, as applicable, the Re-Investing Shareholders set forth in this Agreement (including the representations and warranties set forth in Section 5.3) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Company Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b)  Performance of Agreements and Covenants.    Each and all of the agreements and covenants of the Company and the Re-Investing Shareholders to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)  Certificates.

(i)  The Company shall have delivered to Purchaser (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Sections 10.1,10.2(a) and 10.2(b), as such conditions relate to the Company, have been satisfied, (ii) certified copies of resolutions duly adopted by the Company’s Board of Directors and the Special Committee and the Company’s shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Purchaser and its counsel shall request, and (iii) a certificate, in form and substance satisfactory to Purchaser, duly executed by the chief financial officer of the Company and certifying that the Company is not as of the date of the Closing and has not been at any time during the 5-year period ending on such date a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(ii)  Each Re-Investing Shareholder shall have delivered to Purchaser a certificate, dated as of the Effective Time and signed by such Re-Investing Shareholder, to the effect that the conditions set forth in Sections 10.2(a) and 10.2(b), as such conditions relate to the Re-Investing Shareholder, have been satisfied.

(d)  Agreement with Senior Lenders.    The Agreement dated February 25, 2003, by and among CGW and the Senior Lenders (the “Senior Lender/CGW Agreement”) shall be in full force and effect and shall not have been terminated by any of the Senior Lenders, unless any such termination was the result of a failure by CGW or the Purchaser to perform any covenant or agreement in the Senior Lender/CGW Agreement.

(e)  Agreement with Securicor.    The Agreement dated March 28, 2003, by and among CGW and Securicor (the “Securicor Agreement”), pursuant to which CGW has agreed to purchase from Securicor all of its rights, title and interest in certain obligations of the Company to Securicor (the “Securicor Notes”), shall be in full force and effect and shall not have been terminated by Securicor, unless any such termination was the result of a failure by CGW or the Purchaser to perform any covenant or agreement in the Securicor Agreement.

(f)  Seventh Amendment to Credit Agreement.    The Seventh Amendment to the Credit Agreement, attached as Section 5.16(c) of the Company Disclosure Memorandum, shall be in full force and effect and shall not have been terminated by any of the parties thereto.

10.3    Conditions to Obligations of Company.

The obligations of the Company to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Company pursuant to Section 12.7(b):

(a)  Representations and Warranties.    For purposes of this Section 10.3(a), the accuracy of the representations and warranties of Purchaser set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of Purchaser set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Purchaser Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b)  Performance of Agreements and Covenants.    Each and all of the agreements and covenants of Purchaser to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)  Certificates.    Purchaser shall have delivered to the Company (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 10.1 as such conditions relate to Purchaser and in Sections 10.3(a) and 10.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Purchaser’s Board of Directors and sole stockholder evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as the Company and its counsel shall request.

(d)  Exchange Agent Certification.    The institution selected by Purchaser to serve as Exchange Agent shall have delivered to the Company a certificate, dated as of the Effective Time, to the effect that Purchaser has deposited with the Exchange Agent sufficient funds to make the Cash Payments.

(e)  Argenbright Funding.    Purchaser shall have funded the $5 Million owed by the Company to Frank A. Argenbright, Jr.

ARTICLE 11

TERMINATION

11.1    Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of the Company, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)  By mutual written agreement of Purchaser and the Company; or

(b)  By the Company or Purchaser (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by any other Party or, with respect to Purchaser’s right to terminate, a material breach by any Re-Investing Shareholder, of any representation or warranty contained in this Agreement which cannot be or has not been cured within 10 days after the giving of written notice to the breaching Party of such breach; or

(c)  By the Company or Purchaser (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by any other Party or, with respect to Purchaser’s right to terminate, a material breach by any Re-Investing Shareholder, of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 10 days after the giving of written notice to the breaching Party of such breach; or

(d)  By the Company or Purchaser (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, or (iii) that the Company Shareholder Approval and the Disinterested Shareholder Approval is not obtained at the Shareholders’ Meetings; or

(e)  By the Company or Purchaser in the event that the Merger shall not have been consummated by October 31, 2003, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 11.1(e); or

(f)  By Purchaser in the event that (i) the Board of Directors of the Company, shall have failed to reaffirm its approval upon Purchaser’s request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the Board of Directors of the Company shall have failed to include in the Proxy Statement its recommendation, without modification or qualification, that the Company shareholders give the Company Shareholder Approval or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Purchaser, the recommendation of such Board of Directors to the Company shareholders that they give the Company Shareholder Approval, or (iii) the Board of Directors of the Company shall have affirmed, recommended or authorized entering into any Acquisition Transaction other than the Merger or, within ten business days after commencement of any tender or exchange offer for any shares of Company Common Stock, the Board of Directors of the Company shall have failed to recommend against acceptance of such tender or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender or exchange offer by its shareholders; or

(g)  By the Company, if prior to the giving of the Company Shareholder Approval, the Board of Directors of the Company has made a Subsequent Determination in accordance with Section 9.1(h); provided, however, that (A) prior to any such termination, the Company shall, and shall cause its advisors to, negotiate with Purchaser to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein on such adjusted terms, and (B) following such termination the Company shall tender to Purchaser payment in full of the amount specified in Section 12.2(b) on the date specified in 12.2(b).

(h)  By the Company or Purchaser (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by October 31, 2003.

(i)  By the Company or Purchaser in the event the Purchaser does not obtain Commitment Letters for the Financing on or prior to May 31, 2003.

11.2    Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 11.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 11.2, Section 9.6(b), and Article 1 and Article 12, shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

11.3    Non-Survival of Representations and Covenants.

The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 11.3, Sections 9.9 and 9.10 and Article 1, Article 2, Article 3, Article 4 and the definitions contained in Article 12 that are used in such Sections or Articles.

ARTICLE 12

MISCELLANEOUS

12.1    Definitions.

(a)  Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” has the meaning set forth in Section 9.1(h).

“Acquisition Proposal” means any proposal (whether communicated to the Company or publicly announced to the Company’s shareholders) by any Person (other than Purchaser or any of its Affiliates) for an Acquisition Transaction involving the Company or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute ten percent (10%) or more of the consolidated assets of the Company as reflected on the Company’s Financial Statements.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Company by any Person or “Group” (other than Purchaser or any of its Affiliates) of 5% or more in interest of the total outstanding voting securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than Purchaser or any of its Affiliates) beneficially owning 5% or more in interest of the total outstanding voting securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the Assets of the Company; or (iii) any liquidation or dissolution of the Company. For purposes of this definition, “Group” shall have the meaning given to it in Section 13(d) of the Exchange Act.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” has the meaning set forth in the Introductory paragraph.

“Alternative Financing” has the meaning set forth in Section .10.1(e)

“Amended and Restated Articles of Incorporation” means that certain form of amended and restated articles of incorporation of the Company attached hereto as Exhibit A.

“Amended and Restated Bylaws” means that certain form of amended and restated bylaws of the Company attached hereto as Exhibit B.

“Antitrust Laws” has the meaning set forth in Section 9.3.

“Assets” of a Person means all of the assets, properties and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Canadian Benefit Plan” has the meaning set forth in Section 5.15(a).

“Cash Payment” has the meaning set forth in Section 3.1(b).

“Certificates” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“CGW” means CGW Southeast Partners IV, L.P.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” means the date on which the Closing occurs.

“Company” has the meaning set forth in the Introductory paragraph.

“Company Articles of Incorporation” has the meaning set forth in Section 5.1.

“Company Benefit Plans” has the meaning set forth in Section 5.15(a).

“Company Bylaws” has the meaning set forth in Section 5.1.

“Company Common Stock” means the $0.01 par value per share, common stock of the Company.

“Company Contracts” has the meaning set forth in Section 5.16(a).

“Company Disclosure Memorandum” means the written information entitled “AHL Services, Inc. Disclosure Memorandum” delivered prior to the date of this Agreement to Purchaser describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section for which such disclosure is applicable, only if such applicability is clear in the specific context and cross-referenced to the appropriate Sections.

“Company Entities” means, collectively, the Company and all Company Subsidiaries and “Company Entity” means, any of the Company or a Company Subsidiary.

“Company ERISA Plan” has the meaning set forth in Section 5.15(a).

“Company Financial Advisor” means CIBC World Markets Corp.

“Company Financial Statements” means (i) the consolidated balance sheets (including related notes and schedules, if any) of the Company as of December 31, 2000 and 2001, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the two fiscal years ended December 31, 2000 and 2001, and as filed by the Company in SEC Documents, and (ii) the consolidated balance sheets of the Company (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to all periods ended on or subsequent to December 31, 2002.

“Company Intellectual Property” has the meaning set forth in Section 5.11(a).

“Company Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial condition, business, or results of operations of Company and its Subsidiaries, taken as a whole, or (ii) the ability of Company to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement; provided that the following shall not constitute a Company Material Adverse Effect:

(a)  declines in the price or trading volume of the Company Common Stock,

(b)  adverse effects resulting from changes in the global economy, the United States or European economies, or the respective capital or financial markets of such economies generally,

(c)  adverse effects attributable to any mandatory change in accounting requirements or principles

(d)  adverse effects attributable to war, other military action or any terrorist activity, except for the war or military action underway as of the date of this Agreement in and around the Republic of Iraq, or

(e)  adverse effects attributable to changes negotiations in the Federal Republic of Germany relating to taxes, tariffs or other levies on the temporary staffing industry.

“Company Options” has the meaning set forth in Section 3.2.

“Company Pension Plan” has the meaning set forth in Section 5.15(a).

“Company Preferred Stock” means the series of preferred stock of the Company designated by the Amended and Restated Articles of Incorporation.

“Company SEC Reports” has the meaning set forth in Section 5.5(a).

“Company Shareholder Approval” has the meaning set forth in the Preamble.

“Company Stock Plans” means the Company’s 1997 Stock Incentive Plan, as amended and in effect on the date hereof (the “1997 Stock Incentive Plan”), and the Company’s Amended and Restated Employee Stock Purchase Plan USA, as amended and in effect on the date hereof (the “Employee Stock Purchase Plan”).

“Company Subsidiary” means a Subsidiary of the Company, which shall include the Company Subsidiaries described in Section 5.4 and any corporation, limited liability company, limited partnership or other organization and held as a Subsidiary by the Company at the Effective Time.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated July 15, 2002, between the Company and CGW.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business, and shall include, without limitation, the Credit Agreement.

“Credit Agreement” means that certain Third Amended and Restated Credit Agreement dated as of April 12, 2002, by and among the Company and certain of its subsidiaries, the Senior Lenders and Wachovia Bank, National Association, as Administrative Agent, as amended.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Disinterested Shareholder Approval” has the meaning set forth in the Preamble.

“DOJ” has the meaning set forth in Section 9.3(a).

“DOL” has the meaning set forth in Section 5.15(b).

“Effective Time” has the meaning set forth in Section 1.3.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not any of the foregoing is or is intended to be (i) covered or qualified under the Internal Revenue Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” means all Federal, state, local and foreign Laws relating to pollution or protection of human health or the environment (including ambient air, soil, surface water, ground water, wetlands, land surface, or subsurface strata), including, without limitation, Laws which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. (“CERCLA”), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. (“RCRA”), and other Laws relating to emissions, discharges, Releases, or threatened Releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which together with a Company Entity would be treated as a single employer under Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 4.1(a).

“Exhibits” A through B, inclusive, means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Expenses” has the meaning set forth in Section 12.2(b).

“Financing” has the meaning set forth in Section 9.12.

“Financing Arrangements” has the meaning set forth in Section 7.7.

“FTC” has the meaning set forth in Section 9.3(a).

“GAAP” means generally accepted accounting principles in the United States, consistently applied during the periods involved.

“GBCC” means the Georgia Business Corporation Code.

“German Antitrust Laws” has the meaning set forth in Section 5.2(c).

“German Collective Bargaining Agreements” has the meaning set forth in Section 8.2(g).

“German Company Entities” means, collectively, the Company and any and all Company Subsidiaries organized in, conducting business in, or qualified to do business in, and subject to the Laws of the Federal Republic of Germany.

“German Optionholder” has the meaning set forth in Section 5.3(d).

“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws and including words of similar import under any Environmental Law) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, asbestos-containing materials, any polychlorinated biphenyls, flammable explosives, radioactive material and urea formaldehyde foam insulation.

“HSR Act” means Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Identified Intellectual Property” has the meaning set forth in Section 5.11(a).

“Intellectual Property” means the tangible and intangible rights or interests and intellectual property rights evidenced by, embodied in, or associated with: (i) any idea, algorithms, design, concept, technique, methodology, process, invention, discovery or improvement, whether or not patentable, including all United States and foreign patents, patent applications, patent license rights, industrial design registrations, patentable inventions and certificates of invention, and all continuations, continuations in part, re-issues and re-examinations relating thereto; (ii) any works of authorship or expression which includes but is not limited to software, databases and business plans, whether or not copyrightable, including moral rights and copyrights recognized by law, together with any renewal or extension thereof; (iii) any logos, trademarks, domain names, service marks, trade names and trade dress, and all goodwill relating thereto; (iv) any trade secrets, technology licenses, confidential information, shop rights and other intellectual property rights owned or claimed and embodied therein, or associated therewith, or similar rights protectable under any laws or international conventions throughout the world, and (v) in each case of the foregoing items (i) through (iv), the right to apply for registrations, certificates, or renewals with respect thereto and the right to prosecute, enforce, obtain damages relating to, settle or release any past, present, or future infringement thereof.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“IRS” has the meaning set forth in Section 5.15(b).

“Knowledge” as used with respect to a Person, other than the Company, (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry by the chairman, president, chief financial officer, chief accounting officer, chief operating officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president of such Person. “Knowledge” as used with respect to the Company means those facts that are known or should reasonably have been known after due inquiry by Frank Argenbright, Clay Perfall, Terri Miles, Ed Fruchtenbaum, Heinz Stubblefield, Steve Anderson, Brian Burke, John Rollo, Peter Jackwerth, Joe Thomas, Mark Cashman, Matt Fletchall, Kurt Moldenhauer or Deborah McCreight.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“LIBOR” means the one-year London Interbank Offered Rate as reported in the Wall Street Journal as the same may be changed from time to time.

“Licensed Intellectual Property” has the meaning set forth in Section 5.11(a).

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, administrative proceeding, governmental or, to the Knowledge of the Company, other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review or inspection relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.

“Merger” has the meaning set forth in Section 1.1.

“Non-Qualified Deferred Compensation Plans” has the meaning set forth in Section 5.15(e).

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Owned Intellectual Property” has the meaning set forth in Section 5.11(a).

“Party” means any of the Company or Purchaser, and “Parties” means the Company and Purchaser.

“Permit” means any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Plea” has the meaning set forth in Section 5.13(e).

“Proxy Statement” has the meaning set forth in Section 9.1.

“Purchaser” has the meaning set forth in the Introductory paragraph.

“Purchaser Common Stock” means the common stock, no par value per share, of Purchaser.

“Purchaser Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on the ability of Purchaser to perform its obligations under this Agreement; provided that adverse effects resulting from changes in the global economy, the United States economy, or any other economy in which Purchaser operates, or the respective capital or financial markets of such economies generally shall not constitute a Purchaser Material Adverse Effects.

“Real Property” has the meaning set forth in Section 5.17(a).

“Real Property Lease” has the meaning set forth in Section 5.17(a).

“Regulatory Authorities” means, collectively, the SEC, the Nasdaq Stock Market, The National Association of Securities Dealers, the FTC, the DOJ, and all other federal, state, county, local, foreign or other governmental or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, institutions administering social security contributions and levies or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Re-Investing Shareholders” has the meaning set forth in the Introductory paragraph.

“Re-Investing Shareholders Disclosure Memorandum” means the written information entitled “Re-Investing Shareholders Disclosure Memorandum” delivered prior to the date of this Agreement to the Company and Purchaser describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section for which such disclosure is applicable, only if such applicability is clear in the specific context and cross-referenced to the appropriate Sections.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative by a Person.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, groundwater, wetlands, land or subsurface strata.

“Rollover Shares” has the meaning set forth in the Preamble.

“Schedule 13E-3” has the meaning set forth in Section 9.1.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed or furnished, or required to be filed or furnished, by a Party or any of their Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Securicor” means Securicor plc, a company incorporated under the laws of England and Wales.

“Securicor Agreement” has the meaning set forth in Section 10.2(e).

“Securicor Notes” has the meaning set forth in Section 10.2(e).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Financing” has the meaning set forth in Section 7.7.

“Senior Lenders” means Wachovia Bank, National Association; Wachovia Bank, National Association, London Branch; SunTrust Bank; Bank of America, N.A.; Fleet National Bank; DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main, New York Branch; The Bank of Nova Scotia; ScotiaBank Europe plc; Salomon Brothers Holding Company, Inc.; Bank One, NA; Sovereign Bank; Bank Austria Creditanstalt Corporate Finance Inc.; Mizuho Corporate Bank, Limited; Bank Leumi Le-Israel, B.M., New York Agency; and U.S. Bank National Association.

“Senior Lender/CGW Agreement” has the meaning set forth in Section 10.2(d).

“Shareholders’ Agreement” has the meaning set forth in Section 9.13.

“Shareholders’ Meeting” means the meeting of the shareholders of Company to be held pursuant to Section 9.1, including any adjournment or adjournments thereof.

“Special Committee” has the meaning set forth in the Preamble.

“Special Committee Financial Advisor” means Raymond James & Associates, Inc.

“Stock Payment” has the meaning set forth in Section 3.1(c).

“Subordinated Financing” has the meaning set forth in Section 7.7.

“Subsidiaries” means all those corporations, partnerships, limited liability companies, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Subsequent Determination” has the meaning set forth in Section 9.1(h).

“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, the Company Entities and (ii) with respect to which the Board of Directors of the Company (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of a financial advisor of nationally recognized reputation) to be more favorable to Company’s shareholders (other than the Re-Investing Shareholders) than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Company, after obtaining the advice of a financial advisor of nationally recognized reputation, the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction, and any proposed changes to this Agreement that may be proposed by Purchaser in response to such Acquisition Proposal).

“Surviving Corporation” means the Company as the surviving corporation resulting from the Merger.

“Surviving Corporation Series B Participating Preferred Stock” means the Series B Participating Preferred Stock of the Surviving Corporation having the rights and preferences set forth in the Amended and Restated Articles of Incorporation.

“Surviving Corporation Common Stock” means the no par value per share, of common stock of the Surviving Corporation having the rights and preferences set forth in the Amended and Restated Articles of Incorporation.

“Takeover Laws” has the meaning set forth in Section 5.22.

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, net worth, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, wage (Lohnsteuer), church (Kirchensteuer), investment grants and subsidies, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld or collected by the United States or any state, county, local or foreign government or subdivision or agency thereof or similar institution (including institutions administering social security contributions and levies), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Transfer Taxes” has the meaning set forth in Section 12.3.

“Treasury Shares” has the meaning set forth in Section 3.1(d).

“US Company Benefit Plan” has the meaning set forth in Section 5.15(a).

“WARN Act” has the meaning set forth in Section 5.13(d).

(b)  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

12.2    Expenses.

(a)  Except as otherwise provided in Sections 12.2 and 12.3 of this Agreement, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that the Company shall be responsible for all costs and expenses payable in connection with (i) the printing of the Proxy Statement and Schedule 13E-3 and the solicitation of the requisite shareholder approval and (ii) all filings required to be made by the Parties pursuant to the HSR Act or the German Antitrust Laws.

(b)  Notwithstanding the foregoing,

(i)  if the Company or Purchaser terminates this Agreement pursuant to Section 11.1(d)(iii), 11.1(e) or 11.1(h), and there has been publicly announced and not withdrawn another Acquisition Proposal; or

(ii)  Purchaser shall terminate this Agreement pursuant to 11.1(f); or

(iii)  Company shall terminate this Agreement pursuant to Section 11.1(g)

then (x) if such termination is effective prior to the time at which the Purchaser enters into Commitment Letters sufficient to provide the Financing, the Company shall reimburse the Purchaser and CGW for fees and expenses of Alston & Bird LLP (U.S. counsel), Deloitte & Touche (U.S. and German accountants), Flick Gocke Schaumburg (German counsel), Fraser Milner Casgrain LLP (Canadian counsel), and Gaiatech (environmental consultants) (the “Pre-Commitment Expenses”) up to an aggregate of $1,250,000, and shall grant the Purchaser an option to purchase 1,000,000 shares of Company Common Stock at an exercise price of $1.50 per share, or (y) if such termination is effective on or after the time of which the Purchaser enters into Commitment Letters sufficient to provide the Financing, the Company shall pay to Purchaser an amount equal to $750,000, and in addition shall reimburse the Purchaser and CGW for breakup or termination fees or reimbursement obligations relating to the Financing Arrangements or Commitment Letters, as applicable, and fees and expenses of Alston & Bird LLP (U.S. counsel), Deloitte & Touche (U.S. and German accountants), Flick Gocke Schaumburg (German counsel), Fraser Milner Casgrain LLP (Canadian counsel), and Gaiatech (environmental consultants) (the “Post-Commitment Expenses”), up to an aggregate amount of $2,500,000. The Company hereby waives any right to set-off or counterclaim against such amount. The termination fee required by this Section 12.2(b) shall be payable in same-day funds on the date of consummation of any such Acquisition Transaction.

(c)  If this Agreement is terminated by the Company or Purchaser pursuant to Section 11.1(h) because (i) the condition set forth in Section 10.2(d) cannot be satisfied as a result of the termination of or breach under the

Senior Lender/CGW Agreement by the Senior Lenders, or (ii) the Purchaser has not obtained Commitment Letters prior to May 31, 2003, then the Company shall reimburse the Purchaser for its reasonable Pre-Commitment Expenses up to an aggregate of $400,000.

(d)  If this Agreement is terminated by the Purchaser pursuant to Section 11.1(b) or 11.1(c), then (i) if such termination is effective prior to the date on which the Purchaser obtains Commitment Letters sufficient to provide the Financing, the Company shall reimburse the Purchaser for its reasonable Pre-Commitment Expenses up to an aggregate of $400,000, or (ii) if such termination is effective on or after the date on which the Purchaser obtains Commitment Letters sufficient to provide the Financing, the Company shall reimburse the Purchaser for its reasonable Post-Commitment Expenses up to an aggregate of $1,750,000.

(e)  If Purchaser terminates this Agreement pursuant to Section 11.1(c), and within twelve months of such termination Company shall enter into an agreement with respect to an Acquisition Transaction (but changing the references to the 5% and 95% amounts in the definition of Acquisition Transaction to 50%), upon consummation of such Acquisition Transaction the Company shall reimburse the Purchaser for its reasonable Post-Commitment Expenses up to an aggregate of $1,750,000.

(f)  The Parties acknowledge that the agreements contained in paragraphs (b), (c), (d) and (e) of this Section 12.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if the Company fails to pay promptly any fee payable by it pursuant to this Section 12.2, then the Company shall pay to Purchaser, its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest at a rate equal to LIBOR from the date such payment was due under this Agreement until the date of payment.

(g)  Nothing contained in this Section 12.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by the Company of the terms of this Agreement or otherwise limit the rights of Purchaser.

12.3    Transfer Taxes.

All sales, use, transfer, recording, documentary, stamp and other similar non-income taxes, including any Taxes imposed by virtue of the change in ownership of the Company Entities, whether directly or indirectly, pursuant to the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), shall be borne by Purchaser. The Purchaser, Company Entities, and Re-Investing Shareholders shall (i) file all necessary Tax Returns and other documents required to be filed with respect to all such Transfer Taxes and (ii) cooperate to the extent reasonably necessary to prepare such filings or Tax Returns as may be required.

12.4    Brokers and Finders.

Except for (i) the Company Financial Advisor as to the Company, (ii) the Special Committee Financial Advisor as to the Special Committee and (iii) an Affiliate of CGW as to the Purchaser, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by the Company or by Purchaser, each of the Company and Purchaser, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

12.5    Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 9.6(b), for the Confidentiality Agreement). Other than pursuant to Section 9.10(e), nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

12.6    Amendments.

To the extent permitted by Law, this Agreement or the Amended and Restated Articles of Incorporation may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Company Common Stock, there shall be made no amendment that requires further approval by such shareholders.

12.7    Waivers.

(a)  Prior to or at the Effective Time, Purchaser, acting through its Board of Directors, shall have the right to waive any Default in the performance of any term of this Agreement by the Company, to waive or extend the time for the compliance or fulfillment by the Company of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Purchaser under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Purchaser.

(b)  Prior to or at the Effective Time, the Company, acting through its Special Committee, shall have the right to waive any Default in the performance of any term of this Agreement by Purchaser, to waive or extend the time for the compliance or fulfillment by Purchaser of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Company under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the Company.

(c)  The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

12.8    Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

12.9    Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Company:	AHL Services, Inc.
1000 Wilson Boulevard Arlington, Virginia 22209 Facsimile Number: (703) 528-1992 Attention: A. Clayton Perfall

Copy to Counsel:	King & Spalding LLP
191 Peachtree Street, NE
Atlanta, Georgia 30303-1763
Facsimile Number: (404) 572-5100

Attention: Philip A. Theodore, Esq.

Kilpatrick Stockton LLP
1100 Peachtree Street
Atlanta, Georgia 30309-4530
Facsimile Number: (404) 815-6555

Attention: David A. Stockton, Esq.

Purchaser:	Huevos Holdings, Inc.
Twelve Piedmont Center, Suite 210
Atlanta, Georgia 30305
Facsimile Number: (404) 816-3258

Attention: Mike Long

Copy to Counsel:	Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Facsimile Number: (404) 881-4777

Attention: Teri L. McMahon, Esq.

Re-Investing Shareholders c/o:	Frank A. Argenbright, Jr.
c/o Air Serv Corporation
3343 Peachtree Road NE, Suite 1100
Atlanta, Georgia 30326
Facsimile Number: (404) 267-2230

Attention: Frank A. Argenbright, Jr.

Copy to Counsel:	Arnall Golden & Gregory LLP
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3450
Facsimile Number: (404) 873-8501

Attention: Jonathan Golden, Esq.

A. Clayton Perfall
AHL Services, Inc.
1000 Wilson Boulevard
Arlington, Virginia 22209
Facsimile Number: (703) 528-1992

Attention: A. Clayton Perfall

Caledonia Investments plc
Cayzer House
30 Buckingham Gate
London SW1E 6NN
Facsimile Number: 011-44-207-802-4860

Attention: The Company Secretary

12.10    Governing Law.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Georgia. As to any dispute, claim, or litigation arising out of or relating in any way to this Agreement or the transaction at issue in this Agreement, the Parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the United States District Court for the Northern District of Georgia. If jurisdiction is not present in federal court, then the Parties hereby agree and consent to the exclusive jurisdiction of the state courts of Fulton County, Georgia. Each Party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, and (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum.

12.11    Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

12.12    Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

12.13    Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

12.14    Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.15    Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures Continue on Following Page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

HUEVOS HOLDINGS, INC.

By:	/s/ KEVIN R. MCCARTHY
President

AHL SERVICES, INC.

By:	/s/ WYCK A. KNOX, JR.
Chairman, Special Committee

FRANK A. ARGENBRIGHT, JR.

By:	/s/ FRANK A. ARGENBRIGHT, JR.

A. CLAYTON PERFALL

By:	/s/ A. CLAYTON PERFALL

ARGENBRIGHT PARTNERS, L.P.

By: FRANK A. ARGENBRIGHT, JR. GENERAL PARTNER /s/ FRANK A. ARGENBRIGHT, JR.
Frank A. Argenbright, Jr.

FRANCIS A. ARGENBRIGHT, JR. CHARITABLE REMAINDER TRUST

By: FRANCIS A. ARGENBRIGHT, JR., TRUSTEE /s/ FRANK A. ARGENBRIGHT, JR.
Frank A. Argenbright, Jr.

KATHLEEN B. ARGENBRIGHT

/s/ KATHLEEN B. ARGENBRIGHT
Kathleen B. Argenbright

CALEDONIA INVESTMENTS PLC

By:	/s/ J. H. CARTWRIGHT
Name:	Jonathan Harry Cartwright
Title:	Director

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of May 8, 2003, by and among Huevos Holdings, Inc. (“Purchaser”), a Georgia corporation, and AHL Services, Inc. (the “Company”), a Georgia corporation and Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc (Messrs. Argenbright and Perfall, Ms. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, and Caledonia Investments plc are hereinafter collectively referred to as the “Re-Investing Shareholders”).

Preamble

WHEREAS, Purchaser, the Company and the Re-Investing Shareholders are parties to that certain Agreement and Plan of Merger dated as of March 28, 2003 (the “Merger Agreement”), pursuant to which Purchaser agreed to be merged with and into the Company upon the satisfaction of certain conditions, with the Company being the surviving entity; and

WHEREAS, the parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

1.    Definitions.    Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.

2.    Amendment to Amended and Restated Articles of Incorporation.    Exhibit A of the Merger Agreement shall be deleted in its entirety and replaced with Exhibit A attached hereto.

3.    Amendment to Section 5.23.    Section 5.23 of the Merger Agreement shall be amended to read in its entirety as follows:

The affirmative vote of a majority of all shares of Company Common Stock entitled to vote at the Shareholders’ Meeting is required to approve and adopt this Agreement and approve the Merger. The affirmative vote of at least 70% of all shares of Company Common Stock entitled to vote at the Shareholders’ Meeting is required to approve and adopt the Amended and Restated Articles of Incorporation. No other vote of the shareholders of the Company is required by law, the Company Articles of Incorporation or the Company Bylaws or otherwise in order for the Company to consummate the Merger.

4.    Amendment to Section 9.14.    The following shall be added to the end of Section 9.14:

; provided however, nothing in this Section 9.14 shall waive or be deemed to waive (i) claims any Re-Investing Shareholder has or may have as of the Effective Time, or thereafter arising, for or related to indemnification by the Company pursuant to the Company’s articles of incorporation or bylaws or pursuant to any agreement between the Company and such Re-Investing Shareholder in such Re-Investing Shareholder’s capacity as an officer or director of the Company or (ii) claims by any Re-Investing Shareholder for salaries, wages, expense reimbursements and similar payments owed in the ordinary course of business to such Re-Investing Shareholder.

5.    No other amendment.    Except as expressly provided in this Amendment, the Merger Agreement is, and shall continue to be, in full force and effect in accordance with its terms, without amendment thereto, and is, in all respects, ratified and confirmed.

6.    Miscellaneous.

6.1    Counterparts.    This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same instrument.

6.2    Headings.    The headings of the sections and paragraphs of this Amendment are inserted for convenience only and shall not be deemed to constitute part of this Amendment or to affect the construction hereof.

6.3    Severability.    Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment or affecting the validity or enforceability of any of the terms or provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

6.4    Governing Law.    Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Amendment shall be governed by and construed in all respects in accordance with the laws of the State of Georgia.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by its duly authorized officers as of the day and year first above written.

HUEVOS HOLDINGS, INC.

By:	/S/ MICHAEL D. LONG
Name: Michael D. Long Title: An officer

AHL SERVICES, INC.

By:	/S/ WYCK A. KNOX, JR. Name: Wyck A. Knox, Jr. Title: Chairman, Special Committee

FRANK A. ARGENBRIGHT, JR.

By:	/S/ FRANK A. ARGENBRIGHT, JR.

A. CLAYTON PERFALL

By:	/S/ A. CLAYTON PERFALL

ARGENBRIGHT PARTNERS, L.P.

By: FRANK A. ARGENBRIGHT, JR. GENERAL PARTNER /S/ FRANK A. ARGENBRIGHT, JR.
Frank A. Argenbright, Jr.

FRANCIS A. ARGENBRIGHT, JR. CHARITABLE REMAINDER TRUST

By: FRANCIS A. ARGENBRIGHT, JR., TRUSTEE /S/ FRANK A. ARGENBRIGHT, JR.
Frank A. Argenbright, Jr.

KATHLEEN B. ARGENBRIGHT

/S/ KATHLEEN B. ARGENBRIGHT
Kathleen B. Argenbright

CALEDONIA INVESTMENTS PLC

By:	/S/ J.H. CARTWRIGHT
Name: J.H. Cartwright
Title: Director

Exhibit A

See Appendix C

APPENDIX B

[RAYMOND JAMES LETTERHEAD]

March 28, 2003

Special Committee of the Board of Directors

AHL Services, Inc.

1000 Wilson Boulevard, Suite 910

Arlington, VA 22209

Members of the Special Committee of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the Disinterested Shareholders of the outstanding common stock, par value $.01 (the “Common Stock”) of AHL Services, Inc. (the “Company”) of the consideration to be received by such holders in connection with the proposed merger (the “Merger”) of the Company with Huevos Holdings, Inc. pursuant and subject to the Agreement and Plan of Merger between the Company and Huevos Holdings, Inc. dated as of March 28, 2003. (the “Agreement”). We have been advised, and it is our assumption in formulating our opinion, that the consideration to be paid by Huevos Holdings, Inc. in exchange for all the outstanding Common Stock of the Disinterested Shareholders of the Company will be $1.50 in cash per share.

In connection with our review of the proposed merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed certain materials prepared in conjunction with the actions undertaken on the Company’s behalf by CIBC World Markets and by DeutscheBank as they related to various strategic initiatives undertaken by the Company;

3.	reviewed the audited financial statements of the Company as of and for the years ended 2001 and 2000 and the unaudited financial statements for the periods ended September 30, 2002, June 30, 2002, March 31, 2002 and draft financial statements for the year ended December 31, 2002;

4.	reviewed the Company’s Annual Reports filed on Form 10-K for the years ended December 31, 2001 and December 31, 2000, and the Company’s Quarterly Reports filed on Form 10-Q for the quarters ended September 30, 2002, June 30, 2002 and March 31, 2002 and a draft of the Company’s Report to be filed on Form 10-K for the year ended December 31, 2002;

5.	reviewed other Company financial and operating information requested from and/or provided by the Company;

6.	reviewed certain other publicly available information on the Company and any other information we deemed relevant to our inquiry; and

7.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company and various other parties, and we have undertaken no duty or responsibility to

Special Committee of the Board of Directors

AHL Services, Inc.

March 28, 2003

verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of March 27, 2003 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the merger. We express no opinion on the interpretation or enforceability of the Agreement, nor can we opine on the course of performance by any party to the Agreement. We did not structure the merger or negotiate the final terms of the merger. Our opinion is limited to the fairness, from a financial point of view, of our understanding of the compensation to be paid to the Disinterested Shareholders of the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part, and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged by the Company to render financial advisory services in connection with the proposed merger. Raymond James will receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Special Committee of the Board of Directors

AHL Services, Inc.

March 28, 2003

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company in evaluating the proposed merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of March 28, 2003, the consideration to be received by the Disinterested Shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to such holders of the Company’s outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX C

FORM OF AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

AHL SERVICES, INC.

The following Amended and Restated Articles of Incorporation of AHL Services, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Georgia, were duly approved and adopted by the shareholders of the Corporation, upon the recommendation of the Board of Directors of the Corporation (“Board of Directors”), pursuant to the Georgia Business Corporation Code (as in effect from time to time, the “Code”), as of the              day of             , 2003.

ARTICLE I—NAME

The name of the Corporation is:    AHL SERVICES, INC.

ARTICLE II—REGISTERED OFFICE AND AGENT

The registered office of the Corporation in the State of Georgia shall be at 1201 Peachtree Street, N.E., Atlanta, Fulton County, Georgia 30361. The name of the registered agent at that address is CT Corporation System.

ARTICLE III—CAPITAL STOCK

A.    Classes of Stock.    The Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of capital stock authorized to be issued is One Hundred Forty Million (140,000,000) shares, of which Fifty Million (50,000,000) shares shall be Common Stock, no par value, and Ninety Million (90,000,000) shares shall be Preferred Stock, of which Thirty Million (30,000,000) shares shall be designated as Series A Preferred Stock, no par value (the “Series A Preferred”), Fifty-Five Million (55,000,000) shares of which shall be designated as Series B Participating Preferred Stock, no par value (the “Series B Preferred”), and Two Million Two Hundred Fifty Thousand (2,250,000) shares of which shall be designated as Series C Preferred Stock, no par value (the “Series C Preferred”) (the Series A Preferred, Series B Preferred and Series C Preferred together with any other class or series of preferred stock are collectively referred to as the “Preferred Stock”).

B.    Designations.    The designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption relating to the shares of Series A Preferred, Series B Preferred and Series C Preferred are as set forth in Section C of this Article III, and the authority granted to the Board of Directors under this Section B of Article III shall not apply to the Series A Preferred, Series B Preferred or Series C Preferred.

Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of Preferred Stock, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption shall be as set forth in resolutions adopted by the Board of Directors, and articles of amendment shall be filed with the Georgia Secretary of State as required by law to be filed with respect to issuance of such Preferred Stock, prior to the issuance of any shares of such series.

Subject to the limitations and provisions set forth in these Amended and Restated Articles of Incorporation, the Board of Directors is expressly authorized, at any time, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series of Preferred Stock and, if and to the extent from time to time required by law, by filing articles of amendment which are effective without shareholder action: (i) to increase or decrease the number of shares included in each series of Preferred Stock, or (ii) to establish in any one or more respects the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption relating to the shares of each such series. Notwithstanding the foregoing, the Board of Directors shall not be authorized to change the right of holders of the Common Stock of the Corporation to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, establishment of the following:

(i)    the annual dividend rate, if any, on shares of such series, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

(ii)    whether the shares of such series shall be redeemable and, if so, the redemption price and the terms and conditions of such redemption;

(iii)    the obligation, if any, of the Corporation to redeem shares of such series pursuant to a sinking fund;

(iv)    whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(v)    whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the extent of such voting rights;

(vi)    the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; and

(vii)    any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series.

The shares of Preferred Stock of any one series shall be identical with each other in such series in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

C.    Rights, Preferences and Restrictions of the Series A Preferred, and Series B Preferred, and Series C Preferred.

1.    Dividends.

(a)    Series A Preferred.    The Corporation shall pay preferential dividends to the holders of the shares of Series A Preferred in the form of additional shares of Series A Preferred. Dividends on each share of the Series A Preferred outstanding from time to time shall accrue on a daily basis at the rate of 5% per annum computed based on the original issue price for the Series A Preferred of $1.00 per share (the “Original Series A Issue Price”), for each share regardless of when issued, and adjusted for any stock dividends, combinations, or splits with respect to such shares. The “Dividend Reference Dates” are each [day following closing date] occurring after the initial issuance of the first share of Series A Preferred . Except for accrued but unpaid dividends payable upon the occurrence of a Liquidation Event (as hereinafter defined), or upon redemption of shares of Series A Preferred as permitted by Section 4 below, dividends shall be paid only by the issuance of additional shares of Series A Preferred in an amount equal to (i) the accrued and unpaid dividend on any Dividend Reference Date divided by (ii) $1.00. Dividends shall be paid whether or not declared by the Board of Directors to holders of record on the Dividend Reference Date, and shares representing such dividend shall be deemed issued and outstanding on such Dividend Reference Date, and will thereupon be duly authorized, validly issued, fully paid and nonassessable and free and clear of all liens and charges. Certificates for dividends shall be distributed to such holders on or within ten (10) days after the Dividend Reference Date to which such dividend relates. Dividends shall begin to accrue on shares of Series A Preferred issued as dividends as of the day following the Dividend Reference Date with respect to which such dividend has been declared regardless of the actual distribution of a certificate. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series A Preferred solely for the purpose of paying the dividends described herein such number of its shares of Series A Preferred as shall from time to time be sufficient to pay the dividends described herein; and if at any time the number of authorized but unissued shares of Series A Preferred shall be insufficient to pay the dividends described herein, the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series A Preferred to such number of shares as shall be sufficient for such purpose. All dividends that have been accrued shall be paid as provided herein and dividends on such shares shall begin to accrue as provided herein. Dividends on the Series A Preferred under this Section 1 shall cease to accrue on the date of a Liquidation Event. The number of shares of Series A Preferred to be paid as a dividend pursuant to this Section shall be rounded to the nearest 1/10th of a share. The holders of Series A Preferred shall be entitled to receive dividends prior and in preference to dividends paid on Common Stock, Series B Preferred and Series C Preferred.

(b)    Series B Preferred.    The holders of Series B Preferred shall be entitled to receive dividends prior and in preference to dividends paid on Series C Preferred and Common Stock, payable out of funds legally available therefor, but payable only as, if and when declared by the Board of Directors.

(c)    Series C Preferred.    No dividends shall or may be paid with respect to the shares of Series C Preferred.

(d)    Common Stock.    No dividends may be paid with respect to the Common Stock so long as any shares of Series A Preferred, Series B Preferred or Series C Preferred are issued and outstanding.

2.    Liquidation Preference.

(a)    Preferential Amounts.    In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), the holders of Series A Preferred shall be entitled to receive in cash, prior and in preference to any distribution to the holders of Series B Preferred, Series C Preferred or any other series of Preferred Stock that may come into existence and Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) the Original Series A Issue Price for each outstanding share of Series A Preferred Stock, and (ii) the Original Series A Issue Price for each share of Series A Preferred that is deemed to have been issued as an accrued and unpaid dividend on such share pursuant to Article III, C.1. hereof to and including the date of the Liquidation Event. After payment of such sum to the holders of Series A Preferred, the holders of Series B Preferred shall be entitled to receive in cash, prior and in preference to any distribution to the holders of Series C Preferred or any other series of Preferred Stock that may come into existence and Common Stock by reason of their ownership thereof, an amount per share equal to the sum of: (i) $1.00 for each outstanding share of Series B Preferred (the “Original Series B Issue Price”); (ii) an amount equal to any accrued but unpaid dividends on each such share to and including the date of the Liquidation Event; and (iii) a premium on each share in such amount as will, after taking into account all dividends theretofore paid with respect to a share of Series B Preferred, equal thirty percent (30%) per annum (accrued and compounded on an annual basis from the date of the original issuance of such share of Series B Preferred) of the Original Series B Issue Price. After payment of such sum to the holders of Series A Preferred and Series B Preferred, the holders of Series C Preferred shall be entitled to receive in cash, prior and in preference to any distribution to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $1.00 for each outstanding share of Series C Preferred (the “Original Series C Issue Price”) and no more. If upon the occurrence of such Liquidation Event, the assets and funds thus distributed among the holders of the Series A Preferred, and Series B Preferred and Series C Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining assets and funds of the Corporation legally available for distribution shall first be distributed ratably among the holders of the Series A Preferred, and then any remaining assets shall be distributed ratably among the holders of the Series B Preferred, and then any remaining assets shall be distributed ratably among the holders of the Series C Preferred in proportion to the preferential amount such holder is otherwise entitled to receive.

(b)    Remaining Distribution.    Upon the completion of the distribution required by subparagraph (a) of this Section 2, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Common Stock and Series B Preferred pro rata based on the number of shares of Common Stock and Series B Preferred held by each.

(c)    Notice of Liquidation Event.    Written notice of a Liquidation Event, stating a payment date, the amount to be paid as a preference on the Series A Preferred, Series B Preferred, and Series C Preferred with respect to such Liquidation Event, and the place where such payment shall be payable, shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier not less than twenty (20) days prior to the payment date stated therein or twenty (20) days prior to the shareholders’ meeting called to approve such Liquidation Event, whichever is earlier, to each holder of record of shares of Series A Preferred, Series B Preferred or Series C Preferred at such holder’s address as the same appears on the stock records of the Corporation. The Corporation shall also notify such holders in writing of the final approval of such Liquidation Event, as well as any material changes to the amount to be paid. In the event the requirements of subparagraph (c) of this Section 2 are not complied with, the Corporation shall forthwith either (A) cause such closing to be postponed until such time as the requirements of this subparagraph (c) have been complied with, or (B) cancel such Liquidation Event, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in this subparagraph (c) hereof.

(d)    Deemed Liquidation Event.    For purposes of this Section 2, a Liquidation Event shall be deemed to be occasioned by, or to include, any of the following (a “Sale or Merger”): (x) the merger or consolidation of the Corporation into or with another company or entity, or the exchange of shares of the outstanding capital stock of the Corporation for the securities of another company or entity, in each case in a transaction in which the shareholders of the Corporation immediately preceding such merger, consolidation or share exchange (solely by virtue of their shares or other securities of the Corporation) shall own less than fifty percent (50%) of the voting securities of the surviving corporation; (y) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions or plan, of all or substantially all of the assets of the Corporation (including the capital stock of subsidiaries), and its subsidiaries taken as a whole; or (z) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions, of all or substantially all of the assets of the subsidiaries of the Corporation, the assets of which constitute all or substantially all of the assets of the Corporation and such subsidiaries taken as a whole.

(e)    Non-cash Distribution.    If any of the assets of the Corporation are to be distributed other than in cash under this Section 2 or for any purpose, then the Board of Directors of the Corporation shall promptly engage an independent appraiser to determine the value of the assets to be distributed to the holders of the Preferred Stock and Common Stock. The Corporation shall, upon receipt of such appraiser’s valuation, give prompt written notice to each holder of Preferred Stock and Common Stock of the appraiser’s valuation. Notwithstanding the above, any securities to be distributed to the shareholders shall be valued as follows:

(i)    If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) business days prior to the closing of the transaction;

(ii)    If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the thirty (30) day period ending three (3) business days prior to the closing of the transaction; and

(iii)    If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of a majority of the outstanding shares of the Series B Preferred, provided that if the Corporation and the holders of a majority of the outstanding shares of the Series B Preferred are unable to reach agreement within ten business days of receipt of notice of such valuation by the holders, then by independent appraisal by an investment banker. The investment banker shall be hired and paid by the Corporation and acceptable to the holders of a majority of the outstanding shares of Series B Preferred.

3.    Voting Rights.

(a)    General.    Except as specifically set forth herein, including in Section 3(b), or as otherwise provided by law, the holder of each share of Series B Preferred shall be entitled to one vote for each share of Series B Preferred held by such holder, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the Common Stock. The shares of Series B Preferred shall be voted together with the Common Stock on all matters requiring the vote of the shareholders of the Corporation, and shall vote separately as a class only where required by law. The holders of Series A Preferred and Series C Preferred shall not have any right to vote except as provided by law.

(b)    Protective Provisions.    So long as any shares of Series B Preferred Stock (or rights to acquire Series B Preferred Stock) are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of Series B Preferred Stock and/or warrants to acquire Series B Preferred Stock which represent at least a majority of the voting power of the then outstanding shares of such Series B Preferred Stock including shares that would be outstanding upon exercise of warrants to acquire Series B Preferred Stock:

(i)    increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock; or

(ii)    authorize or issue, or obligate itself to issue any other security convertible into or exercisable for any equity security (i) having a preference over, or being on a parity with, the Series B Preferred Stock with respect to voting, dividends or upon liquidation, or (ii) having rights similar to any of the rights of the Series B Preferred Stock; or

(iii)    amend these Articles of Incorporation or the Corporation’s bylaws so as to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely the shares.

(c)    Notice and Voting.    Each holder of a share of Series B Preferred shall be entitled to receive the same prior notice of any shareholders’ meeting as provided to the holders of Common Stock in accordance with the Bylaws of the Corporation, as well as prior notice of all shareholder actions to be taken by legally available means in lieu of meeting, and shall vote with holders of the Common Stock upon any matter submitted to a vote of shareholders, except those matters required by law, or by the terms hereof, to be submitted to a class vote of the holders of Preferred Stock. Fractional votes shall not, however, be permitted, and any fractions shall be disregarded in computing voting rights.

(d)    Board of Directors.    The authorized number of directors shall be five (5) or such other number as may be fixed from time to time by a resolution adopted by the unanimous approval of the Board of Directors or the consent of holders of more than two-thirds of the Series B Preferred then issued and outstanding. The election of directors shall be subject to the terms set forth in that certain Shareholders Agreement by and among the Corporation and certain of its Shareholders, dated as of the effective date of this Amended and Restated Articles of Incorporation (the “Shareholders Agreement”). In the event that a vacancy shall occur on the Board of Directors, the number of directors shall be reduced until a new director or directors shall be elected to such position or positions as provided in the Shareholders Agreement.

4.    Permitted Redemption.    The Corporation may (but shall not be required to) at any time redeem all, or any portion, of the then outstanding shares of Series A Preferred or Series C Preferred by paying in cash to the holders thereof in respect of each such share the Redemption Price (defined below), with one-half of such payment due ninety (90) days after receipt of such notice of redemption and one-half of such payment due on the first anniversary of the date of receipt of such notice of redemption; provided that the holders of Series A Preferred shall be redeemed in full, and all payments to the holders of the Series A Preferred in respect of such redemption shall have been made, prior to any redemption of the Series C Preferred.

The price payable for each redeemed share (the “Redemption Price”), as applicable, of (x) Series A Preferred shall be equal to the Original Series A Issue Price plus an amount equal to the Original Series A Issue Price for each share that is deemed to be issued as an accrued but unpaid dividend on such share pursuant to Article III, C.1. hereof, to and including the Redemption Date; and (y) Series C Preferred shall be equal to the Original Series C Issue Price, and no more.

The Corporation shall give notice of redemption of Series A Preferred or Series C Preferred by first class mail, postage prepaid, mailed not less than thirty (30) nor more than sixty (60) days prior to the redemption date (the “Redemption Notice”) to each holder of record of shares of Series A Preferred or Series C Preferred, as applicable, at such holder’s address as the same appears on the stock records of the Corporation. The Redemption Notice shall state: (i) that all shares of Series A Preferred or Series C Preferred, as applicable, called by the Corporation for redemption, will be redeemed on the stated redemption date (the “Redemption Date”); (ii) the Redemption Price and the method of calculation thereof; (iv) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed shall cease to accrue on the Redemption Date.

On or after the Redemption Date, each holder of shares of Series A Preferred or Series C Preferred shall surrender a certificate or certificates representing the number of shares of the Series A Preferred or Series C Preferred to be redeemed as stated in the Redemption Notice. If the Redemption Notice shall have been duly given, unless the Corporation shall be in default in providing money for the payment of the Redemption Price (including any accrued and unpaid dividends to (and including) the date fixed for redemption), (i) dividends on the shares of the Series A Preferred to be redeemed shall cease to accumulate, (ii) said shares shall be deemed no longer outstanding, and (iii) all rights of the holders thereof as shareholders of the Corporation (except the right to receive from the Corporation the monies payable upon redemption without interest thereon) shall cease on the Redemption Date.

Upon surrender in accordance with the Redemption Notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice of redemption shall so state), such shares shall be redeemed by the Corporation at the applicable Redemption Price. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

5.    Mandatory Redemption.

Except where prohibited by law or by any agreement to which the Corporation has, with the approval of the holders of the majority of the outstanding Class B Preferred stock, become a party, the Corporation shall, prior to any redemption of any other shares of Preferred Stock and prior to the occurrence of any Liquidation Event, redeem from any person who, in connection with financing provided to the Corporation by such person or in connection with such person’s employment with the Corporation, acquired a right to purchase shares of Series B Preferred Stock (a “Series B Preferred Stock Right”), the Series B Preferred Stock Right so acquired, or if such Series B Preferred Stock Right has been exercised, either entirely or partially, any shares of Series B Preferred Stock issued upon such exercise.

6.    Limitations on Reissuance.    No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

D.    Common Stock.

1.    Dividend Rights.    Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights to dividends, the holders of the Common Stock shall be entitled to receive, out of any funds of the Corporation legally available therefor, if, as and when declared, such dividends as may be declared from time to time by the Board of Directors.

2.    Liquidation Rights.    Subject to the prior payment in full of the liquidation preference amounts payable with respect to the Series A Preferred, Series B Preferred and Series C Preferred as required by Article III C. above, any additional assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock and Series B Preferred held by each holder of Common Stock or Series B Preferred. Upon a Liquidation Event of the Corporation, the assets of the Corporation shall be distributed as provided in Article III.C.2.

3.    Redemption.    The holders of Common Stock do not have any redemption rights.

4.    Voting Rights.    The holders of Common Stock shall have the right to one (1) vote per share of Common Stock held, and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V—INDEMNIFICATION AND LIMITATION ON

DIRECTOR LIABILITY

No director of the Corporation shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring subsequent to the date when this provision becomes effective except that this provision shall not eliminate or limit the liability of a director imposed by Section 14-2-202(b)(4) of the Code, as amended and superceded from time to time, for (a) any appropriation in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or violation of laws; (c) liabilities of a director imposed by Section 14-2-832 of the Code; or (d) any transaction from which the director derived an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when Section 14-2-202(b)(4) of the Code became effective. Neither the amendment nor repeal of this Article V, nor the adoption of any provision of the Amended and Restated Articles of Incorporation of the Corporation inconsistent with this Article V, shall eliminate or reduce the effect of this

Article V in respect of any act or failure to act, or any cause of action, suit or claim that, but for this Article V, would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the Code is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of the Corporation shall be so further limited to the greatest extent permitted by the Code.

Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venture partner or participant or trustee of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Corporation against those expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any action, suit, or proceeding, pending or threatened, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprise. Such indemnification shall be made only in accordance with the laws of the State of Georgia and subject to the conditions prescribed therein.

In any instance where the laws of the State of Georgia permit indemnification to be provided to persons who are or have been an officer or director of the Corporation or who are or have been an officer, director, partner, joint venture partner or participant or trustee of any such other enterprise only on a determination that certain specified standards of conduct have been met, upon application for indemnification by any such person the Corporation shall promptly cause such determination to be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; (ii) if a quorum cannot be obtained, by majority vote of a committee duly designated by the Board of Directors (in which designated directors who are parties to the proceeding may participate), consisting solely of two or more directors not at the time parties to the proceeding; (iii) by special legal counsel selected by the Board of Directors or its committee in the manner prescribed in (i) (ii), or if a quorum of the Board of Directors cannot be obtained under (i) and a committee cannot be designated under (ii), selected by majority vote of the full Board of Directors (in which directors who are parties to the proceeding may participate); or (iv) by the shareholders, but shares owned by or voted under the control of the directors who are at the time parties to the proceeding may not be voted on the determination.

As a condition to any such right of indemnification, the Corporation may require that it be permitted to participate in the defense of any such action or proceeding through legal counsel designated by the Corporation and at the expense of the Corporation.

The Corporation may purchase and maintain insurance on behalf of any such persons whether or not the Corporation would have the power to indemnify such officers and directors against any liability under the laws of the State of Georgia. If any expenses or other amounts are paid by way of indemnification, other than by court order, action by shareholders or by an insurance carrier, the Corporation shall provide notice of such payment to the shareholders in accordance with the provisions of the laws of the State of Georgia.

ARTICLE VI—ACTION OF SHAREHOLDERS BY

NON-UNANIMOUS CONSENT

Any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all of the shareholders entitled to vote on the action, or by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by shareholders entitled to take action without a meeting and delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

ARTICLE VII—MANAGEMENT BY BOARD OF DIRECTORS

The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors, except for certain protective rights of the shareholders as described herein.

ARTICLE VIII—MEETINGS OF SHAREHOLDERS

Meetings of shareholders may be held within or without the State of Georgia, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Georgia at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX—ELECTION OF DIRECTORS

Election of directors at an annual or special meeting of shareholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE X—PURPOSES AND POWERS

The Corporation is organized for profit, and the nature of the business and the purposes of the Corporation are to engage in any act or activity for which corporations may be organized under the Georgia Business Corporation Code, as now in effect as hereafter amended or modified.

ARTICLE XI—EFFECTIVE DATE

The effective date of this Amended and Restated Articles of Incorporation shall be                          , 2003 [the day following filing, if not filed on the closing date].

ARTICLE XII—AMENDMENT

Except as may otherwise be provided in these Amended and Restated Articles of Incorporation, from time to time any of the provisions of these Articles of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Georgia at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the shareholders of the Corporation by these Articles of Incorporation are granted subject to the provisions of this Article.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on                          , 2003.

AHL SERVICES, INC.

By:
Name: Title:

(Signature Page for Amended and Restated Articles of Incorporation)

APPENDIX D

DISSENTERS’ RIGHTS

ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE

§14-2-1301.

As used in this article, the term:

(1)  “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)  “Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3)  “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4)  “Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5)  “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6)  “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7)  “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8)  “Shareholder” means the record shareholder or the beneficial shareholder.

§14-2-1302.

(a)  A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(1)  Consummation of a plan of merger to which the corporation is a party:

(A)  If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(B)  If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2)  Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)  Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)  An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B)  Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C)  Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D)  Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

(E)  Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(F)  Cancels, redeems, or repurchases all or part of the shares of the class; or

(5)  Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)  A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

(c)  Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1)  In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(2)  The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

§14-2-1303.

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

§14-2-1320.

(a)  If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b)  If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

§14-2-1321.

(a)  If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1)  Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2)  Must not vote his shares in favor of the proposed action.

(b)  A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

§14-2-1322.

(a)  If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b)  The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1)  State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)  Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)  Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4)  Be accompanied by a copy of this article.

§14-2-1323.

(a)  A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b)  A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c)  A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

§14-2-1324.

(a)  The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b)  The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

§14-2-1325.

(a)  Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b)  The offer of payment must be accompanied by:

(1)  The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)  A statement of the corporation’s estimate of the fair value of the shares;

(3)  An explanation of how the interest was calculated;

(4)  A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5)  A copy of this article.

(c)  If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

§14-2-1326.

(a)  If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)  If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure.

§14-2-1327.

(a)  A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1)  The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2)  The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b)  A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c)  If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1)  The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2)  The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

§14-2-1330.

(a)  If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)  The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)  The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d)  The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

(e)  Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

§14-2-1331.

(a)  The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b)  The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1)  Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2)  Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c)  If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

§14-2-1332.

No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

APPENDIX E

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2002

Commission File Number 000-22195

AHL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Georgia	58-2277249
(State of organization)	(IRS Employer Identification No.)

1000 Wilson Blvd, Suite 910

        Arlington, VA 22209

(Address of Principal Executive Offices, including Zip Code)

(703) 528-9688

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

(Title of each class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting common stock held by non-affiliates of the registrant (based upon the closing sale price on The Nasdaq Small Cap Stock Market) on June 30, 2002 was approximately $15,061,000.

As of April 1, 2003, there were 15,246,792 shares of common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

AHL SERVICES, INC.

PART I

ITEM 1.    BUSINESS

GENERAL

AHL Services, Inc. (“AHL”), headquartered in Arlington, Virginia, is a leading provider of outsourced business services, including marketing support services in the United States and specialized staffing services in Germany. Our marketing support services strategic offerings include consumer promotion and fulfillment services, trade promotion and fulfillment services and retail merchandising. Our specialized staffing services provide electricians, welders, plumbers, customer service representatives and industrial workers for clients throughout Germany. Clients span a range of Global 500 companies, including major enterprises in the automotive, consumer products, entertainment and retail sectors.

Historically, AHL has also owned specialized staffing businesses in the United States and the United Kingdom and aviation and facility services businesses in the United States and Europe. The UK specialized staffing business was sold on March 19, 2002, and the US specialized staffing business was sold on October 13, 2000. The US and European aviation and facility services businesses were sold on December 29, 2000. In addition, on December 28, 2000, AHL abandoned operations of a division of marketing support services that was engaged in the store set-up business. The closing of this division, formerly called PIMMS, was completed on March 16, 2001.

AHL was incorporated in Georgia in 1997. Our corporate headquarters are located at 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209. Our telephone number is (703) 528-9688.

RECENT DEVELOPMENTS

On March 31, 2003, AHL announced that an affiliate (the “Purchaser”) of CGW Southeast Partners IV, L.P. (“CGW”), a private equity firm specializing in middle-market investments, and certain AHL officers, directors and shareholders (the “Continuing Shareholders”) have agreed to acquire the outstanding shares of AHL not already held by CGW and the Continuing Shareholders through a proposed merger of AHL and the Purchaser (the “proposed merger”). The proposed merger, if completed, would constitute a going private transaction and would result in AHL no longer being publicly traded and no longer filing annual, quarterly and current reports with the SEC. In the proposed merger, holders of AHL’s common stock at the time of the proposed merger, other than Frank A. Argenbright, Jr., our Chairman, Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall, our chief executive officer, and Caledonia Investments plc, each of whom is a Continuing Shareholder, will receive $1.50 in cash for each share of AHL common stock held by such shareholder immediately prior to the proposed merger. Each share of AHL common stock held by the Continuing Shareholders will be converted into 1.5 shares of AHL’s newly-created Series B participating preferred stock. Following the transaction, the Continuing Shareholders will maintain an approximate 40% equity interest in AHL, and CGW will own the remaining equity interest of approximately 60%.

The proposed merger is expected to be completed in the third quarter of fiscal year 2003. The transaction is subject to the approval of the holders of a majority of AHL’s outstanding common stock, as well as the approval of a majority of the shares of AHL common stock not held by the Continuing Shareholders. It is also subject to CGW obtaining necessary financing and other customary closing conditions.

In addition, in connection with the proposed merger, AHL obtained the consent of its senior secured lenders to further extend the maturity date under its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the proposed merger is cancelled, in which event it will expire on the date the proposed merger is cancelled.

INDUSTRY OVERVIEW

The market for outsourced business services has evolved as companies increasingly outsource non-core functions. The outsourcing company provides on-site management of staff, assumes responsibility for a particular function and shares in the economic benefits derived from improved execution of the function. As businesses centralize purchasing decisions and seek to reduce the number of vendors with whom they do business, the ability of providers to offer national and international coverage is growing in importance. These trends, as well as the increasing need for capital and management depth for growth, are creating consolidation opportunities in the highly fragmented outsourcing services industry.

Marketing support services include a broad spectrum of activities that are required to implement a company’s strategies and plans. Important segments of the marketing support services industry include customer contact management, fulfillment, merchandising, direct mail, lead generation, Web design, database management and mining, continuity, loyalty, promotions and market research. The marketing support services industry is large, with significant growth expected as companies place greater emphasis on retaining existing customers by appealing to them on a more personalized basis.

We believe that a fundamental change is occurring across marketing industries—the move to customer centricity. Marketing has always been focused on the customer, but in the recent past has been hampered by the lack of customer specific information and slower than desired product development, delivery and execution. Explosive growth of the Internet and the introduction of sophisticated business intelligence applications have changed marketing at the most fundamental level. Technology has focused marketing programs on the individual rather than the generic masses.

The move to one-on-one interactive marketing and real time delivery has forced many companies to look outside their own marketing divisions to augment, enhance and extend their marketing execution capabilities. There is increasing demand for customer contact management, on both the customer service side as well as through customer analytics and profiling. Fulfillment and merchandising are also in demand as companies accelerate product development and sales and marketing campaign cycles. Many companies are seeking seamless customer service, fulfillment and merchandising services to ensure every customer has access to products whether the ‘store’ is down the street or online.

Temporary staffing is used primarily to manage short-term fluctuations in employment needs. Those needs may arise due to the seasonal nature of certain businesses or the geographic allocation of employment resources. Temporary staffing is also utilized in highly regulated employment countries to satisfy longer term needs to provide flexibility in the event of a change in demand for services or products. The dynamics of the temporary staffing industry make it highly sensitive to fluctuation in the broader economy. As a result, the industry is early cyclical, meaning that upon early signs of improving demand, companies tend to hire temporary rather than permanent workers.

With approximately 40 million employees, the German labor market has the potential to be one of the largest staffing markets globally. However, Germany continues to have restrictive regulations for temporary staffing, resulting in a relatively low penetration rate as compared to other European countries. Recent German legislation includes provisions that would remove many of the regulatory barriers to using temporary staffing to satisfy businesses’ employment flexibility requirements.

STRATEGY

In 2002, AHL focused on expanding its marketing support services to existing clients and creating operating efficiencies within its marketing support services businesses. Our marketing support services businesses serve a diverse group of long-term clients. We expect to leverage our strong client base to continue to grow our business in 2003. Our specific strategies include:

Partnering with clients at a higher level within the organization to meet their marketing needs.    For more than two years, we have targeted business development efforts to senior marketing executives in five primary industries: consumer products, automotive, entertainment, retail and financial services. Demonstrating our industry expertise and our service offerings to senior levels within our clients’ organizations has proven beneficial to both AHL and our clients. We believe this strategic focus is the primary reason AHL has seen growth in these industries.

Exploiting merchandising market opportunities.    The retail merchandising market is fragmented with predominantly unsophisticated competitors. Most outsource merchandising companies are small family operations that do not have the skills or resources to satisfy complex demands of Fortune 500 companies and large retailers. Furthermore, manufacturers’ internal organizations are expensive, burdened with heavy overhead costs and subject to chronic downsizing as retailers continue to transfer costs and squeeze manufacturers’ margins. Companies with internal merchandising groups are aligning with outsource partners to handle surge periods. As one of the largest merchandising suppliers with a guarantee of superior quality and execution, we believe we are well positioned to benefit from these market opportunities.

Transforming merchandising revenue base and building continuity business.    Our primary initiatives in transforming our revenue base include (1) eliminating business with unprofitable projects and chronic slow payers and (2) building our revenue base around a premier client list. For 2003, we are focused on building a foundation for large continuity business. We expect to accomplish this objective by targeting in-house merchandising organizations and focusing on large premier clients. In addition, we will focus on converting one-time projects to a continuity-based business.

Continuing to upgrade and improve facilities.    We have invested significantly in new facilities over the past few years. Within our trade promotion and fulfillment business, we have consolidated seven warehouses into one large 400,000 square feet facility, which significantly reduced our operating costs in 2002, while increasing available capacity. In 2003, we have already expanded our operations by opening warehouse facilities in Pennsylvania and Ontario, Canada. In 2003 and 2004, we intend to upgrade facilities for our Minnesota-based consumer fulfillment operations. We also intend to continue expansion of our customer service facilities in Canada.

Improving merchandising service quality.    We have begun several initiatives to improve the quality of our merchandising service. Among these key initiatives are: (1) changes in merchandiser reporting and monitoring to allow us to guarantee 95% completion on time and 100% completion within 24 hours of commitment, (2) movement to Internet reporting in order to allow clients on-line access to store execution updates, and (3) movement to merchandisers with Internet access which will allow faster and less costly communications with merchandisers.

Developing and enhancing information technology systems.    In 2003, we will evaluate additional value-added warehouse management modules to incorporate into our enterprise Oracle-based platform, Global Enterprise Management (“GEM”). We believe it will be cost effective to select off-the-shelf components for resource scheduling and labor planning. Also, in 2003 we intend to upgrade our retail merchandising platform to create the additional capacity required by our new e-merchandising offering. We are also launching new web based reporting and modeling systems that we believe are the leading edge in the marketing support services industry.

Continuing to reduce operating costs.    We have begun several initiatives that will reduce our operating costs. These initiatives include (1) increased application of technology throughout operations; (2) standardization of technology platforms as discussed previously; (3) focus on economies of scale and productivity gains;

(4) utilization of cross-business teams to develop and implement consistent procedures and measurements; and (5) measurement of performance against standards in each facility.

SERVICES PROVIDED

The following table presents the percentage of AHL’s revenues by business line for the periods shown:

	2002	2001	2000
Marketing support services	48%	51%	60%
German specialized staffing services	52%	49%	40%

Total	100%	100%	100%

Marketing Support Services

Our marketing support services are performed by two operations: Archway Marketing Services (“Archway”), formerly known as Gage Marketing Services, and ServiceAdvantage. Archway provides consumer promotion and fulfillment services, which includes customer service operations, and trade promotion and fulfillment services. Archway has fulfillment centers located in Detroit, Michigan; Minneapolis, Minnesota; Kankakee, Illinois; Los Angeles, California; Allentown, Pennsylvania; Toronto, Canada; and Juarez, Mexico. Archway’s customer service centers are located in both the United States and Canada. Our ServiceAdvantage operations provide retail merchandising services across the United States through a network of field offices, with sales offices in Minneapolis, Minnesota; Troy, Michigan; Bentonville, Arkansas; and Taylorville, Illinois.

We provide a comprehensive array of marketing support services, enabling us to execute and administer complex, multifaceted marketing programs for our clients. These programs include the following:

Consumer Promotion and Fulfillment Services

Our consumer fulfillment services link our clients and their consumers through a broad range of marketing programs, including the execution of rebate and premium programs, sweepstakes and continuity marketing programs. We believe we are one of the largest and best-recognized providers of these services in the United States.

Consumer fulfillment is an important method of building loyalty for our client’s customers, and we provide integrated programs that include customer database management, processing and fulfilling orders. Our execution and administration of consumer promotion programs and direct response fulfillment services typically involve:

•	developing systems to meet client specific requirements and reports;

•	receiving consumer orders, via mail, telephone or the Internet;

•	processing the order for compliance and validation of materials submitted;

•	fulfilling the order by developing or selecting from inventory the refund, coupon, premium, sample or merchandise;

•	packing, labeling and shipping the order to the consumer;

•	reporting program results to the client, either by mail or electronically;

•	providing customer service regarding the product, promotion or order status; and

•	providing related data entry services, including information from warranty cards, credit cards and promotion media.

We also provide customer service support for order processing and service inquiries in both business-to-consumer and business-to-business marketplaces. We provide highly customized inbound customer contact and help-care services utilizing state-of-the-art technology and processes. Transactions include order processing and inquiries relating to billing, product information, product uses, product problems or concerns and client services. We have particular expertise in consumer electronics, publishing, retail and consumer products.

Our experienced, well-trained professional customer service representatives provide quality customer service via the telephone and the Internet, order entry, data capture and market research, sales and technical support, dealer locating, customer surveys and other linked services with 7-day, 24-hour availability. Our Canadian locations can also accommodate special projects and overflow services.

Trade Promotion and Fulfillment Services

Our trade fulfillment services link our customers and their retail locations or business customers. Many corporations use our trade fulfillment services to distribute point-of-purchase displays, new product introduction literature, posters, banners, demonstration kits, signs, samples and other sales and marketing materials throughout extensive distribution and franchise networks. In providing these services, we:

•	receive, store, control and manage inventory owned by the client;

•	print and personalize trade materials;

•	manage and coordinate shipment of materials;

•	provide database management and information processing services; and

•	operate call centers to process requests for information.

Our dedicated account teams respond quickly and efficiently to Internet, mail, fax and telephone orders. We provide 24/7 access with interactive voice response, electronic data interface, Internet and intranet access. Orders can be processed and shipped within 24 hours, with same day shipping for rush orders.

We provide distribution services for companies seeking to maximize efficiency and speed to market. By acting as the hub for the entire distribution process, we can consolidate shipments for our clients. Our services include:

•	collecting and sorting of memoranda and informational mailings, training and support materials and other communications;

•	packaging and shipping the information; and

•	providing in-bound customer contact support to answer questions and solve problems for the client’s trade channels.

Retail Merchandising Services

We provide merchandising services to major consumer products manufacturers and large retail chains. Our retail merchandising operations help retailers and manufacturers ensure that in-store marketing plans are properly executed, products are properly displayed in the store and product remains available for purchase. We serve some of America’s largest consumer product companies, such as The Gillette Company, The Scotts Company and Eastman Kodak. In addition, we provide these services within the largest retail stores, including Wal-Mart Stores, Inc., Target Corporation and Kmart Corporation.

We provide a broad array of merchandising services on a national, regional, and local basis to manufacturers and retailers, including merchandising services primarily on behalf of consumer product manufacturers at mass merchandisers, drug and retail grocery stores. We provide two principal types of merchandising and sales services: continuity services and project services.

Continuity services.    Continuity services consist of regularly scheduled routed merchandising services provided at the store level for manufacturers. We can provide shared services for multiple manufacturers, including, in some cases, manufacturers whose products are in the same product category.

Project services.    Project services consist primarily of specific in-store services initiated by retailers and manufacturers, such as new product launches, special seasonal or promotional merchandising, focused product support and product recalls. These services are used typically for large-scale implementations. We also perform other project services, such as new store sets and existing store resets, re-merchandising, remodels and category implementations, under shared service contracts or stand-alone project contracts.

Our retail merchandising services provide a vital link between the manufacturers and the consumers to enable manufacturers to track promotional and product responses without being lost in a large superstore.

German Specialized Staffing Services

AHL provides specialized staffing services throughout Germany. We have skilled and semi-skilled workers assisting large, Global 500 clients primarily in the automotive, engineering, aeronautical, food, call center and consumer packaged goods industries. Our employees perform skilled, semi-skilled and customer service tasks. Examples of these workers include electricians, welders, plumbers and mechanics. Although Germany continues to have restrictive regulations for temporary staffing, the restrictive labor market builds consistent demand for strategic temporary services, in which certain companies permanently lease a certain percentage of their staff to keep the highest possible flexibility. This situation is particularly true in the light industrial and automotive segments that AHL operates.

Historically, we also operated specialized staffing businesses in the United Kingdom. On March 19, 2002, we sold our UK specialized staffing services business for $29.5 million in cash. After the sale, 100% of our staffing business is in Germany. We entered the German staffing market in 1998 and through a series of acquisitions have built Germany’s sixth largest specialized staffing company.

MANAGEMENT SYSTEMS

Our internal management systems contribute significantly to our daily operations, financial performance and customer service. We have invested, and will continue to invest, resources in the development of systems to grow and support the business needs of our clients and to provide the internal infrastructure required to deliver real time processing.

Our state-of-the-art marketing and sales support applications and related infrastructure provide the business with order entry and inventory control automation, organized distribution facilities, efficient out-bound logistics and valuable management database and reporting systems. Across all of our business lines, we have utilized technology to simplify, automate and integrate the administrative and management processes that serve our business units.

We utilize an open-systems strategy providing for substantial portability, scalability and flexibility. Technology supports our capacity since growth can be readily and economically accommodated in the core businesses by adding hardware and/or software that is consistent with the information technology strategy.

Our Global Enterprise Management (“GEM”) system is a proprietary, web-enabled, real-time, order entry, inventory management, fulfillment and shipping system that is one of the most advanced in the industry. Our database systems are custom built on Oracle relational databases. The system allows rapid, accurate order execution and high levels of real time inventory management. The GEM framework is designed to be easily customized to implement client specific business rules.

CLIENTS

Marketing Support Services

We provided marketing support services to over 150 clients in 2002, with our current client base consisting primarily of companies engaged in the automotive, consumer products, entertainment and retail industries. We generally enter into one- to three-year contracts with our clients, pursuant to which we agree to provide services for a fixed number of programs per year. The scope and magnitude of the programs are customized to the need of the client. In fiscal 2002, our ten largest marketing support services clients accounted for approximately 40% of our marketing support services revenue, with no client individually exceeding 10% of consolidated revenues. A sample of our marketing support services clients include:

– Best Buy	– Lowe’s Home Improvement Warehouse	– Target Corporation
– General Mills	– Mastercard International	– Toro
– Levi Strauss & Co.	– Publishers Clearing House	– Whirlpool
– Taco Bell

German Specialized Staffing Services

In the German specialized staffing business, we generally enter into contracts with our clients pursuant to which we agree to provide specialized staffing on an as needed basis at a specific rate to the client. In fiscal 2002, our top ten German specialized staffing services customers accounted for approximately 36% of our German specialized staffing services revenue, with one customer, BMW, providing 13% of consolidated revenues. A few of our German specialized staffing services clients include:

– Airbus	– Daimler Chrysler	– EADS
– BMW	– Bombardier	– Siemens

SALES AND MARKETING

Our objective is to develop long-term relationships with existing and potential clients to become the preferred provider of outsourced services. We target large corporations and institutions that have significant outsourcing needs, marketing our services to potential clients through senior management, field managers and our sales force. As part of our operating philosophy, we emphasize building and maintaining relationships with personnel at various levels of our clients’ organizations, including relationships with both senior executives and operating personnel.

The force behind our marketing support services sales and marketing strategy is market penetration through a vertical sales force and focused business unit sales forces. We have developed a sales and marketing infrastructure by marketing category. The following table details our vertical market structure and the percentage of total sales for each category of our marketing support services business.

	2002	2001	2000
Consumer products	43%	35%	30%
Retail	20%	19%	27%
Automotive	13%	16%	13%
Entertainment	5%	4%	5%
All other	19%	26%	25%

Total	100%	100%	100%

COMPETITION

The outsourcing industry is extremely competitive and highly fragmented, with limited barriers to entry. Companies within the outsourcing industry compete on the basis of the quality of service provided, the range of services offered and price. We believe our competitive advantages include our reputation for providing high quality service and our ability to serve large clients. Many of our competitors offer a more limited range of services and focus on a few specific industries.

We compete in national, regional and local markets with outsourcing companies, specialized contract service providers and in-house organizations that provide services to potential clients and third parties. Our principal national competitors include:

•	Marketing support services: Harte-Hanks, Inc., Young America Corporation, DDS Distribution Services Ltd. and Spar Group, Inc.

•	German specialized staffing services: Randstad, Persona, Manpower, Inc., DIS and Adecco SA.

EMPLOYEES

At December 31, 2002, our marketing support services operations had 8,266 employees, as detailed in the table below. We utilize contract employees obtained through agreements with independent employment agencies as business needs dictate. Approximately 6,200 of the non-exempt retail merchandising employees indicated below are part-time non-benefits eligible merchandisers. Approximately 150 employees in Michigan and Minnesota are represented under collective bargaining agreements expiring in 2003 and 2004, respectively. We consider our relations with our employees to be good.

Business unit	Number of non-exempt employees	Number of exempt employees	Total number of employees
Consumer promotion and fulfillment	1,110	157	1,267
Trade promotion and fulfillment	391	180	571
Retail merchandising	6,305	83	6,388
Corporate	2	38	40

	7,808	458	8,266

Our German specialized staffing operations have a large base of skilled and semi-skilled workers assisting large, Global 500 clients primarily in the automotive, engineering, aeronautical, food, call center and consumer packaged goods industries. Our employees perform skilled, semi-skilled and customer service tasks. Examples of these workers include electricians, welders, plumbers and mechanics. At December 31, 2002, we had a total of 5,301 employees in this segment, with 4,992 employees in our specialized staffing operations and 309 administrative employees. None of these employees are parties to collective bargaining agreements.

DIVESTITURES AND ABANDONMENTS

On March 19, 2002, we sold our UK specialized staffing services business for $29.5 million in cash. On December 29, 2000, we sold our US and European aviation and facility services businesses for $185 million in cash to Securicor plc (“Securicor”), a business services company headquartered in the United Kingdom. On October 13, 2000, we sold the assets of our US specialized staffing business to an investor group led by the former President of our Baltimore staffing operation for $22.5 million. On December 28, 2000, we made the decision to abandon operations of our store set-up business unit, formerly called PIMMS.

ACQUISITIONS

The following table details our acquisitions of marketing support services businesses and German specialized staffing services businesses since our incorporation in 1997.

Date of Acquisition	Company	Acquisition Price		Headquarters	Services Provided
		(In Millions)
2000:
July 2000	GFZ	$7.0		Southern Germany	Specialized staffing services
July 2000	HPD	7.4		Eastern Germany	Specialized staffing services

1999:
December 1999	ServiceAdvantage	19.9	(1)	Taylorville, IL	Marketing services
October 1999	BMP	2.7		Hanover, Germany	Specialized staffing services
September 1999	CDI	5.2	(2)	Minneapolis, MN	Marketing services
April 1999	PIMMS	65.0	(3)	Minneapolis, MN	Marketing services
April 1999	MM	1.8		Munich, Germany	Specialized staffing services

1998:
December 1998	Verfurth	12.5		Munster, Germany	Specialized staffing services
August 1998	EMD	42.0		Frankfurt, Germany	Specialized staffing services
July 1998	Gage Marketing Services	81.1	(4)	Minneapolis, MN	Marketing services
April 1998	TUJA	6.0		Munich, Germany	Specialized staffing services

1997:
October 1997	RightSide Up	16.5	(5)	Los Angeles, CA	Marketing services

(1)	Purchase price includes contingent payments accrued at December 31, 2000, and paid in January 2001.
(2)	Integrated into the consumer promotion and fulfillment division of Archway Marketing Services.
(3)	Abandoned on December 28, 2000.
(4)	Purchase price includes $17.0 million in common stock and a $10.0 million subordinated convertible debenture issued to the seller.
(5)	Combined into the trade promotion and fulfillment division of Archway Marketing Services.

These acquisitions were financed with borrowings under our bank revolving Credit Facility (the “Credit Facility”) and proceeds from our follow-on public offering in January 1999.

WHERE YOU CAN FIND MORE INFORMATION

We make our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available (free of charge) on or through our Internet website, located at http://www.ahls.com, as soon as reasonably practicable after they are filed with or furnished to the SEC.

ITEM 2.    PROPERTIES

Our executive headquarters are located in Arlington, Virginia, where we lease 4,400 square feet under an operating lease expiring in December 2003. In addition, our administrative offices are located in Plymouth, Minnesota in facilities under a lease expiring in May 2004.

We maintain 18 offices and facilities for marketing support services in various metropolitan areas in North America as detailed in the table below. All properties are under operating leases, with terms expiring from 2003 to 2016.

Business unit	Number of facilities / offices	Locations	Approximate square footage
Consumer promotion and fulfillment	10	Litchfield, MN; Maple Plain, MN; Plymouth, MN; Chicago, IL; Kankakee, IL; Allentown, PA; El Paso, TX; Juarez, Mexico; Winnipeg and Selkirk, Manitoba, Canada	681,000

Trade promotion and fulfillment	5	Romulus, MI (2); Rogers, MN; Van Nuys, CA; Toronto, Canada	1,275,000

Retail merchandising	3	Taylorville, IL; Troy, MI; Bentonville, AR	55,000

Our German specialized staffing services business currently has 73 branches.

ITEM 3.    LEGAL PROCEEDINGS

We are involved in various routine litigation, disputes and claims in the ordinary course of business, primarily related to employee and customer contract issues. While unfavorable outcomes are possible, management believes that resolving these matters will not have a material effect on the results of operations or financial condition of AHL.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5.    MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER

MATTERS

We completed our initial public offering on March 27, 1997, and our common stock was traded on the Nasdaq National Market under the symbol “AHLS.” We were notified on October 12, 2002 by the Nasdaq National Market that our closing bid price had failed to meet the minimum bid requirement of $1.00 for the previous 30 consecutive trading days. We were provided a 90 day grace period until January 13, 2003, to regain compliance. Because we were not able to maintain a bid price over $1.00 for 10 consecutive trading days prior to this date, effective February 3, 2003, our common stock began trading on the Nasdaq SmallCap Market under the symbol “AHLS”. The transfer to the Nasdaq SmallCap Market extended AHL’s grace period to achieve a $1.00 minimum bid price per share for the common stock to April 14, 2003. On April 14, 2003, we were notified by Nasdaq that we had regained compliance with the Nasdaq SmallCap Market’s minimum bid price per share requirement and that Nasdaq has closed its review of the matter.

The following table sets forth the high and low sales prices per share for the common stock, for the periods indicated, as reported by the Nasdaq National Market.

	High	Low
2002:
First Quarter	$3.100	$1.980
Second Quarter	$3.350	$1.710
Third Quarter	$2.150	$0.380
Fourth Quarter	$0.990	$0.140

2001:
First Quarter	$11.500	$7.500
Second Quarter	$8.688	$6.016
Third Quarter	$8.125	$1.600
Fourth Quarter	$3.130	$1.210

On April 1, 2003, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $1.34 per share, and there were 81 registered holders of record of our common stock.

DIVIDEND POLICY

We have never paid any dividends on our common stock and currently intend to retain all earnings to finance continued growth of our business for the foreseeable future. The payment of any dividends will be at the discretion of our board of directors and will depend upon, among other things, results of operations, financial condition, Credit Facility terms, cash requirements and other factors deemed relevant by the board of directors. Under the terms of our current Credit Facility, we are prohibited from paying dividends.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information as of December 31, 2002 about our common stock that may be issued under the exercise of options, warrants and rights under our equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (1)	2,530,000	$6.97	1,919,050
Equity compensation plans not approved by security holders (2)	330,000	$8.25	—

Total	2,860,000		1,919,050

(1)	Includes shares issuable upon the exercise of options granted under our 1997 Stock Incentive Plan. For a description of our 1997 Stock Incentive Plan, see Note 8 to our Consolidated Financial Statements.
(2)	Includes shares issuable upon the exercise of options granted in a private placement to a former director of AHL. The options expire December 2004.

ITEM 6.    SELECTED FINANCIAL DATA

The following selected financial data are qualified by reference to and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this report. The selected financial data presented below as of and for each of the fiscal years in the three-year period ended December 31, 2002, have been derived from our financial statements, which have been audited by independent public accountants. AHL’s consolidated financial statements for fiscal years 2001, 2000, 1999 and 1998 have been restated to reflect the reclassification of our German specialized staffing business from discontinued operations to continuing operations. See Note 2 to the Consolidated Financial Statements. The reclassification adjustments for the two fiscal years ending December 31, 1999 have not been audited by independent public accountants. Except as otherwise stated, all amounts represent continuing operations of AHL.

	Fiscal Year Ended December 31, (1) (2)
	2002	2001	2000	1999	1998 (3)
		(as restated)	(as restated)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Revenues (4)	$264,575	$276,828	$322,596	$268,754	$106,964
Income (loss) from continuing operations (4) (5) (6)	$(52,086)	$(98,816)	$(46,539)	$11,351	$5,218
Income (loss) from discontinued operations	$114	$(17,821)	$49,908	$8,243	$7,905
Cumulative effect of change in accounting principle (6)	$(20,723)	$—	$—	$—	$—
Net income (loss)	$(72,695)	$(116,637)	$3,369	$19,594	$13,123

Basic earnings (loss) per share:
Income (loss) from continuing operations	$(3.42)	$(6.46)	$(2.87)	$0.66	$0.38
Income (loss) from discontinued operations	$0.01	$(1.17)	$3.08	$0.48	$0.57
Cumulative effect of change in accounting principle	$(1.36)	$—	$—	$—	$—

Net income (loss)	$(4.77)	$(7.63)	$0.21	$1.14	$0.95

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(3.42)	$(6.46)	$(2.87)	$0.64	$0.36
Income (loss) from discontinued operations	$0.01	$(1.17)	$3.08	$0.47	$0.55
Cumulative effect of change in accounting principle	$(1.36)	$—	$—	$—	$—

Net income (loss)	$(4.77)	$(7.63)	$0.21	$1.11	$0.91

	December 31,
	2002	2001	2000	1999	1998
		(as restated)	(as restated)	(unaudited)	(unaudited)
	(In thousands)
Balance Sheet Data:
Total assets	$150,302	$264,810	$356,250	$493,162	$321,887
Debt	$72,696	$104,149	$68,176	$216,364	$169,726
Shareholders’ equity	$12,718	$86,109	$206,216	$221,298	$105,688

(1)

Reported results from continuing operations include the marketing support services businesses in the United States and the specialized staffing services businesses in Germany. The marketing support services businesses include the operations of the PIMMS store set-up business from its date of acquisition through its date of abandonment.
(2)	Our United States operations’ fiscal year ends on the last Friday in December. Fiscal years 2002, 2001, 2000 and 1998 consist of 52 weeks. Fiscal year 1999 consists of 53 weeks.
(3)	Reported results from continuing operations for fiscal 1998 include the operations of Gage Marketing Services, now known as Archway Marketing Services, from its acquisition date of July 1998 through the end of the year. Reported results from continuing operations for fiscal 1998 also include the operations of three acquisitions of German specialized staffing services from their respective dates of acquisition through the end of the year.
(4)	Reported results from continuing operations include the abandoned PIMMS store set-up business which closed operations on March 16, 2001. Revenues from PIMMS were $0.9 million, $36.6 million and $36.3 million for fiscal years 2001, 2000 and 1999, respectively. Income (loss) from continuing operations from the PIMMS business was $(1.5) million, $(49.3) million and $1.9 million for fiscal years 2001, 2000 and 1999, respectively.
(5)	Fiscal 2001 loss from continuing operations includes $35.3 million in non-recurring charges and $45.9 million in impairment charges as further discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
(6)	Fiscal 2002 loss from continuing operations includes $49.3 million in impairment charges on goodwill, recorded pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142. AHL also recorded a $20.7 million impairment of goodwill classified as a cumulative effect of change in accounting principle with the adoption of SFAS No. 142. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. For pro forma effects on net income related to goodwill that is no longer being amortized in accordance with SFAS No. 142, see Note 3 to the Consolidated Financial Statements.

ITEM 7.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to the risks discussed in this report.

OVERVIEW

AHL, headquartered in Arlington, Virginia, is a leading provider of outsourced business services, including marketing support services in the United States and specialized staffing services in Germany. Our marketing support services strategic offerings include consumer promotion and fulfillment services, trade promotion and fulfillment services and retail merchandising. Our specialized staffing services provide electricians, welders, plumbers, customer service representatives and industrial workers for clients throughout Germany. Clients span a range of Global 500 companies, including major enterprises in the automotive, consumer products, entertainment and retail sectors.

Our 1998 acquisition of Gage Marketing Services, now known as “Archway Marketing Services”, which has been in the marketing support services business for over 50 years, provided us with experienced personnel that have an understanding of the industry. Our integrated marketing execution solutions enhance the effectiveness and efficiency of many of the world’s most respected marketing companies. We deliver programs developed by manufacturers, retailers, service providers and advertising agencies, and are active in both business-to-consumer and business-to-business arenas. Our successful delivery of our marketing service offerings has enabled us to establish long-term client relationships with many of the largest companies in the world, with partnerships extending over several decades.

Historically, our specialized staffing operations also included operations in the United Kingdom and the United States. On March 19, 2002, we sold our UK specialized staffing services business for $29.5 million in cash. On October 13, 2000, we sold the assets of our US specialized staffing business to an investor group led by the former President of our Baltimore staffing operation for $22.5 million. In previous years, we also operated aviation and facility services businesses. On December 29, 2000, we sold our US and European aviation and facility services businesses for $185 million in cash to Securicor. In addition, on December 28, 2000, we abandoned operations of a division of marketing support services that was engaged in the store set-up business. The closing of this division, formerly called PIMMS, was completed on March 16, 2001.

We have restated and reclassified our financial statements for each of the two years ended December 31, 2001. Except as otherwise stated herein, all information reflects such restatements and reclassifications.

The operating results, including impairment charges and related balance sheet accounts, of AHL’s German specialized staffing services business have been reclassified from discontinued operations to continuing operations in the consolidated financial statements for all periods presented. Beginning in the third quarter of 2001 and continuing into the fourth quarter of 2002, these operations were being actively marketed for sale and were therefore presented in accordance with Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” as discontinued operations. This reclassification to continuing operations was required as a result of AHL’s proposed merger and our decision to cease marketing these operations.

In addition, we have determined that certain items of expense were incorrectly reported in our previously issued 2000 and 2001 financial statements. These items principally relate to the accounting for rent escalation clauses in leases, the computation of expense related to worker’s compensation exposures, the treatment of foreign exchange rate changes on intercompany borrowings and the recognition of liabilities and related expense related to restructuring and other charges. The most significant item relates to the determination of valuation allowances related to AHL’s net deferred tax asset. In 2001, at a time when we had incurred “significant cumulative losses” as defined by SFAS No. 109, “Accounting for Income Taxes”, we recognized a net deferred tax asset. This amount should have been reserved for through the recognition of an additional valuation allowance. While we do not believe that these adjustments were material to the 2000 or 2001 financial statements, they are required under generally accepted accounting principles and, if left uncorrected, their impact on 2002 or thereafter could be material. Accordingly, these items have been corrected in the accompanying restated 2000 and 2001 financial statements.

RECENT DEVELOPMENTS

On March 31, 2003, AHL announced that the Purchaser and the Continuing Shareholders have agreed to acquire the outstanding shares of AHL not already held by CGW and the Continuing Shareholders through a proposed merger of AHL and the Purchaser. The proposed merger, if completed, would constitute a going private transaction and would result in AHL no longer being publicly traded and no longer filing annual, quarterly and current reports with the SEC. In the proposed merger, holders of AHL’s common stock at the time of the proposed merger, other than the Continuing Shareholders, will receive $1.50 in cash for each share of AHL common stock held by such shareholder immediately prior to the proposed merger. Each share of AHL common stock held by the Continuing Shareholders will be converted into 1.5 shares of AHL’s newly-created Series B participating preferred stock. Following the transaction, the Continuing Shareholders will maintain an approximate 40% equity interest in AHL, and CGW will own the remaining equity interest of approximately 60%.

The proposed merger is expected to be completed in the third quarter of fiscal year 2003. The transaction is subject to the approval of the holders of a majority of AHL’s outstanding common stock, as well as the approval of a majority of the shares of AHL common stock not held by the Continuing Shareholders. It is also subject to CGW obtaining necessary financing and other customary closing conditions.

In addition, in connection with the proposed merger, AHL obtained the consent of its senior secured lenders to further extend the maturity date under its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the proposed merger is cancelled, in which event it will expire on the date the proposed merger is cancelled.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. As such, management is required to make certain estimates, judgments and assumptions that they believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition

We derive our marketing support services revenue primarily from three sources: (1) consumer promotion and fulfillment services, (2) trade promotion and fulfillment services and (3) retail merchandising services. Within our consumer promotion and fulfillment services operations, our call centers recognize revenue based on the number of calls and agents assigned, according to written pricing agreements. Our consumer and trade promotion and fulfillment services operations record revenue at the conclusion of the material selection, packaging and shipping process. Our retail merchandising services operations recognize revenue as services are rendered, based on contracted hourly billing rates. In general, we recognize revenues as programs are completed, services are rendered and/or as products are shipped in accordance with the terms of the contracts. Some of the contracts include postage and other items purchased by us as an agent on behalf of our client, who generally dictates all facets of the transaction, including the common carriers and level of postage class to be used. For these items, we record the net billings to our customers as revenue. Unbilled revenue is recorded in certain situations when the materials have been shipped, but invoicing did not occur until the subsequent accounting period. Work in process consists of labor and material costs for fulfillment programs and merchandising support services provided to customers that have not been completed. Work in process is not included in revenue at the end of an accounting period. Our German specialized staffing services operations record revenue as services are rendered, based on contracted hourly billing rates.

During the years ended December 31, 2002 and 2001 we had one customer in our German specialized staffing services operations that accounted for greater than 10% of revenues from continuing operations. During the year ended December 31, 2000, there were no customers that individually exceeded 10% of revenues from continuing operations.

Allowance for doubtful accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by management’s review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While credit losses have historically been within management’s expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Self-insurance and other reserves

We participate in partially self-insured, high-deductible workers’ compensation and auto insurance plans for our US operations, while our German operations participate in a mandatory government insurance plan. For our US plans, exposure is limited per occurrence ($250,000 for workers’ compensation and auto liability claims) and in the aggregate. In addition, we are partially self-insured for health claims for certain US employees. Reserves are estimated for both reported and unreported claims. The determination of our obligation and expenses for workers’ compensation, auto and health insurance is dependent on certain assumptions used in calculating such amounts. Those assumptions include, among others, projected claims and the rate of increase in compensation and health care costs. We recognize these obligations on an undiscounted basis. Revisions to estimated reserves are recorded in the periods in which they become known. While there can be no assurance that actual future claims will not exceed the amount of our reserves, in the opinion of our management, any future adjustments to estimated reserves included in the accompanying consolidated balance sheets will not have a material impact on the consolidated financial statements.

As part of the strategic review of operations performed during 2001, we recorded additional reserves for various items, including costs of buying out unattractive or redundant leases, severance costs incurred in conjunction with the closing of the Atlanta corporate offices, legal and other expenses related to the abandoned PIMMS operation and other related items. Significant management judgment was required in determining the amount of these reserves, and while there can be no assurance that future costs will not exceed the amount of our reserves, in the opinion of our management, any future adjustments to estimated reserves included in the accompanying consolidated balance sheets will not have a material impact on the consolidated financial statements.

Impairment of long-lived assets

Our long-lived assets include goodwill and intangibles. At December 31, 2002, we had $62.0 million in goodwill and $4.0 million in net intangible assets, accounting for approximately 44.8% of our total assets.

In July 2001, Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, was issued. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and a test for impairment of goodwill and intangibles with indefinite lives annually, and more frequently if events and circumstances indicate that the carrying amounts may not be recoverable.

AHL adopted the provisions of SFAS No. 142 effective January 1, 2002. Utilizing the services of an independent third party valuation expert, AHL performed a valuation of its goodwill utilizing a combination of discounted cash flows, the quoted market price of our common stock and a comparison to the value of comparable companies in our industry. Based on this analysis, we recorded an impairment charge in the amount of $20.7 million which is reflected as a cumulative change in accounting principle in the accompanying consolidated statements of operations. AHL’s marketing support services business completed its annual impairment analysis in the fourth quarter of 2002 and recorded an impairment charge in the amount of $45.1 million. AHL’s German specialized staffing services business recorded an impairment charge of $4.2 million in the second quarter of 2002.

Prior to AHL’s adoption of SFAS No. 142, it accounted for goodwill and intangible assets under the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. Under SFAS No. 121, we reviewed our long-lived assets, including goodwill and identifiable intangibles, for impairment whenever events or changes in circumstances indicated that the carrying amount of such assets may not be recoverable. Our evaluation entailed a comparison between our undiscounted cash flows expected to be generated over the remaining life of our long-lived assets to the carrying value of these assets. If the amount of our expected undiscounted cash flows exceeded the carrying amount of these long-lived assets, no impairment was deemed to exist. We utilized the most recent operating budgets and forecasts used by management when performing this evaluation. During 2001, we committed to a plan to sell our German specialized staffing business. Accordingly, we applied the provisions of APB No. 30, which required that the German subsidiaries’ net assets be recorded at their estimated net realizable value, which is equal to the amount of our estimate of net proceeds on the sale of the business. In applying these provisions, we recorded impairment charges totaling $45.9 million on our German specialized staffing services business in the third and fourth quarters of 2001 and $4.2 million during the second quarter of 2002. In conjunction with our reclassification of the German net assets and operations to continuing operations, these impairment charges have been reflected as a reduction of goodwill and included in income from continuing operations during their respective periods.

Valuation of deferred tax assets

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Due to our historical operating losses, we have established a valuation allowance against all of our deferred tax assets.

Discontinued operations

In conjunction with our proposed merger, we have ceased separately marketing for sale our German specialized staffing services business. Accordingly, we have determined that our German specialized staffing services business will be treated as a continuing operation for the fiscal year ended December 31, 2002. In order to present consistent treatment for our results of operations for the fiscal years ended December 31, 2001 and 2000, we have reclassified our German specialized staffing operations from discontinued operations to continuing operations in our financial statements for such years.

Our financial statements were prepared using discontinued operations accounting for the divested US and European aviation and facility services and US and UK specialized staffing services businesses. Under discontinued operations accounting, we accrued estimates of our expected liabilities related to discontinued operations through their eventual discharge, which, in many cases, was expected to be several years in the future. At December 31, 2002, $18.0 million was recorded as the total liability remaining for the final settlement on the sale of the aviation and facility services businesses, in accordance with the settlement agreement effective April 12, 2002.

RESULTS OF OPERATIONS

We derive our marketing support services revenue primarily from three sources: (1) consumer promotion and fulfillment services, (2) trade promotion and fulfillment services and (3) retail merchandising services. Within our consumer promotion and fulfillment services operations, our call centers recognize revenue based on the number of calls and agents assigned, according to written pricing agreements. Our consumer and trade promotion and fulfillment services operations record revenue at the conclusion of the material selection, packaging and shipping process. Our retail merchandising services operations recognize revenue as services are rendered, based on contracted hourly billing rates. In general, we recognize revenues as programs are completed, services are rendered and/or as products are shipped in accordance with the terms of the contracts. Some of the contracts include postage and other items purchased by us as an agent on behalf of our client. For these items, we record the net billings to our customers as revenue.

Our specialized staffing services operations record revenue as services are rendered, based on contracted hourly billing rates.

Cost of services represents the direct costs, consisting primarily of wages and related benefits, attributable to a specific contract, as well as certain related expenses such as workers’ compensation and other direct labor-related expenses.

Operating expenses represent primarily fixed expenses which support business operations, such as plant management, facility expenses (such as rent, utilities and communication costs), equipment leasing, maintenance, information technology expenses, sales, marketing, finance, human resources and divisional management.

Corporate general and administrative expenses include the cost of the corporate management team and corporate, legal, audit and outside service fees incurred to support and manage our operations and facilities.

The following table sets forth consolidated statements of operations data as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2002	2001	2000
		(as restated)	(as restated)
Revenues	100.0%	100.0%	100.0%
Cost of services	56.3	57.5	55.9

Gross margin	43.7	42.5	44.1

Costs and expenses:
Operating	37.8	46.8	38.3
Corporate general and administrative	1.2	5.4	2.3
Depreciation and amortization	2.5	7.1	3.9
Impairment charges	18.6	16.6	18.7
PIMMS abandonment costs	—	0.9	2.0

Operating loss	(16.4)	(34.3)	(21.1)

Interest expense, net	4.6	2.8	2.2
Other expense	0.1	0.1	0.1

Loss from continuing operations before income taxes	(21.1)	(37.2)	(23.4)
Income tax benefit	(1.4)	(1.5)	(9.0)

Loss from continuing operations	(19.7)	(35.7)	(14.4)

Discontinued operations:
Income (loss) from operations, net of taxes
US and UK specialized staffing services businesses	—	—	2.3
US and European aviation and facility services businesses	—	—	(1.8)
Gain (loss) on sale of businesses, net of taxes
US and UK specialized staffing services businesses	—	(3.4)	(0.5)
US and European aviation and facility services businesses	—	(3.0)	15.5

Income (loss) from discontinued operations	—	(6.4)	15.5

Net income (loss) before cumulative effect of change in accounting principle	(19.7)	(42.1)	1.1
Cumulative effect of change in accounting principle	(7.8)	—	—

Net income (loss)	(27.5%)	(42.1%)	1.1%

FISCAL 2002 COMPARED TO FISCAL 2001

Reported results of continuing operations for 2002 and 2001 include the marketing support services business and the German specialized staffing business. Results of continuing operations for 2001 also include the PIMMS store set-up business, which ceased operations during the first quarter of 2001. Discontinued operations for 2002 include the divested UK specialized staffing business. Discontinued operations for 2001 include the divested UK specialized staffing services business and the divested US and European aviation and facility services businesses.

Revenues.    Consolidated revenues decreased $12.2 million, or 4%, to $264.6 million for fiscal 2002 from $276.8 million for fiscal 2001. Revenue from our marketing support services segment decreased to $127.6 million in 2002, from $141.3 million in 2001. Marketing support services revenues for fiscal 2001 included $0.9 million from the abandoned PIMMS operation. Revenue from our German staffing services operations increased marginally to $136.9 million for 2002, from $135.5 million in 2001. Sales in our marketing support services operations were negatively impacted in 2002 by the effect of the slow-down in the economy on our customers and the reduction in services outsourced to our merchandising services operations by a major retailer that is in bankruptcy proceedings.

Cost of Services.    Cost of services decreased $10.1 million, or 6%, to $149.0 million for fiscal 2002 from $159.1 million for fiscal 2001. As a percentage of revenues, cost of services decreased to 56.3% for 2002 from 57.5% for 2001. Cost of services for fiscal 2001 included $0.4 million for the abandoned PIMMS operation. Excluding the costs from PIMMS, cost of services decreased $9.7 million, or 6%. The decrease in cost of services is a result of the direct reduction in variable costs, including labor and related costs and material costs, associated with the reduction in sales between years from our marketing support services operations. This decrease was due primarily to labor and shipping cost reduction programs implemented across all of marketing support services.

Gross Margin.    Gross margin decreased $2.1 million, or 2%, to $115.6 million for fiscal 2002 from $117.7 million for fiscal 2001. As a percentage of revenues, gross margin increased to 43.7% for 2002 from 42.5% for 2001. Gross margin for fiscal 2001 included $0.5 million from the abandoned PIMMS operation. The decrease is due to the reasons discussed above.

Operating Expenses.    Operating expenses decreased $29.6 million, or 23%, to $100.1 million for fiscal 2002 from $129.7 million for fiscal 2001. As a percentage of revenues, operating expenses for fiscal 2002 decreased to 37.8%, from 46.8% in fiscal 2001. Operating expenses for fiscal 2001 included $0.5 million from the abandoned PIMMS operations. In addition, in the third and fourth quarters of 2001, due to the difficult economic environment, we performed a strategic review of marketing support services operations and recorded charges to operating expenses of $15.7 million for 2001. These charges consisted of $4.4 million for estimated uncollectible accounts receivable; $3.7 million for the estimated costs of buying out unattractive or redundant leases; $3.3 million for workers’ compensation claims, legal and other expenses related to the abandoned PIMMS operation; and $4.3 million for severance, legal, bonus and other costs associated with our efforts to streamline operations. We also recorded an additional charge of $2.9 million to reserve against an outstanding receivable for a customer in bankruptcy proceedings in the fourth quarter of 2001. Excluding the costs from the abandoned PIMMS operations and the identified additional charges, operating expenses decreased $10.5 million, or 9%. Approximately $0.9 million of the decrease can be attributed to cost savings gained in our marketing support services operations on lease, maintenance and utility costs from the consolidation of several warehouses into one new facility in late 2001, and to cost savings gained from initiatives implemented in early 2002 to reduce operating costs across all divisions. In addition, approximately $0.6 million of the decrease is due to the settlement of three legal disputes in the third and fourth quarters of 2002 for less than the amount reserved in 2001, with an additional $0.4 million of related legal fee expense reversed in the fourth quarter. Approximately $0.6 million of the decrease is due to the collection of amounts in 2002 which were charged against bad debt expense in the fourth quarter of 2000, in addition to a fourth quarter reversal of an over allowance of bad debt reserve of $0.2 million on a customer in bankruptcy proceedings. Approximately $0.5 million of the decrease is due to favorable settlements on facility and equipment lease terminations. Our German operations also implemented an operating cost reduction plan in early 2002, resulting in reduced headcount and related costs in all areas of operations. Excluding the effect of PIMMS and the special charges, as a percentage of revenues, operating expenses decreased to 37.8% for fiscal 2002 as compared to 40.0% for fiscal 2001.

Corporate General and Administrative.    Corporate general and administrative expenses decreased $11.8 million, or 79%, to $3.1 million for fiscal 2002 from $14.9 million for fiscal 2001. As a percentage of revenues, corporate general and administrative expenses decreased to 1.2% from 5.4% in fiscal 2001. As part of the strategic review of operations during 2001, corporate general and administrative expenses for fiscal 2001 included charges of $10.3 million, consisting of $3.7 million to adjust the note receivable balance due from the sale of our US specialized staffing businesses to an estimated net realizable value; a charge of $3.3 million to expense various business development costs incurred which, based on the economic environment, would not be realized; lease charges of $0.8 million incurred in conjunction with the closing of the Atlanta corporate offices and $2.5 million of severance costs for twelve employees. Excluding these charges and the effect on revenue from PIMMS, corporate general and administrative expense decreased $1.5 million, or 33%, and as a percentage of revenues, these expenses decreased to 1.2% for fiscal 2002 as compared to 1.7% for fiscal 2001, due to cost savings in 2002 from reductions in personnel and occupancy costs from the closing of the Atlanta office.

Depreciation and Amortization.    Depreciation and amortization expense decreased $13.1 million, or 66%, to $6.6 million for fiscal 2002 from $19.7 million for fiscal 2001. As a percentage of revenues, depreciation and amortization expense decreased to 2.5% from 7.1% for 2001. As part of the strategic review of marketing operations during 2001, we recorded charges to depreciation and amortization expense of $6.4 million consisting of $2.9 million for various equipment and leasehold improvements at the facilities replaced during 2001 and $3.5 million for internally developed software which was replaced during 2001. Depreciation and amortization for fiscal 2001 included approximately $5.9 million of goodwill amortization expense which is no longer being amortized in accordance with SFAS No. 142. Excluding the charges and the amortization of goodwill, depreciation and amortization decreased $0.8 million, or 11%, and as a percentage of revenues, excluding the effect on revenues PIMMS, depreciation and amortization remained consistent between fiscal 2002 and fiscal 2001.

Impairment Charges.    Impairment charges in fiscal 2002 represent a write down of goodwill in the marketing support services business of $45.1 million recorded in the fourth quarter of 2002 under the annual goodwill impairment analysis performed pursuant to SFAS No. 142. We recorded a $4.2 million write down of goodwill on our German specialized staffing operations in the second quarter of 2002 resulting from the estimated loss on disposal of German operations in accordance with APB No. 30. In 2001, our German specialized staffing operations recorded impairment charges of $25.0 million in the third quarter and an additional $20.9 million in the fourth quarter to represent the then current estimate of the net realizable value of the business.

PIMMS Abandonment Costs.    PIMMS abandonment costs represent severance and other related costs on the abandonment of the PIMMS operation. We completed the closing of the PIMMS operation on March 16, 2001. We took a charge for the related severance expense of $2.5 million for 2001.

Operating Loss.    Operating loss was ($43.5) million for fiscal 2002 as compared to ($95.0) million for fiscal 2001. Operating loss for 2002 included a total of $49.3 million in impairment charges against goodwill. Operating loss for fiscal 2001 included impairment charges against goodwill of $45.9 million, special charges of $35.3 million incurred in the strategic review of marketing support services operations as discussed above, a $2.5 million charge for the abandoned PIMMS operation and $5.9 million of goodwill amortization expense. Excluding the charges, the abandoned PIMMS operation and the goodwill amortization, operating income was $5.8 million for 2002, compared to an operating loss of ($5.4) million in fiscal 2001. As a percentage of revenues, excluding the effect of the charges and PIMMS, operating income was 2.2% for fiscal 2002, compared to an operating loss of (1.9%) for fiscal 2001. The improvement was primarily a result of the cost saving initiatives implemented in both our marketing support services operations and our German specialized staffing services operations in 2002, as discussed previously.

Interest Expense, Net.    Interest expense, net, represents the interest on our outstanding debt allocated to continuing operations. Net interest expense increased $4.4 million, or 57%, to $12.1 million for fiscal 2002 from $7.7 million for fiscal 2001, primarily due to the amortization of fees incurred in amending the Credit Facility in

April 2002 and higher interest rates charged in fiscal year 2002. As a percentage of revenues, net interest expense was 4.6% for fiscal 2002 as compared to 2.8% for fiscal 2001.

Other Expense.    In fiscal 2002, other expense of $0.3 million includes losses incurred in the sale of a non-core marketing division and a note receivable, offset by a gain of $1.5 million on foreign currency translation. The total includes a $1.5 million loss on the May 2002 sale of a note receivable arising from the sale of the Company’s US staffing business in 2000. The note, with a book value of $5.0 million, was sold for $3.5 million, resulting in the $1.5 million loss. Also in May 2002, the sale of a non-core marketing division for approximately $0.6 million resulted in a loss on sale of $0.3 million. In fiscal 2001, a loss on foreign currency translation of $0.2 million was recorded.

Income Tax Benefit.    Income tax benefit was ($3.8) million for 2002 and ($4.0) million for fiscal 2001. Due to our net operating loss, we provided for income taxes at an annual rate of 35.0% in 2002 and 2001, reduced by a valuation allowance for all tax benefits in excess of net operating loss carry-backs. The 2002 income tax benefit is primarily due to German loss carry-backs for tax purposes and resulting refunds receivable.

DISCONTINUED OPERATIONS

On March 19, 2002, we sold our UK specialized staffing services business. On December 29, 2000, we sold our US and European aviation and facility services businesses. In accordance with the provisions of APB No. 30, we have reflected the results of our UK specialized staffing businesses and our US and European aviation and facility services businesses as discontinued operations in the consolidated balance sheets and statements of operations and cash flows. For all periods presented, this presentation reflects the net assets of these operations segregated from the assets and liabilities of continuing operations, and the earnings of these segregated from the results of continuing operations.

Income From Operations—UK Specialized Staffing Services Business.    Revenues were $18.8 million and $92.4 million for fiscal 2002 and 2001, respectively, for the UK specialized staffing business. Income from operations of $0.1 million for fiscal 2002 is net of $0.1 million of interest expense and an income tax benefit of ($2.0) million. Income from operations of $0.1 million for fiscal 2001 is net of interest expense of $1.0 million and an income tax provision of $0.9 million.

Loss on Sale of Businesses—UK Specialized Staffing Services Business.    On March 19, 2002, we sold our UK specialized staffing services business for $29.5 million in cash. We recorded a charge of $9.4 million in the fourth quarter of 2001 to reduce the net assets of this business to their realizable value. We recorded a tax valuation allowance equal to the full amount of the tax benefit of this charge as the ultimate realization of these net operating loss carry-forwards was not assured.

Loss on Sale of Businesses—US and European Aviation and Facility Services Businesses.    On December 29, 2000, we sold our US and European aviation and facility services businesses for $185 million in cash to Securicor. The sale price for the US and European aviation and facilities services businesses was subject to post-closing adjustments based upon the 2001 actual performance of the businesses and a reconciliation of actual closing-date working capital to a target level of working capital. On April 12, 2002, we entered into a definitive settlement agreement with Securicor pursuant to which we agreed to pay Securicor $13.0 million with respect to the adjustments. Securicor also released us from all pending and potential indemnity claims related to the sale of the US and European aviation and facility services businesses, with limited exceptions. In connection with the settlement, we agreed to pay Mr. Frank Argenbright, the Chairman of our board of directors, $5.0 million to induce him to enter into the settlement agreement with Securicor. The agreement contained a release of the Company from certain claims asserted against the Company by Securicor and was conditioned upon a release by both the Company and Mr. Argenbright of certain claims against Securicor. Mr. Argenbright entered into his settlement agreement on April 12, 2002, simultaneously with our execution of a settlement agreement with Securicor. At December 31, 2000, we had recorded a total of $12.8 million for our estimated liability to Securicor. In the fourth quarter of 2001, we recorded an additional reserve of $5.2 million to accrue to the final settlement, which was then the subject of an agreement in principle with Securicor. In 2001, we also expensed $4.3 million for various costs related to the sale, including $2.0 million paid to Mr. Argenbright in satisfaction and termination of his performance bonus agreement, $1.0 million in estimated legal fees and $1.3 million in working capital adjustments. We recorded a related tax benefit of ($1.0) million.

NET LOSS

Net loss decreased $43.9 million to a loss of ($72.7) million for fiscal 2002 from ($116.6) million for fiscal 2001 due to the reasons discussed above.

FISCAL 2001 COMPARED TO FISCAL 2000

Reported results from continuing operations for 2001 and 2000 include the marketing support services business and the German specialized staffing business. Continuing operations also includes the PIMMS store set-up business which ceased operations during the first quarter of 2001. Discontinued operations for 2001 include the divested UK specialized staffing business and the divested US and European aviation and facility services businesses. Discontinued operations for 2000 include the divested US and UK specialized staffing services businesses and the divested US and European aviation and facility services businesses.

Revenues.    Revenues decreased $45.8 million, or 14%, to $276.8 million for fiscal 2001 from $322.6 million for fiscal 2000. Revenue from our marketing support services segment decreased to $141.3 million in 2001, from $193.3 million in 2000. Marketing support services revenue included $0.9 million and $36.6 million for 2001 and 2000, respectively, for the abandoned PIMMS operation. Revenue from our German staffing services operations increased to $135.5 million for 2001, from $129.3 million in 2000 primarily due to the additional revenue in 2001 from the operational branches that were added during 2000. Excluding PIMMS, revenues for fiscal 2001 decreased $10.1 million, or 4%. Compared to fiscal 2000, marketing support services revenues for fiscal 2001 were negatively impacted by three large one-time marketing promotion projects for three consumer product customers which were completed in May 2000. Sales were also negatively impacted by the decline in e-business, the effect of the slow-down in the economy on our customers and the reduction in services outsourced by a major retailer to our merchandising services division.

Cost of Services.    Cost of services decreased $21.4 million, or 12%, to $159.1 million for fiscal 2001 from $180.5 million for fiscal 2000. As a percentage of revenues, cost of services was 57.5% for fiscal 2001 and 55.9% for fiscal 2000. Cost of services for fiscal 2001 and 2000 included $0.4 million and $24.2 million, respectively, for the abandoned PIMMS operation. Excluding PIMMS, cost of services increased $2.4 million, or 2%. This increase was primarily the result of increased expenses in our German staffing operations to service the increased revenue between years. As a percentage of revenues, excluding PIMMS, cost of services increased to 57.5% for fiscal 2001 from 54.7% for fiscal 2000. This increase was due primarily to changes in business mix between marketing support services, which generally experiences higher margins, and our specialized staffing operations. In 2001, marketing support services comprised 51% of total revenues, a decrease from the 60% of total revenues that it contributed in 2000.

Gross Margin.    Gross margin decreased $24.4 million, or 17%, to $117.7 million for fiscal 2001 from $142.1 million for fiscal 2000. As a percentage of revenues, gross margin was 42.5% for 2001 and 44.1% for 2000. Gross margin for fiscal 2001 included $0.5 million from the abandoned PIMMS operation, while gross margin for 2000 included $12.4 million for the abandoned PIMMS operation. Excluding PIMMS, gross margin decreased $12.5 million, or 10%, and as a percentage of revenues, gross margin decreased to 42.5% for fiscal 2001 from 45.3% for fiscal 2000, due to the change in business mix as discussed above.

Operating Expenses.    Operating expenses increased $6.1 million, or 5%, to $129.7 million for fiscal 2001 from $123.6 million for fiscal 2000. As a percentage of revenues, operating expenses increased to 46.8% for 2001 from 38.3% for 2000. Operating expenses for fiscal 2001 and fiscal 2000 included $0.5 million and $25.1 million, respectively, for the abandoned PIMMS operations. Due to the difficult economic environment, we performed a strategic review of marketing support services operations in the third and fourth quarters of 2001, and recorded charges to operating expenses of $15.7 million. These charges consisted of $4.4 million for estimated uncollectible accounts receivable; $3.7 million for the estimated costs of buying out unattractive or redundant leases; $3.3 million for workers’ compensation claims, legal and other expenses related to the abandoned PIMMS operation; and $4.3 million for severance, legal, bonus and other costs associated with our efforts to streamline operations. In the fourth quarter of 2001, we recorded an additional charge of $2.9 million to reserve against an outstanding receivable for a retail merchandising customer in bankruptcy proceedings. Excluding the charges and PIMMS, operating expenses increased $12.1 million, or 12%, and as a percentage of revenues, operating expenses increased to 40% for fiscal 2001 from 34.4% for fiscal 2000. Our German staffing operations experienced an increase in variable operating expenses to meet the increase in revenue between years. In our marketing support services operations, operating expenses increased due to an investment in new state-of-the-art facilities, the expansion of our customer contact operations, the expansion of our merchandising services national merchandiser infrastructure and the establishment of a vertical channel sales organization during 2001.

Corporate General and Administrative.    Corporate general and administrative expenses increased $7.4 million, or 99%, to $14.9 million for fiscal 2001 from $7.5 million for fiscal 2000. As a percentage of revenues, corporate general and administrative expenses increased to 5.4% from 2.3% in 2000. As part of the strategic review of operations performed during 2001, corporate general and administrative expenses for fiscal 2001 included charges of $10.3 million. These charges consisted of $3.7 million to adjust the note receivable balance due from the sale of our US specialized staffing businesses to an estimated net realizable value; a charge of $3.3 million to expense various business development costs incurred which, based on the economic environment, would not be realized; lease charges of $0.8 million incurred in conjunction with the closing of the Atlanta corporate offices and $2.5 million for severance costs for twelve employees. Excluding these charges and PIMMS, corporate general and administrative expense decreased $2.9 million, or 39%, and as a percentage of revenues, these expenses decreased to 1.7% for fiscal 2001 as compared to 2.6% for fiscal 2000, due to cost reductions taken during 2001.

Depreciation and Amortization.    Depreciation and amortization increased $7.2 million, or 58%, to $19.7 million for fiscal 2001 from $12.5 million for fiscal 2000. As a percentage of revenues, depreciation and amortization expense increased to 7.1% for 2001, from 3.9% for 2000. As part of the strategic review of marketing support services operations during 2001, we recorded charges to depreciation and amortization expense of $6.4 million, consisting of $2.9 million for various equipment and leasehold improvements at the facilities replaced during 2001 and $3.5 million for internally developed software which was replaced during 2001. Depreciation and amortization for fiscal 2000 included $2.2 million for the abandoned PIMMS operation. Excluding the charges and the abandoned PIMMS operation, depreciation and amortization increased $3.0 million, or 29%, and as a percentage of revenues, depreciation and amortization increased to 4.8% for fiscal 2001 from 3.6% for fiscal 2000. The increase was primarily due to the additional amortization in 2001 related to the ServiceAdvantage acquisition earn-out of $12.9 million paid on January 2, 2001, as well as additional depreciation expense from the significant leasehold improvements and equipment expenditures made in 2001 in conjunction with the move of the marketing support services operations into two new facilities in 2001.

Impairment Charges.    In 2001, our German specialized staffing services operations recorded an impairment charge against goodwill of $25.0 million in the third quarter, and an additional $20.9 million in the fourth quarter to represent the current estimate on the net realizable value of the business pursuant to APB No. 30. Impairment charges in fiscal 2000 represent the write off of the remaining goodwill of $60.2 million associated with the abandoned PIMMS operation.

PIMMS Abandonment Costs.    In December 2000, we committed to abandon operations of our PIMMS store set-up business unit, which we purchased in April 1999 for $65.0 million. A comprehensive strategic review of the unprofitable store set-up business indicated that the business did not meet criteria for continued investment. The store set-up business had become more project driven than anticipated with increasing surge capacity requirements and difficult-to-forecast utilization rates. To make the store set-up business profitable would have required significant additional investment to develop geographic density and maintain a national infrastructure. In 2001, PIMMS abandonment costs represent final severance costs for employees of the PIMMS operation. We completed the closing of the PIMMS operation on March 16, 2001, and took a charge for the related severance expense of $2.5 million. We recorded $6.5 million in impairment and other related costs in December 2000, which included: a write-off of assets, primarily computer systems which would no longer be utilized, of $2.6 million; severance and other related expenses paid during 2000 of $2.5 million; and the accrual for lease termination costs for the PIMMS facility of $1.4 million. In addition, we recorded, in operating expenses, $12.8 million in working capital adjustments related to the abandoned PIMMS operations, primarily for disputed accounts receivable.

Operating Loss.    Operating loss was ($95.0) million for fiscal 2001, an increase from the ($68.2) million operating loss for fiscal 2000. As a percentage of revenues, operating loss increased to (34.3%) for 2001 from (21.1%) for 2000. The operating loss for fiscal 2001 included charges of $35.3 million as discussed above, a $2.5 million charge for the abandoned PIMMS operation, and $45.9 million in impairment charges on our German operations. The operating loss for fiscal 2000 included a loss of $81.6 million for the abandoned PIMMS operation. Excluding the charges and the abandoned PIMMS operation, operating loss was ($11.3) million in fiscal 2001, as compared to operating income of $13.4 million in 2000. As a percentage of revenues, excluding the effect of the charges and the abandoned PIMMS operations, operating loss was (4.1)% for fiscal 2001, as compared to operating income of 4.7% for fiscal 2000, primarily as a result of the decrease in gross margin and the investment in operating facilities for our marketing support services divisions.

Interest Expense, Net.    Interest expense, net, represents the interest on our outstanding debt allocated to continuing operations. Net interest expense increased $0.7 million, or 10%, to $7.7 million for fiscal 2001 from $7.0 million for fiscal 2000. As a percentage of revenues, interest expense increased to 2.8% for 2001, from 2.2% for 2000. The increase in interest expense allocated to continuing operations was primarily due to the amendment fees incurred in 2001 for the extension of the Credit Facility.

Other Expense.    Other expense represents losses on foreign currency translation of $0.2 million for fiscal 2001 and 2000.

Income Tax Benefit.    Income tax benefit decreased $24.9 million to ($4.0) million for fiscal 2001 from ($28.9) million for fiscal 2000. We provided for income taxes at an annual rate of 35.0% in 2001, reduced by a valuation allowance for all tax benefits in excess of net operating loss carry-backs. We provided for income taxes at a rate of 35% for fiscal 2000.

DISCONTINUED OPERATIONS

On March 19, 2002, we sold our UK specialized staffing services business. On December 29, 2000, we sold our US and European aviation and facility services businesses. On October 13, 2000, we sold the assets of our US specialized staffing business. In accordance with the provisions of APB No. 30, we have reflected the results of our US and European aviation and facility services businesses and our US and UK specialized staffing businesses as discontinued operations in the consolidated balance sheets and statements of operations and cash flows. For all periods presented, this presentation reflects the net assets of these operations segregated from the assets and liabilities of continuing operations, and the earnings of these operations segregated from the results of continuing operations.

Income (Loss) From Operations—US and UK Specialized Staffing Services Businesses.    Revenues from the UK specialized staffing businesses were $92.4 million for fiscal 2001. Income from operations of $0.1 million for fiscal 2001 was net of interest expense of $1.0 million and income tax provision of $0.9 million.

Revenues for fiscal 2000 consisted of $88.0 million from the UK specialized staffing businesses and $41.0 million from the US specialized staffing business. Income from operations of $7.5 million for fiscal 2000 included operating income of $5.1 million from the UK specialized staffing businesses and $2.4 million from the US specialized staffing business. Income from operations for fiscal 2000 was net of interest expense of $0.7 million and income tax provision of $4.2 million.

Loss From Operations—US and European Aviation and Facility Services Businesses.    Revenues from these businesses were $448.7 million for fiscal 2000. The loss from discontinued operations of ($5.8) million for fiscal 2000 was net of the applicable interest expense of $11.0 million and income tax benefit of ($3.8) million.

Loss on Sale of Businesses—US and UK Specialized Staffing Services Businesses.    On March 19, 2002, we sold our UK specialized staffing services business for $29.5 million in cash. We recorded a charge of $9.4 million in the fourth quarter of 2001 to reduce the net assets of the UK business to their realizable value. We recorded a tax valuation allowance equal to the full amount of the tax benefit of this charge as the ultimate realization of these net operating loss carry-forwards is not assured. On October 13, 2000, we sold the assets of our US specialized staffing business to an investor group led by the former President of AHL’s Baltimore staffing operation for $22.5 million, which included notes receivable from the purchaser of $9.5 million, resulting in a loss of $1.7 million, net of tax benefit of ($1.2) million.

Gain on Sale of Businesses—US and European Aviation and Facility Services Businesses.    On December 29, 2000, we sold our US and European aviation and facility services businesses for $185 million in cash to Securicor. The sale resulted in a gain of $50.0 million, net of taxes of $30.1 million, on a net book value of assets and liabilities of $82.7 million, less disposal and transaction costs of $12.2 million and less a reserve for a possible downward purchase price adjustment of $10.0 million. The sale price for the US and European aviation and facilities services businesses was subject to post-closing adjustments based upon the 2001 actual performance of the businesses and a reconciliation of actual closing-date working capital to a target level of working capital. On April 12, 2002, we entered into a definitive settlement agreement with Securicor pursuant to which we agreed to pay Securicor $13.0 million with respect to the adjustments. Securicor also released us from all pending and potential indemnity claims related to the sale of the US and European aviation and facility services businesses, with limited exceptions. In connection with the settlement, we agreed to pay Mr. Frank Argenbright, the Chairman of our board of directors, $5.0 million to induce him to enter into the settlement agreement with Securicor. The agreement contained a release of the Company from certain claims asserted against the Company by Securicor and was conditioned upon a release by both the Company and Mr. Argenbright of certain claims against Securicor. Mr. Argenbright entered into his settlement agreement on April 12, 2002, simultaneously with our execution of a settlement agreement with Securicor. At December 31, 2000, we had recorded a total of $12.8 million for our estimated liability to Securicor. In the fourth quarter of 2001, we recorded an additional reserve of $5.2 million to accrue to the final settlement, which was then the subject of an agreement in principle with Securicor. In 2001 we also expensed $4.3 million for various costs related to the sale, including $2.0 million paid to Mr. Argenbright in satisfaction and termination of his performance bonus agreement, $1.0 million in estimated legal fees and $1.3 million in working capital adjustments. We recorded a related tax benefit of ($1.0) million.

NET INCOME (LOSS)

Net income (loss) decreased $120.0 million to a loss of $(116.6) million for fiscal 2001 as compared to income of $3.4 million for fiscal 2000 due to the reasons discussed above.

DIVESTITURES AND ABANDONMENTS

UK specialized staffing business

On March 19, 2002, we sold our UK specialized staffing services business for $29.5 million in cash. Net of transaction costs of $2.7 million, the sale yielded $26.8 million of proceeds, which were used to reduce outstanding debt. We recorded a charge of $9.4 million in the fourth quarter of 2001 to reduce the net assets of the UK business to their realizable value. The remaining net assets of discontinued operations of $1.5 million at December 31, 2002 include approximately $0.9 million for an income tax refund receivable and $1.1 million of an escrow relating to the sale proceeds, net of $0.5 million of accrued liabilities relating primarily to the remaining lease costs associated with the vacated UK administrative offices.

US and European aviation and facility services businesses

On December 29, 2000, we sold our US and European aviation and facility services businesses for $185 million in cash to Securicor. The sale resulted in a gain of $50.0 million, net of taxes of $30.1 million, on a net book value of assets and liabilities of $82.7 million, less disposal and transaction costs of $12.2 million and less a reserve for the possible downward purchase price adjustment of $10.0 million. Net after-tax proceeds were used to reduce debt. The sale price for the US and European aviation and facilities services businesses was subject to post-closing adjustments based upon the 2001 actual performance of the businesses and a reconciliation of actual closing-date working capital to a target level of working capital.

On April 12, 2002, we entered into a definitive settlement agreement with Securicor pursuant to which we agreed to pay Securicor $13.0 million with respect to the adjustments. Securicor also released us from all pending and potential indemnity claims related to the sale of the US and European aviation and facility services businesses, with limited exceptions. In connection with the settlement, we agreed to pay Mr. Frank Argenbright, the Chairman of our board of directors, $5.0 million to induce him to release certain claims he had asserted against Securicor in connection with his employment by Securicor. Securicor conditioned its agreement to the settlement upon a release of such claims.

Our obligation to pay Securicor the $13.0 million settlement payment is evidenced by two secured, subordinated promissory notes in the amounts of $10.0 million and $3.0 million. Our obligation to pay the $13.0 million settlement payment matures in two installments. The first installment, in the amount of $9.0 million, matured on April 12, 2003; the remaining installment of $4 million matures on October 12, 2003. We may prepay the notes at any time without premium or penalty. The notes are secured by a lien on substantially all of our assets and a lien on substantially all of the assets of our US subsidiaries. Our obligation to pay the settlement amount, and the lien securing our obligation, is subordinate to our obligation to pay all amounts outstanding or due pursuant to our existing Credit Facility and any substitute or replacement senior secured bank credit arrangement. We did not repay the $9.0 million installment of principal on the secured, subordinated promissory notes issued to Securicor that were due on April 12, 2003 because we had not repaid in full all amounts pursuant to our Credit Facility on such date. The notes bear interest at a rate of 7% per annum. Interest on the notes will accrue and be added to the principal until we repay or refinance the amounts outstanding under our Credit Facility, at which time interest on the notes will be payable quarterly. Our obligation to pay Mr. Argenbright $5.0 million is unsecured and does not bear interest. The obligation matures on October 12, 2003. However, we are not permitted to pay Mr. Argenbright the principal amount of the obligations prior to our repayment in full of all amounts outstanding under our Credit Facility and the termination of the Credit Facility and our payment in full of all amounts owing to Securicor.

At December 31, 2000, we had recorded a total of $12.8 million for our estimated liability to Securicor. In the fourth quarter of 2001, we recorded an additional reserve of $5.2 million to accrue to the final settlement. In 2001 we also expensed $4.3 million for various costs related to the sale, including $2.0 million paid to Mr. Argenbright in satisfaction and termination of his performance bonus agreement, $1.0 million in estimated legal fees and $1.3 million in working capital adjustments. We recorded a related tax benefit of ($1.0) million.

US specialized staffing services business

On October 13, 2000, we sold the assets of our US specialized staffing business to an investor group led by the former President of our Baltimore staffing operation for $22.5 million, which included notes receivable from the purchaser of $9.5 million, resulting in a loss of $1.7 million, net of tax benefit of ($1.2) million. Due to the economic downturn affecting the US specialized staffing industry, in 2001 we adjusted the net carrying value of the notes receivable balance to $5.0 million, taking an additional charge of $3.7 million recorded in corporate general and administrative expenses in the accompanying consolidated statements of operations. In 2002, the notes receivable were sold for $3.5 million, resulting in an additional $1.5 million loss recorded as other expense in the second quarter of fiscal 2002.

In accordance with the provisions of APB No. 30, we have reflected the results of our US and European aviation and facility services businesses and our US and UK specialized staffing businesses as discontinued operations in the accompanying consolidated balance sheets and statements of operations and cash flows. For all periods presented this presentation reflects the net assets of these operations segregated from the assets and liabilities of continuing operations, and the earnings of these businesses segregated from the results of continuing operations.

Abandonment

On December 28, 2000, we made the decision to abandon operations of our store set-up business unit, formerly called PIMMS. A comprehensive strategic review of the unprofitable store set-up business indicated that the store set-up business did not meet criteria for continued investment. The store set-up business had become more project-driven than anticipated with increasing surge capacity requirements and difficulties in forecasting utilization rates. To make the store set-up business profitable would have required significant additional investment to develop geographic density and maintain a national infrastructure. As a result of this decision, we recorded $66.7 million in impairment and other related costs in December 2000, including a write-off of goodwill of $60.2 million, a write down of assets, primarily computer systems which would no longer be utilized, of $2.6 million, severance and other related costs paid during 2000 of $2.5 million and the accrual for lease termination costs for the PIMMS facility of $1.4 million. In addition, we recorded, in operating expenses, $12.8 million in working capital adjustments related to the abandoned PIMMS operations, primarily for disputed accounts receivable. We completed the closing of the PIMMS business unit on March 16, 2001, and recorded a final charge for the related severance expense of approximately $2.5 million in 2001. The results of the PIMMS business are reflected within continuing operations from the date of acquisition, April 30, 1999, through the closing date in the accompanying consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $7.7 million in 2002, compared to a use of cash of $13.9 million in 2001. Operating activities in 2000 provided $30.2 million in cash. Operating activities of continuing operations provided $8.9 million in cash in fiscal 2002, while operating activities of discontinued operations used cash of $1.2 million. In 2002, net collections of income taxes refundable provided $10.3 million in cash, which was used to pay accounts payable and accrued expenses. In 2001, operating activities of continuing operations used cash of $6.9 million, while operating activities of discontinued operations used cash of $7.0 million. Increases in working capital provided sources of cash to pay income taxes in 2001. Operating activities of continuing operations provided cash of $20.0 million in fiscal 2000, while operating activities of discontinued operations provided $10.2 million of cash.

In 2002, investing activities provided $25.3 million of cash, primarily through the sales of the UK staffing business for net cash proceeds of $26.8 million, a note receivable from the sale of the US specialized staffing business for $3.5 million and a non-core marketing business for $0.6 million. Additions to property and equipment used $5.7 million of these proceeds. Cash used in investing activities was $35.1 million for fiscal 2001. Purchases of property and equipment were $15.1 million in fiscal 2001. We used $12.9 million in cash to pay the earn-out payment from our 1999 acquisition of ServiceAdvantage, and $7.1 million in cash to pay transaction expenses on the sale of our US and European aviation and facility services business. In fiscal 2000, investing activities provided cash of $141.7 million. The sale of our US specialized staffing services business provided $10.5 million in cash, and the sale of our US and European aviation and facility services business provided cash of $172.7 million. We used $17.3 million in cash for purchases of property and equipment. Cash paid for acquisitions of German specialized staffing businesses was $12.5 million in fiscal 2000, while cash paid for acquisitions of operations subsequently discontinued was $11.7 million in fiscal 2000.

In 2002, cash used in financing activities was $33.6 million, including net repayments on the Credit Facility of $31.5 million and payments of $2.1 million in debt issuance costs. Cash provided by financing activities was $35.1 million for fiscal 2001. For fiscal 2001, we received net borrowings under our Credit Facility of $38.4 million, offset by payment of expenses associated with amending the Credit Facility of $1.1 million. Also in fiscal 2001, we repurchased 260,000 shares of common stock for $2.3 million. For fiscal 2000, we made net payments on our Credit Facility of $143.8 million and repurchased 1,920,600 shares of our common stock for $17.7 million.

Capital expenditures

Capital expenditures were $5.7 million, $15.1 million and $17.3 million in fiscal 2002, 2001 and 2000, respectively. In fiscal 2001 we moved into two large state-of-the-art facilities in Rogers, Minnesota and Romulus, Michigan. In conjunction with these relocations, we incurred capital expenditures for leasehold improvements and equipment at these facilities. In addition, our German and UK specialized staffing services operations opened several branches in 2000 and early 2001. As a result, our capital expenditures for fiscal 2001 and 2000 were significantly higher than fiscal 2002.

Credit Facility

We obtain our working capital from borrowings pursuant to a Credit Facility (the “Credit Facility”) with a syndicate of commercial banks. Wachovia Bank, National Association is the Administrative Agent for the lenders. Our borrowings under the Credit Facility are secured by a lien on substantially all of our assets and the assets of our operating subsidiaries.

At December 31, 2001, we were not in compliance with a number of the covenants under the Credit Facility. On April 12, 2002, we reached agreement with our banks to amend the facility. The amendment eliminated the defaults, extended the maturity of the Credit Facility from April 15, 2002 to January 3, 2003, reduced the amount we are permitted to borrow, increased the interest rates that we are required to pay and modified our financial covenants. Under the amended agreement, at April 12, 2002, we were permitted to borrow up to $89.3 million.

We subsequently entered into additional amendments to the Credit Facility. Under the amendments, we are permitted to borrow up to $82.0 million. On March 28, 2003, in connection with the proposed merger, we obtained the consent of our senior secured lenders to further extend the maturity date under our credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the proposed merger is cancelled or an event of default occurs under the Credit Facility, in which event it will expire on the date the proposed merger is cancelled or an event of default occurs. At April 4, 2003, we had borrowings outstanding of $72.6 million under our Credit Facility.

In connection with the proposed merger, CGW is expected to obtain new financing arrangements to fund AHL’s operations following the proposed merger. Our existing Credit Facility will be repaid with proceeds from the new financing and then terminated. If the proposed merger is not consummated for any reason, our Credit Facility will expire on the date the proposed merger is cancelled. If the proposed merger is cancelled, management would attempt to negotiate with its lenders to extend the maturity of the Credit Facility. However, we cannot assure you that such negotiations, if required, will be successful. We also cannot assure you that we will be able to obtain any replacement credit facility or that other sources of liquidity will be available to us if the proposed merger is not completed and our Credit Facility is cancelled.

Under the Credit Facility, we are required to satisfy covenants relating to minimum consolidated adjusted EBITDA, fixed charge coverage ratios and limitations on capital expenditures, among others. We have monthly targets for each financial covenant that we must meet. We are required to maintain a monthly consolidated adjusted EBITDA that exceeds specified levels as set forth in the agreement. Our aggregate capital expenditures and disbursements relating to restructuring charges, as defined, from the period of November 1, 2002, through the end of each fiscal month ending July 2003 must not exceed the amounts specified in the terms of the agreement. Finally, we have monthly minimum fixed charge ratios which we must maintain. If we fail to comply with the covenants, we will be in default. Upon the occurrence of a default, unless our lenders grant a further waiver, we will not be permitted to borrow additional amounts under the Credit Facility, and the outstanding amounts will become immediately due and payable.

Going concern

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. As described in our consolidated financial statements, we have $72.5 million in bank borrowings which are due no later than August 29, 2003; we had a net working capital deficit of approximately $77.9 million at December 31, 2002; and we have incurred recurring operating losses in recent years. Although the proposed merger, if completed as planned, would result in the retirement of a large portion of the debt and the recapitalization of the Company, there can be no assurance that such transactions will close as contemplated. If the proposed merger is terminated, management would attempt to negotiate with its lenders to extend the maturity of its Credit Facility. Furthermore, in such event, management will undertake additional efforts to raise capital and reduce costs. However, there can be no assurance that such negotiations, if required, will be successful. The consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

CONTRACTUAL OBLIGATIONS

We are obligated to make future payments under various contracts we have entered into, including amounts pursuant to the Credit Facility, the settlement agreement with Securicor, equipment notes and non-cancelable operating lease agreements. Future contractual obligations related to these items at December 31, 2002 are as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Credit Facility	$72,534	$72,534	$—	$—	$—
Settlement obligation	18,000	18,000	—	—	—
Operating leases	72,473	13,359	16,422	8,952	33,740
Equipment notes payable	162	162	—	—	—

	$163,169	$104,055	$16,422	$8,952	$33,740

In connection with the proposed merger, the Company entered into a conditional amendment, dated March 28, 2003, to its chief executive officer’s employment agreement. According to the conditional amendment, if the proposed merger is consummated, the chief executive officer will be entitled to receive 1,900,000 restricted shares of AHL’s newly-created Series B participating preferred stock in lieu of the lump-sum cash payment of $2,500,000 which would be due to the officer upon a change in control of AHL.

The Company entered into an employment agreement with its chief financial officer on April 1, 2002 which upon a change of control before April 1, 2004, provides for a lump-sum payment of $500,000, which would be reduced to $250,000 if a change of control occurs after this date.

In addition to these costs, the Company has contracted for and expects to incur other customary costs associated with the proposed merger, such as financial advisor and fairness valuation services.

INFLATION

We do not believe that inflation has had a material effect on our results of operations in the three year period ended December 31, 2002. However, there can be no assurance that our business will not be affected by inflation in the future.

RISK FACTORS

Certain statements made in this Annual Report on Form 10-K and other written or oral statements made by or on behalf of AHL may constitute “forward-looking statements” within the meaning of the federal securities laws. When used in this report, the words “believes,” “expects,” “anticipates,” “estimates” and similar expressions are intended to identify forward-looking statements. Statements regarding future events and developments and our future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise, other than as required by law. Factors that could cause actual results to differ materially include, but are not limited to, those set forth below.

If we are unable to complete the proposed merger, our business will be adversely affected.

If the proposed merger is not completed, our business and our stock price will be adversely affected. CGW has not yet obtained financing commitments for the transaction, and we cannot assure you that they will be able to do so. If we are unable to complete the proposed merger, we may be unable to continue to operate our business. Costs related to the proposed merger, such as legal, accounting and financial advisor fees, must be paid even if the transactions are not completed. Our lenders have extended the maturity date of our Credit Facility to August 29, 2003. If the proposed merger is not completed for any reason, our Credit Facility will expire on the date the proposed merger is cancelled. If the proposed merger is cancelled, we would attempt to negotiate with our lenders to extend the maturity date. However, we cannot assure you that such negotiations would be successful. We cannot assure you that we will be able to obtain any replacement credit facility or that other sources of liquidity will be available to us if the proposed merger is not completed and our Credit Facility is cancelled.

We have entered into an amended Credit Facility under which we must satisfy certain financial and other covenants.

In connection with the proposed merger, we reached agreement with our banks to amend our Credit Facility. Among other things, the amendment extended the maturity date to the earlier of August 29, 2003 or the date the proposed merger is completed or cancelled, reduced the amount we are permitted to borrow and modified our financial covenants. Under the amended agreement, at March 28, 2003, we were permitted to borrow up to $82.0 million.

Although we have amended our Credit Facility and reduced our indebtedness over the last fiscal year, we still have substantial indebtedness. Our substantial indebtedness could have negative consequences for our business, including the following:

•	limiting our ability to obtain additional financing in the future;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to debt service;

•	limiting our flexibility in reacting to changes in our industry and changes in market conditions;

•	increasing our vulnerability to a downturn in our business; and

•	increasing our interest expense due to increases in prevailing interest rates, because a substantial portion of our indebtedness bears interest at floating rates.

Under the amended Credit Facility, we are required to satisfy covenants relating to minimum consolidated adjusted EBITDA, fixed charge coverage ratios and limitations on capital expenditures, among others. We have monthly targets for each financial covenant that we must meet. If we fail to comply with the covenants, we will be in default. Upon the occurrence of a default, unless our lenders grant a further waiver, we will not be permitted to borrow additional amounts under the Credit Facility, and the outstanding amounts will become immediately due and payable. Our borrowings under the Credit Facility are secured by a lien on substantially all of our assets and the assets of our operating subsidiaries.

We have experienced net losses.

We incurred net losses from continuing operations of $52.1 million for fiscal 2002. With the exception of the third quarter of 2002, we have had net losses from continuing operations for all quarters in 2002 and 2001. In addition, we anticipate that we will have a net loss from continuing operations for the first quarter of 2003. We cannot assure you that losses will not continue in the future. Consequently, as a result of these losses and due to the maturity date of our existing Credit Facility, the audit report to our Consolidated Financial Statements contains language regarding our ability to continue as a going concern.

Our stock price is volatile.

The market price of our common stock has been highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, our success in implementing our business strategies, announcements of new contracts or contract cancellations, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the stock market has experienced substantial price and volume fluctuations that have particularly affected the market prices of equity securities of many companies, and that have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock.

Since only a relatively small portion of our outstanding common stock is currently available for trading without restriction under Rule 144, and since our stock often trades at a relatively low volume level, any change in demand for our stock can be expected to substantially influence the market prices for our common stock. The price of our stock varied from a high of $3.35 to a low of $0.14 during 2002.

We depend on our labor force.

Our success is largely dependent on our ability to recruit, hire, train and retain qualified employees. Our business is labor intensive and continues to experience relatively high personnel turnover. Our operations generally require specially trained employees. Increases in our employee turnover rate could increase our recruiting and training costs and decrease our operating efficiency and productivity. The addition of new clients or implementation of new projects for existing clients may require us to recruit, hire and train personnel at accelerated rates. There can be no assurance that we will be able to successfully recruit, hire, train and retain sufficient qualified personnel to adequately staff for existing business or future growth. Additionally, since a substantial portion of our operating expenses consist of labor-related costs, increases in wages (including minimum wages as mandated by the US federal government, employee benefit costs, employment tax rates, and other labor-related expenses) could have a material adverse effect on our business, operating profit and financial condition. Furthermore, certain of our facilities are located in areas with relatively low unemployment rates, thus potentially making it more difficult and costly to hire qualified personnel.

We depend on key management personnel.

We depend in large part on the abilities and continuing efforts of the officers and senior management within our marketing support services and our German specialized staffing services businesses. Our business and prospects could be materially adversely affected if our management team is not able to effectively manage our operations or if current officers and managers do not continue in their key roles. In order to support growth, we must effectively recruit, develop and retain additional qualified management personnel. We cannot assure you that in the future we will be able to recruit and retain additional qualified managers.

We are controlled by the Chairman of our board, our directors and our executive officers who beneficially own more than 51% of our common stock.

As of March 1, 2003, Frank A. Argenbright, Jr., our Chairman of the board, beneficially owned approximately 47.1% of our outstanding common stock. As a group, our executive officers and directors own approximately 51.3% of our stock. As a result, Mr. Argenbright and our executive officers and directors are able to control substantially all matters requiring action by our shareholders.

Our business relies on the trend toward outsourcing.

We believe there has recently been a significant increase in businesses outsourcing services not directly related to their principal business activities. Our business, results of operations and financial condition could be materially adversely affected if the outsourcing trend declines or reverses, or if corporations bring previously outsourced functions back in-house. Particularly during general economic downturns, businesses may bring previously outsourced functions in-house in order to avoid or delay layoffs.

We rely on a small number of clients for a significant portion of our revenues.

We focus on developing long-term relationships with large corporations and institutions. In 2002, our ten largest marketing support services clients accounted for approximately 40% of our marketing support services revenues, while our ten largest German specialized staffing clients accounted for approximately 36% of our German specialized staffing revenues. Our success depends substantially upon retaining our significant clients. We may lose clients due to a merger or acquisition, business failure, contract expiration, conversion to a competitor or conversion to an in-house system. We cannot guarantee that we will be able to retain long-term relationships or secure renewals of short-term relationships with our significant clients in the future. If we lose one or more of our largest clients, then our business, results of operations and financial condition could be materially adversely affected.

We do not have long-term contracts with many of our clients.

Though we have written agreements with many of our clients, we do not have written agreements with some of our major clients. We currently provide services to those clients pursuant to oral agreements. The written agreements that we have are generally terminable for cause and can often be terminated without cause on short notice. Many of our agreements do not assure specific volume or revenue levels. In addition, our contracts generally do not provide that we will be the client’s exclusive service provider.

We depend on certain client industries.

We derive our marketing support services revenue primarily from the automotive, consumer products, entertainment and retail industries. Our German specialized staffing services revenue is derived primarily from the light industrial, engineering, administrative, automotive and aerospace industries. Fundamental changes in the business practices of any of these client industries, whether due to regulatory, technological, or other developments, could cause a material reduction in demand by our clients for the services offered by us. Any reduction in demand could have a material adverse effect on our results of operations.

Proposed German labor reforms may adversely affect our German specialized staffing business.

The German government recently enacted legislation that was designed to decrease unemployment through, among other things, the increased use of temporary staffing. This legislation contains various provisions that decrease the restrictions previously imposed on the temporary staffing market. The exception is that the legislation contains a requirement that, effective January 1, 2004, employees in temporary positions are to be paid according to “equal treatment”, i.e. the same wage and benefits that a permanent employee would receive in the same position at the contracting company, or alternatively, according to a collective bargaining agreement. If a collective bargaining agreement is not negotiated that provides for temporary employees to be paid at similar rates as reported in our historical operations, the implementation of this provision will increase our labor costs in Germany.

Our quarterly operating results may vary.

We have experienced and expect to continue to experience, quarterly variations in revenues and operating results as a result of a variety of factors, many of which are outside our control, including:

•	timing of existing and future client product launches or service offerings;

•	expiration or termination of client projects;

•	timing and amount of costs incurred to expand capacity in order to provide for further revenue growth from existing and future clients;

•	seasonal nature of certain clients’ businesses; and

•	changes in the amount and growth rate of revenues generated from our principal clients.

We may not be able to keep pace with changing technology.

The markets for our business process outsourcing services are subject to rapid technological changes and rapid changes in client requirements. This trend could adversely affect our business and financial results and result in the loss of clients and our ability to attract clients. While our Global Enterprise Management proprietary system is one of the most advanced in the industry, we cannot assure you that our competitors will not develop more sophisticated or cost-effective systems. We cannot assure you that we will be able to select, invest in and develop new and enhanced technology on a timely basis in the future in order to meet our clients’ needs and maintain competitiveness. We cannot guarantee that we will be successful in customizing products and services that incorporate new technology on a timely basis. Our failure to successfully and timely implement sophisticated technology or to respond effectively to technological changes would have a material adverse effect on our success, growth prospects, results of operations and financial condition.

We face competition in our industry.

The markets in which we operate are highly competitive. Management expects competition to persist in the future. Our competitors include small firms offering specific applications, divisions of large companies, large independent firms and in-house operations of our existing and potential clients. A number of competitors have or may develop financial and other resources greater than ours. Similarly, there can be no assurance additional competitors with greater name recognition and resources than us will not enter the markets in which we operate. Our performance and growth could be materially and adversely affected if our clients decide to retain in-house the services they currently outsource, or if potential clients retain or increase their in-house capabilities. A decision by our large clients to consolidate their outsourced services with a company other than ours would materially and adversely affect our business. Competitive pressures from current or future competitors could result in substantial price erosion, which could materially and adversely affect our business, results of operations and financial condition.

We may suffer losses from business interruptions.

Our operations depend on our ability to protect our facilities, clients’ products, confidential client information, computer equipment, telecommunications equipment and software systems against damage from Internet interruption, fire, power loss, telecommunications interruption, e-commerce interruption, natural disaster, theft, unauthorized intrusion, computer viruses and other emergencies. While we maintain certain procedures and contingency plans to minimize the detrimental impact of such events, there can be no assurance such procedures and plans will be successful. In the event we experience temporary or permanent interruptions or other emergencies at one or more of our facilities that cause interruptions in our ability to meet our clients’ requirements, it could result in decreased revenues, net income and earnings per share. While we maintain property and business interruption insurance, it may not adequately and/or timely compensate us for all losses we may incur.

Further, some of our operations require timely and consistent access to telephone, Internet, e-commerce,  e-mail, facsimile connections and other forms of communication 24 hours per day, seven days per week. We are substantially dependent upon telephone companies, Internet service providers and various telecommunications infrastructure to provide these forms of communication. If such communications are interrupted on a short or long-term basis, our services would be similarly interrupted and delayed.

Our marketing support services operations also rely on third-party carriers including United Parcel Service, Inc. and the United States Postal Service to ship and mail products from our distribution facility to purchasers. If our shippers experience interruptions from labor strikes or other events, our ability to distribute products could be impaired.

We face risks associated with general economic conditions.

We operate within US and international economies that are subject to various economic, market and other factors. We, as well as our clients, can be vulnerable to recession or other significant economic events or downturn. The US economy and related financial markets have generally experienced downward fluctuations in the past twelve months. Economic instability or continued downturn may continue for the foreseeable future. These broad economic factors can adversely affect our revenue.

ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

Our continuing operations include the German specialized staffing business. Our discontinued operations include the divested US and UK specialized staffing businesses and the divested US and European aviation and facility services businesses. Revenues from foreign operations are received, and operating costs are incurred, in foreign currencies (primarily the Euro). The denomination of foreign subsidiaries’ account balances in their local currency exposes us to certain foreign exchange rate risks. We address the exposure by financing most working capital needs in the applicable foreign currencies. We have not engaged in hedging transactions to reduce exposure to fluctuations in foreign currency exchange rates.

INTEREST RATE RISK

We maintain a Credit Facility which subjects us to the risk of loss associated with movements in market interest rates. Our Credit Facility had a balance outstanding at December 31, 2002 of $72.5 million, which was at a variable rate of interest. Our Credit Facility requires that we convert indebtedness outstanding in foreign currencies into dollars for purposes of determining the total amount of indebtedness outstanding. An increase in the value of a foreign currency relative to the dollar has the effect of reducing the amount we are otherwise permitted to borrow pursuant to the Credit Facility. We have not engaged in hedging transactions to reduce exposure to fluctuations in foreign currency exchange rates. Based on outstanding borrowings, it is estimated that an increase in the prevailing interest rate of 100 basis points would result in a decrease in net income of approximately $0.4 million, or $0.03 per share, for the year ended December 31, 2002.

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements are listed under Item 15(a) of this Annual Report on Form 10-K and are filed as part of this report on the pages indicated. The supplementary data are included under Item 7 of this Annual Report on Form 10-K.

ITEM 9.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

FINANCIAL DISCLOSURE

On May 31, 2002, we decided to dismiss Arthur Andersen LLP (“Arthur Andersen”) as our independent public accountants, effective as of May 31, 2002. We appointed Ernst & Young LLP as our new independent public accountants, effective as of May 31, 2002. The decision to dismiss Arthur Andersen and to retain Ernst & Young LLP was approved by our board of directors upon the recommendation of our audit committee.

The audit reports of Arthur Andersen on our consolidated financial statements as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During our two fiscal years ended December 31, 2001, and the subsequent interim period through May 31, 2002, there were no disagreements between us and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC occurred within our two fiscal years ended December 31, 2001 and 2000, and the subsequent interim period through May 31, 2002.

PART III

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The name, age, position and business experience for our directors and executive officers are described below.

Name	Age	Position
A. Clayton Perfall	44	Chief Executive Officer and Director
Heinz Stubblefield	45	Chief Financial Officer
Steven D. Anderson	45	Vice President of Finance and Secretary
Debra McCreight	44	Vice President of Human Resources
Frank A. Argenbright, Jr.	55	Chairman of the Board
John W. Ward (1) (2)	60	Director
Wyck A. Knox, Jr. (1) (2)	62	Director
Thomas V. Beard (2)	56	Director

(1)	Member of Compensation Committee
(2)	Member of Audit Committee

A. Clayton Perfall was appointed Chief Executive Officer and director in October 2001. From January 2001 to September 2001, he was Chief Executive Officer of Convergence Holdings LLC, a private investment company. Mr. Perfall was Chief Financial Officer and a director of Snyder Communications, Inc., an international marketing company, from September 1996 to November 2000. Prior to that, he was with Arthur Andersen LLP for 15 years.

Heinz Stubblefield was appointed Chief Financial Officer on April 1, 2002. Prior to joining AHL, Mr. Stubblefield served as Senior Vice President and Chief Financial Officer of XM Satellite Radio, Inc., a company providing domestic satellite service directly to automobiles, since June 1998. From March 1996 to May 1998, he was Chief Financial Officer for WorldSpace International, a company providing satellite radio service internationally. From February 1993 to February 1996, Mr. Stubblefield was Corporate Controller for Next Software Corporation, a software and IT consulting company.

Steven D. Anderson has been with AHL since we purchased Archway, formerly known as Gage Marketing Services, in July 1998. He served as Vice President and Controller prior to being promoted to Vice President of Finance in late 1999. Prior to joining AHL, he spent six years with Gage Marketing Group. During his tenure with Gage Marketing Group, Mr. Anderson held positions in operations management and finance with responsibility for various operations of the consumer fulfillment business, and all Gage finance functions.

Debra McCreight has been with AHL since we purchased Archway, formerly known as Gage Marketing Services, in July 1998. Prior to joining AHL, she spent six years with Gage Marketing Group where Ms. McCreight was promoted from Director of Human Resources to Vice President of Human Resources.

Frank A. Argenbright, Jr. founded AHL Services in 1979. In connection with the sale of AHL’s US and European aviation and facility services businesses to Securicor plc in December 2000, Mr. Argenbright assumed the position of Chief Executive Officer of the US Security Operations of Securicor to facilitate the transition. Mr. Argenbright therefore resigned as AHL’s Chairman and Co-Chief Executive Officer and assumed the position of AHL’s Vice Chairman on December 29, 2000. In October 2001, upon completion of his services to Securicor, Mr. Argenbright was again elected Chairman of the Board. He previously served as AHL’s Chairman from 1979 until December 2000. In addition, Mr. Argenbright served as Co-Chief Executive Officer from 1994 until December 2000 and Chief Executive Officer from 1979 to 1994.

John W. Ward has been a director of AHL Services since July 2000. Mr. Ward has served as Chairman of Transition International, Inc., a management consulting firm which he owns, since its formation in 1993. He is a member of the board of directors of Bullrun Financial and DA Group.

Wyck A. Knox, Jr. has been a director of AHL since November 2001. Mr. Knox has been a partner in the law firm of Kilpatrick Stockton LLP or its predecessor firms since 1976. He is also a director of AGL Resources, Inc., Air Serv Corporation and Thomson Oak Flooring Company and is a trustee of the University of Georgia Foundation. Mr. Knox is a general partner of Knox Properties, L.P. and is president of Knox Charity Fund, Inc.

Thomas V. Beard has been a director of AHL since March 2003. Mr. Beard has been a Managing Director in the Corporate and Executive Services Group of the Atlanta office of Deutsche Bank Alex Brown (“DBAB”), a global investment banking firm, since July 2000. Before joining DBAB, Mr. Beard was manager of the Atlanta office of Stephens Inc., an investment banking firm, from 1981 to 2000, where he promoted and directed the Stephens investment banking interests both nationally and internationally. Mr. Beard is a member of the board of directors of Children’s Healthcare of Atlanta, the University of Georgia’s Business School of Distinguished Practitioners and Camp Sunshine.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who beneficially own more than ten percent of our common stock to file with the Securities and Exchange Commission certain reports, and to furnish copies thereof to us, with respect to each such person’s beneficial ownership of our equity securities. Based solely upon a review of the copies of such reports furnished to us and certain representations of such persons, we believe that all filings were timely, except for one late Form 3 filing for Mr. Stubblefield concerning the grant of an option to purchase 250,000 shares of AHL common stock.

ITEM 11.    EXECUTIVE COMPENSATION

The following table sets forth, for the last three fiscal years, compensation information for our Chief Executive Officer and the other most highly compensated executive officers (the “Named Executive Officers”). We do not have a fifth Named Executive Officer as defined in Item 402 of Regulation S-K.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation				Long Term Compensation
		Salary		Bonus		Shares Underlying Options
A. Clayton Perfall (1) Chief Executive Officer and Director	2002 2001	$ $	400,000 100,000	$ $	175,000 —	— 1,200,000

Heinz Stubblefield (2) Chief Financial Officer	2002		$187,500		$46,875	250,000

Steven D. Anderson Vice President of Finance and Secretary	2002 2001 2000	$ $ $	153,333 143,333 130,833	$ $ $	9,300 — 40,500	20,000 5,000 5,000

Debra McCreight Vice President of Human Resources	2002 2001 2000	$ $ $	139,500 132,500 117,167	$ $ $	8,424 — 36,000	15,000 5,000 5,000

(1)	Mr. Perfall was named Chief Executive Officer effective October 1, 2001.
(2)	Mr. Stubblefield was named Chief Financial Officer effective April 1, 2002.

The following table sets forth information regarding option grants during fiscal 2002 to each of the Named Executive Officers:

Option Grants in Fiscal 2002

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal 2002	Exercise Price Per Share	Market Price Per Share at Date of Grant	Expiration Date	5%	10%
A. Clayton Perfall	—	—	—	—	—	$—	$—
Heinz Stubblefield	250,000	57.5%	$5.00	$2.20	04/01/2012	$—	$176,558
Steven D. Anderson	20,000	4.6%	$5.00	$1.68	07/10/2012	$—	$—
Debra McCreight	15,000	3.4%	$5.00	$1.68	07/10/2012	$—	$—

(1)	Options granted in fiscal 2002 were made under the 1997 Stock Incentive Plan (the “Plan”). These options:
•	Expire ten years from the date of the grant, unless otherwise earlier terminated in certain events related to termination of employment; and
•	Vest in 25% increments on the anniversary date of the grant, subject to the terms and conditions of the Plan.
(2)	We are required by the Securities and Exchange Commission to use a 5% and 10% assumed rate of appreciation over the ten-year option term. This does not represent our estimate or projection of the future common stock price. If our common stock does not appreciate, the Named Executive Officers will receive no benefit from the options.

During 2001, the Company filed a tender offer statement pursuant to which certain employees were offered the opportunity to exchange their existing options to purchase shares of common stock as granted under the Plan for new options to be granted under the Plan on or after July 1, 2002. The number of shares granted to employees was equal to the number of shares exchanged by the option holder. The exercise price of the new option was equal to the closing sale price of common stock as reported on the replacement grant date, or $5.00, whichever was greater. Under this program, options for the purchase of 185,000 shares of common stock were issued at an exercise price of $5.00 per share on July 10, 2002. Directors and Officers of the Company at the time of the filing of the tender offer were not eligible to participate in the exchange. Mr. Anderson and Ms. McCreight were not Named Executive Officers at the time of the filing, and therefore they were eligible to participate in the option exchange.

The following table details the option repricings for Mr. Anderson and Ms. McCreight.

Ten-Year Option/SAR Repricings

Name	Number of Securities Underlying Options Repriced or Amended	Market Price of Stock at Time of Repricing or Amendment	Exercise Price at Time of Repricing or Amendment	New Exercise Price	Length of Original Term Remaining at Date of Repricing or Amendment (In Years)
Steven D. Anderson	5,000	$1.68	$ 7.91	$5.00	9.36
	5,000	$1.68	$ 8.81	$5.00	8.36
	5,000	$1.68	$25.38	$5.00	7.37
	5,000	$1.68	$21.75	$5.00	6.78

Debra McCreight	5,000	$1.68	$ 7.91	$5.00	9.36
	5,000	$1.68	$ 8.81	$5.00	8.36
	5,000	$1.68	$21.75	$5.00	6.78

None of the Named Executive Officers exercised any options during fiscal 2002. The following table sets forth certain information with respect to the status of their options at December 31, 2002.

Fiscal Year-End Value

	Number of Securities Underlying Unexercised Options at Fiscal Year-end		Value of Unexercised In-the-Money Options at Fiscal Year-end (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
A. Clayton Perfall	525,000	675,000	$—	$—
Heinz Stubblefield	—	250,000	$—	$—
Steven D. Anderson	—	20,000	$—	$—
Debra McCreight	—	15,000	$—	$—

(1)	This number is calculated by subtracting the option exercise price from the closing price of the common stock on December 31, 2002 ($0.80) to get the “average value per option”, and multiplying the average value per option by the number of exercisable and unexercisable options. The amounts in this column may not represent amounts actually realized the by Named Executive Officers.

Employment and Severance Agreements

We have entered into employment agreements with Messrs. Perfall, Stubblefield and Anderson and Ms. McCreight.

A. Clayton Perfall.    We entered into an employment agreement with Mr. Perfall on October 1, 2001. The agreement with Mr. Perfall expires on September 30, 2005. This agreement may be terminated by us (a) upon the employee’s death or inability to perform his duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon 90 days’ written notice. The agreement may be terminated by the employee upon 90 days’ written notice. If the agreement is terminated by us prior to September 30, 2003, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to two times the employee’s base salary in effect on such termination date. If the agreement is terminated by us after September 30, 2003, except for cause or upon employee’s death or disability, we must continue to pay the employee’s base salary and bonus through the expiration date of September 30, 2005. The agreement provides for an annual base salary of $400,000 and for an annual bonus of up to 50% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by the board of directors. Upon a change in control, the agreement provides for a lump-sum payment to Mr. Perfall of $2,500,000, which may be reduced on a dollar for dollar basis if the employee has realized total compensation in excess of $4,000,000 per year on a prorated basis. As a condition to employment, Mr. Perfall has agreed to two year noncompetition and nonsolicitation provisions. In connection with the proposed merger, we entered into a conditional amendment, dated March 28, 2003, to Mr. Perfall’s employment agreement. According to the conditional amendment, if the proposed merger is consummated, Mr. Perfall will be entitled to receive 1,900,000 restricted shares of AHL’s newly-created Series B participating preferred stock in lieu of the lump-sum cash payment of $2,500,000 which would be due to Mr. Perfall upon a change in control of AHL.

Heinz Stubblefield.    We entered into an employment agreement with Mr. Stubblefield on April 1, 2002. The agreement with Mr. Stubblefield expires on April 1, 2006. This agreement may be terminated by us (a) upon the employee’s death or inability to perform his duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon written notice. The agreement may be terminated by the employee upon 30 days’ written notice. If the agreement is terminated by us, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to the employee’s annual base salary in effect on such termination date. The agreement provides for an annual base salary of $250,000 and for an annual bonus of up to 50% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by Chief Executive Officer. Upon a change in control before April 1, 2004, the agreement provides for a lump-sum payment to Mr. Stubblefield of $500,000, which would be reduced to $250,000 if a change of control occurs after this date. As a condition to employment, Mr. Stubblefield has agreed to one year noncompetition and nonsolicitation provisions.

Steven D. Anderson.    We entered into an employment agreement with Mr. Anderson on July 28, 1998. The agreement with Mr. Anderson renews automatically for successive one-year terms unless either we or the employee notify the other, at least 90 days before July 28th of any calendar year, that the employee or we do not wish to renew beyond July 28th of any calendar year. This agreement may also be terminated by us (a) upon the employee’s death or inability to perform his duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon written notice. The agreement may be terminated by the employee upon 90 days’ written notice. If the agreement is terminated by us, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to one half the employee’s annual base salary in effect on such termination date. The agreement provides for an annual base salary of $100,000, or such greater amount as determined by the board of directors, and for an annual bonus of up to 30% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by us. Mr. Anderson’s 2002 annual base salary was $153,333. As a condition to employment, Mr. Anderson has agreed to one year noncompetition and nonsolicitation provisions.

Debra McCreight.    We entered into an employment agreement with Ms. McCreight on July 28, 1998. The agreement with Ms. McCreight renews automatically for successive one-year terms unless either we or the employee notify the other, at least 90 days before July 28th of any calendar year, that the employee or we do not wish to renew beyond July 28th of any calendar year. This agreement may also be terminated by us (a) upon the employee’s death or inability to perform his duties on account of a disability for a period of three months during any twelve-month period, (b) for cause, or (c) upon written notice. The agreement may be terminated by the employee upon 90 days’ written notice. If the agreement is terminated by us, except for cause or upon employee’s death or disability, we must pay the employee a severance payment equal to one half the employee’s annual base salary in effect on such termination date. The agreement provides for an annual base salary of $100,000, or such greater amount as determined by the board of directors, and for an annual bonus of up to 30% of base salary, based upon our financial performance and achievement of personal objectives established for the employee by us. Ms. McCreight’s 2002 annual base salary was $139,500. As a condition to employment, Ms. McCreight has agreed to one year noncompetition and nonsolicitation provisions.

Compensation of Directors

We pay our outside directors $10,000 annually plus $1,000 for each board meeting attended and $500 for each compensation or audit committee meeting attended. In addition, directors are reimbursed for expenses incurred in order to attend board and committee meetings. Directors are also eligible to receive options to purchase our common stock under our 1997 Stock Incentive Plan. On March 19, 2002, Mr. Argenbright and Mr. Knox were granted options to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share. The options vest ratably over four years, beginning on November 7, 2001.

In March 2003, our board of directors formed a special committee to review and evaluate the fairness of the proposed merger. The members of the special committee are Mr. Knox, Mr. Ward and Mr. Beard. We will pay each of these directors $50,000 for service on this special committee, in addition to their customary board and committee fees. In addition, members of the special committee receive $1,000 for each committee meeting attended in person and $500 for each meeting attended by phone.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Mr. Knox and Mr. Ward. During 2002:

•	no member of the Compensation Committee was an officer or employee of AHL or any of its subsidiaries;

•	no member of the Compensation Committee entered into any transaction with AHL in which the amount involved exceeded $60,000;

•	no executive officer of AHL served as a director of another entity where one of that entity’s executive officers served on the Compensation Committee; and

•	no executive officer of AHL served on the compensation committee of another entity where one of that entity’s executive officers served as a director of AHL.

In 2003, we will pay Mr. Knox and Mr. Ward $50,000 for service on a special committee to review and evaluate the fairness of any business combination transaction that we may consider under the terms of our Credit Facility. Including the customary director fees, meeting attendance fees, and the special committee compensation, we will pay Mr. Knox and Mr. Ward in excess of $60,000 in 2003.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is responsible for making decisions with respect to the compensation of AHL’s executive officers and administering AHL’s 1997 Stock Incentive Plan and Employee Stock Purchase Plan. No member of the Compensation Committee is an employee of AHL.

The Compensation Committee has prepared the following report on AHL’s policies with respect to compensation of AHL’s executive officers for the fiscal year ended December 31, 2002.

Compensation Policies Towards Executive Officers

The compensation policies of AHL are designed to:

1.	attract, motivate and retain experienced and qualified executives
2.	increase the overall performance of AHL
3.	increase shareholder value, and
4.	increase the performance of individual executives.

The Compensation Committee is responsible for ensuring that a proper system of short and long-term compensation is in place to provide performance-oriented incentives to management, taking into account individual contribution, teamwork and performance levels.

Each executive officer’s compensation is determined annually by the Compensation Committee. Senior management makes recommendations to the Compensation Committee regarding each executive officer’s compensation (except the chief executive officer’s compensation), including recommendations for base salary for the succeeding year and discretionary cash bonuses and stock incentive awards.

Our compensation philosophy is based on a pay for performance approach. The compensation program seeks to reward individual action that contributes to operating unit performance and overall company performance. Our goal is to be competitive with the marketplace on a total compensation basis, including annual base salary and annual bonus and stock options:

•	Annual Base Salary. Each executive officer’s base salary is based upon the competitive market for the executive officer’s services, including the executive’s specific responsibilities, experience and overall performance. In keeping with our pay for performance approach, it is our objective to set the base salary at the market base salary level of our peers in the industry. Base salaries are reviewed and may be adjusted annually. Changes in responsibilities are also taken into account in the review process.

•	Annual Bonuses. We award discretionary year-end bonuses. These bonuses reflect the contribution of the individual as well as the performance of the operating unit and AHL as a whole. Ranges of potential bonuses and performance measures are established annually for each position.

The performance measures applicable to a particular position vary according to the functions of the position. Performance measures considered by the Compensation Committee include obtaining certain profitability goals as well as each individual meeting personal objectives relative to operational enhancements.

•	Stock Options. We use long-term incentive compensation to compensate for achievement of performance measures which extend beyond one year, while at the same time aligning management’s interests with that of the shareholders. The Compensation Committee believes that stock-based awards are most appropriate for long-term incentive compensation. In 1997, we adopted the 1997 Stock Incentive Plan. Under this Plan, stock options may be granted by the Compensation Committee. In July 2002, the Compensation Committee granted stock options to two of our executive officers.

Chief Executive Officer Compensation

The executive compensation policy described above is applied in determining Mr. Perfall’s compensation. Mr. Perfall generally participates in the same executive compensation plans and arrangements available to the other senior executives. Accordingly, his compensation also consists of annual base salary, annual bonus and stock options. The Compensation Committee’s general approach in establishing Mr. Perfall’s compensation is to be competitive with peer companies, but to have a large percentage of his target compensation based upon the long-term performance of the AHL, as reflected in part in the market price of AHL common stock.

Mr. Perfall’s employment agreement provides for an annual base salary subject to increase by the board of directors, and makes him eligible for an annual bonus of up to 50% of base salary. Mr. Perfall’s compensation for the year ended December 31, 2002 included $400,000 in base salary and $175,000 in the form of a cash bonus. His bonus payments for 2002 were based on, among other factors, AHL’s performance and the 2002 compensation of chief executives of comparable companies.

The Compensation Committee believes that it structured Mr. Perfall’s compensation package to include a significant amount of “at risk” compensation that provides incentives tying the amount of his compensation to our performance. Stock options produce value in direct proportion to the value realized by all shareholders from price appreciation. Important factors the Compensation Committee considered in determining his compensation package include pay packages offered by similar industry companies, Mr. Perfall’s previous experience and his expected role in focusing and refining our long-term strategies and engaging a strong management team. Mr. Perfall’s base salary for 2003 will remain at the same level.

Compensation Deductibility Policy

Under Section 162(m) of the Internal Revenue Code, and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1 million paid to any of AHL’s five most highly compensated executive officers. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists only of “outside directors” as defined for purposes of Section 162(m). The Compensation Committee intends to maximize the extent of tax deductibility of executive compensation under the provisions of Section 162(m) so long as doing so is compatible with the determinations as to the most appropriate methods and approaches for the design and delivery of compensation to AHL’s executive officers.

Respectfully submitted,

COMPENSATION COMMITTEE

John W. Ward, Chairman

Wyck Knox

March 31, 2003

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Acts, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph compares the performance of our common stock to The Nasdaq Stock Market and the index of Nasdaq Non-Financial Stocks. The stock price performance graph assumes an investment of $100 in our common stock on March 27, 1997 and an investment of $100 in the two indexes on March 31, 1997 and further assumes the reinvestment of all dividends. The difference in the initial start date is due to the fact that our common stock did not start trading publicly until March 27, 1997. We believe that the net effect of this difference in start dates will not have a material effect on the performance graph. Stock price performance, for the period from March 31, 1997 through December 31, 2002 is not necessarily indicative of future results.

	March 1997	Dec. 1997	Dec. 1998	Dec. 1999	Dec. 2000	Dec. 2001	Dec. 2002
AHL	100	246.25	312.5	208.75	100.63	29.21	8.00
The Nasdaq Stock Market	100	129.7	182.55	333.09	200.58	158.35	108.43
Nasdaq 100—Non-Financial Stocks	100	125.8	184.37	354.59	210.52	141.78	88.50

The stock price performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Acts except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Act.

ITEM 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of common stock as of April 8, 2003 for:

•	directors of AHL Services;

•	the Named Executive Officers;

•	our directors and executive officers as a group; and

•	each person who is a shareholder holding more than a 5% interest in our common stock.

Unless otherwise indicated, the business address of each person listed is: c/o AHL Services, Inc., 1000 Wilson Boulevard, Suite 910, Arlington, Virginia 22209.

Name	Number of Shares Beneficially Owned (1)(3)	Options Exercisable Within 60 Days (2)(3)	Shares with Shared Voting Power (3)	Total	Percent of Outstanding Shares (4)
Executive Officers and Directors:
A. Clayton Perfall	106,400	525,000	8,868,723	9,500,123	60.2%
Heinz Stubblefield	—	62,500	—	62,500	*
Steven D. Anderson	419	—	—	419	*
Debra McCreight	6,919	—	—	6,919	*
Frank A. Argenbright, Jr. (5)	7,180,473	6,250	2,313,400	9,500,123	60.2%
Wyck A. Knox, Jr	221,527	6,250	—	227,777	1.5%
John W. Ward	15,000	5,000	—	20,000	*
Thomas V. Beard	—	—	—	—	*
All directors and executive officers as a group (8 persons) (6)	7,530,738	605,000	1,682,000	9,817,738	61.9%

Other Five Percent Shareholders:
Caledonia Investments plc (7)	1,682,000	—	7,818,123	9,500,123	60.2%
Dimensional Fund Advisors Inc. (8)	1,042,960	—	—	1,042,960	6.8%
Gerald L. Trooien (9)	940,850	—	—	940,850	6.2%
Edwin C. “Skip” Gage (10)	766,742	—	—	766,742	5.0%
Huevos Holdings, Inc. (11)	—	—	9,500,123	9,500,123	60.2%

*	Less than 1.0%.
(1)	Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. This table is based upon information supplied by executive officers, directors and principal shareholders, and Schedules 13D filed with the SEC.
(2)	Represents shares that can be acquired through stock option exercises on or prior to May 31, 2003.
(3)	As part of the proposed merger and pursuant to the merger agreement, Mr. Perfall, Mr. Argenbright and certain of his affiliates, Caledonia Investments plc and Huevos Holdings, Inc. agreed to vote in favor of the proposed merger and to certain amendments to the articles of incorporation of AHL all shares of common stock that they have the authority to vote. By virtue of the voting agreement, each of these shareholders may have shared voting power over the shares shown in this table as beneficially owned by each such shareholder and the shares subject to options exercisable within 60 days by each such shareholder. As a result, the shareholders may be deemed to have shared voting power over an aggregate of 9,500,123 shares of common stock (which amount includes 531,250 shares subject to options exercisable within 60 days).
(4)	Based on an aggregate of 15,246,792 shares of common stock issued and outstanding as of April 1, 2003. Assumes that all options beneficially owned by the person are exercised. The total number of shares outstanding used in calculating this percentage assumes that none of the options beneficially owned by other persons are exercised.

(5)	Includes (a) 668,660 shares beneficially owned by Argenbright Partners, L.P., of which a limited liability company managed by Mr. Argenbright and his spouse is the general partner, (b) 103,473 shares owned by a charitable trust, of which Mr. Argenbright is sole trustee and (c) 622,027 shares owned by Mr. Argenbright’s spouse.
(6)	The amount of shares over which the directors and executive officers as a group have shared voting power represents 1,682,000 shares beneficially owned by Caledonia Investments plc over which both Mr. Perfall and Mr. Argenbright have shared voting power.
(7)	The principal business address of Caledonia Investments plc is Cayzer House, 30 Buckingham Gate, London, England SW 1E 6NN. This information is based on a Schedule 13D dated December 24, 2002 that has been filed with the SEC and an amendment to the Schedule 13D filed with the SEC on April 8, 2003.
(8)	The principal business address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The information is based on a Schedule 13G filed with the SEC on February 11, 2003.
(9)	The principal business address of Mr. Trooien is 10 River Park Plaza, Suite 800, St. Paul, MN 55107. The information is based on a Schedule 13G filed with the SEC on February 13, 2003.
(10)	The principal business address of Mr. Gage is 10000 Hwy 55, Minneapolis, MN, 55441. Includes 216,742 shares held by Gage Marketing Group, LLC, of which Mr. Gage is the Chairman and Chief Executive Officer. As such, Mr. Gage is deemed to have sole voting and investment power over the shares. Also includes 275,000 shares held by Mr. Gage and 275,000 shares held by Mr. Gage’s spouse.
(11)	The principal business address of Huevos Holdings, Inc. is Twelve Piedmont Center, Suite 210, Atlanta, Georgia, 30305. Huevos Holdings does not have sole or shared investment power over any of the shares of common stock. This information is based on a Schedule 13D filed with the SEC on April 7, 2003.

Changes in Control

On March 31, 2003, AHL announced that an affiliate of CGW and certain of AHL’s officers, directors and shareholders agreed to acquire the outstanding shares of AHL not already held by CGW and the Continuing Shareholders through a proposed merger of AHL and the Purchaser. Following the transaction, the Continuing Shareholders will own an approximately 40% equity interest in AHL, and CGW will own the remaining approximately 60% equity interest. See the sections in this report entitled “Recent Developments.”

ITEM 13.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Edwin C. Gage, a former member of our board of directors and current beneficial owner of 5% of our common stock, has direct or indirect ownership interests in several companies with which we have had business relationships during 2002. These relationships are:

•	Gage Marketing Group, LLC, which purchased fulfillment services from us totaling $1.1 million, which provided information technology and other services to us totaling $720,000 and which rented real estate to us totaling $15,000.

•	Carlson Real Estate Company, which rented real estate to us in Maple Plain, Howard Lake and Plymouth, Minnesota totaling $1.5 million.

•	Gage Travel, Inc., which provided travel services to us totaling $2,000.

•	Marketing Bridge, LLC, which provided Web-based consulting services to us totaling $408,000.

•	Gage In-Store Marketing, LLC, which rented real estate to us totaling $64,000.

•	Carlson Marketing Group, which purchased lettershop services from us totaling $469,000.

In March 2003, we signed a settlement agreement with Gage Group, LLC and its affiliate, Gage Marketing Group, LLC (“GMG”). The agreement provided that we pay $80,000 to GMG in exchange for limited use of the

“Gage” trade name and trademarks, limited IT services and the release of claims relating predominantly to disputes on (1) freight charges to a mutual customer and (2) the co-marketing agreement entered into in conjunction with the sale of Gage Marketing Services, now known as Archway Marketing Services, to AHL in 1998.

Mr. Gage and his immediate family together control and actively manage Gage Marketing Group, LLC, Gage Travel, Inc., Marketing Bridge, LLC, and Gage In-Store Marketing, LLC. Neither Mr. Gage nor his family control or actively manage Carlson Real Estate Company or Carlson Marketing Group, Inc. All transactions were priced at arm’s length.

In 2003, we will pay to each of Mr. Knox, Mr. Ward and Mr. Beard $50,000 for service on a special committee to review and evaluate the fairness of the proposed merger. Including the customary director fees, meeting attendance fees, and the special committee compensation, we will pay Mr. Knox, Mr. Ward and Mr. Beard in excess of $60,000 in 2003.

In 2001, we entered into a settlement agreement with Mr. Argenbright pursuant to his former employment with the Company. As part of this agreement, we agreed to guarantee up to $10,000,000 of Mr. Argenbright’s personal debt for a period of three years from the date of the sale of our European staffing business or such earlier time as allowed by our Credit Facility. In connection with the proposed merger, we entered into an agreement with Mr. Argenbright, dated March 28, 2003, pursuant to which we may elect to terminate our obligation to guarantee Mr. Argenbright’s personal indebtedness at any time in return for a payment to Mr. Argenbright of $2,000,000.

On April 12, 2002, in connection with our settlement agreement with Securicor plc relating to post-closing adjustments for the sale of our US and European aviation and facility services business, we agreed to pay Mr. Argenbright $5 million to induce him to enter into the settlement agreement with Securicor. The agreement contained a release of the Company from certain claims asserted against the Company by Securicor and was conditioned upon a release by both the Company and Mr. Argenbright of certain claims against Securicor. The obligation to pay Mr. Argenbright matures on October 12, 2003, is unsecured and does not bear interest.

Effective September 2002, we entered into an agreement with a third party and Air Serv Corporation, (“Air Serv”), a corporation owned by Mr. Argenbright and Mr. Knox, to sublet our courtside suite at the Philips Arena through the remaining lease term of August 2004. Air Serv and the third party have agreed to pay 50% of the remaining lease payments under the lease agreement, or approximately $108,000, in exchange for 100% access to the suite. These payments will reduce our future rent expense. The transaction was priced at arm’s length.

At December 31, 2002, AHL holds a receivable from Mr. Argenbright for approximately $24,000 relating to employee wages and benefits paid by AHL, on Mr. Argenbright’s behalf, to an employee who, in 2001, was working jointly for AHL and Mr. Argenbright personally.

Any future transactions between AHL Services and its officers, directors or principal shareholders will be approved by a majority of the disinterested members of the board of directors.

REPORT OF THE AUDIT COMMITTEE

Our Audit Committee, which operates under a written charter, oversees our Company’s financial reporting process on behalf of the board of directors. The Audit Committee is responsible for, among other things, reviewing with our independent auditors the scope and results of their audit engagement. In connection with the fiscal 2002 audit, the Audit Committee has:

•	reviewed and discussed with management and Ernst & Young LLP (“Ernst & Young”), our independent auditors, our financial statements to be included in our Annual Report on Form 10-K for the years ended December 31, 2002, 2001 and 2000,

•	reviewed and discussed with management and Ernst & Young our financial statements included in our Quarterly Reports on Form 10-Q for the year ended December 31, 2002,

•	discussed with Ernst & Young the matters required by Statement of Accounting Standards No. 61 (Communications with Audit Committee), and

•	received from and discussed with Ernst & Young the written disclosures and letter from Ernst & Young required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee) regarding their independence.

The Audit Committee has reviewed the other services, included non-audit services, provided to AHL during the year ended December 31, 2002 and determined that the provision of the non-audit services described in “All Other Fees” below is compatible with maintaining Ernst & Young’s independence.

Ernst & Young has served as our independent auditor since May 31, 2002 and is familiar with our business affairs, financial controls, accounting procedures and industry segment. The Audit Committee appointed Ernst & Young to audit our financial statements for the year ending December 31, 2003.

Our company’s management is responsible for our company’s internal controls and financial reporting. Ernst & Young, our independent auditors, are responsible for auditing our company’s annual financial statements in accordance with generally accepted auditing standards and for issuing a report on those financial statements. The Audit Committee is responsible for monitoring and reviewing these processes. As part of this oversight process, the Audit Committee regularly meets with our company’s management and our outside auditors. It is not the Audit Committee’s duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and rely, without independent verification, on the information provided to them and on the representations made to them by management and the independent accountants.

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above, the Audit Committee recommended to the board of directors that the audited consolidated financial statements of the Company be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

All of the members of the Audit Committee have been determined to be independent in accordance with the requirements of Rule 4350(d)(2) of the National Association of Securities Dealers listing standards.

AUDIT COMMITTEE

Wyck A. Knox, Jr., Chairman

John W. Ward

Thomas V. Beard

March 31, 2003

The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended (together, the “Acts”), except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

Audit and All Other Fees

Audit Fees

Fees for audit services totaled approximately $638,000 in 2002 and approximately $215,000 in 2001, including fees associated with our annual audit and reviews of our quarterly reports.

Audit-Related Fees

Fees for audit-related services totaled approximately $17,500 in 2002 and approximately $133,000 in 2001. Audit related services principally include fees in connection with business dispositions, services associated with securities filings and accounting consultations.

Tax

Fees for tax services, including tax compliance, tax advice and tax planning, totaled approximately $210,000 in 2002 and $1,010,000 in 2001.

All Other Fees

Fees for all other services not described above totaled approximately $59,000 in 2002 and $0 in 2001, principally including services related to the sale of the German specialized staffing services business.

ITEM 14.    CONTROLS AND PROCEDURES

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information that we are required to disclose in reports that we file under the Exchange Act are accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this annual report. We conducted this evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that the design and operation of our disclosure controls and procedures are effective. There were no significant changes to our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

PART IV

ITEM 15.    EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES, AND REPORTS ON FORM 8-K

(a)	Financial Statements and Schedules

1.	The following financial statements and schedules are filed herewith:

(i)	Consolidated Balance Sheets as of December 31, 2002 and 2001.

(ii)	Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000.

(iii)	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000.

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

(v)	Notes to consolidated financial statements.

(vi)	Schedule II—Valuation and Qualifying Accounts.

2.	Exhibits

See Item 15(c) below.

(b)	The Registrant filed the following Report on Form 8-K during its fourth fiscal quarter:

On December 23, 2002, AHL Services, Inc. filed a Current Report on Form 8-K announcing that it had concluded negotiations with its lenders for an extension of the maturity of its credit facility.

(c)	Exhibits.

Exhibit Number	Description
2.1

Agreement and Plan of Merger, dated March 28, 2003, by and among Huevos Holdings, Inc., AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc (incorporated by reference to AHL’s Current Report on Form 8-K, dated March 31, 2003).

3.1	Restated and Amended Articles of Incorporation of AHL (incorporated by reference to AHL’s Registration Statement on Form 8-A dated March 25, 1997).

3.2	Bylaws of AHL, effective October 1, 2001 (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

4.1	Specimen Common Stock Certificate (incorporated by reference to AHL’s Registration Statement on Form S-1 (File No. 333-20315)).

4.2	Articles 2, 3 and 9 of the Amended and Restated Articles of Incorporation of AHL (incorporated by reference to AHL’s Registration Statement on Form 8-A, dated March 25, 1997).

4.3	Articles I, V, VII and IX of the Bylaws of AHL, effective as of October 1, 2001 (incorporated b reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.1*+	1997 Stock Incentive Plan.

10.2+	First Amendment to the AHL Services, Inc. 1997 Stock Incentive Plan dated February 19, 1998 (incorporated by reference to AHL’s Schedule TO filed on November 30, 2001).

10.3+	Second Amendment to the AHL Services, Inc. 1997 Stock Incentive Plan dated October 1, 2001 (incorporated by reference to AHL’s Schedule TO filed on November 30, 2001).

10.4+	Amended and Restated Employee Stock Purchase Plan USA (incorporated by reference to Exhibit A to the Proxy Statement for AHL’s Annual Meeting of Shareholders on May 13, 1999).

10.5+

Employment Agreement between AHL Services, Inc. and A. Clayton Perfall dated as of October 1, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.6+	Severance Agreement between AHL Services, Inc. and Edwin R. Mellett dated October 31, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.7+

Settlement Agreement between AHL Services, Inc. and Frank A. Argenbright, Jr., dated September 30, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.8+

Severance and Separation letter between AHL Services, Inc. and Ronald J. Domanico dated October 30, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.9+	Separation Agreement between AHL Services and Thomas J. Marano dated November 2, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.10+	Employment Agreement between AHL Services, Inc. and Steven D. Anderson dated July 28, 1998 (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.11+	Employment Agreement between AHL Services, Inc. and Debra McCreight, dated July 28, 1998 (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.12+	Employment Agreement between AHL Services, Inc. and Heinz Stubblefield, dated April 1, 2002 (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.13

Acquisition Agreement, dated as of December 4, 2000 by and among Securicor plc., Securicor Georgia, Inc., AHL Services, Inc., Argenbright Holdings Limited, Argenbright, Inc., Argenbright Security, Inc., The ADI Group Limited and AHL Europe Limited (incorporated by reference to AHL’s Current Report on Form 8-K dated December 29, 2000).

10.14	Registration Rights Agreement, dated July 24, 1998, by and between AHL Services, Inc. and Gage Marketing Group, LLC (incorporated by reference to AHL’s Current Report on Form 8-K dated July 24, 1998).

10.15

Sale Agreement dated as of March 19, 2002, by and among AHL Europe Limited, as Seller, AHL Services, Inc., as Guarantor and Epoch 2 Limited, as Buyer (incorporated by reference to AHL’s Current Report on Form 8-K dated April 3, 2002).

10.16

Third Amended and Restated Credit Agreement dated as of April 12, 2002 by and among AHL Services, Inc. and certain of its subsidiaries, Wachovia Bank, N.A. (London Branch), as European Swingline Lender, and Wachovia Bank, N.A., as Administrative Agent (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.17

First Amendment to Third Amended and Restated Credit Agreement and Consent, dated as of June 28, 2002 by and among AHL Services, Inc. and certain of its subsidiaries, Wachovia Bank, N.A. (London Branch), as European Swingline Lender, and Wachovia Bank, N.A., as Administrative Agent (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

10.18

Second Amendment to Third Amended and Restated Credit Agreement and Consent, dated as of July 12, 2002, by and among AHL Services, Inc. and certain of its subsidiaries, Wachovia Bank, N.A. (London Branch), as European Swingline Lender, and Wachovia Bank, N.A., as Administrative Agent (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

10.19

Third Amendment to Third Amended and Restated Credit Agreement and Consent, dated as of August 30, 2002, by and among AHL Services, Inc. and certain of its subsidiaries, Wachovia Bank, N.A. (London Branch), as European Swingline Lender, and Wachovia Bank, N.A., as Administrative Agent (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.20

Fourth Amendment to Third Amended and Restated Credit Agreement and Consent, dated as of November 27, 2002, by and among AHL Services, Inc. and certain of its subsidiaries, Wachovia Bank, N.A. (London Branch), as European Swingline Lender, and Wachovia Bank, N.A., as Administrative Agent (incorporated by reference to AHL’s Current Report on Form 8-K dated December 23, 2002).

10.21

Fifth Amendment to Third Amended and Restated Credit Agreement and Consent, dated as of December 20, 2002, by and among AHL Services, Inc. and certain of its subsidiaries, Wachovia Bank, N.A. (London Branch), as European Swingline Lender, and Wachovia Bank, N.A., as Administrative Agent (incorporated by reference to AHL’s Current Report on Form 8-K dated December 23, 2002).

10.22*

Sixth Amendment to Third Amended and Restated Credit Agreement and Consent, dated as of February 24, 2003, by and among AHL Services, Inc. and certain of its subsidiaries, the financial institutions named therein and Wachovia Bank, N.A., as Administrative Agent.

10.23

Seventh Amendment to Third Amended and Restated Credit Agreement and Consent, dated as of March 28, 2003, by and among AHL Services, Inc. and certain of its subsidiaries, the financial institutions named therein and Wachovia Bank, N.A., as Administrative Agent (incorporated by reference to AHL’s Current Report on Form 8-K dated March 31, 2003).

10.24

Settlement and Release Agreement, dated as of April 12, 2002 by and among Securicor, plc, AHL Services, Inc., Argnbright Holdings Limited, Argenbright, Inc. and AHL Europe Limited (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.25

Letter Agreement dated as of April 12, 2002, by and between AHL Services, Inc. and Frank A. Argenbright, relating to the Settlement and Release Agreement (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.26+*	Conditional Amendment to Employment Agreement, dated March 28, 2003, by and between AHL Services, Inc. and A. Clayton Perfall.

10.27*	Agreement, dated as of March 28, 2003, by and among CGW Southeast Partners IV, L.P., AHL Services, Inc., Argenbright, Inc., Argenbright Holdings Limited, AHL Europe Limited and Securicor plc.

10.28*	Agreement Regarding Termination of Obligation to Guaranty Indebtedness, dated as of March 28, 2003, between Frank A. Argenbright, Jr. and AHL Services, Inc.

21.1*	List of Subsidiaries

23.1*	Consent of Ernst & Young LLP

99.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed with this report.
+	Indicates management and compensatory plans.

AHL SERVICES, INC.

E-F-1

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders of AHL Services, Inc.:

We have audited the accompanying consolidated balance sheets of AHL Services, Inc. (a Georgia corporation) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AHL Services, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that AHL Services, Inc will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, has bank borrowings outstanding of approximately $72.5 million, which are due no later than August 29, 2003, and has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 3, the Company adopted Statement of Financial Accounting Standard No. 142 effective January 1, 2002. Also, as discussed in Note 2, the financial statements for 2000 and 2001 have been restated.

/s/ ERNST & YOUNG LLP

McLean, Virginia

April 8, 2003

E-F-2

AHL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	December 31,
	2002	2001
		(as restated)
ASSETS
Current assets:
Cash and cash equivalents	$4,506	$6,817
Accounts receivable, net of allowance of $4,553 and $8,729 at December 31, 2002 and 2001, respectively	34,106	31,372
Unbilled services	5,147	7,873
Work in process	1,218	1,350
Reimbursable customer expenses	4,822	5,542
Prepaid expenses and other	5,610	5,492
Income taxes receivable	2,762	12,733
Net current assets of discontinued operations	1,461	30,796

Total current assets	59,632	101,975

Property and equipment, net	24,208	24,824
Other assets	375	1,168
Intangibles, net of accumulated amortization of $1,169 and $908 at December 31, 2002 and 2001, respectively	4,039	4,300
Goodwill	62,048	127,543
Notes receivable	—	5,000

Total assets	$150,302	$264,810

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,102	$7,435
Accrued payroll and related benefits	18,117	16,106
Accrued expenses	14,322	21,652
Customer deposits	3,805	4,961
Current portion of self-insurance reserves	903	1,522
Current portion of settlement obligations	18,000	—
Current portion of debt	72,696	27,035

Total current liabilities	134,945	78,711

Self-insurance reserves, less current portion	1,385	2,380
Other non current liabilities	1,254	795
Deferred taxes	—	1,701
Settlement obligations, less current portion	—	18,000
Debt, less current portion	—	77,114

Total liabilities	137,584	178,701

Commitments and contingencies (Notes 4, 5, 7 and 10)

Shareholders’ equity:
Common stock, $.01 par value: 50,000,000 shares authorized; 17,427,392 shares issued; 15,246,792 shares outstanding	175	175
Preferred stock, no par value; 5,000,000 shares authorized; no shares outstanding	—	—
Paid-in capital	177,011	177,011
Accumulated deficit	(141,813)	(69,118)
Foreign currency translation adjustment	(2,655)	(1,959)
Treasury stock at cost: 2,180,600 shares	(20,000)	(20,000)

Total shareholders’ equity	12,718	86,109

Total liabilities and shareholders’ equity	$150,302	$264,810

The accompanying notes are an integral part of these consolidated financial statements.

E-F-3

AHL SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
		(as restated)	(as restated)
Revenues	$264,575	$276,828	$322,596
Cost of services	148,967	159,077	180,485

Gross margin	115,608	117,751	142,111

Costs and expenses:
Operating	100,079	129,673	123,555
Corporate general and administrative	3,138	14,944	7,514
Depreciation and amortization	6,609	19,703	12,546
Impairment charges	49,277	45,864	60,171
PIMMS abandonment costs	—	2,523	6,547

Operating loss	(43,495)	(94,956)	(68,222)

Interest expense, net	12,122	7,699	7,034
Other expense	281	201	237

Loss from continuing operations before income taxes	(55,898)	(102,856)	(75,493)
Income tax benefit	(3,812)	(4,040)	(28,954)

Loss from continuing operations	(52,086)	(98,816)	(46,539)

Discontinued operations:
Income (loss) from operations, net of taxes
US and UK specialized staffing services businesses	114	72	7,459
US and European aviation and facility services businesses	—	—	(5,813)
Gain (loss) on sale of businesses, net of taxes
US and UK specialized staffing services businesses	—	(9,367)	(1,740)
US and European aviation and facility services businesses	—	(8,526)	50,002

Income (loss) from discontinued operations	114	(17,821)	49,908

Net income (loss) before cumulative effect of change in accounting principle	(51,972)	(116,637)	3,369
Cumulative effect of change in accounting principle	(20,723)	—	—

Net income (loss)	$(72,695)	$(116,637)	$3,369

Basic and diluted earnings (loss) per share:
Loss from continuing operations	$(3.42)	$(6.46)	$(2.87)
Income (loss) from discontinued operations	$0.01	$(1.17)	$3.08
Cumulative effect of change in accounting principle	$(1.36)	$—	$—

Net income (loss)	$(4.77)	$(7.63)	$0.21

Basic and diluted weighted average common shares:	15,247	15,283	16,181

The accompanying notes are an integral part of these consolidated financial statements.

E-F-4

AHL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Common stock		Treasury stock		Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income
	Shares	Amount	Shares	Amount			Foreign Currency Translation Adjustment	Comprehensive Income (as restated)
Balance at December 31, 1999	17,409,892	$175	—	$—	$176,836	$44,150	$426	$18,626

Repurchase of common stock	—	—	(1,920,600)	(17,665)	—	—	—
Foreign currency translation adjustment, net of tax benefit of $875	—	—	—	—	—	—	(1,075)	(1,075)
Net income, as restated	—	—	—	—	—	3,369	—	3,369

Balance at December 31, 2000	17,409,892	175	(1,920,600)	(17,665)	176,836	47,519	(649)	2,294

Repurchase of common stock	—	—	(260,000)	(2,335)	—	—	—
Exercise of stock options and warrants	17,500	—			175
Foreign currency translation adjustment	—	—	—	—	—	—	(1,310)	(1,310)
Net loss, as restated	—	—	—	—	—	(116,637)	—	(116,637)

Balance at December 31, 2001	17,427,392	175	(2,180,600)	(20,000)	177,011	(69,118)	(1,959)	(117,947)

Foreign currency translation adjustment	—	—	—	—	—	—	(696)	(696)
Net loss	—	—	—	—	—	(72,695)	—	(72,695)

Balance at December 31, 2002	17,427,392	$175	(2,180,600)	$(20,000)	$177,011	$(141,813)	$(2,655)	$(73,391)

The accompanying notes are an integral part of these consolidated financial statements.

E-F-5

AHL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2002	2001	2000
		(as restated)	(as restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(72,695)	$(116,637)	$3,369
Less: Income (loss) from discontinued operations	114	(17,821)	49,908

Loss from continuing operations before cumulative effect of change in accounting principle	(72,809)	(98,816)	(46,539)
Cumulative effect of change in accounting principle	20,723	—	—
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	6,609	21,021	12,546
Impairment charge on goodwill	49,277	45,864	60,171
Loss on notes receivable	1,500	4,500	—
Amortization of debt issuance costs	2,117	—	—
Loss on sale of assets	275	—	—
Noncash impairment and other related charges	—	6,700	4,516
Changes in operating assets and liabilities:
Accounts receivable and unbilled services, net	2,100	5,989	(11,224)
Work in process, prepaid expenses and other	2,191	3,584	10,589
Accounts payable	(472)	2,789	(659)
Accrued expenses and other	(9,485)	5,488	2,306
Self-insurance reserves	(1,614)	437	1,841
Income taxes receivable	10,316	(6,466)	(7,578)
Deferred income taxes	(1,807)	2,014	(5,948)

Net cash provided by (used in) operating activities of continuing operations	8,921	(6,896)	20,021
Net cash provided by (used in) operating activities of discontinued operations	(1,228)	(6,966)	10,168

Net cash provided by (used in) operating activities	7,693	(13,862)	30,189

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment, net	(5,695)	(15,108)	(17,284)
Proceeds on sale of note receivable	3,500	—	—
Proceeds on sale of assets	604	—	—
Proceeds on sale of UK specialized staffing services business, net	26,844	—	—
Proceeds on sale of US specialized staffing services business, net	—	—	10,524
Proceeds on sale of US and European aviation and facility services businesses, net	—	—	172,723
Acquisitions of operations subsequently discontinued	—	—	(11,725)
Acquisition consideration paid, net of cash acquired	—	(12,901)	(12,508)
Transaction expenses paid on sale of discontinued operations	—	(7,080)	—

Net cash provided by (used in) investing activities	25,253	(35,089)	141,730

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under Credit Facility	(31,453)	38,401	(143,819)
Payment of debt issuance costs	(2,117)	(1,100)	—
Repurchases of AHL common stock	—	(2,335)	(17,665)
Proceeds from exercise of stock options	—	175	—

Net cash provided by (used in) financing activities	(33,570)	35,141	(161,484)

Effect of exchange rates on cash	(1,687)	701	(36)
Net increase (decrease) in cash and cash equivalents	(2,311)	(13,109)	10,399
Cash and cash equivalents at beginning of year	6,817	19,926	9,527

Cash and cash equivalents at end of year	$4,506	$6,817	$19,926

Supplemental disclosures of cash flow information:
Cash paid for interest	$12,034	$9,494	$18,686
Cash paid (recovered) for income taxes, net	$(9,879)	$3,352	$2,656

Noncash investing and financing activities:
Notes received from the US specialized staffing business sale	$—	$—	$9,500
Contingent consideration accrued	$—	$—	$12,901

The accompanying notes are an integral part of these consolidated financial statements.

E-F-6

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE BUSINESS

Organization and Business

The continuing operations of AHL Services, Inc. (“AHL” or the “Company”), a Georgia corporation incorporated in March 1997, provide outsourced marketing support services in the United States and specialized staffing services in Germany. The Company’s marketing support service offerings include trade promotion and fulfillment services, consumer promotion and fulfillment services and retail merchandising. AHL’s specialized staffing services provide electricians, welders, plumbers, customer service representatives and industrial workers for clients throughout Germany.

Basis of Presentation

On March 19, 2002, the Company sold its UK specialized staffing services business for $29.5 million in cash (see Note 4). On December 29, 2000, wholly-owned subsidiaries of AHL sold the stock in the Company’s subsidiaries, Argenbright Security, Inc. and The ADI Group Limited, AHL’s US and European aviation and facility services businesses. On October 13, 2000, AHL sold the assets of its US specialized staffing business to an investor group led by the former President of AHL’s Baltimore staffing operation. On December 28, 2000, AHL made the decision to abandon operations of its store set-up business unit, formerly called PIMMS.

Reported results from operations include the continuing marketing support services business and the German specialized staffing business. Results from operations for 2001 and 2000 also include the abandoned PIMMS store set-up business which ceased operations March 16, 2001. The results of the US and UK specialized staffing services businesses and the US and European aviation and facility services businesses have been presented as discontinued operations for all periods presented (see Note 4). The accompanying notes to the consolidated financial statements, except Note 4, relate only to the continuing operations of AHL.

Contemplated Sale, Going Concern, Liquidity and Management Plans

The Company entered into a proposed merger agreement with a newly-formed corporation owned by CGW Southeast Partners IV, L.P. (“CGW”), dated March 28, 2003, under which an affiliate of CGW will acquire control of the Company by purchasing all the outstanding shares of AHL not held by certain members of management and shareholders in exchange for $1.50 per share in cash. AHL will then merge with the CGW affiliate and AHL will be the surviving corporation (the “proposed merger”). The proposed merger, if completed, would constitute a going private transaction and would result in AHL no longer being publicly traded. Shares held by Mr. Perfall, AHL’s chief executive officer, Mr. Argenbright, AHL’s founder and Chairman, and one other shareholder (the “Continuing Shareholders”) will be converted into shares of the surviving corporation. The Continuing Shareholders will maintain an approximate 40% equity interest in AHL after the proposed merger. CGW will own the remaining interest of approximately 60%. The proposed merger is expected to be completed in the third quarter of fiscal year 2003. The proposed merger is subject to the approval of a majority of AHL’s shares as well as the approval of a majority of the shares not held by the Continuing Shareholders. It is also subject to CGW obtaining necessary financing and other customary closing conditions.

At December 31, 2002, the Company had outstanding bank borrowings of approximately $72.5 million. In connection with the proposed merger agreement, AHL obtained the consent of its senior lenders to a further extension of the maturity of its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the transaction with CGW is cancelled, in which event it will expire on the date the transaction is cancelled. As a result, this debt is reflected as a current liability in the accompanying consolidated balance sheet.

E-F-7

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s consolidated financial statements have been prepared assuming it will continue as a going concern. As described in these consolidated financial statements, the Company’s $72.5 million in bank borrowings are due no later than August 29, 2003. The Company had a net working capital deficit of approximately $77.9 million at December 31, 2002 and has incurred recurring operating losses in recent years. Although management has entered into a proposed merger with an affiliate of CGW which, if executed as planned, will result in the retirement of a large portion of the debt and the recapitalization of the company, there can be no assurance that such transactions will close as contemplated. If the proposed merger is terminated, management believes, consistent with its past experience, that it will be able to negotiate with its lenders to extend the maturity of its debt and undertake additional efforts to raise capital and reduce costs. However, there can be no assurance that such negotiations, if required, will be successful. There also can be no assurance that the Company will be able to obtain any replacement credit facility or that other sources of liquidity will be available if the proposed merger is not completed and the Credit Facility is cancelled. The consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.	RESTATEMENT AND RECLASSIFICATION

The Company has restated and reclassified its financial statements for each of the two years ended December 31, 2001. Unaudited quarterly financial data for 2001, as shown in Note 13, have also been restated and reclassified. Except as otherwise stated herein, all information presented in the consolidated financial statements and related notes includes all such restatements and reclassifications.

The operating results, including impairment charges and related balance sheet accounts, of the Company’s German specialized staffing business have been reclassified from discontinued operations to continuing operations in the consolidated financial statements for all periods presented. Beginning in the third quarter of 2001 and continuing into the fourth quarter of 2002, these operations were being actively marketed for sale and were therefore presented in accordance with Accounting Principles Board (“APB”) Opinion No. 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” as discontinued operations. The reclassification to continuing operations was required as the Company ceased marketing the German operations in conjunction with the proposed merger.

In addition, management has determined that certain items of expense were incorrectly reported in its previously issued 2000 and 2001 financial statements. These items principally relate to the accounting for rent escalation clauses in leases, the computation of expense related to worker’s compensation exposures, the treatment of foreign exchange rate changes on intercompany borrowings, the recognition of liabilities and related expense related to restructuring and other charges. The most significant item relates to the determination of valuation allowances related to the Company’s net deferred tax asset. In 2001, at a time when the Company had incurred “significant cumulative losses” as defined by Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, the Company recognized a net deferred tax asset. This amount should have been reserved for through the recognition of an additional valuation allowance. While management does not believe that these adjustments were material to the 2000 or 2001 financial statements, they are required under generally accepted accounting principles, and if left uncorrected, the impact on 2002 or thereafter could be material.

E-F-8

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These restatements increased (decreased) previously reported results and earning (loss) per share as shown in the following table:

	2001	2000
	(In thousands)
Recognition of rent escalations	$(257)	$—
Worker’s compensation expense	(376)	(755)
Exchange rate changes on intercompany borrowings	(201)	(237)
Restructuring and other charges	594	—
Valuation allowance for income taxes	(1,474)	—

Net adjustment to net income (loss)	$(1,714)	$(992)

Net adjustment to basic and diluted earnings (loss) per share:
Loss from continuing operations	$(0.11)	$(0.06)

Net loss	$(0.11)	$(0.06)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AHL and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year-End

The Company’s fiscal year-end is December 31. The Company’s US operations maintains its books by using a 52/53-week fiscal year ending on the last Friday in December. The Company’s US operation’s fiscal years ended on December 27, 2002, December 28, 2001 and December 29, 2000. Fiscal years 2002, 2001 and 2000 include 52 weeks. Management believes that the impact of the use of different year-ends is immaterial to the Company’s consolidated financial statements taken as a whole.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents, which include highly liquid investments with original purchase maturities of three months or less, are stated at cost which approximates fair value.

Revenue Recognition

AHL derives its marketing support services revenue primarily from three sources: (1) consumer promotion and fulfillment services, (2) trade promotion and fulfillment services and (3) retail merchandising services.

E-F-9

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Within consumer promotion and fulfillment services, the Company’s call centers recognize revenue based on the number of calls and agents assigned, according to written pricing agreements. The consumer and trade promotion and fulfillment services operations record revenue at the conclusion of the material selection, packaging and shipping process. The retail merchandising services operations recognize revenue as services are rendered, based on contracted hourly billing rates. In general, the Company recognizes revenues as programs are completed, services are rendered and/or as products are shipped in accordance with the terms of the contracts. Some of the contracts include postage and other items purchased by the Company as an agent on behalf of its client, who generally dictates all of the facets of the transaction, including the common carriers and level of postage class to be used. For these items, the Company records the net billings to its customers as revenue. The Company’s German specialized staffing services operations record revenue as services are rendered, based on contracted hourly billing rates.

Allowance For Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by management’s review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified.

Interest Allocation

The Company allocates interest expense to discontinued operations in accordance with EITF No. 87-24, which requires an allocation based on the net assets of the discontinued operations relative to the total net assets plus debt of the consolidated company. For fiscal years 2002, 2001 and 2000, interest expense of approximately $0.1 million, $1.0 million and $11.7 million, respectively, was allocated to discontinued operations.

Unbilled Services

Unbilled services represent revenues recorded on services rendered, programs completed, or product that has been shipped for which the customer has yet to be billed.

Work in Process

Work in process consists of labor and material costs for fulfillment programs provided to customers that have not been completed. Work in process is recognized as a cost in future periods as the revenue is recognized.

Reimbursable Customer Expenses

Reimbursable customer expenses consist of amounts billed to customers for freight and postage related to fulfillment services and travel expenses related to merchandising services.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. For fiscal years 2002, 2001 and 2000, these costs totaled $1.5 million, $1.9 million and $1.7 million, respectively.

E-F-10

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment consist of the following:

	December 31,
	2002	2001
	(In thousands)
Furniture and equipment	$28,619	$24,718
Computer software	9,967	8,801
Leasehold improvements	2,421	2,379

	41,007	35,898
Less accumulated depreciation	(16,799)	(11,074)

	$24,208	$24,824

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives of three to ten years for furniture and equipment and three to five years for computer software. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the related leases. When assets are retired or sold, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income.

The Company accounts for internally developed software in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use”. SOP 98-1 provides for the capitalization of certain internal software development costs and amortization over the life of the related software. Amounts capitalized during fiscal years 2002 and 2001 were $2.9 million and $5.2 million, respectively.

Depreciation and amortization expense related to property and equipment was $6.3 million, $13.4 million and $4.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. In 2001, depreciation and amortization expense included a write off of $6.4 million, consisting of $2.9 million for various equipment and leasehold improvements replaced during 2001 and $3.5 million for internally developed software replaced during 2001.

Goodwill and Intangibles, Net

Goodwill equal to the fair value of consideration paid in excess of the fair value of net assets purchased has been recorded in conjunction with several of the Company’s acquisitions. Intangibles consist of customer lists and are being amortized over 20 years.

In July 2001, SFAS No. 142, “Goodwill and Other Intangible Assets”, was issued. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and a test for impairment of goodwill and intangibles with indefinite lives annually, unless events and circumstances indicate that the carrying amounts may not be recoverable.

Prior to the Company’s adoption of SFAS No. 142, it accounted for goodwill and intangible assets under the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets

E-F-11

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to be Disposed of”. Under SFAS No. 121, the Company reviewed its long-lived assets, including goodwill and identifiable intangibles, for impairment whenever events or changes in circumstances indicated that the carrying amount of such assets may not be recoverable. This evaluation entailed a comparison between the undiscounted cash flows expected to be generated over the remaining life of the long-lived assets to the carrying value of these assets. If the amount of the expected undiscounted cash flows exceeded the carrying amount of these long-lived assets, no impairment was deemed to exist. The Company utilized the most recent operating budgets and forecasts when performing this evaluation. During 2001, management committed to a plan to sell the German specialized staffing business. Accordingly, it applied the provisions of APB No. 30, which required that the German subsidiaries’ net assets be recorded at their estimated net realizable value, which is equal to the amount of estimated net proceeds on the sale of the business. In applying these provisions, AHL recorded impairment charges totaling $45.9 million on the German specialized staffing services business in the third and fourth quarters of 2001 and $4.2 million during the second quarter of 2002. In conjunction with the reclassification of the German net assets and operations to continuing operations, these impairment charges have been reflected as a reduction of goodwill and included in income from continuing operations during their respective periods.

The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Utilizing the services of an independent third party valuation expert, AHL performed a valuation of goodwill relating to its marketing support services business utilizing a combination of discounted cash flows, the quoted market price of its common stock and a comparison to the value of comparable companies. Based on this analysis, as of January 1, 2002 the Company recorded an impairment charge in the amount of $20.7 million which is reflected as a cumulative change in accounting principle in the accompanying consolidated statements of operations. The Company’s marketing support services business completed its annual impairment analysis in the fourth quarter of 2002 and recorded an additional impairment charge in the amount of $45.1 million. The Company’s German specialized staffing business recognized an impairment charge of $4.2 million in the second quarter of 2002 resulting from the estimated loss on disposal of German operations in accordance with APB No. 30. The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001:

	Marketing support services	German specialized staffing services	Total
	(In thousands)
Balance as of December 31, 2000	$102,306	$79,741	$182,047
Additions	36	713	749
Amortization	(3,347)	(2,517)	(5,864)
Impairment charges	—	(45,864)	(45,864)
Effect of foreign currency exchange translation	—	(3,525)	(3,525)

Balance as of December 31, 2001	98,995	28,548	127,543
Cumulative effect of change in accounting principle	(20,723)	—	(20,723)

Balance as of January 1, 2002	78,272	28,548	106,820
Impairment losses	(45,041)	(4,236)	(49,277)
Effect of foreign currency exchange translation	—	4,505	4,505

	$33,231	$28,817	$62,048

E-F-12

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the impact of SFAS No. 142 on net income (loss) and basic and diluted net income (loss) per share had the standard been in effect for fiscal 2001 and 2000 (in thousands except per share information):

	2002	2001	2000
Reported net income (loss)	$(72,695)	$(116,637)	$3,369
Add: Goodwill amortization	—	5,864	3,942

Adjusted net income (loss)	$(72,695)	$(110,773)	$7,311

Basic and diluted net income (loss) per share:
Reported net income (loss)	$(4.77)	$(7.63)	$0.21
Add: Goodwill amortization	—	0.38	0.24

Adjusted net income (loss)	$(4.77)	$(7.25)	$0.45

Amortization expense for goodwill and intangibles totaled $0.3 million, $6.3 million and $7.9 million for fiscal 2002, 2001 and 2000, respectively. For fiscal years 2003-2007, amortization expense on intangible assets is estimated at $0.3 million annually.

Earnings Per Share

SFAS No. 128, “Earnings Per Share”, has been applied to all periods presented in these financial statements. SFAS No. 128 requires disclosure of basic and diluted earnings per share. Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding and the dilutive effect, if any, of common stock equivalent shares issuable upon the conversion of stock options (using the treasury stock method). Because of the loss from continuing operations for the years presented, diluted earnings per share do not consider the incremental shares from assumed conversion of stock options granted. The number of potential shares of common stock excluded from the calculation of diluted shares was 38,000 and 92,000 for fiscal years ended December 31, 2001 and 2000, respectively. There is no such effect for 2002 as all options outstanding are out-of-the money.

Stock-Based Compensation

The Company accounts for stock option grants using the intrinsic value method under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, under which no compensation cost has been recognized. Had compensation cost for these plans been determined using the fair value method consistent with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts for 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(In thousands, except per share data)
Net income (loss) as reported	$(72,695)	$(116,637)	$3,369
Pro forma effect of stock based compensation	(4,729)	(2,404)	(5,392)

Pro forma net income (loss)	$(77,424)	$(119,041)	$(2,023)

Basic and diluted earnings (loss) per share:
Earnings (loss) per share as reported	$(4.77)	$(7.63)	$0.21

Pro forma earnings (loss) per share	$(5.08)	$(7.79)	$(0.13)

E-F-13

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average fair value of options granted was $0.92, $4.30 and $4.45 for fiscal years 2002, 2001 and 2000, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000:

	2002	2001	2000
Risk-free interest rate	4.00%	3.79%-4.85%	6.41%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor	94.00%	88.00%	67.00%
Average expected life (years)	4.0	4.0	4.0
Forfeiture rate	5.00%	5.00%	5.00%

The pro forma effect on net income is not representative of the pro forma effect on net income in future years because the options vest over several years and additional awards may be made in the future.

Foreign Currency Translation and Exposure

In the accompanying consolidated balance sheets, all asset and liability accounts of foreign subsidiaries are translated into US dollars at the rate of exchange in effect at the balance sheet date. Shareholders’ equity is translated at historical rates. All income statement accounts of foreign subsidiaries are translated at average exchange rates during the year. Resulting translation adjustments arising from these translations are charged or credited directly to accumulated other comprehensive income. Gains or losses on foreign currency transactions are included in income as incurred. Approximately $1.5 million relating to a gain on the translation of intercompany balances is recorded as other income for fiscal 2002 in the accompanying consolidated income statements. For fiscal 2001 and 2000, approximately $0.2 million was recorded in each year relating to a loss on the translation of intercompany balances. The denomination of foreign subsidiaries’ account balances in their local currencies exposes the Company to certain foreign exchange rate risks. The Company addresses the exposure by financing most working capital needs in the applicable foreign currencies. The Company does not engage in other purchased hedging transactions to reduce any remaining exposure to fluctuations in foreign currency exchange rates.

Other Comprehensive Income (Loss)

The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for reporting comprehensive income and loss and its components in financial statements. For the Company, the difference between reported net income (loss) and comprehensive income (loss) is due to foreign currency translation adjustments. Tax effects of the components of other comprehensive income or loss are not considered material for any periods presented.

Share Repurchase

The Company initiated a share repurchase program in fiscal 2000 under the provisions of its credit agreement, which allowed for a total share repurchase of up to $20 million. The Company repurchased 1,960,000 shares in 2000 for $17.7 million, and completed the program with an additional 260,000 shares repurchased in 2001 for $2.3 million.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of the fair value, or the amount at which the instrument could be exchanged in a current transaction between willing parties,

E-F-14

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of certain financial instruments. Because of the Company’s current liquidity situation and the proposed merger, it is not practicable for the Company to estimate the fair value of the $72.5 million of borrowings outstanding under the Credit Facility. Cash and cash equivalents, accounts receivable, unbilled services and accounts payable approximate fair value because of the relatively short maturity of these instruments.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Impairment or Disposal of Long-Lived Assets”, which was effective for fiscal years beginning after December 15, 2001. The provisions of SFAS No. 144 provide accounting models for impairment of long-lived assets and discontinued operations. The Company’s adoption of SFAS No. 144 has not had a material effect on the Company’s financial position or operating results.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires the costs to be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. AHL is required to adopt SFAS No. 146 for any exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS No. 146 will have a material impact on the Company’s results of operations or financial condition.

In November 2002, the FASB issued Financial Interpretation Number (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective immediately. The Company is currently evaluating the impact of FIN 45.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation and Disclosure—an amendment of FASB Statement No. 123”. This statement amends SFAS No. 123, “Accounting for Stock-Based compensation”, to provide alternative transition methods for a voluntary change to fair value accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue the use of the intrinsic value method for the fiscal year ending December 31, 2002 but has adopted the prominent disclosure provisions.

4.	DIVESTITURES AND ABANDONMENTS

On March 19, 2002, AHL sold its UK specialized staffing services business for $29.5 million in cash. Net of transaction costs of $2.7 million, the sale yielded $26.8 million of proceeds, which were used to reduce outstanding debt. AHL recorded a charge of $9.4 million in the fourth quarter of 2001 to reduce the net assets of the UK business to their net realizable value. The remaining net assets of discontinued operations of $1.5 million at December 31, 2002 include approximately $0.9 million for an income tax refund receivable and $1.1 million of an escrow relating to the sale proceeds, net of $0.5 million of accrued liabilities relating primarily to the remaining lease costs associated with the vacated UK administrative offices.

E-F-15

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 29, 2000, AHL sold its US and European aviation and facility services businesses for $185 million in cash to Securicor plc. (“Securicor”), a business services company headquartered in the United Kingdom. The sale resulted in a gain of $50.0 million, net of taxes of $30.1 million, on a net book value of assets and liabilities of $82.7 million, less disposal and transaction costs of $12.2 million and less a reserve for the possible downward purchase price adjustment of $10.0 million. Net after-tax proceeds were used to reduce debt. The sales price for the US and European aviation and facilities services businesses was subject to post-closing adjustments based upon the 2001 actual performance of the businesses and a reconciliation of actual closing-date working capital to a target level of working capital.

On April 12, 2002, AHL entered into a definitive settlement agreement with Securicor pursuant to which AHL agreed to pay Securicor $13.0 million with respect to the amount of the adjustments to the purchase price. Securicor also released the Company from all pending and potential indemnity claims related to the sale of the US and European aviation and facility services businesses. In connection with the settlement, AHL agreed to pay Mr. Frank Argenbright, the Chairman of AHL’s board of directors, $5.0 million to induce him to release certain claims he had asserted against Securicor in connection with his employment by Securicor. Securicor conditioned its agreement to the settlement upon a release of such claims.

AHL’s obligation to pay Securicor the $13.0 million settlement payment is evidenced by two secured, subordinated promissory notes in the amounts of $10.0 million and $3.0 million. The Company’s obligation to pay the $13.0 million settlement payment matures in two installments. The first installment, in the amount of $9.0 million, matures on April 12, 2003; the remaining installment of $4.0 million matures on October 12, 2003. AHL may prepay the notes at any time without premium or penalty. The notes are secured by a second lien on substantially all of the Company’s assets. AHL’s obligation to pay the settlement amount, and the lien securing its obligation, is subordinate to its obligation to pay all amounts outstanding or due pursuant to its existing Credit Facility (the “Credit Facility”) and any substitute or replacement senior secured bank credit arrangement. The notes bear interest at a rate of 7% per annum. Interest on the notes will accrue and be added to the principal until the Company repays or refinances the amounts outstanding under its Credit Facility, at which time interest on the notes will be payable quarterly. AHL’s obligation to pay Mr. Argenbright $5.0 million is unsecured and does not bear interest. The obligation matures on October 12, 2003. However, the Company is not permitted to pay Mr. Argenbright the principal amount of the obligations prior to its repayment in full of all amounts outstanding under the Credit Facility and the termination of the Credit Facility and its payment in full of all amounts owing to Securicor. In the fourth quarter of 2001, the Company recorded an additional reserve of $5.2 million to accrue to the final settlement which was then the subject of an agreement in principle with Securicor. In 2001 AHL also expensed $4.3 million for various costs related to the sale, including $2.0 million paid to Mr. Argenbright in satisfaction and termination of his performance bonus agreement, $1.0 million in estimated legal fees and $1.3 million in working capital adjustments. AHL recorded a tax benefit of ($1.0) million.

On October 13, 2000, AHL sold the assets of its US specialized staffing business to an investor group led by the former President of AHL’s Baltimore staffing operation for $22.5 million, which included notes receivable from the purchaser of $9.5 million, resulting in a loss of $1.7 million, net of tax benefit of ($1.2) million. Due to the economic downturn affecting the US specialized staffing industry, in 2001 the Company adjusted the net carrying value of the notes receivable balance to $5.0 million, taking an additional charge of $3.7 million recorded in corporate general and administrative expenses in the accompanying consolidated statements of operations. In 2002, the notes receivable were sold for $3.5 million, resulting in an additional $1.5 million loss recorded as other expense in the second quarter.

In accordance with the provisions of APB No. 30, the Company has reflected the results of its US and European aviation and facility services businesses and its US and UK specialized staffing businesses as

E-F-16

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discontinued operations in the accompanying consolidated balance sheets and statements of operations and cash flows. For all periods presented, this presentation reflects the net assets of these operations segregated from the assets and liabilities of continuing operations, and the earnings of these businesses segregated from the results of continuing operations.

It is the Company’s policy to allocate interest expense to discontinued operations in accordance with EITF 87-24, which generally requires an allocation based on the net assets of the discontinued operations relative to the total net assets plus debt of the consolidated company. Interest allocated to discontinued operations was $0.1 million, $1.0 million and $11.7 million for fiscal 2002, 2001 and 2000, respectively. Income (loss) from discontinued operations of $0.1 million, ($17.8) million and $49.9 million for fiscal 2002, 2001 and 2000 respectively, are net of income tax provision (benefit) of ($2.0) million, ($0.1) million and $29.4 million, for fiscal 2002, 2001 and 2000, respectively.

On December 28, 2000, AHL made the decision to abandon operations of its store set-up business unit, formerly called PIMMS. A comprehensive strategic review of the unprofitable store set-up business indicated that the business did not meet criteria for continued investment. The store set-up business had become more project-driven than anticipated with increasing surge capacity requirements and difficulties in forecasting utilization rates. To become a profitable business would have required significant additional investment to develop geographic density and maintain a national infrastructure. As a result of this decision to abandon the PIMMS business, the Company recorded a $60.1 million impairment of goodwill. AHL completed the closing of the PIMMS business unit on March 16, 2001. The results of the PIMMS business are reflected within continuing operations from the date of acquisition, April 30, 1999, through the closing date in the accompanying consolidated financial statements.

5.	RESTRUCTURING CHARGES

Due to the difficult economic environment, the Company performed a strategic review of marketing support services operations and recorded restructuring charges to operations of $7.9 million during the third and fourth quarters of 2001. Restructuring charges to operating expenses totaled $4.6 million and consisted of $4.2 million for the estimated costs of buying out unattractive or redundant leases and $0.4 million for severance for 66 employees. Restructuring charges to corporate general and administrative expenses totaled $3.3 million and included lease charges incurred in conjunction with the closing of the Atlanta corporate offices of $0.8 million and $2.5 million for severance for twelve employees.

On December 28, 2000, AHL made the decision to abandon operations of its store set-up business unit, formerly called PIMMS. As a result of this decision, the Company recorded restructuring charges of $2.8 million in fiscal 2000 related to the abandonment, including severance costs of $2.0 million and the accrual for lease termination costs for the PIMMS facility of $0.8 million. The Company completed the closing of the PIMMS business unit on March 16, 2001, and recorded a final charge for the related severance expense for 188 employees of approximately $2.5 million in 2001.

During 2002, the favorable settlements on facility and lease terminations resulted in a reversal of $0.9 million of the reserve.

E-F-17

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The restructuring charges are recorded in accordance with EITF No. 94-3, “Liability Recognition for Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The following table summarizes the activity in the restructuring liability accounts for the years ended December 31, 2002 and 2001:

	Balance at beginning of year	Charged to costs and expenses	Amounts Paid	Adjustment	Balance at end of year
	(In thousands)
Year ended December 31, 2001
Severance and related personnel expenses	$819	$5,379	$(4,384)	$—	$1,814
Lease termination costs	833	5,022	(1,494)	—	4,361

Total	$1,652	$10,401	$(5,878)	$—	$6,175

Year ended December 31, 2002
Severance and related personnel expenses	$1,814	$—	$(1,903)	$120	$31
Lease termination costs	4,361	—	(2,025)	(900)	1,436

Total	$6,175	$—	$(3,928)	$(780)	$1,467

Management believes that the remaining reserves for restructuring are adequate to complete its plan. The restructuring reserves are included in accrued expenses.

6.	INCOME TAXES

The income tax provision (benefit) attributable to continuing operations consists of the following:

	Year ended December 31,
	2002	2001	2000
	(In thousands)
Current:
Federal	$—	$(6,552)	$(22,174)
State	489	310	(3,146)
Foreign	(2,600)	279	2,396

	(2,111)	(5,963)	(22,924)

Deferred:
United States	—	1,970	(6,425)
Foreign	(1,701)	(47)	395

	(1,701)	1,923	(6,030)

Total	$(3,812)	$(4,040)	$(28,954)

For the years ended December 31, 2002, 2001 and 2000, income tax provision (benefit) of ($2.0) million, ($0.1) million and $29.4 million has been allocated to discontinued operations.

E-F-18

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of the federal statutory rate to the Company’s effective tax provision attributable to continuing operations is as follows:

	Year ended December 31,
	2002	2001	2000
Statutory federal tax rate	(35.0%)	(35.0%)	(35.0%)
State income taxes, net of federal benefit	0.3	0.4	(2.6)
Permanent items	(0.9)	(0.8)	(0.2)
Other	(0.6)	(0.6)	(0.6)
Valuation allowance	29.4	32.1	—

Total	(6.8%)	(3.9%)	(38.4%)

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

	December 31,
	2002	2001
	(In thousands)
Deferred tax assets:
Settlement obligation	$—	$6,230
Allowance for doubtful accounts	1,596	2,915
Notes receivable reserves	—	1,755
Self-insurance reserves	675	1,160
Accruals	1,048	4,168
Book amortization in excess of tax	12,593	—
General business and foreign tax credits	11,581	3,856
Net operating losses	36,796	—
Other	182	3,856

	64,471	23,940
Valuation allowance	(62,197)	(15,204)

	2,274	8,736
Deferred tax liabilities:
Tax depreciation in excess of book	(2,274)	(1,353)
Tax amortization in excess of book	—	(9,084)

	(2,274)	(10,437)

Net deferred tax liabilities	$—	$(1,701)

The Company has established a valuation allowance of $62.2 million and $15.2 million at December 31, 2002 and 2001, respectively, to reserve for 100% of the net deferred tax assets in 2002 and 2001, resulting in a consolidated net deferred tax liability for 2001. The valuation allowance was established due to the uncertainty regarding the realization of these assets.

As a result of passage of the Job Creation and Worker Assistance Act of 2002, at December 31, 2002, the Company has federal general business credit carryforwards available of approximately $2.1 million, which begin to expire in 2018, and foreign tax credit carryforwards available of approximately $9.5 million, which expire in 2006. The Company also has net operating loss carryforwards available of approximately $94.3 million, which expire in 2022. The utilization of these carryforwards is dependent upon the Company’s ability to generate

E-F-19

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sufficient taxable income and/or foreign source income during the carryforward periods, and are subject to limitations imposed under Section 382 of the Internal Revenue Code.

7.	DEBT

Debt consists of the following:

	December 31,
	2002	2001
	(In thousands)
Credit Facility, interest at prime or LIBOR plus the applicable margins (composite 11.1% at December 31, 2002)	$72,534	$103,914
Equipment notes payable	162	235

	72,696	104,149
Less current portion	72,696	27,035

	$—	$77,114

The Company obtains its working capital from borrowings pursuant to a Credit Facility with a syndicate of commercial banks. Wachovia Bank, National Association is the Administrative Agent for the lenders. The Company’s borrowings under the Credit Facility are secured by a lien on substantially all of its assets and the assets of its operating subsidiaries.

The Company was not in compliance with certain of its covenants as of December 31, 2001, and received a waiver from its bank group with respect to the non-compliance with these covenants for the periods of November 9, 2001 through April 15, 2002. On April 12, 2002, AHL reached an agreement with its banks to amend the facility. The amendment eliminated the defaults, extended the maturity of the Credit Facility from April 15, 2002 to January 3, 2003, reduced the amount the Company is permitted to borrow, increased the interest rates on the Credit Facility and modified the financial covenants. Under the amended agreement, at April 12, 2002, the Company was permitted to borrow up to $89.3 million. The Company subsequently entered into additional amendments to the Credit Facility. Under the amendments, AHL is permitted to borrow up to $82.0 million. On March 28, 2003, in connection with the proposed merger, AHL obtained the consent of its senior secured lenders to further extend the maturity date under its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the Credit Facility will expire on August 29, 2003, unless the proposed merger with CGW is cancelled, in which event it will expire on the date the proposed merger is cancelled.

Under the Credit Facility, AHL is required to satisfy covenants relating to minimum consolidated adjusted EBITDA, fixed charge coverage ratios and limitations on capital expenditures, among others. The Company has monthly targets for each financial covenant that it must meet. If the Company fails to comply with the covenants, it will be in default. Upon the occurrence of a default, unless the lenders grant a further waiver, the Company will not be permitted to borrow additional amounts under the Credit Facility, and the outstanding amounts will become immediately due and payable. The Credit Facility also prohibits the Company from paying dividends to shareholders. The Company entered into subsequent amendments to its Credit Facility and has such satisfied all covenant requirements at December 31, 2002.

In connection with the proposed merger, CGW is expected to obtain new financing arrangements to fund AHL’s operations following the proposed merger. The existing Credit Facility will be repaid with proceeds from the new financing and then terminated. If the proposed merger is not consummated for any reason, the Credit Facility will expire on the date the proposed merger is cancelled. If the proposed merger is cancelled, management would attempt to negotiate with its lenders to extend the maturity of its debt and undertake

E-F-20

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional efforts to raise capital and reduce costs. However, there can be no assurance that such negotiations, if required, will be successful. AHL also cannot provide assurance that it will be able to obtain any replacement credit facility or that other sources of liquidity will be available to AHL if the proposed merger is not completed and its Credit Facility is cancelled.

At December 31, 2002, $72.5 million was outstanding, (with approximately $25.9 million denominated in Euros) and $2.1 million was utilized under standby letters of credit.

Of the $72.5 million in aggregate commitments, the US dollar equivalent of $25.9 million is available in certain foreign currencies. At December 31, 2002, the interest rate under the Credit Facility is based, at the Company’s option, upon LIBOR plus an applicable margin, the domestic base rate plus an applicable margin (in the case of United States dollar borrowings) or the foreign base rate plus an applicable margin (in the case of borrowings denominated in pounds sterling or Euros/German marks). The domestic base rate is the greater of the rate publicly announced by Wachovia National Bank as its prime rate or the federal funds rate plus 50 basis points. The foreign base rate is the domestic prime rate. The applicable margin for LIBOR borrowings is based on a matrix ranging from 137.5 basis points to 212.5 basis points, based on the ratio of the Company’s most recently reported total indebtedness to pro forma adjusted EBITDA.

8.	STOCK-BASED COMPENSATION

In October 1996, the Company issued nonqualified stock options to purchase 107,500 shares of common stock at $4.64 per share to a former officer. The options became exercisable upon grant. Pursuant to the former officer’s severance agreement, these options will expire December 2004.

In December 1996 and February 1997, the Company issued nonqualified stock options to purchase 591,250 and 16,250 shares of common stock, respectively, to three former officers. At December 31, 2002, a total of 222,500 of these options, with an exercise price of $10.00 per share, are exercisable and remain outstanding. These options expire December 2004.

Stock Option Plan

The Company’s stock option plan (the “Plan”) provides for the award of incentive stock options to officers and employees of the Company and nonqualified stock options to officers, employees and independent directors of the Company. In February 1997, the Company reserved 385,000 shares of common stock for issuance under the Plan. The Company expanded the Plan in May 1998 by approving the reservation of 3,115,000 additional shares. In October 2001, the Company reserved an additional 1,000,000 shares for issuance under the Plan. As of December 31, 2002, 1,919,050 options to purchase common stock were reserved under the Plan. The Plan is administered by the compensation committee of the board of directors. The purchase price of common stock upon grant of stock options must not be less than the fair market value of the common stock on the date of grant. The maximum term of any stock option is 10 years. The aggregate fair market value on the date of the grant of the stock for which stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Options are exercisable over a period of time in accordance with the terms of option agreements entered into at the time of grant. Options granted under the Plan are generally nontransferable by the optionee and, unless otherwise determined by the compensation committee, must be exercised by the optionee during the period of the optionee’s employment or service with the Company.

During 2001, the Company filed a tender offer statement whereby certain employees were offered the opportunity to exchange their existing options to purchase shares of common stock as granted under the Plan for new options to be granted under the Plan on or after July 1, 2002. The number of shares granted to employees

E-F-21

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was equal to the number of shares exchanged by the option holder. The exercise price of the new option was equal to the closing sale price of common stock as reported on the replacement grant date, or $5.00, whichever was greater. Under this program, options for the purchase of 185,000 shares of common stock were issued at an exercise price of $5.00 per share on July 10, 2002. Directors and Officers of the Company at the time of the filing of the tender offer were not eligible to participate in the exchange.

Stock Option Summary

The following is a summary of the Company’s stock option information:

	Options	Weighted average exercise price
Balance at December 31, 1999	3,500,850	$19.75
Granted	787,500	$7.93
Exercised	—	$—
Canceled	(694,500)	$24.31

Balance at December 31, 2000	3,593,850	$16.26
Granted	1,758,000	$6.61
Exercised	(17,500)	$10.00
Canceled	(2,186,551)	$19.42

Balance at December 31, 2001	3,147,799	$7.26
Granted	510,000	$5.00
Exercised	—	$—
Canceled	(797,799)	$13.21

Balance at December 31, 2002	2,860,000	$7.12

Exercisable at December 31, 2002	1,420,000	$8.50

Exercisable at December 31, 2001	1,386,674	$10.54

Exercisable at December 31, 2000	1,698,225	$15.67

Summary information about the Company’s stock options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable
Range of exercise price	Number outstanding	Weighted-average contractual life remaining	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$ 4.64 - $ 5.00	617,500	8.34	$4.94	126,250	$4.69
$ 6.34 - $ 6.88	1,740,000	8.56	$6.43	903,750	$6.50
$ 7.91 - $ 8.81	205,000	7.99	$8.24	103,750	$8.24
$ 9.06 - $10.00	227,500	4.01	$9.98	225,000	$9.99
$25.38 - $33.75	70,000	6.16	$31.06	61,250	$31.45

	2,860,000			1,420,000

9.	EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plan

The Company adopted, effective July 29, 1997, an employee stock purchase plan. Effective April 1, 1999 the plan was amended and restated. The plan permits employees to purchase shares of common stock at a price equal to 90% of the purchase price on the date of purchase. The Company has historically purchased such shares of common stock on the open market.

E-F-22

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan covering management and highly compensated employees. The plan allows participants to defer a portion of their annual compensation, with a minimum requirement of $1,000 but not to exceed 35% of compensation, to the plan. The plan allows the Company to make discretionary matching contributions to the plan; employees vest ratably over five years on all matching contributions. Employees may elect to have deferrals made to either a retirement, education or fixed plan account. The Company has never made a matching contribution to this plan. Approximately $332,000 and $353,000 related to this plan is included in other non current assets, with the related liability in other non current liabilities at December 31, 2002 and 2001, respectively, in the accompanying consolidated balance sheets.

In conjunction with the Company’s acquisition of Gage Marketing Services in 1998, the Company also acquired the liabilities related to its deferred compensation plan. As of December 31, 2002, only two employees remain covered under this plan. Approximately $133,000 and $185,000 is included in other non current liabilities at December 31, 2002 and 2001, respectively, in the accompanying consolidated balance sheets.

401(K) Plan

The Company has a 401(k) plan offered to all employees who meet the age and service requirements. New employees may participate in the plan after three months of employment. The plan requires the Company to match a certain percentage of the amounts contributed by the employees. Employees are eligible for the Company match after one year of employment. The Company expensed $468,000, $840,000 and $764,000 for the employer match for the years ended December 31, 2002, 2001 and 2000, respectively.

10.	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office and warehouse space and equipment under lease agreements expiring through October 2016. Rental expense under these operating leases was $13.6 million, $13.1 million and $11.7 million in fiscal 2002, 2001 and 2000, respectively.

The lease on the former executive headquarters in Atlanta, Georgia expires June 2003; effective March 2002, the Company negotiated a sublease with a third party for the lease term. At December 31, 2002, AHL had reserved $35,000 for the lease costs on the remaining term of the lease. Funds received for the sublease of the headquarters in 2003 will be used to reduce rent expense for the period.

Future minimum lease payments for noncancelable leases were as follows at December 31, 2002:

(In thousands)
2003	$13,359
2004	10,182
2005	6,240
2006	4,449
2007	4,503
Thereafter	33,740

$72,473

E-F-23

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Insurance

The Company participates in partially self-insured, high-deductible workers’ compensation and auto insurance plans for its US operations. Exposure is limited per occurrence ($250,000 for workers’ compensation and auto liability claims) and in the aggregate. In addition, the Company is partially self-insured for health claims for certain US employees. Reserves are estimated for both reported and unreported claims. Revisions to estimated reserves are recorded in the periods in which they become known. Estimated self-insurance reserves for workers’ compensation and auto liability claims as of December 31, 2002 and 2001, totaling $1.7 million and $3.0 million, respectively, represent management’s best estimate. While there can be no assurance that actual future claims will not exceed the amount of the Company’s reserves, in the opinion of the Company’s management, any future adjustments to estimated reserves included in the accompanying consolidated balance sheets will not have a material impact on the consolidated financial statements.

The Company is exposed to liability for the acts or negligence of its employees. The Company has policies, guidelines and insurance to reduce its exposure to these risks.

Litigation, Disputes and Claims

The Company is involved in various routine litigation, disputes and claims arising in the ordinary course of business, primarily related to employee and customer contract issues. While unfavorable outcomes are possible, management is of the opinion that the resolution of these matters will not have a material effect on the results of operations or financial condition of the Company.

Contractual Costs Associated with Proposed Merger

In connection with the proposed merger, the Company entered into a conditional amendment, dated March 28, 2003, to its chief executive officer’s employment agreement. According to the conditional amendment, if the proposed merger is consummated, the chief executive officer will be entitled to receive 1,900,000 restricted shares of AHL’s newly-created Series B participating preferred stock in lieu of the lump-sum cash payment of $2,500,000 which would be due to the officer upon a change in control of AHL.

The Company entered into an employment agreement with its chief financial officer on April 1, 2002 which, upon a change of control before April 1, 2004, provides for a lump-sum payment of $500,000, which would be reduced to $250,000 if a change of control occurs after this date.

In addition to these costs, the Company has contracted for and expects to incur other customary costs associated with the proposed merger, such as financial adviser and fairness valuation services.

11.	RELATED-PARTY TRANSACTIONS

In connection with the Company’s settlement agreement with Securicor over the sale of its US and European aviation and facility services businesses, Securicor required that AHL pay $5 million to AHL’s Chairman of the board of directors, Frank Argenbright Jr., to induce him to release certain claims he had asserted against Securicor in connection with his employment by Securicor. Securicor conditioned its agreement to the settlement upon a release of such claims. The payment is due October 12, 2003. In addition, upon the cessation of Mr. Argenbright’s employment with AHL in 2001, the Company paid $2.0 million to Mr. Argenbright in satisfaction and termination of his performance bonus agreement. In September 2001, in connection with the satisfaction and termination of the Performance Bonus Program approved by AHL’s shareholders in May 2001, AHL agreed to guarantee up to $10,000,000 of Mr. Argenbright’s personal debt for a period of three years from

E-F-24

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the date of the sale of AHL’s European staffing business or such earlier time as allowed by the Company’s Credit Facility with such guaranty subject to approval by the holders of the Credit Facility. In connection with the proposed merger, the Company entered into an agreement with Mr. Argenbright, dated March 28, 2003, pursuant to which it may elect to terminate its obligation to guarantee Mr. Argenbright’s personal indebtedness at any time in return for a payment to Mr. Argenbright of $2,000,000.

Effective September 2002, AHL entered into an agreement with a third party and Air Serv Corporation, (“Air Serv), a corporation owned by Mr. Argenbright and another director of AHL, to sublet its courtside suite at the Philips Arena through the remaining lease term of August 2004. Air Serv and the third party have agreed to pay 50% of the remaining lease payments under the lease agreement, or approximately $108,000, in exchange for 100% access to the suite. These payments will reduce AHL’s future lease expense.

At December 31, 2002, AHL holds a receivable from Mr. Argenbright for approximately $24,000 relating to employee wages and benefits paid by AHL, on Mr. Argenbright’s behalf, to an employee who, in 2001, was working jointly for AHL and Mr. Argenbright personally. The receivable is included in accounts receivable in the accompanying consolidated balance sheets.

In the normal course of business, the Company records revenues from a customer that is controlled by a former member of the board of directors of the Company. Approximately $480,000 and $189,000 were due from this customer as of December 31, 2002 and 2001, respectively, and revenues recognized from this customer for the years ended December 31, 2002, 2001 and 2000, totaled $1.1 million, $0.7 million and $1.4 million, respectively.

12.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its senior management team. The Company’s business is organized into two distinct operating segments, which have separate management structures, which then report to the Company’s senior level executives. A brief summary of these segments is as follows:

•	Marketing support services include consumer and trade promotion and fulfillment and retail merchandising;

•	German specialized staffing services provide electricians, welders, plumbers, customer service representatives, and industrial workers for clients.

The Company’s corporate offices provide executive management functions such as treasury, finance and legal, which are not included in the operating segments’ measure of operating income.

E-F-25

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information regarding the Company’s operating segments:

	2002	2001	2000
	(In thousands)
Revenues:
Marketing support services	$127,631	$141,329	$193,323
German specialized staffing services	136,944	135,499	129,273

	$264,575	$276,828	$322,596

Operating income (loss):
Marketing support services	$7,093	$(23,444)	$(2,531)
German specialized staffing services	1,827	(8,181)	8,541
Corporate general and administrative	(3,138)	(14,944)	(7,514)
Impairment charges	(49,277)	(45,864)	(60,171)
PIMMS abandonment costs	—	(2,523)	(6,547)

	$(43,495)	$(94,956)	$(68,222)

Assets:
Marketing support services	$94,500	$162,934	$190,168
German specialized staffing services	53,482	55,298	109,781
Corporate and other	859	15,782	13,756
Discontinued operations	1,461	30,796	42,546

	$150,302	$264,810	$356,251

Depreciation and amortization expense:
Marketing support services	$5,365	$12,405	$9,195
German specialized staffing services	1,233	4,541	2,836
Corporate and other	11	2,757	515

	$6,609	$19,703	$12,546

Capital expenditures including acquisitions:
Marketing support services	$4,435	$10,557	$10,638
German specialized staffing services	1,260	2,588	2,432
Discontinued operations	—	1,963	4,214

	$5,695	$15,108	$17,284

The following table presents information regarding the Company’s different geographic regions:

	2002	2001	2000
	(In thousands)
Revenues:
North America	$127,631	$141,329	$193,323
Germany	136,944	135,499	129,273

	$264,575	$276,828	$322,596

Assets:
North America	$95,359	$178,716	$203,924
Germany	53,482	55,298	109,781
Discontinued operations	1,461	30,796	42,546

	$150,302	$264,810	$356,251

E-F-26

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

During the years ended December 31, 2002 and 2001, the Company had one customer that accounted for 13% and 12%, respectively, of consolidated revenues. For the year ended December 31, 2000, there were no individual customers that accounted for more than 10% of the Company’s revenues from continuing operations. At December 31, 2002 and 2001, there was approximately $2.1 million and $2.9 million, respectively, outstanding from this customer.

13.	QUARTERLY RESULTS AND SEASONALITY

The following table sets forth summary unaudited information on a quarterly basis for the Company. Amounts for all periods reflect the UK specialized staffing services business and the US and European aviation and facility services businesses as discontinued operations.

	2002 Quarter Ended
	March 31 (1)	June 30 (1)	September 30 (1)	December 31 (1)
	(In thousands, except per share information)
Revenues	$59,489	$65,280	$71,240	$68,566
Gross margin	$26,418	$28,175	$32,108	$28,907
Income (loss) from continuing operations (4)	$(2,678)	$(8,248)	$2,004	$(43,164)
Income (loss) from discontinued operations	$(641)	$113	$(105)	$747
Cumulative effect of change in accounting principle (3)	$(20,723)	$—	$—	$—
Net income (loss)	$(24,042)	$(8,135)	$1,899	$(42,417)

Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations (4)	$(0.18)	$(0.54)	$0.13	$(2.83)
Income (loss) from discontinued operations	$(0.04)	$0.01	$(0.01)	$0.05
Cumulative effect of change in accounting principle (3)	$(1.36)	$—	$—	$—

Net income (loss)	$(1.58)	$(0.53)	$0.12	$(2.78)

	2001 Quarter Ended
	March 31 (1)	June 30 (1)	September 30 (1)	December 31 (1)(2)
	(In thousands, except per share information)
Revenues	$72,771	$67,389	$68,761	$67,907
Gross margin	$30,840	$28,923	$30,315	$27,673
Loss from continuing operations	$(2,215)	$(1,002)	$(61,951)	$(33,648)
Income (loss) from discontinued operations	$881	$67	$(8,666)	$(10,103)
Net loss	$(1,334)	$(935)	$(70,617)	$(43,751)

Basic and diluted income (loss) per share: (5)
Loss from continuing operations	$(0.15)	$(0.07)	$(4.06)	$(2.21)
Income (loss) from discontinued operations	$0.06	$0.01	$(0.57)	$(0.66)

Net loss	$(0.09)	$(0.06)	$(4.63)	$(2.87)

(1)	Amounts presented above, other than those for “Net income (loss)” and “Basic and diluted net income (loss) per share” differ from amounts previously reported on Forms 10-Q for the respective periods due to the

E-F-27

AHL SERVICES, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reclassification of the results of operations of the German specialized staffing business from discontinued operations to continuing operations.
(2)	Net loss for the quarter and year ended December 31, 2001 has been adjusted to include approximately $1.7 million in charges arising from accounting errors in the calculation of certain reserves and foreign currency translation adjustments. See note 2 to the consolidated financial statements.
(3)	The cumulative effect of change in accounting policy reflects the Company’s adoption of SFAS No. 142 in the second quarter of 2002, effective January 1, 2002. As a result of this cumulative adoption, previously reported net loss and net loss per share for the first quarter of 2002 differ from the results presented in the table above.
(4)	Loss from continuing operations for the quarters ended June 30, 2002 and December 31, 2002 include impairment charges against goodwill of $4.2 million and $45.1 million, respectively.
(5)	The total of the four quarterly amounts for net earnings (loss) per share may not equal the net earnings (loss) per share for the year ended. Differences result from the use of a weighted average to compute the number of shares outstanding for each quarter and for the year.

14.	SUBSEQUENT EVENTS

On March 31, 2003, AHL announced that an affiliate (the “Purchaser”) of CGW Southeast Partners IV, L.P. (“CGW”), a private equity firm specializing in middle-market investments, and certain AHL officers, directors and shareholders (the “Continuing Shareholders”) have agreed to acquire the outstanding shares of AHL not already held by CGW and the Continuing Shareholders through a proposed merger of AHL and the Purchaser (the “proposed merger”). The proposed merger, if completed, would constitute a going private transaction and would result in AHL no longer being publicly traded and no longer filing annual, quarterly, and current reports with the SEC. In the proposed merger, holders of AHL’s common stock at the time of the proposed merger, other than Frank A. Argenbright, Jr., our Chairman, Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall, our chief executive officer, and Caledonia Investments plc, each of whom is a Continuing Shareholder, will receive $1.50 in cash for each share of AHL common stock held by such shareholder immediately prior to the proposed merger. Each share of AHL common stock held by the Continuing Shareholders will be converted into 1.5 shares of AHL’s newly-created Series B participating preferred stock. Following the transaction, the Continuing Shareholders will maintain an approximate 40% equity interest in AHL, and CGW will own the remaining equity interest of approximately 60%. The proposed merger is expected to be completed in the third quarter of fiscal year 2003. The transaction is subject to the approval by the holders of a majority of AHL’s outstanding common stock, as well as the approval of a majority of the shares of AHL common stock not held by the Continuing Shareholders. It is also subject to CGW obtaining necessary financing and other customary closing conditions.

In addition, in connection with the proposed merger, AHL obtained the consent of its senior secured lenders to further extend the maturity date under its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the proposed merger is cancelled, in which event it will expire on the date the proposed merger is cancelled.

E-F-28

AHL SERVICES, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Amounts in thousands)

		Additions	Deductions
Classification	Balance at beginning of year	Charged to costs and expenses	Accounts written off	Amounts paid	Balance at end of year
Allowance for doubtful accounts:
Year ended December 31, 2000	$3,036	$15,958	$(15,083)	$—	$3,911

Year ended December 31, 2001	$3,911	$9,508	$(4,690)	$—	$8,729

Year ended December 31, 2002	$8,729	$1,793	$(5,969)	$—	$4,553

Restructure reserves:
Year ended December 31, 2000	$—	$2,864	$—	$(1,212)	$1,652

Year ended December 31, 2001	$1,652	$10,401	$—	$(5,878)	$6,175

Year ended December 31, 2002	$6,175	$—	$(780)	$(3,928)	$1,467

E-F-29

SIGNATURES

Pursuant to requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 15th day of April, 2003.

AHL SERVICES, INC. (Registrant)

By:	/s/ A. CLAYTON PERFALL

Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on April 15, 2003.

Signature	Title

/s/ FRANK A. ARGENBRIGHT, JR. Frank A. Argenbright, Jr.	Chairman and Director

/s/ A. CLAYTON PERFALL A. Clayton Perfall	Chief Executive Officer and Director (Principal Executive Officer)

/s/ HEINZ STUBBLEFIELD Heinz Stubbblefield	Chief Financial Officer (Principal Accounting and Financial Officer)

/s/ JOHN W. WARD John W. Ward	Director

/s/ WYCK A. KNOX, JR. Wyck A. Knox, Jr.	Director

/s/ THOMAS V. BEARD Thomas V. Beard	Director

E-S-1

CERTIFICATIONS

I, A. Clayton Perfall, certify that:

1.	I have reviewed this annual report on Form 10-K of AHL Services, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/s/ A. CLAYTON PERFALL
A. Clayton Perfall Chief Executive Officer

E-S-2

CERTIFICATIONS

I, Heinz Stubblefield, certify that:

1.	I have reviewed this annual report on Form 10-K of AHL Services, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/s/ HEINZ STUBBLEFIELD
Heinz Stubblefield Chief Financial Officer

E-S-3

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

[MARK ONE]

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 000-22195

AHL SERVICES, INC.

(Exact name of registrant as specified in its charter)

GEORGIA	58-2277249
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 WILSON BLVD, STE 910 ARLINGTON, VA	22209
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (703) 528-9688

Not Applicable

Former name, former address and former fiscal year, if changed since last report.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [    ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [    ] No [X]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 15,246,792 shares on May 1, 2003.

AHL SERVICES, INC.

PART I—FINANCIAL INFORMATION

ITEM 1—FINANCIAL STATEMENTS

AHL SERVICES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	March 31, 2003	December 31, 2002
ASSETS	(Unaudited )
Current assets:
Cash and cash equivalents	$3,716	$4,506
Accounts receivable	40,902	34,106
Unbilled services	4,771	5,147
Work in process	937	1,218
Reimbursable customer expenses	8,313	4,822
Prepaid expenses and other	6,394	5,610
Income taxes receivable	2,748	2,762
Net assets of discontinued operations	438	1,461

Total current assets	68,219	59,632

Property and equipment, net	24,170	24,208
Other assets	385	375
Intangibles, net	3,994	4,039
Goodwill	63,396	62,048

Total assets	$160,164	$150,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,587	$7,102
Accrued payroll and related benefits	20,730	18,117
Accrued expenses	19,299	14,322
Customer deposits	6,255	3,805
Current portion of self-insurance reserves	892	903
Current portion of settlement obligations	18,000	18,000
Current portion of debt	76,150	72,696

Total current liabilities	145,913	134,945

Self-insurance reserves, less current portion	1,424	1,385
Other non current liabilities	1,464	1,254

Total liabilities	148,801	137,584

Shareholders’ equity:
Common stock, $.01 par value: 17,427,392 shares issued; 15,246,792 shares outstanding	175	175
Preferred stock, no par value: no shares outstanding	—	—
Paid-in capital	177,011	177,011
Accumulated deficit	(143,610)	(141,813)
Foreign currency translation adjustment	(2,213)	(2,655)
Treasury stock at cost: 2,180,600 shares	(20,000)	(20,000)

Total shareholders’ equity	11,363	12,718

Total liabilities and shareholders’ equity	$160,164	$150,302

The accompanying notes are an integral part of these condensed consolidated financial statements.

1

AHL SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2003	2002
Revenues	$69,376	$59,489
Cost of services	37,488	33,071

Gross margin	31,888	26,418

Costs and expenses:
Operating	27,946	24,685
Corporate general and administrative	583	879
Depreciation and amortization	1,652	1,437

Operating income (loss)	1,707	(583)

Interest expense, net	2,775	2,095
Other expense, net	623	—

Loss from continuing operations before income taxes	(1,691)	(2,678)
Income tax provision	106	—

Loss from continuing operations	(1,797)	(2,678)

Loss from discontinued operations	—	(641)

Net loss before cumulative effect of change in accounting principle	(1,797)	(3,319)
Cumulative effect of change in accounting principle	—	(20,723)

Net loss	$(1,797)	$(24,042)

Basic and diluted loss per share:
Loss from continuing operations	$(0.12)	$(0.18)
Loss from discontinued operations	—	(0.04)
Cumulative effect of change in accounting principle	—	(1.36)

Net loss	$(0.12)	$(1.58)

Basic and diluted weighted average common shares	15,247	15,247

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

AHL SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Amounts in thousands)

	Three Months Ended March 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,797)	$(24,042)
Less: Loss from discontinued operations	—	(641)
Loss from continuing operations before cumulative effect of change in accounting principle	(1,797)	(23,401)
Cumulative effect of change in accounting principle	—	20,723
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	1,652	1,437
Changes in operating assets and liabilities:
Accounts receivable and unbilled services, net	(5,663)	(891)
Work in process, prepaid expenses and other	(4,395)	(1,711)
Accounts payable	(2,554)	(3,532)
Accrued expenses and other current liabilities	9,227	4,419
Self-insurance reserves	28	15
Income taxes receivable	140	6,128

Net cash provided by (used in) operating activities of continuing operations	(3,362)	3,187
Net cash provided by operating activities of discontinued operations	1,018	471

Net cash provided by (used in) operating activities	(2,344)	3,658

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment, net	(1,427)	(2,623)
Proceeds on sale of UK specialized staffing services business, net	—	26,844

Net cash provided by (used in) investing activities	(1,427)	24,221

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under Credit Facility	2,926	(26,243)

Effect of exchange rates on cash	55	(408)

Net increase (decrease) in cash and cash equivalents	(790)	1,228
Cash and cash equivalents at beginning of period	4,506	6,817

Cash and cash equivalents at end of period	$3,716	$8,045

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

AHL SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(UNAUDITED)

1.	BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

BUSINESS DESCRIPTION

The continuing operations of AHL Services, Inc. (“AHL” or the “Company”), a Georgia corporation incorporated in March 1997, provide outsourced marketing support services in the United States and specialized staffing services in Germany. The Company’s marketing support service offerings include trade promotion and fulfillment services, consumer promotion and fulfillment services and retail merchandising. AHL’s specialized staffing services provide electricians, welders, plumbers, customer service representatives and industrial workers for clients throughout Germany.

BASIS OF PRESENTATION

The condensed consolidated financial statements included herein, except for the December 31, 2002 balance sheet, which was extracted from the audited financial statements of December 31, 2002, have been prepared by AHL without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (all of which are normal and recurring in nature) that are necessary for a fair presentation of the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The results of operations for the three month period ended March 31, 2003 are not necessarily indicative of the results to be expected for any subsequent quarter or the year ending December 31, 2003. These unaudited consolidated financial statements and the notes included herein should be read in conjunction with the financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

Reported results from operations include the marketing support services business and the German specialized staffing business. On March 19, 2002, the Company sold its UK specialized staffing services business for $29.5 million in cash. The results of the UK specialized staffing services business have been presented as discontinued operations for all periods presented. In accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for all periods presented, this presentation reflects the net assets of this operation segregated from the assets and liabilities of continuing operations, and the earnings of this business segregated from the results of continuing operations.

CONTEMPLATED SALE, GOING CONCERN, LIQUIDITY AND MANAGEMENT PLANS

On March 31, 2003, AHL announced a proposed merger with Huevos Holdings, Inc. (“Huevos Holdings”), a wholly owned subsidiary of CGW Southeast Partners IV, L.P. (“CGW”). On March 28, 2003, AHL entered into a merger agreement, as subsequently amended on May 8, 2003, pursuant to which Frank A Argenbright, Jr., AHL’s Chairman; certain affiliates of Mr. Argenbright; A. Clayton Perfall, AHL’s chief executive officer; Caledonia Investments plc (who are referred to collectively as the “Re-Investing Shareholders”) and Huevos Holdings agreed to acquire, through the proposed merger, the outstanding shares of AHL not already held by the group. The proposed merger, if consummated, would result in AHL no longer being a publicly traded company. In the proposed merger, holders of AHL common stock, other than the Re-Investing Shareholders, will receive $1.50 in cash for each share of AHL common stock held by such shareholder immediately prior to the proposed merger. Each share of AHL common stock held by the Re-Investing Shareholders will be converted into 1.5 shares of AHL’s newly created series B participating preferred stock. Huevos Holdings will own approximately 60% of the equity interest in AHL following the proposed merger. The remaining equity interests in AHL will be owned by the Re-Investing Shareholders and the senior lenders under AHL’s new credit facility.

The proposed merger is expected to be completed in the third quarter of 2003. The proposed merger is subject to the approval of a majority of the holders of a majority of the shares of AHL common stock outstanding as well as the approval of a majority of the shares of outstanding AHL common stock not held by the Re-Investing Shareholders. The

4

proposed merger is subject to Huevos Holdings and CGW obtaining necessary financing and other customary closing conditions.

In connection with the proposed merger, AHL obtained the consent of its senior lenders to a further extension of the maturity of its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the proposed merger is cancelled, in which event it will expire on the date the proposed merger is cancelled. As a result, the debt outstanding under the Credit Facility is reflected as a current liability in the accompanying condensed consolidated balance sheet.

The Company’s condensed consolidated financial statements have been prepared assuming it will continue as a going concern. As described in these condensed consolidated financial statements, the Company’s $76.2 million in bank borrowings are due no later than August 29, 2003. The Company had a net working capital deficit of approximately $77.7 million at March 31, 2003 and has incurred recurring operating losses in recent years. Although management has entered into a proposed merger with an affiliate of CGW which, if executed as planned, will result in the retirement of a large portion of the debt and the recapitalization of the company, there can be no assurance that such transactions will close as contemplated. If the proposed merger is terminated, management will attempt to negotiate with its lenders to extend the maturity of its debt and undertake additional efforts to raise capital and reduce costs. However, there can be no assurance that such negotiations, if required, will be successful. There also can be no assurance that the Company will be able to obtain any replacement credit facility or that other sources of liquidity will be available if the proposed merger is not completed and the Credit Facility is cancelled. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.	DIVESTITURES

On March 19, 2002, AHL sold its UK specialized staffing services business for $29.5 million in cash. Net of transaction costs of $2.7 million, the sale yielded $26.8 million of proceeds, which were used to reduce outstanding debt. The remaining net assets of discontinued operations of $0.4 million at March 31, 2003 include approximately $0.9 million for an income tax refund receivable, net of $0.5 million of accrued liabilities relating primarily to the remaining lease costs associated with the vacated UK administrative offices.

On December 29, 2000, AHL sold its US and European aviation and facility services businesses for $185 million in cash to Securicor plc (“Securicor”), a business services company headquartered in the United Kingdom. The sales price for the US and European aviation and facilities services businesses was subject to post-closing adjustments based upon the 2001 actual performance of the businesses and a reconciliation of actual closing-date working capital to a target level of working capital.

On April 12, 2002, AHL entered into a definitive settlement agreement with Securicor pursuant to which AHL agreed to pay Securicor $13.0 million with respect to the amount of the adjustments to the purchase price. Securicor also released the Company from all pending and potential indemnity claims related to the sale of the US and European aviation and facility services businesses, with limited exceptions. In connection with the settlement, AHL agreed to pay Mr. Frank Argenbright, the Chairman of AHL’s board of directors, $5.0 million to induce him to enter into the settlement agreement with Securicor. Mr. Argenbright entered into his settlement agreement with Securicor on April 12, 2002, simultaneously with AHL’s execution of its settlement agreement with Securicor. The agreement contained a release of the Company from certain claims asserted against the Company by Securicor and was conditioned upon a release by both the Company and Mr. Argenbright of certain claims against Securicor.

AHL’s obligation to pay Securicor the $13.0 million settlement payment is evidenced by two secured, subordinated promissory notes in the amounts of $10.0 million and $3.0 million. The Company’s obligation to pay the $13.0 million settlement payment matures in two installments. The first installment, in the amount of $9.0 million, matured on April 12, 2003. The remaining installment of $4.0 million matures on October 12, 2003. AHL may prepay the notes at any time without premium or penalty. The notes are secured by a second lien on substantially all of the Company’s assets. AHL’s obligation to pay the settlement amount, and the lien securing its obligation, is subordinate to its obligation to pay all amounts outstanding or due pursuant to its existing Credit Facility (the “Credit Facility”) and any substitute or replacement senior secured bank credit arrangement. AHL did not repay the $9.0 million installment of principal on the secured, subordinated promissory notes issued to Securicor that were due on April 12, 2003 because it had not repaid in

5

full all amounts pursuant to the Credit Facility on such date. The notes bear interest at a rate of 7% per annum. Interest on the notes will accrue and be added to the principal until the Company repays or refinances the amounts outstanding under its Credit Facility, at which time interest on the notes will be payable quarterly. AHL’s obligation to pay Mr. Argenbright $5.0 million is unsecured and does not bear interest. The obligation matures on October 12, 2003. However, the Company is not permitted to pay Mr. Argenbright the principal amount of the obligations prior to its repayment in full of all amounts outstanding under the Credit Facility and the termination of the Credit Facility and its payment in full of all amounts owing to Securicor.

3.	GOODWILL AND INTANGIBLE ASSETS

In July 2001, SFAS No. 142, “Goodwill and Other Intangible Assets”, was issued. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and a test for impairment of goodwill and intangibles with indefinite lives annually, unless events and circumstances indicate that the carrying amounts may not be recoverable.

The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Using the services of an independent third party valuation expert, AHL performed a valuation of goodwill relating to its marketing support services business utilizing a combination of discounted cash flows, the quoted market price of its common stock and a comparison to the value of comparable companies. Based on this analysis, as of January 1, 2002 the Company recorded an impairment charge in the amount of $20.7 million, which is reflected as a cumulative change in accounting principle in the accompanying condensed consolidated statements of operations. The Company’s marketing support services business completed its annual impairment analysis in the fourth quarter of 2002 and recorded an additional impairment charge in the amount of $45.1 million. The Company’s German specialized staffing business recognized an impairment charge of $4.2 million in the second quarter of 2002 resulting from the estimated loss on disposal of German operations in accordance with APB No. 30.

Intangible asset amortization was $0.1 million for the three months ended March 31, 2003 and 2002.

4.	DEBT

The Company obtains its working capital from borrowings pursuant to a Credit Facility with a syndicate of commercial banks. Wachovia Bank, National Association is the Administrative Agent for the lenders. The Company’s borrowings under the Credit Facility are secured by a lien on substantially all of its assets and the assets of its operating subsidiaries.

As of December 31, 2001, the Company was not in compliance with certain of its covenants, and received a waiver from its bank group with respect to non-compliance with these covenants through April 15, 2002. On April 12, 2002, AHL reached an agreement with its banks to amend the facility. The amendment eliminated the defaults, extended the maturity of the Credit Facility from April 15, 2002 to January 3, 2003, reduced the amount the Company was permitted to borrow, increased the interest rates on the Credit Facility and modified the financial covenants. The Company subsequently entered into additional amendments to the Credit Facility. Under the amendments, AHL is permitted to borrow up to $82.0 million. On March 28, 2003, in connection with the proposed merger, AHL obtained the consent of its senior secured lenders to further extend the maturity date under its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the Credit Facility will expire on August 29, 2003, unless the proposed merger with CGW is cancelled, in which event it will expire on the date the proposed merger is cancelled.

Under the Credit Facility, AHL is required to satisfy covenants relating to minimum consolidated adjusted EBITDA, fixed charge coverage ratios and limitations on capital expenditures, among others. The Company has monthly targets for each financial covenant that it must meet. If the Company fails to comply with the covenants, it will be in default. Upon the occurrence of a default, unless the lenders grant a further waiver, the Company will not be permitted to borrow additional amounts under the Credit Facility, and the outstanding amounts will become immediately due and payable. The Credit Facility also prohibits the Company from paying dividends to shareholders. The Company had satisfied all covenant requirements under the Credit Facility, as amended, at March 31, 2003.

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In connection with the proposed merger, CGW is expected to obtain new financing arrangements to fund AHL’s operations following the proposed merger. The existing Credit Facility will be repaid with proceeds from the new financing and then terminated. If the proposed merger is not consummated for any reason, the Credit Facility will expire on the date the proposed merger is cancelled. If the proposed merger is cancelled, management would attempt to negotiate with its lenders to extend the maturity of its debt and undertake additional efforts to raise capital and reduce costs. However, there can be no assurance that such negotiations, if required, will be successful. AHL also cannot provide assurance that it will be able to obtain any replacement credit facility or that other sources of liquidity will be available to AHL if the proposed merger is not completed and its Credit Facility is cancelled.

5.	RESTRUCTURING CHARGES

Due to the difficult economic environment, the Company performed a strategic review of marketing support services operations and recorded restructuring charges to operations of $7.9 million during the third and fourth quarters of 2001. Restructuring charges to operating expenses totaled $4.6 million and consisted of $4.2 million for the estimated costs of buying out unattractive or redundant leases and $0.4 million for severance for 66 employees. Restructuring charges to corporate general and administrative expenses totaled $3.3 million and included $0.8 million of lease charges incurred in conjunction with the closing of the Atlanta corporate offices and $2.5 million for severance for twelve employees. During 2002, the favorable settlements on facility and lease terminations resulted in a reversal of $0.9 million of the reserve.

The restructuring charges are recorded in accordance with EITF No. 94-3, “Liability Recognition for Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The following table summarizes the activity in the restructuring liability accounts from December 31, 2002 to March 31, 2003:

	December 31, 2002	Amounts paid	March 31, 2003
	(In thousands)
Severance and related personnel expenses	$31	$(31)	$—
Lease termination costs	1,436	(365)	1,071

Total	$1,467	$(396)	$1,071

Management believes that the remaining reserves for restructuring are adequate to complete its plan. The restructuring reserves are included in accrued expenses.

6.	STOCK-BASED COMPENSATION

The Company accounts for stock option grants using the intrinsic value method under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, under which no compensation cost has been recognized. Had compensation cost for these plans been determined using the fair value method consistent with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts for the periods indicated:

	Three Months Ended March 31,
	2003	2002
	(In thousands, except per share data)
Net loss as reported	$(1,797)	$(24,042)
Pro forma effect of stock based compensation	(873)	(1,262)

Pro forma net loss	$(2,670)	$(25,304)

Basic and diluted loss per share:
Loss per share as reported	$(0.12)	$(1.58)

Pro forma loss per share	$(0.18)	$(1.66)

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The pro forma effect on net income is not representative of the pro forma effect on net income in future periods because the options vest over several years and additional awards may be made in the future.

7.	OTHER COMPREHENSIVE LOSS

The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes standards for reporting comprehensive income and loss and its components in financial statements. For the Company, the difference between reported net loss and comprehensive loss is due to foreign currency translation adjustments. Total comprehensive loss for the three months ended March 31, 2003 and 2002 was $1.4 million and $24.7 million, respectively. Tax effects of the components of other comprehensive income or loss are not considered material for any periods presented.

8.	OTHER EXPENSE

Other expense for the three months ended March 31, 2003 includes approximately $1.1 million of expenses associated with the proposed merger, offset by a foreign currency gain of approximately $0.5 million arising from the translation of intercompany borrowings.

9.	EARNINGS PER SHARE

SFAS No. 128, “Earnings Per Share”, has been applied to all periods presented in these financial statements. SFAS No. 128 requires disclosure of basic and diluted earnings per share. Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding and the dilutive effect, if any, of common stock equivalent shares issuable upon the conversion of stock options (using the treasury stock method). Because of the loss from continuing operations for the periods presented, diluted earnings per share do not consider the incremental shares from assumed conversion of stock options granted. For all periods presented, the options outstanding were out-of-the-money.

10.	COMMITMENTS AND CONTINGENCIES

Contractual Costs Associated with Proposed Merger

In connection with the proposed merger, the Company entered into a conditional amendment, dated March 28, 2003, to its chief executive officer’s employment agreement. According to the conditional amendment, if the proposed merger is consummated, the chief executive officer will be entitled to receive 1,900,000 restricted shares of AHL’s series B participating preferred stock in lieu of the $2.5 million lump-sum cash payment which would be due to the officer upon a change in control of AHL pursuant to the officer’s past employment agreement.

The Company entered into an employment agreement with its chief financial officer on April 1, 2002, which upon a change of control before April 1, 2004, provides for a lump-sum payment of $500,000, which would be reduced to $250,000 if a change of control occurs after this date.

In addition to these costs, the Company has contracted for and expects to incur other customary costs associated with the proposed merger transaction such as financial advisor and fairness valuation services.

Related Party Transactions

In September 2001, in connection with the satisfaction and termination of the Performance Bonus Program approved by AHL’s shareholders in May 2001, AHL agreed to guarantee up to $10,000,000 of the Chairman of our Board’s personal debt for a period of three years from the date of the sale of AHL’s European staffing business or such earlier time as allowed by the Company’s Credit Facility with such guaranty subject to approval by the holders of the Credit Facility. In connection with the proposed merger, AHL entered into an agreement with the Chairman, dated March 28, 2003,

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pursuant to which it may elect to terminate its obligation to guarantee Mr. Argenbright’s personal indebtedness at any time in return for a payment to Mr. Argenbright of $2,000,000.

11.	SEGMENT REPORTING

Under SFAS No. 131, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its senior management team. The Company’s business is organized into two distinct operating segments, which have separate management structures, which then report to the Company’s senior level executives. A brief summary of these segments is as follows:

•	Marketing support services include consumer and trade promotion and fulfillment and retail merchandising;
•	German specialized staffing services provide electricians, welders, plumbers, customer service representatives, and industrial workers for clients.

The Company’s corporate offices provide executive management functions such as treasury, finance and legal, which are not included in the operating segments’ measure of operating income.

The following table presents information regarding the Company’s operating segments:

	Three Months Ended March 31,
	2003	2002
	(In thousands)
Revenues:
Marketing support services	$32,050	$32,216
German specialized staffing services	37,326	27,273

	$69,376	$59,489

Operating income (loss):
Marketing support services	$1,224	$1,098
German specialized staffing services	1,066	(802)
Corporate general and administrative	(583)	(879)

	$1,707	$(583)

Assets:
Marketing support services	$99,567	$167,134
German specialized staffing services	59,611	52,628
Corporate and other	548	11,125
Discontinued operations	438	—

	$160,164	$230,887

Depreciation and amortization expense:
Marketing support services	$1,398	$1,193
German specialized staffing services	252	242
Corporate and other	2	2

	$1,652	$1,437

Capital expenditures including acquisitions:
Marketing support services	$1,233	$1,600
German specialized staffing services	194	55
Discontinued operations	—	968

	$1,427	$2,623

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The following table presents information regarding the Company’s different geographic regions:

	Three Months Ended March 31,
	2003	2002
	(In thousands)
Revenues:
North America	$32,050	$32,216
Germany	37,326	27,273

	$69,376	$59,489

Assets:
North America	$100,115	$178,259
Germany	59,611	52,628
Discontinued operations	438	—

	$160,164	$230,887

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ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                    AND RESULTS OF OPERATIONS

Certain statements made in this Quarterly Report on Form 10-Q and other written or oral statements made by or on behalf of AHL may constitute “forward-looking statements” within the meaning of the federal securities laws. When used in this report, the words “believes”, “expects”, “anticipates”, “estimates” and similar expressions are intended to identify forward-looking statements. Statements regarding future events and developments and our future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. Management believes that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise, other than as required by law.

Among the important factors that could cause actual results to differ materially from those indicated in our forward-looking statements are: our ability to close the proposed merger; our ability to continue to satisfy our covenants under our Credit Facility; reliance on the trend toward outsourcing marketing services; reliance on a small number of clients for a significant portion of our revenues; dependence on our labor force; competition in our industry; and general economic conditions. These and other risks are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the “2002 10-K”), filed with the Securities and Exchange Commission on April 15, 2003.

The following discussion and analysis of the financial condition and results of operations of AHL should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2002, and included in our 2002 10-K as filed with the Securities and Exchange Commission.

In our 2002 10-K, we identified critical accounting policies and estimates for our business. There have been no material changes to these policies and estimates for our business.

OVERVIEW

AHL, headquartered in Arlington, Virginia, is a leading provider of outsourced business services, including marketing support services in the United States and specialized staffing services in Germany. Our marketing support services strategic offerings include consumer promotion and fulfillment services, trade promotion and fulfillment services and retail merchandising. Our specialized staffing services provide electricians, welders, plumbers, customer service representatives and industrial workers for clients throughout Germany. Clients span a range of Global 500 companies, including major enterprises in the automotive, consumer products, entertainment and retail sectors.

Our 1998 acquisition of Gage Marketing Services, now known as “Archway Marketing Services”, which has been in the marketing support services business for over 50 years, provided us with experienced personnel that have an understanding of the industry. Our integrated marketing execution solutions enhance the effectiveness and efficiency of many of the world’s most respected marketing companies. We deliver programs developed by manufacturers, retailers, service providers and advertising agencies, and are active in both business-to-consumer and business-to-business arenas. Our successful delivery of our marketing service offerings has enabled us to establish long-term client relationships with many of the largest companies in the world, with partnerships extending over several decades.

Historically, our specialized staffing operations also included operations in the United Kingdom and the United States. On March 19, 2002, we sold our UK specialized staffing services business for $29.5 million in cash. On October 13, 2000, we sold the assets of our US specialized staffing business to an investor group led by the former President of our Baltimore staffing operation for $22.5 million. In previous years, we also operated aviation and facility services businesses. On December 29, 2000, we sold our US and European aviation and facility services businesses for $185 million in cash to Securicor. In addition, on December 28, 2000, we abandoned operations of a division of marketing support services that was engaged in the store set-up business. The closing of this division, formerly called PIMMS, was completed on March 16, 2001.

The operating results, including impairment charges and related balance sheet accounts, of AHL’s German specialized staffing services business have been reclassified from discontinued operations to continuing operations in

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the condensed consolidated financial statements for the period ended March 31, 2002. Beginning in the third quarter of 2001 and continuing into the fourth quarter of 2002, these operations were being actively marketed for sale and were therefore presented in accordance with Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” as discontinued operations. This reclassification to continuing operations was required as a result of AHL’s proposed merger and our decision to cease marketing the German specialized staffing business.

RECENT DEVELOPMENTS

On March 31, 2003, AHL announced a proposed merger with Huevos Holdings, a wholly owned subsidiary of CGW. On March 28, 2003, AHL entered into a merger agreement, as subsequently amended on May 8, 2003, pursuant to which the Re-Investing Shareholders and Huevos Holdings agreed to acquire, through the proposed merger, the outstanding shares of AHL not already held by the group. The proposed merger, if consummated, would result in AHL no longer being a publicly traded company. In the proposed merger, holders of AHL common stock, other than the Re-Investing Shareholders, will receive $1.50 in cash for each share of AHL common stock held by such shareholder immediately prior to the proposed merger. Each share of AHL common stock held by the Re-Investing Shareholders will be converted into 1.5 shares of AHL’s newly created series B participating preferred stock. Huevos Holdings will own approximately 60% of the equity interest in AHL following the proposed merger. The remaining equity interests in AHL will be owned by the Re-Investing Shareholders and the senior lenders under AHL’s new credit facility.

The proposed merger is expected to be completed in the third quarter of 2003. The proposed merger is subject to the approval of a majority of the holders of a majority of the shares of AHL common stock outstanding as well as the approval of a majority of the shares of outstanding AHL common stock not held by the Re-Investing Shareholders. The proposed merger is subject to Huevos Holdings and CGW obtaining necessary financing and other customary closing conditions.

In addition, in connection with the proposed merger, AHL obtained the consent of its senior secured lenders to further extend the maturity date under its credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the proposed merger is cancelled, in which event it will expire on the date the proposed merger is cancelled.

RESULTS OF OPERATIONS

We derive our marketing support services revenue primarily from three sources: (1) consumer promotion and fulfillment services, (2) trade promotion and fulfillment services and (3) retail merchandising services. Within our consumer promotion and fulfillment services operations, our call centers recognize revenue based on the number of calls and agents assigned, according to written pricing agreements. Our consumer and trade promotion and fulfillment services operations record revenue at the conclusion of the material selection, packaging and shipping process. Our retail merchandising services operations recognize revenue as services are rendered, based on contracted hourly billing rates. In general, we recognize revenues as programs are completed, services are rendered and/or as products are shipped in accordance with the terms of the contracts. Some of the contracts include postage and other items purchased by us as an agent on behalf of our client, who generally dictates all facets of the transaction, including the common carriers and level of postage class to be used. For these items, we record the net billings to our customers as revenue.

Our German specialized staffing services operations record revenue as services are rendered, based on contracted hourly billing rates.

Cost of services represents the direct costs, consisting primarily of wages and related benefits, attributable to a specific contract, as well as certain related expenses such as workers’ compensation and other direct labor-related expenses.

Operating expenses represent primarily fixed expenses which support business operations, such as plant management, facility expenses (such as rent, utilities and communication costs), equipment leasing, maintenance, information technology expenses, sales, marketing, finance, human resources and divisional management.

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Corporate general and administrative expenses include the cost of the corporate management team and corporate, legal, audit and outside service fees incurred to support and manage our operations and facilities.

The following table sets forth consolidated statements of operations data as a percentage of revenues for the periods indicated:

	Three Months Ended March 31,
	2003	2002
Revenues	100.0%	100.0%
Cost of services	54.0	55.6

Gross margin	46.0	44.4

Costs and expenses:
Operating	40.3	41.5
Corporate general and administrative	0.8	1.5
Depreciation and amortization	2.4	2.4

Operating income (loss)	2.5	(1.0)

Interest expense, net	4.0	3.5
Other expense, net	0.9	—

Loss from continuing operations before income taxes	(2.4)	(4.5)
Income tax provision	0.2	—

Loss from continuing operations	(2.6)	(4.5)

Loss from discontinued operations	—	(1.1)

Net loss before cumulative effect of change in accounting principle	(2.6)	(5.6)

Cumulative effect of change in accounting principle	—	(34.8)

Net loss	(2.6%)	(40.4%)

COMPARISON OF RESULTS—THREE MONTHS ENDED MARCH 31, 2003 AND 2002

Revenues. Revenues increased $9.9 million, or 17%, to $69.4 million for the three months ended March 31, 2003 from $59.5 million for the same period in 2002. Marketing support services revenue decreased $0.1 million between periods, to $32.1 million for the three months ended March 31, 2003 from $32.2 million for the same period in 2002. The decrease in revenues from this segment is due to the sale of a non core marketing operation in May 2002, which contributed $1.1 million of revenues for the three month period ended March 31, 2002, offset by increased revenues from sales to new clients within our retail merchandising and consumer fulfillment operations of marketing support services in 2003. German specialized staffing services revenue increased $10.0 million between periods, to $37.3 million for the three months ended March 31, 2003 from $27.3 million for the same period in 2002. Approximately $6.0 million of this increase can be attributed to a strengthening of the Euro against the dollar between periods. In addition, our German specialized staffing services operations have increased marketing and sales efforts, resulting in the increased revenues between periods.

Cost of Services. Cost of services increased $4.4 million, or 13%, to $37.5 million for the three months ended March 31, 2003 from $33.1 million for the same period in 2002. Approximately $4.2 million of the increase can be attributed to the strengthening of the Euro against the dollar. In addition, cost of services in our German specialized staffing services operations increased to service the additional revenue earned in the three months ended March 31, 2003 as compared to the prior period. These increases were offset by an 8% decrease in cost of service expenses from our marketing support services operations. The decrease in cost of services in this segment is primarily a result of the elimination of expenses from the non core marketing operation that was sold in 2002, as well as cost savings gained from the implementation of labor and shipping cost reduction programs across all marketing support services operations

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in 2002. As a percentage of revenues, cost of services decreased to 54.0% for the three months ended March 31, 2003 from 55.6% for the same period in 2002.

Gross Margin. Gross margin increased $5.5 million, or 21%, to $31.9 million for the three months ended March 31, 2003 from $26.4 million for the same period in 2002. As a percentage of revenues, gross margin increased to 46.0% for the three months ended March 31, 2003 from 44.4% for the same period in 2002. Both our marketing support services operations and our German specialized staffing services operations had improved margins for the three months ended March 31, 2003 from the same period in 2002. In our marketing support services segment, this increase is attributable to the implementation of labor and shipping cost reduction programs as discussed above. Our German specialized staffing services segment had increased margins due to a higher utilization of specialized staffing employees in 2003 compared to the same period in 2002.

Operating. Operating expenses increased $3.2 million, or 13%, to $27.9 million for the three months ended March 31, 2003 from $24.7 million for the same period in 2002. Approximately $2.4 million of the increase can be attributed to the strengthening of the Euro. Our marketing support services segment experienced an increase in operating expenses as a result of increased facility expenses associated with the opening of two new warehouses and the expansion of our Canadian call center operations in the first quarter of 2003. Our German specialized staffing services segment had increased operating costs due to their increased sales and marketing efforts. As a percentage of revenues, operating expenses decreased to 40.3% for the three months ended March 31, 2003 as compared to 41.5% for the same period in 2002.

Corporate General and Administrative. Corporate general and administrative expenses decreased $0.3 million, or 33%, to $0.6 million for the three months ended March 31, 2003 from $0.9 million for the same period in 2002. The decrease is primarily attributed to reduced legal, accounting and travel costs between periods. As a percentage of revenues, corporate general and administrative expenses decreased to 0.8% for the three months ended March 31, 2003 from 1.5% for the same period in 2002.

Depreciation and Amortization. Depreciation and amortization increased $0.3 million, or 21%, to $1.7 million for the three months ended March 31, 2003 from $1.4 million for the same period in 2002. As a percentage of revenues, depreciation and amortization remained consistent at 2.4% between periods.

Operating Income (Loss). Operating income was $1.7 million for the three months ended March 31, 2003 as compared to an operating loss of $0.6 million for the same period in 2002. As a percentage of revenues, operating income was 2.5% for the three months ended March 31, 2003 as compared to an operating loss of 1.0% for the same period in 2002, primarily due to the improvement in margin in 2003.

Interest Expense, Net. Interest expense, net, represents the interest on our outstanding debt and our settlement obligations. Net interest expense increased $0.7 million, or 33%, to $2.8 million for the three months ended March 31, 2003 from $2.1 million for the same period in 2002. The increase is due increased interest rates in 2003, as well as interest expense from our settlement obligations which were agreed to in April of 2002. As a percentage of revenues, net interest expense was 4.0% for the three months ended March 31, 2003 as compared to 3.5% for the same period in 2002.

Other Expense, Net. Other expense for the three months ended March 31, 2003 includes approximately $1.1 million of expenses associated with the proposed merger, offset by a foreign currency gain of approximately $0.5 million arising from the translation of intercompany borrowings.

Income Tax Provision. Income tax provision of $0.1 million for the three months ended March 31, 2003 represents state and Canadian taxes due for the quarter. Due to the uncertainty regarding the realization of our federal general business credit carryforwards, we have recorded a valuation allowance against our federal income tax benefit for 2003 and 2002.

Loss From Discontinued Operations. On March 19, 2002, we sold our United Kingdom specialized staffing services business. In accordance with the provisions of APB No. 30, we have reflected the results of our UK specialized staffing business as discontinued operations in the condensed consolidated balance sheets and statements of operations and cash flows. For all periods presented, this presentation reflects the net assets of this operation segregated from the assets and liabilities of continuing operations, and the earnings of this businesses segregated from the results of continuing

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operations. Revenues of discontinued operations were $18.8 million for the three months ended March 31, 2002. Loss from discontinued operations of $0.6 million for the three months ended March 31, 2002 is net of the applicable interest expense of $0.2 million and income tax expense of $0.1 million.

Cumulative Effect of Change in Accounting Principle. AHL adopted the provisions of SFAS No. 142 effective January 1, 2002. Using the services of an independent third party valuation expert, we performed a valuation of goodwill relating to our marketing support services business utilizing a combination of discounted cash flows, the quoted market price of our common stock and a comparison to the value of comparable companies. Based on this analysis, as of January 1, 2002, we recorded an impairment charge in the amount of $20.7 million, which is reflected as a cumulative change in accounting principle in the accompanying condensed consolidated statements of operations.

Net Loss. Net loss decreased $22.2 million to $1.8 million for the three months ended March 31, 2003 from a loss of $24.0 million for the same period in 2002. Approximately $20.7 million of this decrease is due to the cumulative effect of change in accounting principle recorded in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash used in operating activities was $2.3 million for the three months ended March 31, 2003, compared to cash provided by operating activities of $3.7 million for the same period in 2002. Of the $2.3 million of cash used in operating activities for the period ended March 31, 2003, $3.3 million of cash was used by continuing operations, while discontinued operations provided $1.0 million of cash through the collection of an escrow due from the sale of the business. The use of cash from continuing operations was the result of an increase in working capital. For the same period in 2002, cash provided by continuing operations was $3.2 million, while discontinued operations provided $0.5 million of cash. The continuing operations provision of cash in 2002 is primarily the result of a federal tax refund offset in part by an increase in working capital.

Cash used in investing activities for the three months ended March 31, 2003 was $1.4 million, compared to cash provided by investing activities of $24.2 million for the same period in 2002. Purchases of property and equipment comprised the cash used in investing activities for 2003. In 2002, cash was generated through the sale of the United Kingdom specialized staffing business for $26.8 million, offset by additions to property and equipment of $2.6 million.

Cash provided by financing activities for the three months ended March 31, 2003 was $2.9 million compared to cash used by financing activities of $26.2 million for the same period in 2002. We borrowed $2.9 million in the three months ended March 31, 2003 to fund working capital. The March 19, 2002 sale of the UK specialized staffing services business provided funds for net repayments on our Credit Facility of $26.2 million.

Credit Facility

We finance our working capital from borrowings pursuant to a Credit Facility (the “Credit Facility”) with a syndicate of commercial banks. Wachovia Bank, National Association is the Administrative Agent for the lenders. Our borrowings under the Credit Facility are secured by a lien on substantially all of our assets and the assets of our operating subsidiaries.

At December 31, 2001, we were not in compliance with a number of the covenants under the Credit Facility. On April 12, 2002, we reached agreement with our banks to amend the facility. The amendment eliminated the defaults, extended the maturity of the Credit Facility from April 15, 2002 to January 3, 2003, reduced the amount we are permitted to borrow, increased the interest rates that we are required to pay and modified our financial covenants. Under the amended agreement, at April 12, 2002, we were permitted to borrow up to $89.3 million.

Subsequent to April 12, 2002, we entered into additional amendments to the Credit Facility. Under the amendments, we are permitted to borrow up to $82.0 million. On March 28, 2003, in connection with the proposed merger, we obtained the consent of our senior secured lenders to further extend the maturity date under our credit agreement, which was scheduled to expire on March 31, 2003. As extended, the credit agreement will expire on August 29, 2003, unless the proposed merger is cancelled or an event of default occurs under the Credit Facility, in which event it will expire on the date the proposed merger is cancelled or an event of default occurs. At May 2, 2003, we had borrowings outstanding of $67.5 million under the Credit Facility.

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In connection with the proposed merger, CGW is expected to obtain new financing arrangements to fund AHL’s operations following the proposed merger. Our existing Credit Facility will be repaid with proceeds from the new financing and then terminated. If the proposed merger is not consummated for any reason, our Credit Facility will expire on the date the proposed merger is cancelled. If the proposed merger is cancelled, management will attempt to negotiate with its lenders to extend the maturity of the Credit Facility. However, we cannot assure you that such negotiations, if required, will be successful. We also cannot assure you that we will be able to obtain any replacement credit facility or that other sources of liquidity will be available to us if the proposed merger is not completed and our Credit Facility is cancelled.

Under the Credit Facility, we are required to satisfy covenants relating to minimum consolidated adjusted EBITDA, fixed charge coverage ratios and limitations on capital expenditures, among others. We have monthly targets for each financial covenant that we must meet. We are required to maintain a monthly consolidated adjusted EBITDA that exceeds specified levels as set forth in the agreement. Our aggregate capital expenditures and disbursements relating to restructuring charges, as defined, from the period of November 1, 2002, through the end of each fiscal month ending July 2003 must not exceed the amounts specified in the terms of the agreement. Finally, we have monthly minimum fixed charge ratios which we must maintain. If we fail to comply with the covenants, we will be in default. Upon the occurrence of a default, unless our lenders grant a further waiver, we will not be permitted to borrow additional amounts under the Credit Facility, and the outstanding amounts will become immediately due and payable.

Going Concern

Our condensed consolidated financial statements have been prepared assuming that we will continue as a going concern. As described in our condensed consolidated financial statements, we have $76.2 million in bank borrowings outstanding at March 31, 2003, which are due no later than August 29, 2003. In addition, we had a net working capital deficit of approximately $77.7 million at March 31, 2003, and we have incurred recurring operating losses in recent years. Although the proposed merger, if completed as planned, would result in the retirement of a large portion of the debt and the recapitalization of the Company, there can be no assurance that such transactions will close as contemplated. If the proposed merger is terminated, management would attempt to negotiate with its lenders to extend the maturity of its Credit Facility. Furthermore, in such event, management will undertake additional efforts to raise capital and reduce costs. However, there can be no assurance that such negotiations, if required, will be successful. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

Our continuing operations include the German specialized staffing business. Our discontinued operations include the UK specialized staffing business. Revenues from foreign operations are received, and operating costs are incurred, in foreign currencies (primarily the British pound and the Euro). The denomination of foreign subsidiaries’ account balances in their local currency exposes us to certain foreign exchange rate risks. We address the exposure by financing most working capital needs in the applicable foreign currencies. However, our Credit Facility requires that we convert indebtedness outstanding in foreign currencies into dollars for purposes of determining the total amount of indebtedness outstanding. An increase in the value of a foreign currency relative to the dollar has the effect of reducing the amount we are otherwise permitted to borrow pursuant to the Credit Facility. We have not engaged in hedging transactions to reduce exposure to fluctuations in foreign currency exchange rates.

INTEREST RATE RISK

We maintain a Credit Facility which subjects us to the risk of increased interest expense associated with movements in market interest rates. Our Credit Facility had a balance outstanding of $76.2 million at March 31, 2003, which was at a variable rate of interest. Based on outstanding borrowings, it is estimated that an increase in the prevailing interest rates of 100 basis points would result in a decrease in net income of approximately $0.4 million, or $0.03 per share, for the year ended December 31, 2003.

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ITEM 4. CONTROLS AND PROCEDURES

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing of this quarterly report. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that the design and operation of our disclosure controls and procedures are effective. There were no significant changes to our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

17

PART II – OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are involved in various routine litigation, disputes and claims in the ordinary course of business, primarily related to employee and customer contract issues. While unfavorable outcomes are possible, management believes that resolving these matters will not have a material effect on the Company’s results of operations or financial condition.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a)	Exhibits:

EXHIBIT NUMBER	DESCRIPTION
2.1

Agreement and Plan of Merger, dated March 28, 2003, by and among Huevos Holdings, Inc., AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc (incorporated by reference to AHL’s Current Report on Form 8-K, dated March 31, 2003).

2.2*

First Amendment to Agreement and Plan of Merger dated May 8, 2003, by and among Huevos Holdings, Inc., AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc.

3.1	Restated and Amended Articles of Incorporation of AHL (incorporated by reference to the Registration Statement on Form 8-A dated March 3, 1997).

3.2	Bylaws of AHL, effective as of October 31, 2001 (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

4.1	Specimen Common Stock Certificate (incorporated by reference to AHL’s Registration Statement on Form S-1 (File No. 333-20315)).

4.2	Articles 2, 3 and 9 of the Amended and Restated Articles of Incorporation of AHL (incorporated by reference to AHL’s Registration Statement on Form 8-A, dated March 25, 1997).

4.3	Articles I, V, VII and IX of the Bylaws of AHL, effective as of October 1, 2001 (incorporated b reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.1*	Indemnification agreement, dated March 3, 2003, by and between AHL Services, Inc. and Thomas V. Beard.

10.2*	Indemnification agreement, dated March 3, 2003, by and between AHL Services, Inc. and John W. Ward.

10.3*	Indemnification agreement, dated March 3, 2003, by and between AHL Services, Inc. and Wyck A. Knox, Jr.

99.1*	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2*	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

(b)	Reports on Form 8-K:

18

The following report on Form 8-K was filed during the quarter ended March 31, 2003:

On March 31, 2003, AHL Services, Inc. filed a Current Report on Form 8-K announcing the that a group led by Cravey, Green & Wahlen (“CGW”), a private equity firm specializing in middle-market investments, had agreed to acquire the outstanding shares of AHL not already held by the group, and take AHL private.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AHL SERVICES, INC. (REGISTRANT)

Date: May 9, 2003	By:	/s/ Heinz Stubblefield
Heinz Stubblefield
Chief Financial Officer (Duly Authorized Officer, Principal Financial and Chief Accounting Officer)

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CERTIFICATIONS

I, A. Clayton Perfall, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of AHL Services, Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c) Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 9, 2003

/s/ A. Clayton Perfall

A. Clayton Perfall

Chief Executive Officer

21

CERTIFICATIONS

I, Heinz Stubblefield, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of AHL Services, Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c) Presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 9, 2003

/s/ Heinz Stubblefield

Heinz Stubblefield

Chief Financial Officer

22

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
2.1

Agreement and Plan of Merger, dated March 28, 2003, by and among Huevos Holdings, Inc., AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc (incorporated by reference to AHL’s Current Report on Form 8-K, dated March 31, 2003).

2.2*

First Amendment to Agreement and Plan of Merger dated May 8, 2003, by and among Huevos Holdings, Inc., AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc.

3.1	Restated and Amended Articles of Incorporation of AHL (incorporated by reference to the Registration Statement on Form 8-A dated March 3, 1997).

3.2	Bylaws of AHL, effective as of October 31, 2001 (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

4.1	Specimen Common Stock Certificate (incorporated by reference to AHL’s Registration Statement on Form S-1 (File No. 333-20315)).

4.2	Articles 2, 3 and 9 of the Amended and Restated Articles of Incorporation of AHL (incorporated by reference to AHL’s Registration Statement on Form 8-A, dated March 25, 1997).

4.3	Articles I, V, VII and IX of the Bylaws of AHL, effective as of October 1, 2001 (incorporated b reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

10.1*	Indemnification agreement, dated March 3, 2003, by and between AHL Services, Inc. and Thomas V. Beard.

10.2*	Indemnification agreement, dated March 3, 2003, by and between AHL Services, Inc. and John W. Ward.

10.3*	Indemnification agreement, dated March 3, 2003, by and between AHL Services, Inc. and Wyck A. Knox, Jr.

99.1*	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2*	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

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PROXY

AHL SERVICES, INC.

PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE 2003 ANNUAL MEETING OF SHAREHOLDERS ON [            ], 2003

The undersigned hereby appoints A. Clayton Perfall and Heinz Stubblefield, and each of them, proxies with full power of substitution and resubstitution, for and in the name of the undersigned, to vote all shares of common stock of AHL Services, Inc. (“AHL”) which the undersigned would be entitled to vote if personally present to the 2003 Annual Meeting of Shareholders or any adjournment of the meeting. The annual meeting will be held on [            ], 2003 at [            ] a.m., local time at [            ].

This appointment relates to the matters described in the accompanying Notice of 2003 Annual Meeting of Shareholders and Proxy Statement upon any of the business that may properly come before the meeting or any adjournment of the meeting. By signing this Proxy, the undersigned acknowledges receipt of the accompanying Notice of 2003 Annual Meeting of Shareholders and Proxy Statement.

The proxies are directed to vote on the matters described in the Notice of 2003 Annual Meeting of Shareholders and Proxy statement as follows, and otherwise in their discretion upon such other business as may properly come before the meeting or any adjournment of the meeting.

1.	To adopt the Agreement and Plan of Merger, dated as of March 28, 2003, by and among Huevos Holdings, Inc., a Georgia corporation, and AHL, Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc and to approve the merger of Huevos Holdings, Inc. into AHL:

☐ FOR         ☐ AGAINST         ☐ ABSTAIN

2.	To amend and restate AHL’s articles of incorporation, which amendment will, among other things, authorize two classes of capital stock of AHL, as the surviving corporation, after the merger, of which there will be designated (1) 50,000,000 shares of common stock, no par value, and (2) 90,000,000 shares of preferred stock, no par value, of which 30,000,000 shares will be designated series A preferred stock, 55,000,000 shares will be designated series B participating preferred stock and 2,250,000 shares will be designated series C preferred stock:

☐ FOR         ☐ AGAINST         ☐ ABSTAIN

3.	To elect two directors to serve until the 2006 annual meeting of shareholders or, if earlier, the completion of the merger and to elect one director to serve until the 2004 annual meeting of shareholders or, if earlier, the completion of the merger:

☐ FOR the nominees listed                    ☐ WITHHOLD AUTHORITY to vote for all the nominees listed

☐ FOR all nominees EXCEPT (to withhold authority for any individual nominee, strike a line through the nominee’s name in the list below):

To serve until the 2006 annual meeting of shareholders: Frank A. Argenbright, Jr., A. Clayton Perfall

To serve until the 2004 annual meeting of shareholders: Thomas V. Beard

4.	To approve amendments to AHL’s employee stock purchase plan to authorize an increase to the number of shares to be issued under the plan.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, THE PROXY WILL BE VOTED “FOR” THE ABOVE-STATED PROPOSALS.

PLEASE COMPLETE, DATE AND SIGN THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING ON [            ], 2003. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

Date:

Signature:

Please sign exactly as your name or names appear hereon. For more than one owner as shown above, each should sign. When signing in a fiduciary or representative capacity, please give full title. If this proxy is submitted by a corporation, it should be executed in the full corporate name by a duly authorized officer; if a partnership, please sign in partnership name by an authorized person